Exhibit 99.1

Chapter A

(Description of Company Operations)

of the Periodic Report for 2011

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Table of Contents

1. General development of the Group's business		1
1.1	Group activities and business development	1
1.2	Segments of operation	3
1.3	Investments in the Company's capital and transactions in its shares	3
1.4	Distribution of dividends	5
1.5	Financial information about the Group's segments of operation	8
1.6	Group forecast	15
1.7	General environment and influence of external factors on the Group's activities	15
2. Bezeq – Domestic fixed-line communications		27
2.1	General information about the segment of operation	27
2.2	Products and services	32
2.3	Segmentation of product and service revenues	35
2.4	Customers	35
2.5	Marketing, distribution and service	36
2.6	Competition	36
2.7	Property, plant and equipment, and facilities	41
2.8	Intangible assets	45
2.9	Human capital	46
2.10	Equipment and suppliers	51
2.11	Working capital	52
2.12	Investments	52
2.13	Financing	53
2.14	Taxation	56
2.15	Environmental risks and their management	56
2.16	Restrictions and control of the Company's operations	57
2.17	Substantial agreements	65
2.18	Legal proceedings	68
2.19	Business Objectives and Strategy	72
2.20	Expectations for development in the coming year	74
2.21	Risk factors	74
3. Pelephone – Mobile radio-telephone (cellular telephony)		78
3.1	General information about the segment of operation	78
3.2	Products and services	82
3.3	Segmentation of revenues from products and services	83
3.4	New products	83
3.5	Customers	83
3.6	Marketing, distribution and service	83
3.7	Competition	84
3.8	Seasonality	88
3.9	Property, plant and equipment, and facilities	88
3.10	Intangible assets	90
3.11	Human capital	90
3.12	Suppliers	91
3.13	Working capital	92
3.14	Investment in affiliates and in a partnership	93
3.15	Financing	93
3.16	Taxation	95

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Chapter A (Description of Company Operations) of the Periodic Report for 2011

3.17	Environmental risks and their management	95
3.18	Restrictions on and control of Pelephone's operations	98
3.19	Substantial agreements	104
3.20	Cooperation agreements	104
3.21	Legal proceedings	104
3.22	Business objectives and strategy	107
3.23	Outlook for development in the coming year	108
3.24	Risk factors	108
4. Bezeq International – international communication and internet services		111
4.1	General	111
4.2	Products and Services	112
4.3	Revenue	113
4.4	New Products	113
4.5	Customers	114
4.6	Marketing, distribution and service	114
4.7	Competition	114
4.8	Seasonality	117
4.9	Property, plant and equipment	117
4.10	Intangible assets	117
4.11	Human capital	117
4.12	Suppliers	118
4.13	Working Capital	119
4.14	Investments	120
4.15	Financing	120
4.16	Taxation	120
4.17	Restrictions and supervision of Bezeq International's operations	121
4.18	Substantial agreements	124
4.19	Cooperation agreements	124
4.20	Legal Proceedings	125
4.21	Objectives, business strategy and projected development	126
4.22	Risk Factors	127
5. DBS – Multi-channel television		129
5.1	General Information on the segment of operation	129
5.2	Products and Services	132
5.3	Revenue and profitability of products and services	133
5.4	New Products	133
5.5	Customers	133
5.6	Marketing and Distribution	133
5.7	Competition	134
5.8	Production capacity	136
5.9	Property, plant and equipment	136
5.10	Intangible assets	137
5.11	Broadcasting Rights	138
5.12	Human Resources	139
5.13	Suppliers	141
5.14	Working Capital	141
5.15	Financing	141
5.16	Taxation	147
5.17	Restrictions on and supervision of the company	147

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Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.18	Substantial agreements	151
5.19	Cooperation Agreements	153
5.20	Legal Proceedings	153
5.21	Business objectives and strategy	155
5.22	Discussion of Risk Factors	156

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Chapter A (Description of Company Operations) of the Periodic Report for 2011

LIST OF TERMS

A.	Names of laws appearing in the report

Consumer Protection Law	Consumer Protection Law, 1981
Antitrust Law	Antitrust Law, 1988
Arrangements Law	Economic Policy for 2011-2012 (Legislative Amendments) Law, 2011
Companies Law	Companies Law, 19990
Non-Ionizing Radiation Law	Non-Ionizing Radiation law, 2006
Second Authority Law	Second Authority for Television and Radio Law, 1990
Planning and Construction Law	Planning and Construction Law, 1965
Communications Law	Communications (Telecommunications and Broadcasts) Law, 1982
Securities Law	Securities Law, 1968
Class Actions Law	Class Actions Law, 2006
Communications Rules	Communications (Broadcasting Licensee) Rules, 1987
Telegraph Ordinance	Wireless Telegraph Ordinance [New Version], 1972
Communications Order	Communications (Telecommunications and Broadcasts) (Determination of an Essential Service Provided by Bezeq Israel Communications Corp.) Order, 1997
Frequency Regulations for Access Installations	Communications (Telecommunications and Broadcasts) (Frequencies for Wireless Access Installations) Regulations, 2002
Royalties Regulations	Communications (Telecommunications and Broadcasts) (Royalties) Regulations, 2001 and Communications (Telecommunications and Broadcasts) (Royalties) (Temporary Order) Regulations, 2011
Royalties Regulations (Satellite Broadcasts)	Communications (Telecommunications and Broadcasts) (Satellite Television Broadcasts) (License fees and Royalties), 1999
Interconnect Regulations	Communications (Telecommunications and Broadcasts) (Payments for Interconnect) Regulations, 5760
Satellite Broadcasting License Regulations	Communications (Telecommunications and Broadcasts) (Proceedings and Conditions for Grant of a Satellite Broadcasts License), 1998
International Operator License Regulations	Communications (Telecommunications and broadcasts) (Proceedings and terms for receipt of a general license for providing international telecommunications services) Regulations, 2004

B. Other main technological terms appearing in the report1

Bezeq On Line	Bezeq On Line Ltd.
Bezeq International	Bezeq International Ltd.
Bezeq Zahav Holdings	Bezeq Zahav (Holdings) Ltd.
B Communications	B Communications Ltd. (formerly – 012 Smile Communications Ltd.)
2011 Financials	The consolidated financial statements of the Company for the year ended December 31, 2011
DBS 2011 Financials	The financial statements of DBS for the year ended December 31, 2011, which are attached to this report

1	Please note that the definitions are for reader convenience only, and are not necessarily identical to the definitions in the Communications Law or its Regulations.

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Chapter A (Description of Company Operations) of the Periodic Report for 2011

interconnect fees	Interconnect fees (also called "call completion fees") are paid by one carrier to another for interconnection (see definition below)
DBS	D.B.S. Satellite Services (1998) Ltd.
HOT	HOT Communications Systems Ltd. and corporations in its control which operates in broadcasting (multi-channel television)
HOT Telecom	HOT Telecom Limited Partnership
HOT-Net	HOT-Net Internet Services Ltd.
the Stock Exchange	The Tel Aviv Stock Exchange Ltd.
the Gronau Report
The report published on March 9, 2008 by the committee appointed to formulate detailed recommendations concerning policy and the principles of competition in communications in Israel, headed by Prof. Gronau

Walla	Walla! Communications Ltd. and corporations in its control
Hayek Commission	Committee headed by Mr. Amir Hayek for reviewing the structure and updating of Bezeq tariffs and for setting wholesale service tariffs in fixed-line communications
Eurocom DBS	Eurocom D.B.S. Ltd.
Mirs	Mirs Communications Ltd. and corporations in its control
public switching	A telephony system supporting the connection of installations for passing calls between various end units
Mbps	Megabits per second; a unit of measure for the speed of data transfer
Domestic Carrier	An entity providing fixed-line domestic telephony services under a general or special domestic carrier license
PVR decoders	Digital decoders enabling viewing of satellite broadcasts, with recording ability on a hard disk (Personal Video Recorder) and enabling other advanced services, including HDPVR decoders
HDPVR decoders	PVR decoders that also enable receipt of HD broadcasts
Roaming
Roaming services allow a customer of one communications network to receive services from another communications network which is not his home network, based on roaming agreements between the home network and the host network

NEP
Network End Point – an interface to which a public telecommunications network and terminal equipment or a private network are connected. NEP services include the supply and maintenance of equipment and services on the customer's premises

Cellcom	Cellcom Israel Ltd. and corporations in its control
Pelephone	Pelephone Communications Ltd. and corporations in its control
Partner	Partner Communications Ltd. and corporations in its control
interconnect
Interconnect enables telecommunications messages to be transferred between subscribers of various license-holders or services to be provided by one license-holder to the subscribers of another license-holder; interconnect is made possible by means of a connection between a public telecommunications network of one license-holder (e.g. the Company) and a public network of another license-holder (e.g. a cellular operator). See also the definition of "interconnect fees".

cellular	Mobile radio-telephone; cellular telephony
ITS license	General license for providing international telecommunications services
domestic carrier license	General license for providing fixed-line domestic telecommunications services
cellular license	General license for providing mobile radio-telephone services by the cellular method

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Chapter A (Description of Company Operations) of the Periodic Report for 2011

broadcasting license	License for satellite television broadcasts
transmission services	Transfer service for electromagnetic signals or a series of bits between telecommunications facilities of a license-holder (excluding terminal equipment)
data communication services
Network services for transferring data from point to point, transferring data between computers and between different communications networks, communications network connection services for the Internet, and remote access services for businesses

012 Smile	012 Smile Telecom Ltd. and corporations in its control
ARPU	Average Revenue Per User
CDMA	Code Division Multiple Access – Access technology for cellular communications networks based on separation of subscribers by encoding
xDSL
Digital Subscriber Line – Technology that uses copper wires of telephone lines to transfer data (the Internet) at high speeds by using frequencies higher than the audible frequency and therefore enabling simultaneous call and data transfer

DTT	Digital Terrestrial Television – Wireless digital broadcast of television channels by means of terrestrial transmission stations
GSM	Global System for Mobile Communications – International standard for cellular communications networks ("2nd Generation")
HD	High Definition TV
HSPA	Cellular technology succeeding the UMTS standard, enabling data transfer at high speeds ("3.5 Generation")
IP	Internet Protocol. The protocol enables unity between voice, data and video services using the same network
IPVPN
Virtual Private Network based on IP and located on the public network, through which it is possible to (a) enable end users to connect to the organizational network by remote access, and (b) connect between the organization's branches (intranet)

ISP
Internet Service Provider – Holder of a special license for providing Internet access services. The Internet access provider is the entity enabling the end user to connect to TCP/IP protocol that links him and the global Internet

MOU	Minutes of Use – the average number of minutes of use of a subscriber to the communications services
MVNO	Mobile Virtual Network Operator – A virtual cellular operator that uses the existing communications infrastructures of the cellular carriers without need for its own infrastructures
NDSL	A subscriber's line that provides high-speed access by means of ISPs only
NGN	Next Generation Network – The communications network of the next generation, based on IP architecture
PSTN	Public Switch Telephone Network – The Company's long-standing fixed-line domestic communications infrastructure
UMTS	International standard for cellular communications developed from the GSM standard ("3rd Generation")
VDSL2	Very High Bit Rate Digital Subscriber Line – Digital Subscriber Line (DSL) with very high speed. One of the fastest technologies for data transfer at high bandwidth on ordinary telephone lines
VoB	Voice over Broadband – Telephony and associated services in IP technology using fixed-line broadband access services
VoC	Voice over Cellular Broadband – Telephony services over a cellular data communications channel ("Mobile VoB Services")

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Chapter A (Description of Company Operations) of the Periodic Report for 2011

VOD	Video on Demand – Television services per customer demand
VoIP	Voice over Internet Protocol – Technology enabling the transfer of voice messages (provision of telephony services) by means of IP protocol
Wi Fi	Wireless Fidelity – Wireless access to the Internet within a local space

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Chapter A (Description of Company Operations) of the Periodic Report for 2011

CHAPTER A – DESCRIPTION OF THE COMPANY'S BUSINESS

Bezeq – The Israel Communications Corp Ltd. ("the Company" or "Bezeq"), together with its subsidiaries, whether wholly or partly owned, whose financial statements are consolidated with those of the Company, as well as D.B.S. Satellite Services (1998) Ltd., an affiliate, are hereafter together referred to in this Periodic Report as "the Group" or "Bezeq Group".2

1.	General development of the Group's business

1.1	Group activities and business development

            1.1.1       General

At the date of this periodic report, Bezeq Group is a main provider of communications services in Israel. The Bezeq Group implements and provides a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel satellite television broadcasts, internet infrastructure and access services, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (network end point – NEP – services).

The Company was established in 1980 as a government company to which the activities carried out until then at the Ministry of Communications were transferred, and it was privatized over a period of years. The Company became a public company in 1990 and its shares are traded on the Tel Aviv Stock Exchange.

Since April 14, 2010, the controlling shareholder of the Company is B Communications, through its wholly-controlled (indirectly) company B Tikshoret (SP2) Ltd. ("B Tikshoret"), which at March 13, 2012 holds 31.08% (30.18% at full dilution)3 of the Company's shares.  For details about the agreement for acquisition of control of the Company, see Section 1.3.1.

Below is a schematic of the structure of holdings in the Company, and the Company's holdings in the subsidiaries and main affiliates, at March 13, 2012.

2
We draw attention to the fact that the financial statements of DBS are not consolidated with those of the Company, and therefore, the definition of "the Group" in the 2011 financials differs from its definition in the Chapter "Description of the Corporation's Business" and no longer includes DBS.

3
To the best of the Company's knowledge, B Tikshoret is a private company registered in Israel, wholly owned and controlled by B Tikshoret (SP1) Ltd., which is wholly owned and controlled by B Communications. B Communications is an Israeli public company whose shares are traded by way of double listing on the Stock Exchange and on the Nasdaq. The controlling shareholder in B Communications is Internet Gold – Golden Lines Ltd., and the controlling shareholder in Internet Gold – Golden Lines Ltd. is Eurocom Communications Ltd. ("Eurocom Communications"), which is controlled by Eurocom Holdings (1979) Ltd., in which the controlling shareholder is Mr. Shaul Elovitz. The shares of B Tikshoret in the Company are held through a trustee for B Tikshoret as the owner and for entities who made financing available to B Tikshoret as lien-holders.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

(1)	A public company traded on the Stock Exchange.
(2)
The Company has options which, at the date of publication of the Periodic Report, grant a right to 8.6% of the shares of DBS. In view of the decision of the Supreme Court in 2009 not to approve the merger of the Company and DBS (see Section 2.16.8C), the Company ended its control in DBS and commencing August 21, 2009 it ceased consolidation of their financial statements and since that date its investment in DBS shares is stated by the equity method. On this matter, see Note 12 to the 2011 financial statements. The balance of DBS shares is held by a trustee for Eurocom DBS.4 The approval of the Antitrust Commissioner for B Communications' transaction to acquire control in the Company was made contingent, among other things, on the sale of Eurocom DBS's holdings in DBS within a defined period of time. See Section 1.3.1.

In addition, the Company holds 100% of the issued capital of Bezeq On-Line, which operates customer call centers of a scope that is not material to the Company, and 100% of the issued capital of Bezeq Zahav Holdings whose entire operation is the holding of Debentures Series 5 of the Company (see Section 2.17.1).

Below are details of the present holdings in the Company at full dilution, assuming exercise of all the options actually allotted to Group employees and managers (see Section 1.3.2) at December 31, 2011 and March 13, 2012:

Shareholders	Holding %
	On December 31, 2011	On March 13, 2012	At full dilution on March 13, 20125
B Communications (through B Tikshoret)	31.10%	31.08%	30.18%
The public	68.90%	68.92%	69.82%

4	A company controlled indirectly by Mr. Shaul Elovitz, the controlling shareholder (indirect) in the Company.

5
Full dilution was calculated assuming that all allotted options would be exercised for shares, in view of the Stock Appreciation Rights (SAR) mechanism in the 2007 stock options plan for managers and senior employees in the Group and the 2007 employee stock options plan (see Sections 1.3.2 and 2.9.6). This assumption is theoretical only, since in practice, under the terms of the plans and the outlines, the offerees who exercise the options will not be allotted all the shares underlying them but only a quantity that reflects the amount of the financial benefit embodied in the options.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

1.1.2       Mergers and acquisitions

Full tender offer for Walla shares

On March 14, 2012, the Company published a full tender offer specification for the purchase of all the shares held by shareholders from the public in Walla! (12,980,972 shares accounting for 28.45% of the issued share capital of Walla!) at a price of NIS 5.25 per share and for total consideration of NIS 68 million (if the stock options of Walla! employees are exercised by the last date for acceptance according to the specification, the number of shares acquired will increase accordingly, and the total consideration will increase accordingly to NIS 77 million). The tender offer is contingent upon its acceptance by the offerees, by the majority stipulated in the Companies Law, in a manner that enables the purchase of all Walla! shares held by the public, turning the company into a private company, and delisting its shares from trade on the Stock Exchange. The deadline for the submittal of notice of acceptance is April 5, 2012.

1.2	Segments of operation

The Group has four main segments of operation which correspond to the corporate division among the Group companies and report as business segments in the Company's consolidated financial statements (see also Note 28 to the 2011 Financials):

1.2.1       The Company – Fixed-line domestic communications

This segment consists primarily of the Company’s operation as a Domestic Carrier, including telephony services, Internet infrastructure and access services, transmission and data communications services. The Company's activities in the domestic fixed-line segment are described in Section 2 of this report.

1.2.2       Pelephone – Cellular communications

Cellular communications, marketing of terminal equipment, installation, operation and maintenance of cellular communication equipment and systems. Pelephone's operations are described in Section 3.

1.2.3       Bezeq International – International communications, Internet and NEP services

Internet access services (ISP), international communications services and NEP services. Bezeq International's operations are described in Section 4.

1.2.4       DBS – Multi-channel television

Multi-channel digital satellite television broadcasting services for subscribers (DBS) and the provision of value added services for subscribers. DBS's operations are described in Section 5.

It is noted that in addition, the Company's consolidated financial statements include an "Others" segment, which covers mainly Internet-related fields and the operation of Internet portals (through Walla, from the date of consolidation of the Group's reports), customer call center services (through the subsidiary Bezeq Online) and investment in a venture capital fund. The “Others” segment is not material at the Group level.

1.3	Investments in the Company's capital and transactions in its shares

           1.3.1       Transactions in Bezeq shares

A.	Sale of core control

On April 14, 2010, a transaction was closed between the previous controlling shareholder in the Company, Ap.Sb.Ar. Holding Ltd. ("Ap.Sb.Ar") and B Communications, for the off-the-floor sale of all of Ap.Sb.Ar's shares in the Company – 814,211,545 ordinary shares of NIS 1 par value each, accounting at that time for approximately 30.44% of the issued and paid up capital of the Company, at NIS 8 per share and a total consideration of NIS 6,513,692,260.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The Company was told that the transaction was closed after all the preconditions to the agreement were met, including receipt of all the regulatory approvals required by law, including these:

1.
Ministry of Communications approvals (including grant of control permits). The approvals were made contingent upon certain conditions, mainly – a determination that transactions between Eurocom Group6 and Pelephone for the purchase of terminal equipment would be considered an exceptional transaction under Section 270(4) of the Companies Law, and in addition to the approval proceeding employed at Pelephone, also an approval proceeding in the Company; board discussions on the matter must be documented in complete and detailed minutes and forwarded to the Director General at the Ministry of Communications (these two conditions were applied also to DBS with regard to transactions concerning satellite terminal equipment);  Eurocom Group would not transfer to Pelephone any information relating to the supply / provision of products and services to its (Pelephone's) competitors; an employee of Eurocom Cellular Communications Ltd. would not serve as a director in Pelephone and vice versa. Other directives related to DBS shares held in trust (see sub-section 2 below).

2.
Approval of the Antitrust Commissioner. The approval was made contingent upon certain conditions, mainly – the imposition of a ban on Eurocom Group7 being involved in the determination of commercial terms that a cellular company purchasing terminal equipment from Eurocom Cellular Communications Ltd. offers consumers in Israel, other than participation in financing the sales campaigns of the cellular company, and a requirement for Eurocom Group to sell its holdings in DBS. Until those holdings were sold, Eurocom Group was required to transfer its shares in DBS to a trustee, who would act as owner of the shares and exercise its authority and/or rights at its discretion for the benefit of DBS only, under irrevocable power of attorney. Eurocom Group would not issue instructions or guidelines to the trustee (other than in connection with sale of the shares subject to the orders in the Commissioner's decision), nor would the trustee be subject to the interests of Eurocom Group or its objectives, directly or indirectly. To the best of the Company's knowledge, the Antitrust Commissioner is currently discussing the conditions mentioned regarding Eurocom Group's holdings in DBS.

In the matter of Eurocom DBS's shares in DBS in respect of which the trustee received the aforementioned power of attorney, it was determined, with the approval of the Ministry of Communications, that any change in the trustee's holding in DBS requires the approval of the Ministry of Communications, and that the trustee would act on an instruction received from any entity that concerned, directly or indirectly, the arrangement of the Ministry of Communications only after receipt of the Ministry's approval.

3.
Approval of the Prime Minister and the Minister of Communications in accordance with the orders of the Communications Law and of the Communications Order, including the approval of corporations from B Communications Group and the controlling individuals in it to control Bezeq ("the Control Permits"). The Control Permit is contingent, inter alia, upon the percentage of B Tikshoret's holding in the Company not falling below 30% ("the Minimum Percentage"), subject to a number of exceptions stated in the Communications Order.8

6
For this matter, Eurocom Group means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., excluding the Company, Pelephone, Bezeq International and B.E.P Communications Solutions LP, as well as employees of Bezeq and the above companies who are not employees in other companies in the Group.

7
For this matter, Eurocom Group means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., as well as any person related to those companies and excluding the Company and companies in which the Company holds more than 50% of the shares.

8
It is noted that on February 2, 2011, the Prime Minister and Minister of Communications gave approval permitting the Minimum Percentage to fall to 29%, provided that the cause was an allotment of Company shares as part of an exercise of employee stock options, and for a period of six months from the date of decrease to below the Minimum Percentage. The approval will take effect on the date of the decrease to below the Minimum Percentage. At the end of the six months, the approval will expire and the Minimum Percentage will apply.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The Company's shares were purchased through B Tikshoret.

After the transfer of control in the Company the competent organs of the Company approved various engagements of the Company and its subsidiaries9 with B Communications Group, including exceptional transactions. Such approval of transactions was given from time to time in accordance with the needs of the Company and its subsidiaries and was duly reported to the public. For additional information, see Section 9 in Chapter D of the Periodic Report and Note 29 to the 2011 Financials.

B.	Other transactions in Bezeq shares

On March 10, 2011, the Company's controlling shareholder, B Communications (through B Tikshoret), acquired 15,072,168 Company shares at a transaction rate of NIS 10.055 per share, so that immediately after this acquisition, the balance of its holdings increased to 829,283,713 Company shares and its stake in the Company rose to 30.84% (29.62% at full dilution).

On March 14, 2011, the Company's controlling shareholder, B Communications (through B Tikshoret) acquired 14,590,000 Company shares at a rate of NIS 10,716 per share, so that immediately after this purchase its retained holdings increased to 843,873,713 Company shares, and its stake in the Company rose to 31.37% (30.14% at full dilution).

On June 1, 2011, the Company published a shelf prospectus for the issue of shares, debentures, convertible bonds, stock options, options for debentures and commercial papers, of a scope and under conditions to be determined in accordance with shelf proposal reports, if and insofar as the Company should publish them in the future ("the Shelf Prospectus"). Subsequently, on June 22, 2011, the Company published an amendment to the Shelf Prospectus in which changes were made mainly to the conditions of the debentures and deed of trust. In this regard, see also the Company's reports from June 1, 2011 and June 22, 2011 which include (respectively) the Shelf Prospectus and the Amended Shelf Prospectus. On June 29, 2011, the Company published a shelf offering report offering debentures to the public (Series 6-8). Concerning this report and the issuance of the said debentures, see Section 2.13.3.

1.3.2	Employee stock option plans

For details of employee stock option plans, see Section 2.9.6.

Options exercised in 2010, 2011 and up to March 13, 2012:

	No. of shares issued due to exercise of options	Total exercise price paid to the Company
2010	26,189,422	26,068,365
2011	27,710,692	20,859,028
Jan.1 ,2012 – March 13, 2012	1,909,597	78,537

1.4	Distribution of dividends

1.4.1       Dividend policy

On August 4, 2009, the Board of Directors of the Company resolved to adopt a dividend distribution policy under which the Company would distribute to its shareholders, once every six months, a dividend of 100% of the half-yearly profit (after tax) ("Profit for the period attributable to the Company's owners") according to the consolidated financial statements of the Company. Implementation of the dividend distribution policy is subject to the provisions of any law, including the distribution tests laid down in the Companies Law, and to the Board's assessment as to the Company's ability to meet its existing and foreseen obligations, and all with due attention to the Company's projected cash flow, activities and liabilities, its cash balances, its plans and its situation from time to time, and subject to the approval of the general meeting of the shareholders of the Company for each specific distribution, as provided in the Company's Articles of Association. Since the date of that decision, the Company has not changed its dividend policy.

9
Concerning the approval of engagements of the subsidiaries Pelephone, Bezeq International, Bezeq On Line, and of DBS – the Company's approval was given after approval of the transactions by the competent organs of those companies.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

           1.4.2        Dividend distribution

Distributions made by the Company during 2010-2011 and up to the date of publication of this Periodic Report:

Distribution date	Type of distribution	Total sum distributed (NIS millions)		Distribution per share (NIS)
May 3, 2010	Cash dividend	2,453	10	0.9170679
October 7, 2010	Cash dividend	1,280		0.4780459
May 19, 2011	Cash dividend	1,163		0.4305716
May 19, 2011	Cash dividend11	500		0.1851125
October 5, 2011	Cash dividend	992		0.3662451
October 5, 2011	Cash dividend12	500		0.1845993

The above dividends were distributed in accordance with the Company's dividend distribution policy noted in Section 1.4.1. (Distribution of a dividend in the amount of NIS 500 million on May 19, 2011 and distribution of a dividend in the amount of NIS 500 million on October 5, 2010 took place as part of the Special Distribution defined in Section 1.4.3).

The balance of distributable profits at the date of the report – NIS 1,074 million (surpluses accumulated in the past two years after deduction of prior distributions, except for the Special Distribution).

On March 14, 2012, the Board of Directors of the Company resolved to recommend to the general meeting of the shareholders of the Company the distribution of a cash dividend to the shareholders in the amount of NIS 1,074 million. At the date of the report, this dividend has not yet been approved by the general meeting.

1.4.3       Distribution that does not pass the profit test

On December 30, 2010, the Board of Directors resolved to approve, and to recommend that the general meetings of its shareholders approve, a distribution to the shareholders of the Company ("the Special Distribution") in a total amount of NIS 3 billion, a sum which exceeds the Company's profits as defined in Section 302 of the Companies Law, where the amount of the Special Distribution would be distributed to the shareholders, as long as possible, in six equal half-yearly portions during the years 2011-2013 (without payment of interest and linkage) together with the expected distribution of the regular dividend, and all in accordance with the principles and terms described in the immediate report of the Company on the subject of a distribution to the shareholders, dated December 30, 2010, which is cited by way of reference.

The general meeting of the Company's shareholders approved the Special Distribution on January 24, 2011, and the Tel Aviv District Court (Economic Department) approved the Special Distribution on March 31, 2011. Accordingly, on May 19, 2011, the first portion of the Special Distribution was distributed, in the total amount of NIS 500 million, and on October 5, 2011, the second portion of the Special Distribution, in the total amount of NIS 500 million, was distributed.

10
Of this sum, NIS 1,538 million resulting from termination of DBS's consolidation (see Note 12 to the 2011 Financials). An external legal opinion on the distribution of this sum was presented to the Company's Board of Directors

11	First portion in a Special Distribution as defined in section 1.4.3.

12	Second portion in a Special Distribution as defined in section 1.4.3.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In its financial statements at March 31, 2011, the Company recorded a liability for the full amount of the Special Distribution. In this instance, see also Note 20.2.2 to the 2011 Financials.

For more details about the Special Distribution, see (1) the immediate report on an application to the court for approval of a distribution which was published by the Company on January 26, 2011, to which the text of the application for approval of the distribution as filed in the court was attached, and (2) an immediate report about the distribution published by the Company on February 17, 2011,which includes explanations and additional emphases relating to the Planned Distribution, cited here by way of reference. And for the matter of the Company's rating, see Section 2.13.6.

It is the Company's position that its foreseeable finance expenses under the expected finance plan for the matter of its resources for a distribution that does not pass the profit test, is permitted net of tax needs. The Company received a legal opinion for its position. Nevertheless, it is clarified that the Company has not approached the tax authorities for a pre-ruling on the matter.

On July 3, 2011, an application was filed in the Tel Aviv District Court (Economics department) by a holder of Company Debentures (Series 5), to instruct the Company to file an updated opinion and allow the filing of responses/oppositions since, according to the applicant, a change of circumstances has occurred which justifies re-examination of the Company's payment ability (immediate raising of NIS 3 billion of debt by the Company, and a change to negative Midroog's rating outlook for the Company).13 (On August 18, 2011, a claim was filed in the same court by another holder of Company Debentures (Series 5), for inclusion in the proceeding.) On July 10, 2011, the Company filed its response to the application stating that the application should be dismissed given that the circumstances have not changed as alleged by the applicant and/or that justify a re-examination of the decision, and also due to the fact that this decision is final and absolute. At a hearing of these applications held on September 19, 2011, the parties agreed to accept the Court's position whereby the Court's approval of the distribution under Section 303 of the Companies Law will not detract in any way from the obligations of the Company's directors and officers under any law. The Court validated this agreement and ruled that in view of this agreement, a hearing of the other issues raised in the applications filed with the Court is rendered superfluous. The Court stipulated that the foregoing is not intended to prevent a creditor from applying to the court if s/he is able to demonstrate that the Company's solvency has significantly deteriorated. Pursuant to this decision, the Company stipulated that the ruling does not change further payments of the Special Distribution and the Company's on-going dividend policy, and that no further application to the Court is necessary before each payment is made.

On March 4, 2012, the same aforementioned applicants filed an "application to schedule a hearing" in the Tel Aviv Central Region District Court (Economic Department) to hear the oppositions "that will be submitted" (in the wording of the application) in connection with a dividend distribution that does not pass the profit test. The application is to schedule a date enabling a hearing and decision, "before the Company distributes the next portion of half a billion shekels – which is planned for an unknown date in May 2012".

Concerning an application to approve a derivative claim concerning the taking of loans to be used (allegedly) for distribution of the dividend, see Section 2.18.8.

13
On August 8, 2011, an application was filed in the same court by another holder of the Company's Debentures (Series 5), to be joined to the proceeding since, according to this applicant, the Company should not be permitted to continue making the Special Distribution.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

1.5	Financial information about the Group's segments of operation

All the data in this Section 1.5 are in NIS millions.

1.5.1            12011

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated**	Consolidated
Total revenues:
From externals	4,371	5,454	1,288	1,619	236	(1,619)	11,349
From other segments of operation in the corporation	277	94	66	-	41	(454)	24
Total revenues	4,648	5,548	1,354	1,619	277	(2,073)	11,373
Total costs attributable to:
Variable costs attributable to segment of operation*	1,199	2,214	652	543	116
Fixed costs attributable to segment of operation*	1,791	1,974	461	781	158
Total costs	2,990	4,188	1,113	1,324	274	(1,758)	8,131
Costs that do not constitute revenue in another segment of operation	2,874	3,985	984	1,309	259	(1,308)	8,103
Costs that constitute revenues of another segment of operation	116	203	129	15	15	(450)	28
Total costs	2,990	4,188	1,113	1,324	274	(1,758)	8,131
Profit from operating activities attributable to owners of the Company	1,658	1,360	241	147	2	(163)	3,245
Profit from operating activities attributable to rights that do not grant control	-	-	-	148	1	(152)	(3)
Total assets attributable to operations at December 31, 2011	9,202	5,404	1,268	1,282	401	(226)	17,331
Total liabilities attributable to segment of operation at December 31, 2011	13,566	2,255	439	4,932	272	(6,821)	14,643

*
The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system that differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output. (On this matter, for the definition of fixed costs and variable costs in the notes to the tables in section 1.5, it is clarified that "short term" means a period of up to one year.)

**	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

1.5.2       2010

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated**	Consolidated
Total revenues:
From externals	4,990	5,474	1,333	1,578	178	(1,578)	11,975
From other segments of operation in the corporation	273	258	47	5	32	(603)	12
Total income	5,263	5,732	1,380	1,583	210	(2,181)	11,987
Total costs attributable to:
Variable costs attributable to segment of operation*	1,414	2,311	668	553	97
Fixed costs attributable to segment of operation*	1,806	2,038	392	852	99
Total costs	3,220	4,349	1,060	1,405	196	(1,987)	8,243
Costs that do not constitute revenues in another segment of operation	2,957	4,145	926	1,393	194	(1,377)	8,238
Costs that constitute revenues in other segments of operation	263	204	134	12	2	(610)	5
Total costs	3,220	4,349	1,060	1,405	196	(1,987)	8,243
Profit from ordinary operations attributable to owners of the Company	2,043	1,383	320	88	11	(104)	3,741
Profit from ordinary operations attributable to rights that do not grant control	-	-	-	90	3	(90)	3
Total assets attributable to operations at December 31, 2010	6,352	4,892	1,038	1,243	375	338	14,238
Total liabilities attributable to segment of operation at December 31, 2010	7,964	1,930	304	4,665	241	(6,236)	8,868

*
The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated price system, which differentiates between fixed and variable costs. The above distinction was made for purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output.

**	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

1.5.3       2009

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated**	Consolidated
Total revenues:
From externals	5,039	5,130	1,273	1,529	54	(1,529)	11,496
From other segments of operation in the corporation	264	246	45	1	20	(553)	23
Total income	5,303	5,376	1,318	1,530	74	(2,082)	11,519
Total costs attributable to:
Variable costs attributable to segment of operation*	1,774	2,153	635	498	47
Fixed costs attributable to segment of operation*	2,006	2,033	422	784	23
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Costs that do not constitute revenue in another segment of operation	3,543	4,003	934	1,259	66	(1,259)	8,546
Costs that constitute revenue in other segments of operation	237	183	123	23	4	(569)	1
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Profit from ordinary operations attributable to owners of the Company	1,523	1,190	261	123	5	(130)	2,972
Profit from ordinary operations attributable to rights that do not grant control	-	-	-	125	(1)	(125)	(1)
Total assets attributable to operations at December 31, 2010	6,368	4,990	1,106	1,206	85	186	13,941
Total liabilities attributable to segment of operations at December 31, 2010	6,390	2,440	404	4,314	22	(6,167)	7,403

*
The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated price system, which differentiates between fixed and variable costs. The above distinction was made for purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output.

**	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

For explanations about the development of the financial data shown in Sections 1.5.1 – 1.5.3, see Section 2 of the Directors' Report on the State of the Company's Affairs.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

1.5.4       Main results and operational data

Condensed data showing the results of each of the Company's main segments of operation in 2010 and 2011:

A.	Bezeq Landline (the Company's domestic communications segment)

	2011	2010	Q4 2011	Q3 2011	Q2 2011	Q1 2011		Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenues (NIS millions)	4,648	5,263	1,114	1,186	1,170	1,178		1,329	1,323	1,307	1,304
Operating profit (NIS millions)	1,658	2,043	384	546	517	211		494	556	503	490
Depreciation and amortization (NIS millions)	688	690	175	180	171	162		178	171	171	170
Operating profit before depreciation and amortization (EBITDA) (NIS millions)	2,346	2,733	559	726	688	373		672	727	674	660
Net profit (NIS millions)	1,065	1,426	301	311	330	123		340	377	349	360
Cash flow from operating activities (NIS millions)	2,106	2,140	435	641	496	534	*	540	684	523	393
Payments for investments in property, plant and equipment and intangible assets (NIS millions)	1,165	1,032	259	268	319	319		302	245	247	238
Proceeds from the sale of property, plant and equipment and intangible assets (NIS millions)	228	132	40	68	48	72	*	43	48	26	15
Free cash flow (in NIS millions)(1)	1,169	1,240	216	441	225	287		281	487	302	170
Number of active subscriber lines at the end of the period(2) (in thousands)	2,367	2,366	2,367	2,363	2,356	2,358		2,366	2,394	2,422	2,454
Average monthly revenue per line (NIS) (ARPL)(3)	76	81	70	78	77	79		83	82	81	80
Number of outgoing minutes (in millions)	9,757	10,699	2,340	2,481	2,415	2,521		2,621	2,629	2,717	2,732
Number of incoming minutes (in millions)	6,240	6,547	1,526	1,602	1,535	1,577		1,644	1,646	1,634	1,623
Number of Internet subscribers at the end of the period(2) (in thousands)	1,111	1,066	1,111	1,100	1,088	1,079		1,066	1,056	1,051	1,045
Percentage of subscribers using NGN services out of total Internet subscribers	48%	34%	48%	44%	40%	37%		34%	27%	23%	17%
Average monthly revenue per Internet subscriber (NIS)	80	75	81	81	80	79		78	76	72	73
Average bandwidth per Internet subscriber (Mbps)	6.7	4.3	6.7	6.0	5.3	4.8		4.3	3.8	3.4	3.0
Churn rate(4)	11.0%	12.6%	2.6%	2.6%	2.6%	3.1%		3.4%	3.1%	3.1%	3.0%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.
(2)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process)
(3)	Excluding revenues from transmission and data communication, Internet services, services to communications operators and contract and other works: calculated according to average lines for the period
(4)
Number of telephony subscribers who left Bezeq Fixed-line during the period, divided by the average number of registered subscribers in the period.
Number of active subscriber lines, average monthly revenue per line, and number of outgoing usage minutes were corrected retrospectively and are presented after eliminating the effect of public call boxes operated with cards. Additionally, the number of active subscriber lines and average monthly revenue per line (ARPL) were corrected retrospectively and include IP Centrex lines.

* Reclassified

Chapter A (Description of Company Operations) of the Periodic Report for 2011

B.	Pelephone

	2011	2010	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenue from services (NIS millions)	3,637	4,550	849	914	925	949	1,145	1,159	1,140	1,106
Revenues from sale of terminal equipment (NIS millions)	1,911	1,182	390	507	513	501	323	283	289	287
Total revenue (NIS millions)	5,548	5,732	1,239	1,421	1,438	1,450	1,468	1,442	1,429	1,393
Operating profit (NIS millions)	1,360	1,383	262	342	357	399	343	356	362	322
Depreciation and amortization (NIS)	561	601	140	139	143	139	154	149	149	149
Operating profit plus depreciation (EBITDA) (NIS millions)	1,921	1,984	401	481	500	539	497	505	511	471
Net profit (NIS millions)	1,056	1,033	204	263	279	310	268	239	267	259
Cash flow from operating activities (NIS millions)	800	1,219	223	168	101	308	91	400	378	350
Payments for investments in property, plant and equipment and intangible assets (NIS millions)	382	397	92	71	86	133	92	99	114	92
Free cash flow (in NIS millions) (1)	418	822	131	97	15	175	(1)	301	264	258
Number of subscribers at the end of the period (thousands) (2) (7)	2,847	2,857	2,847	2,842	2,827	2,861	2,857	2,825	2,807	2,789
Average number of minutes per subscriber per month (MOU) (3) (7)	375	349	384	385	370	359	364	347	348	336
Average monthly revenue per subscriber (NIS) (ARPU) (4) (7)	107	135	100	107	109	110	134	137	136	133
Average monthly revenue per subscriber (NIS) (ARPU) (based on reduced interconnect tariffs) (5) (7)	107	111	100	107	109	110	109	113	111	110
Revenue from added value services (included in revenues from services) (NIS millions)	1,201	1,014	311	310	297	283	269	266	246	233
% revenues from value added services and content out of revenue from cellular services	35.5%	23.8%	39.5%	36.3%	34.5%	32.1%	25%	24.5%	23.0%	22.6%
Churn rate (6) (7)	22.9%	15.3%	5.3%	6.1%	6.6%	5.0%	3.9%	3.5%	3.9%	3.9%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.
(2)
Subscriber data does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received or made at least one call or who has no paid for Pelephone services.

(3)
Average monthly use per subscriber (in minutes) is calculated by the average monthly total outgoing minutes and incoming minutes in the period, divided by the average number of subscribers in the same period.

(4)
Average monthly revenue per subscriber is calculated by dividing average monthly total revenue from cellular services, repair and other services in the period, by the average number of active subscribers in the same period. The data were calculated based on the interconnect tariffs I force for each period.

(5)
In view of the reduction in interconnect tariffs commencing January 1, 2011 (see Section 1.7.3C), average monthly revenue data per subscriber was presented in the figures for 2010 (in addition to the ordinary presentation) also based on the reduced interconnect tariffs, for comparison with the 2011 data.

(6)
The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period. After adjustment for eliminated subscribers (see comment 7 below), the churn rate for 2011 is 19.4%.

(7)
Due to increased movement of subscribers to pre-paid plans in the initial months after reduction of the exit penalties, Pelephone decided not to include subscribers who had made no outgoing calls during the fourth quarter in the number of active subscribers. As a result, Pelephone eliminated 91,000 subscribers. These subscribers were eliminated retrospectively from each quarter in which they were moved to the pre-paid plans. Consequently, figures for subscribers, ARPU, MOU and churn rates were retroactively adjusted in each quarter.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

C.	Bezeq International

	2011	2010	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenues (NIS millions)	1,354	1,380	342	351	332	329	350	347	340	343
Operating profit (NIS millions)	241	320	59	61	60	61	65	70	124	62
Depreciation and amortization (NIS)	109	94	31	28	26	24	25	23	23	23
Operating profit before depreciation and amortization (EBITDA) (NIS millions)	350	414	89	89	87	85	90	93	147	84
Net profit (NIS millions)	182	254	44	46	46	46	46	53	108	46
Cash flow from current activities (NIS millions)	243	292	76	57	68	42	92	75	66	59
Payments for investments in property, plant and equipment and intangible assets (NIS millions) (1)	288	180	103	92	47	46	80	30	33	37
Free cash flow (in NIS millions)(2)	(45)	112	(28)	(34)	21	(4)	12	45	33	23
Churn rate (3)	12.6%	12.7%	3.7%	3.2%	2.8%	2.9%	3.5%	3.2%	2.9%	3.2%

(1)	The item also includes long-term investments in long-term assets.
(2)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

D.	DBS

	2011	2010	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenues (NIS millions)	1,619	1,583	404	405	404	406	400	396	396	391
Operating profit (NIS millions)	295	178	106	63	65	61	41	72	7	59
Depreciation and amortization (NIS)	276	285	62	74	71	69	85	68	68	64
Operating profit before depreciation (EBITDA) (NIS millions)	571	463	168	137	136	130	126	140	75	122
Net profit (loss) (NIS millions)	(230)	(314)	7	(76)	(88)	(73)	(84)	(78)	(143)	(8)
Cash flow from current operations (NIS millions)	513	492	119	134	119	141	132	126	110	124
Payments for investments in property, plant and equipment and intangible assets (NIS millions) (1)	264	277	62	67	64	71	89	64	63	61
Free cash flow (NIS millions) (2)	249	215	57	67	55	70	43	62	47	63
Number of subscribers (3) (at the end of the period, in thousands)	586	578	586	585	581	580	578	575	573	571
Average monthly revenues per subscriber (ARPU)(4) (NIS)	232	230	229	232	232	234	231	229	231	229
Churn rate (5)	11.9%	13.0%	2.8%	2.8%	2.9%	3.3%	3.1%	3.3%	3.1%	3.5%

(1)	This item also includes investments in the cost of subscriber acquisition.
(2)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.
(3)
Subscriber – one household or small business customer. Where a business customer has many reception points or many decodes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue per small business customer.

(4)
Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, technical service, advanced products, one-tom sale of content, revenues from channels, Internet and other) by average number of customers.

(5)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

1.6	Group forecast

Bezeq Group estimates that net profit, EBITDA, and revenues for 2012 will be similar to those of 2011. The Group expects free cash flow in 2012 to improve compared to 2011, mainly due to the improvement in working capital and the completion of the NGN project and submarine cable deployment.

The Company's forecasts in this section is forward-looking information as defined in the Securities Law, based on the Company's assessment of, among other things, the structure of competition in the communications market and the applicable regulation, the economic situation in the country as a whole, the Group's ability to execute its plans for the coming year, the changes arising from further employee retirement plans that have not yet been discussed/approved, further growth of the data and internet services, and the Company's investments. Actual results might differ significantly from the above, if any of the assessments is not realized or if one of more of the risk factors described in Sections 2.21, 3.24, 4.22 and 5.22 are not realized.

1.7	General environment and influence of external factors on the Group's activities

The communications industry around the world and in Israel is characterized by rapid development and by frequent changes in technologies, in the business structure of the industry and in applicable regulation. Below is a description of the main trends and central characteristics of the communications industry in recent years, which have significantly affected the operations of the Group as a whole.

1.7.1           Forming of communications groups in the Israeli market and transition to competition among the groups

One of the main trends that has characterized the Israeli communications market in recent years is the forming of a number of communications groups consisting of companies under joint control that operate in different segments of the communications market,14 as shown in the following table and its footnotes:

Group Activity	Bezeq	IDB (a)	Partner (b)	Hot – Mirs(c)
Cellular telephony	Pelephone	Cellcom	Partner	Mirs
Fixed-line telephony	Bezeq Bezeq International	Cellcom Netvision	Partner 012 Smile	HOT Telecom
Internet services (fixed-line / cellular	Bezeq Pelephone Bezeq International	Cellcom Netvision	Partner 012 Smile	HOT Telecom HOT-Net
International calls	Bezeq International	Netvision	012 Smile	-
Multi-channel television	(DBS)15	-	-	HOT Broadcasts

a.
IDB Group – To the best of the Company's knowledge, IDB Group provides communications services through Cellcom and Netvision, a wholly owned subsidiary of Cellcom (on August 31, 2011 a merger between Cellcom and Netvision was completed in which Cellcom purchased all the shares of Netvision). These companies provide cellular telephony services (including cellular Internet), fixed-line telephony mainly to business customers on its own infrastructure, transmission and data communication services for business customers through Cellcom's own transmission network, ISP services, international call services and fixed-line telephony services using VoB technology.

14
For this matter, "group" is characterized by proximate relationships stemming from identity of shareholders, even though in some of the groups there is corporate, accounting or marketing separation of the entities comprising the group.

15
As noted in section 1.1.1, the Company does not control DBS and following the decision of the Supreme Court in 2009, it is forbidden to control DBS. For the purpose of this report, DBS is shown as part of Bezeq Group even though it is not controlled by it.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

b.
Partner Group – To the best of the Company's knowledge at the date of this periodic Report, Partner Group provides communications services through Partner, a public company. Partner provides cellular telephony services (including cellular Internet), fixed-line telephony, transmission and data communications, and ISP services. On March 3, 2011, Partner announced that it has closed a transaction from October 2010 to purchase the shares of 012 Smile, an ISP, international telephony services and fixed-line telephony services in VoB technology. According to Partner's announcement, the restriction in that 012 Smile's operation would be managed separately from Partner's cellular services, subject to limitations of structural separation set in the regulations of an international operator license, was removed in December 2011. On amendment of the International Operator License Regulations in this matter, see also Section 4.17.6A.

c.
HOT-Mirs Group – To the best of the Company's knowledge, HOT-Mirs Group provides communications service through HOT, which is controlled by Mr. Patrick Drahy, and through Mirs.16 HOT-Mirs Group owns a cable infrastructure which is deployed nationwide, and it provides multi-channel television services though HOT, as well as fixed-line telephony services. The group has Internet infrastructure and provides transmission and data communications services through HOT Telecom. Mirs provides cellular communication services using iDEN technology. In December 2009, HOT-Net was granted an ISP license, subject to structural separation limitations between HOT-Net, HOT and HOT Telecom, and limitations on marketing joint service bundles that include HOT-Net's Internet access (among the limitations are an obligation to market bundles that correspond to competing ISPs, and an obligation to sell the ISP services separately and on the same terms as they are sold when part of the bundle (unbundling). In February 2012, HOT-Net's operations were launched.

In April 2011, the Mirs Group won a tender for UMTS frequencies (see Section 3.7.2.A).

Likewise, limitations were imposed separating the structure of Mirs from that of HOT Telecom and HOT Broadcasting, including full segregation of management, as well as the separation of assets and employees. Mirs was prohibited from transferring commercial information (including about customers) to HOT Telecom and HOT Broadcasting, or from receiving such information. However, Mirs was permitted to offer and market HOT Telecom or HOT Broadcasting services that are not part of the joint bundles, and to transfer relevant information for this purpose. There have recently been disclosures about talks between the ministry and HOT Group on the subject of granting easements in the structural separation described above.

While in the past the competition in the communications market was mainly among independent communications services providers in each segment separately, more recently the trend has been to compete among communications groups. In some cases, the groups operate on the basis of marketing cooperation among the various communications providers in the group so as to provide full communication services, extracting every last marketing and operational advantage embodied in such a structure, while in other cases where there is no cooperation of this kind, they might be created in the future in view of the control links between the companies and taking into account the changing regulatory policy in the industry as well.

More recently there has been an increase in the consumption of "service bundles" (packages containing various communications services such as telephony, Internet and broadcasts). This trend is strengthening with the transition to technologies based on IP protocol, which promotes technology convergence between the different communications systems and with the start of penetration of integrated products enabling various communications solutions on the same handset (e.g. cellular and fixed-line telephony services in one handset. Communications groups market, or are likely to market in the future, "joint" service bundles consisting of different communications services of the companies in each group. As a rule, the marketing of the joint bundle enables the communications group to offer its customers tariffs that are more attractive than purchasing each service separately (in some cases with "cross-subsidization" among the bundle's components), and a total solution that does away with the need to be subscribed to a number of different providers.

16
According to a report by HOT dated November 28, 2011, Hot has entered into an agreement with a company controlled by Altice VII S.A.r.l., the only shareholder in the controlling shareholder of HOT, and with Migad Communications (a limited partnership), for the acquisition of all their rights in Mirs, so that Mirs is now wholly owned and controlled by HOT.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Unlike the other groups, Bezeq Group is subject, at the date of this report, to the stricter limitations described below.

1.7.2	Activities of Bezeq Group as a communications group and the structural separation restriction

At the date of this report, the Group is subject to a number of regulatory limitations relating to the formation of joint ventures among the Group's companies. These limitations challenge the Group to provide an appropriate response to the threats of intensifying competition from the other communications groups.

A.	Structural separation

The Domestic Carrier license states that the Company must maintain structural separation between itself and its subsidiaries.17 This framework includes complete separation of the companies' managements, including business systems, the financial system and the marketing system; complete separation of assets; a ban on the Company hiring employees of a subsidiary and vice versa; restrictions on the appointment of a Company employee18 as a director in a subsidiary, and a ban on the transfer of commercial information to a subsidiary (including in relation to the Company).

The structural separation limitations put the Group in an inferior competitive position – which is worsening over time compared with mergers of other communications groups, which are not subject to such far-reaching limitations, and give rise to high management overhead.

On the recommendations of the Hayek Commission from October 4, 2011 including recommendations concerning the cancellation of structural separation, see Section 1.7.3. Insofar as the Hayek Commission's recommendations on structural separation are adopted, the rules that apply to the Group on this subject will change significantly.

B.	Easing of structural separation – Limited approval for marketing joint bundles

The structural separation limitations prevented the Company from marketing joint service bundles. Following the decline of the Company's market share to below 85%,19 in May 2010 the Company was permitted to offer private subscribers joint service bundles with the subsidiaries, subject to approvals by the Ministry of Communications and other conditions laid down in the Domestic Carrier license, including these:

1.	The bundles must be able to be unbundled, meaning that a service included in them will be offered separately and on the same terms.

2.
At the time of submitting a request for approval of a bundle, there is a group of services in similar format being marketed to a private subscriber as a package by a license-holder who is not a subsidiary of the Company, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service bundle.

Joint service bundles marketed by the subsidiaries and which include the services of the Company, are also subject, according to their licenses, to similar limitations, including unbundling (except for a bundle marketed by a subsidiary that contains only the Company's Internet infrastructure service).

17	Pelephone, Bezeq International (including the merged Goldnet partnership), DBS and Bezeq On Line.

18	Except for the chairman of the board.

19
The permit to market joint bundles was granted (by way of amendment of the Domestic Carrier license) pursuant to the policy paper published by the Minister of Communications in 2004, which stated that after the Company's market share in a particular segment (private or business) falls below 85%, it will be allowed to market joint service bundles with the subsidiaries in the same segment. The Company's market share in the private sector (calculated according to the method determined by the Ministry of Communications for this matter) fell below 85% in 2008, and in the business sector in September 2009.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

These limitations, and in particular the unbundling obligation, which severely limits the Group's ability to offer discounts on the components of the bundle, put the Group in a competitively inferior position compared to the competing communications groups which are not subject to similar limitation in marketing joint bundles (other than a limitation on marketing a joint bundle of HOT-Net and other companies in HOT Group, as noted in Section 1.7.1).

At the date of this report, the Company may market joint service bundles to the private sector only. Since the Company's market share in the business sector declined to below 85% in September 2009, the Company has requested that the Ministry of Communications amend its Domestic Carrier license so as to enable it to market joint bundles also to business customers. On February 3, 2011, the Ministry of Communications sent a draft amendment to the communications licenses of the group companies that will enable them to market joint service bundles in the business sector under the same limitations. An amendment to the Company's license that permits the marketing of joint bundles to the business sector has not yet been signed. The Company has requested that the Ministry of Communications to amend its license immediately.

C.	Other limitations on offering benefits to Group companies and joint ventures among them

Other limitations on cooperative ventures between the Company and Group companies stem from various orders applicable to them, both under antitrust laws and conditions laid down by the Antitrust Commissioner in approvals of mergers between the Company and Group companies, which prohibit discrimination in favor of Group companies when providing certain services (see Section 2.16.8), and by power of the orders of the Company's license, which oblige it to provide its services equally to all.

D.	Ban on control of DBS

The Company holds 49.78% of the shares of DBS,20 with the balance held by Eurocom DBS which is (indirectly) controlled by Mr. Shaul Elovitz, who indirectly controls the Company.21 In light of the structure of the holdings in DBS, cooperative ventures between it and Group companies (such as agreements for mutual marketing of products and services) must currently be approved as transactions in which the controlling shareholder in the Company has a personal interest, in a way that could impede the business flexibility of the Group in such cooperative ventures.

In view of the position taken by the Antitrust Commissioner and the ruling of the Supreme Court in 2009 (see Section 2.16.8C), the Company refrained from increasing its holdings in DBS or controlling it, in a way that limits the Group's ability to benefit fully from the advantages which could have stemmed from the inclusion of DBS in the Group. If in the future these regulatory limitations and structural separation and the other limitations applicable to cooperative ventures between the companies in the Group are removed, then the options open to the Company to increase its holdings in DBS or to control it could create opportunities for the Group to utilize synergies with DBS or facilitate the utilization of such synergies. It is emphasized that at the date of this report, existing regulation does not allow the Company to increase its holdings in DBS or to control it. DBS believes that in view of the development of competition between the communications groups and the ever increasing importance of providing comprehensive services (see Section 1.7.1C), if the limitations on the Company's control of DBS and with respect to the Company's cooperation with DBS remain in effect, the detrimental effect of these limitations on DBS's results will increase.

The Hayek Commission's recommendations from October 4, 2011, include, among others, a recommendation to cancel the structural separation in the multi-channel television segment upon fulfillment of certain terms (see Section 1.7.3).

20	As well as options exercisable for additional shares in DBS – see Section 1.1.1.

21	On placing these shares in trust under irrevocable power of attorney in accordance with the terms laid down in the transaction for acquisition of control in the Company – see Section 1.3.1A.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

1.7.3           Regulatory oversight and changes in the regulatory environment

Communications in Israel in general and the activities of the Company in particular, are subject to extensive regulation and close supervision. The main body overseeing the activities of the Group is the Ministry of Communications.22 Regulation of the communications market in Israel is characterized by frequent changes, mainly aimed at increasing competition in the industry.

Considering the diversity of the Group's communications operations, regulatory developments could, in certain cases, have different effects on different areas of operation in the Group, meaning that changes in regulation that adversely affect one area, could potentially have a positive effect on another area (see for example, the effects of the reduction of interconnect fees for the cellular network in sub-section c. below). In certain cases, opposing effects on the areas of operation might be offset one against the other at the Group level.

Below is a description of some of the main regulatory developments in the reporting period and in recent years, which affect a material part of the areas of operation of the Group.

A.	Policy for regulating competition Gronau Committee

The policy of the Ministry of Communications for the principles of competition in communications was outlined in the Gronau Report and in the letter of the then Minister of Communications from August 13, 2008, concerning adoption of the report, with a number of changes ("the Competition Policy Documents"). The Competition Policy Documents laid down a number of principles relating to the Group's activities, among them were these:

1.
Wholesale market of fixed-line infrastructure – The wholesale market in the fixed-line segment must be developed, with the prime goal being dismantling into sections. Owners of universal infrastructures (the Company and HOT) will be required to all services wholesale (e.g. resale – wholesale purchase at a reduced price from the owner of the infrastructure by a communications operator and retail marketing to end users), and the leasing of access sections to competitors (Unbundling Local Loop), which for reasons of technological applicability it was determined would apply at this stage only to the Company). It was also determined that the Ministry of Communications would start working on preparation of the regulatory and pricing basis required for establishing the wholesale market. Among other things, the Hayek Commission was set up for this purpose.

2.
Sale of packages that cannot be unbundled by the subsidiaries – It was recommended that after implementation of the wholesale market arrangement, the subsidiaries of the Company would be granted a permit to provide service bundles that cannot be unbundled (i.e. bundles in which the individual services cannot necessarily be purchased separately on the same terms as those at which they are offered in the bundle).

3.	Flexibility in the approval of alternative tariff packages for the Company – See Section 2.16.1.

4.	Promotion of grant of MVNO licenses to virtual cellular operators – See Section 3.7.2B.

5.
Structural separation – It was decided to enforce structural separation on HOT Group (nevertheless, the license of HOT Telecom was amended in June 2009 and exceptions were determined to the structural separation obligation between it and HOT Broadcasts) and to leave the structural separation in Bezeq Group as long as there are only two companies that own a nationally-deployed fixed-line infrastructure.

22
In July 2010, the Ministry of Communications distributed the Israel Communications Authority Law Memorandum, 2010, describing the establishment of a communications authority which would be the main regulatory body for communications in Israel, both in telecommunications and in broadcasts, which would be vested with the powers of the Ministry of Communications, the Second Authority, the Second Authority Council and the Satellite Broadcasts Council.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

6.	Entry of cellular operators into the international calls arena – See Section 4.17.6A.

7.
Lowering the rate of royalties – A gradual lowering of the rate of the royalties applicable to license-holders was decided upon, until their eventual future cancellation. If taxes are reduced in the years 2008-2012, the royalties will be cancelled. Cancellation of the royalties should be accompanied by a corresponding reduction in tariffs. On the raising of the rate of royalties contrary to this recommendation – see sub-section b. below.

Hayek Commission

On March 28, 2010, the Ministers of Communications and Finance appointed the Hayek  Committee to review and revise the structure of the Company's tariffs and to set wholesale service tariffs in the area of fixed-line communications. In the letter of appointment, the Committee was requested to make recommendations in the matter of setting the base level of telecommunications tariffs and how they would be calculated, a tariff control mechanism, tariff updates including an efficiency factor and mechanisms for the prevention of cross-subsidization among the various services, based on the cost of the services.

The Minister of Communications gave his approval for the Committee to discuss structural separation in the communications market, and the question of tariff control – its format and its necessity, and the communications project of Israel Electric Corporation (see Section 2.6.4B).

The Hayek Commission's report was published on October 4, 2011, including its final recommendations. The full report was attached to an immediate report of the Company dated October 5, 2011, noted here by way of reference. The main recommendations in the report are these:

1.	Development of a wholesale market – Holders of a Domestic Carrier General License23

-	will provide service and allow use of all the infrastructures required to enable other communications license-holders to provide service for end-users.

-	broadband access service will be provided immediately, in a way that enables operation and control by a service provider that does not have its own infrastructure to manage the service.

-
agreements will be reached with other license-holders for the use of the above types of services, including the service specification, way of ordering them, their prices, and the level and quality of the service (SLA). The regulator will be permitted to force changes in these agreements should they fail to comply with the standards listed in the recommendations;

2.	Setting prices

Until the regulator sets the tariffs, the price of each wholesale service will be uniform, irrespective of the consumer's characteristics; retail services sold by holders of a general domestic carrier license, including internet infrastructure on all bandwidths and the sale of call minutes, will be sold to other license holders at a price that is no more than 75% of the average retail price that the Company offered private customers during the period July-September 2011. This arrangement will apply for six months from such time as the Minister of Communications approves the regulations. The Minister of Communications may extend this period by six months only. The regulating body may determine that the prices of these services will not be set in accordance with the principle of cost, if he considers that competition in this sector will not be affected.

The prices of these services will be determined as a maximum price and they will be priced by the regulator based on the principle of cost, addressing incentives for making investments. The rate of return on the capital will be dynamic, based on the companies' risk levels in any given year. Prices will be reviewed once in 3 years.

23	At today's date this refers to the Company and HOT.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The regulating body's involvement may be eliminated in due course if it is convinced that a wholesale market has developed and that competition in the sector has significantly improved.

3.	Structural separation

The current obligation for structural separation with respect to fixed line and other telecommunications services will be abolished (and will be replaced by separate accounting) after six months have elapsed from the date on which these agreements are signed or from the date on which general domestic carrier license holders begin to supply the wholesale services as determined in the said agreements, the earlier of the two (except for structural separation in multi-channel TV which will be abolished after TV broadcasting over the internet becomes possible). If no such agreement is achieved, the structural separation will be abolished when the tariffs are set, as aforementioned.

To allow all companies and communications groups to offer all telecommunication services (that they do not provide today) without any structural separation restrictions, all the companies will be prohibited from transferring information between the wholesale and retail sector.

If no such wholesale market becomes operational within 24 months of the publication of the committee's recommendations, the regulating body will take action to implement structural separation between the infrastructure of the general domestic carrier license holders and the services rendered to end customers.

4.	Retail price control

An immediate transition (independent of any other subject in the Commission's recommendations) to control the Company's retail prices by setting a maximum tariff. The regulator will revise the maximum tariff from time to time and the price will be calculated based on the cost principle; the maximum price will be deregulated by setting tariffs in regulations, and by moving over to price control under Section 17 of the Communications Law after the regulator is persuaded that competition in this branch makes this possible. After the deregulation of prices and the removal of structural separation, the regulating body will consider cancelling the fixed usage fees collected by the Company.

5.	Venture for telecommunications over IEC infrastructures

The Commission attributes considerable importance to advancing the activity of the telecommunications company which is expected to operate on the infrastructure of the Israel Electric Corporation (IEC) and believes that, with respect to the supply of wholesale services, the regulations to be applied to the entity that emerges from this initiative should be similar to those applicable to the other Domestic General Carrier license holders.

6.	Consumer perspectives

The telecommunications companies shall allow all consumers to benefit from all the price packages that they offer; obligations will apply and action shall be taken to inform customers and advertise prices, and the information must be accessible to consumers.

The Committee also recommended that general domestic carrier license holders shall regularly publish details of the distribution of the existing infrastructures for other license holders, in accordance with the requirements of the regulating body (with certain exceptions to be defined by the defense establishment), they shall deposit autonomous bank guarantees in the amount of NIS 200 million to guarantee that a wholesale market is maintained (parts and portions of the guarantee may be forfeited as determined by the regulating body), that the company managers will bear personal liability for the cost of the domestic carrier license if they fail to allow competitive use of the infrastructures, and that all the recommendations will be anchored in primary legislation that also prescribes sanctions should the domestic carrier companies fail to comply with the wholesale market regulations.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The Committee's recommendations are subject to the approval of the Ministers of Communications and Finance, and to their actual adoption and implementation.

At this stage, the Company is unable to estimate the repercussions of the report on its business performance, in part due to the dependence on which way the recommendations are adopted and implemented.

B.	Increase in the rate of royalties

The Communications Law states that a holder of a license for providing telecommunications services shall pay royalties to the State out of its revenues from providing the services named in the Regulations. The Royalties Regulations impose on a general Domestic Carrier licensee (which includes the Company), an international call service license (which includes Bezeq International) and a cellular licensee (which includes Pelephone), a duty to pay royalties on its revenues (excluding VAT) from the services listed in the Schedule to the Regulations. Over the years the royalties were lowered to 1% per year commencing 2010. Furthermore, the Royalties (Satellite Broadcasts) Regulations impose on a satellite broadcasts licensee (DBS) a duty to pay royalties at the rate of 1% of its taxable income.

However, on January 19, 2011, a temporary order was published stating that the royalties to be paid by a general Domestic Carrier licensee (excluding a special Domestic Carrier) and a cellular licensee would be raised to 1.75% in 2011 and to 2.5% in 2012. The temporary order would remain valid until the earlier of December 31, 2012 or the date on which the terms laid down in the temporary order have been met.24

On February 28, 2011 the Company petitioned the High Court of Justice against this temporary order.

In addition to the petition filed by the Company regarding the increase in the rate of royalties, other telecom companies, including Pelephone, also filed petitions on the same subject. The hearing on all the petitions on this subject was consolidated. At a hearing of the petitions held at the High Court of Justice on June 16, 2011, HCJ ruled that by August 1, 2011, the State will announce its position regarding HCJ's proposal for ending the impasse by mutual agreement so that the rate of royalties in 2012 will be 1.75% (instead of 2.5% in the regulations), and for subsequent years, HCJ's ruling 10289/05 shall apply, in which context the State announced that it is adopting the outline recommended by the Gronau Committee, whereby the rate of royalties applicable to the petitioner (Barak) will be reduced until they are entirely eliminated in 2012. Likewise, the State's position shall apply as presented in a written announcement given by them to the court in 2009, whereby adoption of the said outline was subject to an absence of circumstances that have negative repercussions for the economy at the relevant dates. On July 31, 2011, the State announced its consent to HCJ's proposal. On September 20, 2011, the State advised the HCJ that the wording of the amended Satellite Regulations included part of the compromise proposal with respect to 2011 and 2012 only, with the intention of completing the necessary amendment for 2013 in due course. The respondents submitted the amendment of the relevant regulations for the approval of the Company and Pelephone, so that the rate of royalties for 2012 will be reduced to 1.75%, and from 2013 they will be 0%. However, on January 3, 2012, a session of the Knesset Finance Committee failed to approve the amendment and resolved to hold another meeting. Pursuant to the notice sent by the State to HCJ on February 15, 2012, despite the State's requests to the Finance Committee, no date has yet been scheduled for this meeting. On January 31, 2012, the Knesset Economic Committee approved an identical amendment to the regulations relating to licensed cable broadcasters. To the best of the Company's knowledge, publication of the amendment has been postponed until the parallel amendment is approved for D.B.S. (see below in this section).

24
With regard to a general Domestic Carrier licensee (excluding a special Domestic Carrier licensee) – in a case where a general licensee that receives its license in 2011 or later deploys infrastructure to 5% of the population; for a cellular licensee – in a case where (1) a cellular operator started providing domestic roaming services, or (2) the MVNO market share is less than 5% (see Section 3.1.9).

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In addition, in January 2011 the Knesset Finance Committee approved an amendment to the Royalties (Satellite Broadcasts) Regulations so that in 2011 and 2012 the rate of royalties would be 1.75% and 2.5% of taxable income respectively, and would revert to 1% commencing 2013 or on the date when the terms laid down in the Regulations are met.25 Although DBS is not one of the petitioners, according to its announcement, the State also applied the settlement to DBS, and an amendment to the relevant regulations, together with the regulations relating to the Company and Pelephone, was submitted to the Knesset Finance Committee for approval, setting the rate of royalties for 2013 at 0%. This amendment has yet to be approved.

For details about the amounts of royalties that Group companies paid in 2010 and 2011, see Sections 2.16.4, 3.18.3, 4.17.4 and 5.17.3.

C.	Change in interconnect tariffs to the cellular networks

The Interconnect Regulations set the interconnect tariffs to be paid to the Domestic Carrier, as well as limitations for the matter of the interconnect tariffs to be paid to a cellular operator. In September 2010 the regulations were amended so that commencing January 1, 2011, the interconnect tariffs that a cellular carrier can collect from other operators (Domestic Carrier, international call operator or another cellular operator) were lowered significantly. Below are the interconnect tariffs to a cellular operator that were valid in the past, and the tariffs after the amendment:26

	From 2014 onwards	2013	2012	2011	At December 31, 2010
Call minute completion tariff	5.93	6.31	6.89	7.28	25.1
SMS (text) completion tariff	0.14	0.15	0.16	0.17	2.85

In the Company's domestic communications segment – The Company charges its customers interconnect fees in the phone bill for calls originating in the Company's network and terminating in the cellular networks, and pays the cellular operators the same amount for transferring call traffic in their network.

Below is data on the Company's revenues in fixed-line domestic communications from subscribers in interconnect fees to the cellular network, and its expenses in respect of call completion fees to the cellular companies in 2009 – 2011 (in NIS millions):

	2010	2009	2008
Revenue / expenses	256	801	823

In the cellular segment (Pelephone) – Pelephone pays the other cellular operators interconnect fees for calls originating in the Pelephone network and terminating in their cellular networks (expense side), while the other operators (cellular, domestic and international) pay Pelephone interconnect fees for call terminating in its cellular network (income side).

25	The date on which the Director General at the Ministry of Communications publishes a notice in the Official Gazette stating that seven channels will be added to the DTT array (see Section 5.1.4).

26
The tariffs, which are denominated in agorot, will be revised every year on January 1st and linked to the CPI (the base index being the average CPI for 2009), plus both VAT and the rate of royalties applicable to cellular operators under the Royalties Regulations multiplied by the indexed interconnect tariff. The tariffs in the table do not include VAT, and are calculated for the time being at the royalties rate agreed between the State and the HCJ (see section 1.7.3B). If the reduction of royalties is not approved in the near future, Pelephone reserves the right to update the interconnect tariffs according to a high royalties factor (about 2.5%).

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Below is data for Pelephone's revenues from interconnect fees received from other communications networks in respect of incoming text messages (SMS) to the Pelephone network, and its expenses in respect of interconnect fees to the other cellular networks in 2009 – 2011 (in NIS millions).

	2010	2009	2008
Revenue	343	1,054	920
Expenses	265	813	707

In the international calls segment (Bezeq International) – Bezeq International pays interconnect fees to the cellular operators for calls terminating in their cellular networks.

The reduction of the interconnect fees resulted in a decline of approximately NIS 218 million in Pelephone's gross profit in the period.27 In the Company and in Bezeq International, the impact of the lower interconnect fees was minor and not material.

D.	Limitation of the exit penalty a license-holder can collect from a subscriber

On August 8, 2011, an amendment to the Communications Law came into force, and applies to holders of Domestic Carrier and international communications and broadcasts licenses. Under the amendment, exit fees cannot be collected from a subscriber whose average monthly bill is less than NIS 5,000 who entered into an agreement after application of the amendment to the law and cancelled it, nor can he be denied a benefit that he would have received had he not ended the agreement.28 The amendment to the law applies also, commencing November 8, 2011, to a subscriber who entered into an agreement before the amendment took force and subsequently cancelled it, but payment can be collected for cancellation of the agreement which is limited to 8% of the average monthly bill of the subscriber up to the date of cancellation, multiplied by the number of months remaining to the end of the term of the commitment. In addition, a license-holder is also forbidden to demand immediate payment of the balance of the subscriber's payments for the terminal equipment in the event of cancellation of the agreement. This amendment brought about an increase in the churn rate and certain changes in the agreement conditions with subscribers.

Cellular license-holders are governed by orders limiting the exit fee that may be collected from subscribers (to a certain scope of handsets) who terminate their agreement before the end the commitment period to 8% of the subscriber's average monthly bill at the cancellation date. The Economic Affairs Committee is discussing a bill which would set this exit fee at 0%.

For a description of other regulatory developments in the reporting period and of the main limitations applicable to the areas of operation of the Group, see Sections 2.16, 3.18, 4.17 and 5.17.

E.	Consumer legislation

Frequent changes in consumer legislation affect the operations of the Group's companies on a regular basis.

During the course of their activity, the Group's companies are subject, inter alia, to the Consumer Protection Law. Various amendments have been made in recent years to the Consumer Protection Law, inter alia, concerning the cancelling of transactions even after service has begun, disconnecting from on-going services, and the need for the customer to give his express consent to continue transactions after the end of the specified period. Likewise, a variety of bills have been tabled in the Knesset introducing further amendments in the Consumer Protection Law which may, inter alia, affect the terms of the agreement, billing and the conduct of the Group's companies towards their subscribers.

27
The figure is calculated according to the relevant minutes and SMS actually used/transmitted in the previous period, multiplied by the difference between the interconnect fees in the present period (7.28 agorot per minute, 0.17 agorot per SMS) and the interconnect fees in the corresponding period (25.1 agorot per minute, 2.86 agorot per SMS).

28
With reference to this provision, on January 13, 2012 the Ministry of Communications published a hearing noting that denial of he right to a benefit granted to a subscriber for purchasing a product that is not part of the service, due to termination of the engagement with the license-holder, is not in keeping with this provision in the Communications  Law. The Company submitted its remarks on February 14, 2012.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

On February 20, 2012, the Knesset Economic Affairs Committee approved the Consumer Protection (Provision of telephony service) Law in which when the waiting time for a human response for free telephony service under the Consumer Protection Law is likely to exceed three minutes, a recorded message must inform the consumer to this effect and allow him to leave a message or wait; the regulations also specify times for returning to the consumer; according to the regulations, they do not detract from the consumer's right under any other law.

F.	Enforcement and financial sanctions

Over the last year, several government bills have been tabled in the Knesset amending the Communications Law, the Protection of Privacy Law and the Antitrust Law which address enforcement and the imposition of graded monetary penalties for violating these laws and/or regulations and their orders by the regulator. Insofar as these amendments are approved, they may affect the way in which the Group's companies manage their affairs, in part with respect to the imposition of sanctions, their ability to protect themselves, etc.

In January 2011, an amendment was published to the Securities Law as part of the Law to Streamline Enforcement Procedures by the Securities Authority (Legislative Amendments), 2011. The amendment empowers the ISA to impose a fine and an administrative enforcement committee to impose administrative enforcement measures for the violation of certain orders of the Securities Law. Subsequently, on February 16, 2012, the Company's board of directors approved an internal enforcement procedure on the subject of securities that addresses internal enforcement of the orders of the law, mainly on the following subjects: prohibition on the use of inside information, obligation to publish periodic and immediate reports, and agreement with related parties.

1.7.4           Limitations on creating charges on the assets of Group companies

For convenience, below are referrals to sections in the 2011 Periodic report that relate to the limitations applicable to Group companies in placing charges on their assets, and the main limitations:

1.
Regulatory limitations – The Communications Law, the Communications Order (which applies to the Company) and some of the communications licenses of Group companies, contain limitations on the grant of rights to a third party in assets used to provide the essential service or in the assets of the license,29 as the case may be, including the need to obtain regulatory approval to create charges on these assets. In some cases, such as Pelephone's cellular operator's license, and Bezeq International's ITS license, there are exceptions permitting the creation of charges in favor of banks without the need to obtain the regulator's approval in advance, provided that the charge agreement includes orders to ensure that the services rendered according to the license will not be affected if the bank exercises the charge. In addition, under the orders of the law and the communications licenses, the license and the resulting rights are not transferrable and they cannot be pledged or confiscated (with certain exceptions). See also Sections 2.16.3.G, 3.18.2.A.5 and 5.17.11.

2.
Restrictions concerning powers - the Company and Pelephone have made undertakings towards certain financing entities that they will not pledge their assets without simultaneously creating a charge of the same class, rank and amount (negative charge) in favor of those financing entities. See also Sections 3.15.2.A and 3.15.2.C. and Note 13 to the 2011 Financials. DBS created current charges on all its assets and fixed charges on several of its assets, whose conditions include, inter alia, restrictions on the creation of additional charges without obtaining the agreement of the financing entities. See also Sections 5.15.2, 5.15.3 and 5.15.5 above, and Note 12 to the 2011 Financials.

29	The assets required to secure the provision of service by the license-holder.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

1.7.5           Level of economic activity in Israel

The activities of the Group are influenced by the level of economic activity in Israel, and accordingly, a change for the better or worse in that level can be expected to affect the Group's business.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.	Bezeq – Domestic fixed-line communications

2.1	General information about the segment of operation

2.1.1          The segment of operation and changes occurring in it

The Company holds a general license for providing domestic fixed-line communication services and provides a range of such services as described in Section 2.2, mainly these: domestic fixed-line telephony (landline telephony), Internet access infrastructure services, and transmission and data communication services.

2.1.2           Legislative limitations and standards and special constraints

A.	Communications laws and the Company's Domestic Carrier license

The Company's operations are subject to government regulation and comprehensive supervision that stem from the Company's status as a general license-holder under the Communications Law, to the provisions of the Communications Law and its concomitant provisions, regulations and principles, and to the provisions of the Domestic Carrier license and of other laws.

In addition, the Company was declared a provider of essential telecommunication services under the Communications Order. Pursuant to that declaration, the Company is obliged to provide a number of basic services under the Domestic Carrier license, and may not terminate them or narrow them without approval. The order also lays down limitations on the transfer and acquisition of means of control in the Company, and certain limitations on the activities of the Company. For details, see Section 2.16.3.

The Company's tariffs for most of its domestic fixed-line services are subject to control under the Communications Law and the provisions of its Domestic Carrier license. For details, see Section 2.16.1.

The Domestic Carrier license lays down additional limitations on the Company's activities (see Section 2.16.2), the main ones being these: (1) a duty to provide universal service, i.e. to provide its services to everyone, without discrimination; (2) structural separation – see Section 1.7.2; (3) a duty to provide interconnect services for other communications license-holders on reasonable and equal terms; (4) various limitations concerning the quality and terms of the services the Company provides, a duty to pay royalties, and others.

For the recommendations of the Hayek Commission on October 4, 2011, including in the matter of tariff control, cancellation of structural separation and the terms for doing so, provision of services and options for use of the Company's infrastructures by other license-holders, and intervention of the regulating body – see Section 1.7.3.

In addition, the Company is required to obtain approval from the Ministry of Communications for providing new communications services and service bundles. This limitation could make it difficult for the Company to develop various services in response to various technological developments, and could also harm the speed of its response to changes in the activities of its competitors.

On the proposed amendment to the Communications Law regarding financial sanctions, see section 1.7.3.F.

B.	Antitrust laws

The Company was declared a monopoly in the main areas of its activities,, and is also subject to supervision and to limitations under the Antitrust Law (see Section 2.16.8).

C.	Environmental laws and planning and construction laws

Some of the activities of the Company involve the use of wireless frequencies and the use of facilities that emit electromagnetic radiation, which are subject, respectively, to the Telegraph Ordinance (see Section 2.16.9), the Non-Ionizing Radiation Law (see Section 2.15), and to UBP 36 and UBP 56 (see Section 2.16.10).

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.1.3          Changes in the scope of operation in the segment, and its profitability

For the main data about the scope of operation in domestic fixed-line communications and its profitability in 2010 and 2011, see Section 1.5.4A. Below is a description of the main changes in the scope of operation in the segment in the reporting period.30

A.
Fixed-line telephony – In 2011, the number of lines was stable (compared with an annual decrease of 5% in recent years), and a decrease of 7% was recorded in the volume of average call minutes (incoming and outgoing) on the Company's fixed telephone lines compared with 2010. This is a continuation of the decreasing trend in the volume of fixed-line calls recorded in recent years, which stems, so the Company believes, from the rise in calls from cellular telephones and calls over the Internet (see Section 2.1.4), and from competition with other Domestic Carriers. The average monthly revenue from a telephone line fell by 6%.

B.
Internet access – In 2011, a rise of about 4% was recorded in the number of the Company's Internet subscribers, and of about 7% in the average monthly revenue per Internet subscriber, compared with 2010. The increase in revenues in this area stems from a rise in the speeds offered in the surfing packages (see Section 2.2.3) and the adoption of advanced services and value added applications.

2.1.4          Market developments and customer characteristics

A.	Domestic fixed-line telephony services

In the past few years, fixed-line telephony has been characterized by a decline in demand and in prices. The decline in demand is reflected in the gradual erosion of the number of calls originating in the fixed-line networks. The Company believes that this trend stems primarily from the rise in the number of cellular subscribers and the volume of use of cellular telephones (the Company estimates that about 70% of calls originate in the cellular network).

Figure 1 – Changes in the number of fixed telephone lines compared with cellular telephone lines in Israel, 1995-201131

30	For detailed data and definitions of subscriber and average income, see the notes to the table in Section 1.5.4A.

31
The data are based on a Ministry of Communications publication on cellular lines, the reports of HOT to the public and assessment about the other operators. Accordingly, some of the data in the figure are based on estimates and the actual data might be different. Furthermore, commencing from the 2008 data, the calculation of fixed lines includes IP Centrex lines (lines in a virtual private exchange in a public network – see section 2.2.5D. For this purpose, the number of IP Centrex lines is measured by the maximum number of calls that can be made simultaneously).

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Figure 2 – Changes in the number of call minutes from fixed-line telephones compared with the number of call minutes from cellular telephones in Israel, 1995-201132

In addition, in recent years the volume of calls over the Internet has been increasing, which also reduces the number of calls made in fixed-line networks.

B.	Internet access infrastructure services

In the Internet segment, while growth has been recorded in recent years in terms of the number of customers, the rate of that growth is slowing over time as a result of the high Internet penetration rate in Israel. Nevertheless, the Internet segment is characterized by a rise in surfing speeds and by the adoption of advanced services and value added applications.

Figure 3 – Changes in the number of Internet lines and the internet growth rate, 2003-201133

32
The data is based on the Company's traffic data and assessments of the traffic of other operators in the market. Accordingly, some of the data in the figure is based on estimates and the actual data might be different..

33
The data for 2003-2010 is based on Company data and Hot reports to the public. The data for 2011 is based on Company data and assessments as to the volume of active lines of HOT, which has not yet published its financial statements Therefore, some of the data is based on estimates and the actual data might be different.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In 2009, the Company launched its NGN (Next Generation Network) and HOT launched its UFI network. These networks enable surfing at considerably higher speed than were available until then. It is noted that a considerable number of Company customers who are connected to the NGN are upgrading their surfing speeds to these new levels. For details, see Section 2.2.3.

On the possible establishment of a competing fixed-lime network on the Company's infrastructure, on the electricity grid, see Section 2.6.4B.

C.	Transmission and data communication services

The transmission and data communications segment for business customers and communications providers is characterized by a rapid increase in the customers' broadband consumption, but in general by lower prices per given volume of traffic. This stems both from development of the technology allowing greater bandwidth at lower prices than in the past, and from competition in this area (see Section 2.6.3).

D.	Service bundles

On the increase in consumption of service bundles, see Section 1.7.1.

On the development of competition in domestic fixed-line communications, see Section 2.6.

For the recommendations of the Hayek Commission on October 4, 2011, including in the matter of tariff control, cancellation of structural separation and the terms for doing so, provision of services and options for use of the Company's infrastructures by other license-holders – see Section 1.7.3.

2.1.5         Technological changes that can materially influence the segment of operation

A.
The ongoing trend of increasing bandwidth and the availability of technologies based on IP protocol, allow the customer a broader range of applications and services on IP-based infrastructures, such as telephony services, video transfer services and network services with organizational applications on the Internet infrastructure (ERP, CRM, etc.).

B.
These changes are leading to an increase in the demand for bandwidth by Company customers of Internet infrastructure, transmission and data communication. The Company is deploying its NGN in a way that enables it to provide its customers with greater bandwidths (see Sections 2.6.6 and 2.7.2).

Conversely, the technological developments that enable IP-based telephony services are one of the factors that have led to the decline in the consumption of the Group's fixed-line telephony services (on competition in telephony by providing services over the Company's Internet infrastructure (VoB), see Section 2.6.1.

C.
The increase in the capacity of the cellular network along with technological improvements, including future integration of 4-G networks, allow the cellular operators to compete with the Company's telephony and internet services, and to market larger bandwidths to their customers at lower prices. In the past year the trend of growing numbers of cellular Internet users has continued (see Section 2.6.2). At the date of this report, the Company estimates the increase in cellular Internet consumption has not materially affected the volume of its Internet usage. Nevertheless, the growth potential of the cellular networks at the expense of the Company's market share is a real one.

D.	Technological developments and falling prices of the equipment could enable other operators to provide services similar to those provided by the Company at much lower costs.

E.	It is possible that a communications company will be established with a fixed-line infrastructure that competes with that of the Company, based on the IEC's electricity grid (see Section 2.6.4B.).

2.1.6         Critical success factors in the segment and the changes in them

A.	The ability to offer reliable communications systems at a competitive price based on a cost structure suited to the frequent changes in the Company's business environment.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

B.	Regulatory decisions.

C.	The ability to maintain innovation and technological leadership and to translate them into advanced and reliable applications of value to the customer at short response times, and marketing primacy.

D.	Preservation of brand values and their adaptation to the conditions of the changing competitive environment.

E.	Effectiveness of the sales arrays and the internal and external distribution channels.

F.	The ability to provide a high-quality commercial and technical service.

G.
Managing an intelligent price policy, subject to regulatory limitations, in light of the intensifying competition and technological changes that are reflected in erosion of the general price level in the industry.

H.	Informed moving of customers away from traditional networks to new generation networks.

2.1.7      Main entry and exit barriers of the segment of operation, and changes occurring in them

Operating in the domestic fixed-line communications segment requires receipt of the appropriate Domestic Carrier licenses.

Traditionally, the main entry barrier to this segment stemmed from the need for heavy investment in technological infrastructure and in surrounding systems until obtaining economies of scale, and from high costs involving the establishment of marketing, sales, collection and customer support systems and the building of a brand. In recent years, these traditional carriers to the Company's segments of operation have lessened considerably as a result of the following factors: technological improvements, lower infrastructure and equipment prices, easing of regulation granted to new competitors, and the ability to use existing set-ups, including the Company's network, by competing communications carriers or those destined to compete with the Company.

The regulation of competition in VoB-based telephony, which enables telephony services to be provided on a broadband infrastructure of another operator without need for an independent line telephony infrastructure (and in the future, if it becomes possible, competition based on dividing the network into sections and wholesale sale of services – see Section 1.7.3), significantly reduces the size of investment required from those competing with the Company, thereby making the entry barriers to the segment much smaller.

The main exit barriers stem from the commitment of the Company laid down in its license to provide its services to a defined quality and universally (to the entire public in Israel), its subordination to the provisions of the Communications Order, the regulations accompanying the Communications Law, and the provisions by power of Section 13A of the Communications law relating to emergency operation, its commitment to those of its employees who are employed under collective agreements, long-term agreements with infrastructure suppliers, the large investments requiring time before seeing a return, and the commitment to the repayment of long-term loans taken to finance the investments.

2.1.8      Substitutes for segment products and changes occurring in them

Cellular communications services are a substitute product for the Company's services, both in telephony and in Internet (see Sections 2.6.1 and 2.6.2).

IP technology such as VoB (see Section 2.6.1) and the Internet are also substitutes for the Company's services. In Internet services, transmission and data communications, technological developments (e.g. G4 in cellular, infrastructure based on optical fibers, including by means of the electricity grid and advanced cable Internet protocols), enable the provision of new services at high speeds and competitive prices.

2.1.9      The structure of competition in the segment and changes occurring in it

Domestic fixed-line telephony is regulated and controlled by the Ministry of Communications, inter alia by means of granting licenses to entities operating in the segment.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Until 2004, the Company was the only provider of fixed-line telephony services in Israel. HOT telecom started operating in telephony 2004. Subsequently, the Ministry of Communications granted licenses to other entities, which included licenses with no duty to provide universal services (i.e. no obligation to offer services to the entire public in Israel).

Fixed-line telephony is characterized by a lively competitive dynamic. The Company's competitors are HOT Telecom, VoB service providers (Cellcom, 012 Smile, Netvision, Partner and Bezeq International), and also, the Company believes, the cellular companies (see Section 2.6.1).,

Over the past year, the trend of VoB service providers to recruit customers has slowed. These providers have operated for several years under license with no obligation to provide universal service, and without their own independent access infrastructure, most of them being entities related to  providers of Internet access services (ISP) and international communications services, while some are the cellular companies (See Section 1.7.1).

The Internet segment is typified by high penetration rates, which are attributed at least partially to the high level of competition between the Company and HOT Telecom, both owners of a nationwide access infrastructure (HOT Telecom started operation in its area in 2002), and among the ISP companies. Here, the Company is also exposed to competition from the cellular companies (see Section 2.1.5).

Transmission and data communication opened up to competition at the end of 2000, and among its operators are HOT telecom, Cellcom and Partner.

Competition in the industry depends on a number of factors, such as regulatory decisions, possible changes in the terms of the licenses of the Company and the subsidiaries and the terms of the licenses of their competitors, mergers and joint ventures between companies that compete with the Group companies, financing universal services, the new services that the Company has been permitted to provide, tariff policy, and the extent of flexibility allowed to the Company when offering service bundles, including with the subsidiaries.

For a description of the development of competition, see Section 2.6.

For the recommendations of the Hayek Commission dated October 4, 2011, see Section 1.7.3.

2.2              Products and services

2.2.1       General

The Company provides a wide range of communications services for its business and private customers, as described below.

2.2.2        Telephony

The Company's telephony services include mainly the basic telephony service on the domestic telephone line, plus associated services such as voice mail, caller ID, call waiting, call forwarding, speed dial, and conference calls.

The Company also provides its customers with a national numbering services for businesses (1-800, 1-700), for full or partial payment for the calls by the business.

The Company currently operates about 12,500 public telephones around the country, which are operated by various types of cards.

The Company's telephony services are its main services, and in recent years consumption of and revenues from these services have declined, mainly due to competition from other telephony fixed-line service providers and the cellular companies. At the end of 2011, the Company had 2,342,000 active fixed telephone lines (compared with 2,352,000 active lines at the end of 2010). For details about the changes in the number of active lines and average monthly revenue per line, see Section1.5.4.A. For details about the Company's market share in this segment, see Section 2.6.1..

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The Company operates a unified telephone directory34 on a code (1344) determined by the Ministry of Communications for fixed-line and cellular telephony operators, as well as a unified website which is free of charge, in addition to the Company's 144 service. At the end of 2009, the Ministry of Communications published a request for positions of the public in the matter of the need for and format of opening number information services to competition, by way of having these services provided by entities other than telephony operators or those acting on their behalf or by way of canceling the Company's 144 code. The Company opposed the proposed alternatives. At the date of this report, the position of the Ministry of Communications on the matter has not yet been published. The Knesset Economic Affairs Committee discussed a bill which would obligate Domestic Carrier and cellular license holders to give the agreement details of its subscribers upon request for publication of a telecommunications directory (including a telephone or computerized database). Pursuant to a petition filed in the HCJ in July 2011 in a motion to issue an injunction to turn access code 144 into a network access code, the State submitted its position in that the petition should be dismissed due to absence of cause, and that the issues arising from it are under review by the ministry as part of the legislative measures awaiting completion. The State further announced that as part of the bill, the Ministry of Communications is considering formulating principles, including – a prohibition on supplying information services without a Ministry of Communications license, obligating the operators to transfer their databases to such a licensee for reasonable payment, cancelling allocation of the number 144 to the Company and allocating a different national access code for information services to each licensee. The Knesset Economic Affairs Committee discussed the wording of the bill which includes the said changes. The Company submitted its objections to the committee and the ministry.

As part of its marketing strategy, the Company is working on the development and penetration of new services, both in the private sector and in the business sector. The Company plans to continue to launch more products on the basis of market trends and customer needs.

2.2.3      Internet access infrastructure services

The Company provides broadband Internet access infrastructure services in xDSL technology.

At the end of 2011, the Company had 1,111,000 Internet subscribers (compared with 1,066,000 at the end of 2010). At December 31, 2011, the percentage of Internet subscribers connected to the NGN was about 87% of the Company's total Internet subscribers, and the percentage of subscribers using NGN services (those with packages of 10 mbps or higher) was 48% of all Internet subscribers (about 42% of the Company's internet subscribers).

For details about changes in the number of the Company's Internet subscribers and average monthly revenue per Internet subscriber, see Section 1.5.4A. For details about the Company's market share in this segment, see Section 2.6.2.

The Internet market has been one of the fastest growing markets of recent years (although a slower pace of growth has been seen compared with a rise in requested bandwidth – see Section 2.1.4B), and this service has become one of the main occupations of the Company and a central channel for its investments in technology, marketing, advertising and customer acquisition and upgrades.

The average surfing speed of the Company's Internet subscribers at the end of 2011 was 6.7 mbps, compared with 4.3 mbps at the end of 2010.

Figure 4 – Changes in the surfing speeds of the Company's Internet subscribers 2006-2011 (in Mbps at the end of each year)

34
A "unified" directory service is an information service containing data on the subscribers of all the operators. Fixed-line and cellular telephony operators are obliged, under the terms of their licenses, to provide unified information services. The operation is exempted from the need for approval of a cartel until July 27, 2014.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Furthermore, the Internet market is characterized by lively competition with HOT, and more recently with the cellular companies, which offer cellular surfing services (see Section 2.6.2).

2.2.4      Transmission and data communication services

Data communication services are network services for transferring data from point to point, transferring data between computers and between various communications networks, services connecting communications networks to the Internet, and remote access services.

Data communication services are provide on a traditional and long-standing infrastructure such as Sifranet and frame relay, on an ATM infrastructure, and on newer and more advanced infrastructures such as IPVPN and Metro Ethernet. The IPVPN infrastructure enables managed communications solutions for businesses with connection between the branches of the organization. The Metro Ethernet infrastructure enables the provisions of communications infrastructure services in Ethernet technology for services to the business and private sectors. In recent years a trend has developed of customer transition from data communications solutions in the traditional infrastructure to IP-based infrastructures (such as IPVPN) and Ethernet (such as Metro Ethernet). The transition enables the Company to offer its customers larger transfer capacities at lower prices, and demand is increasing.

The Company offers transmission services, including high speeds, to communications operators and its business customers in a range of interfaces (see Section 2.6.3). For details about the notice of the Ministry of Communications to the Company concerning ostensible violation of the provisions of the Domestic Carrier license in connection with providing transmission services for the Domestic Carriers Cellcom and Partner, see Section 2.6.2.

For the recommendations of the Hayek Committee dated October 4, 2011, including the matter of providing services and enabling use of the Company's infrastructures by other license-holders – see Section 1.7.3.

2.2.5      Other services

A.	Services to communications operators

The Company provides services for other communications operators, such as cellular operators, international call operators, HOT, NEP operators, ISPs, Domestic Carriers, and Palestinian communications providers.

Among the services provided by the Company are infrastructure services, infrastructure upgrades, connection to the Company's network, transmission services, billing services, leasing of space, services in leased premises and grant of usage right in submarine cables.

For the recommendations of the Hayek Commission dated October 4, 2011, see Section 1.7.3.

B.	Broadcasting services

The Company operates and maintains radio transmitters which are operated, inter alia, by Israel Broadcasting Corporation, Israel Army Radio (Galei Zahal), and the broadcasts of a number of regional radio stations. It also operates the DTT transmitters for the Second Authority. The Company is responsible only for operating and maintaining the transmitters, and not for the content of the broadcasts – see also Section 2.15.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

C.	Contract works

The Company caries out set-up and operation works of networks or sub-networks for various customers (e.g. the Ministry of Defense, HOT, radio and television broadcasting companies, cellular operators, international call operators, local authorities, municipalities, and government bodies).

The Company has agreements with HOT Telecom for providing installation and maintenance services of the networks in the Company's infrastructures, from the exit point of the operation of the license-holders to the delivery point at the entrance to the homes of the subscribers (the connection and maintenance from these points to the subscribers' homes themselves are not the responsibility of the Company).

D.	IP Centrex – IP Centrex service is a private and virtual exchange service in a public network.

E.	Data Center – A service enabling a backup and survivability solution for the customer.

F.	144 Internet site (B144) – A search engine for finding the telephone numbers of businesses and private persons, including a classified search.

2.3	Breakdown of product and service revenues

The table below shows data for the breakdown of the Company's revenues by main product and service in its segment of operation, 2009-2011 (in NIS millions).

	2011	2010	2009
Revenues from line telephony	2,393	3,160	3,333
Percentage out of total Company revenues	51.49%	60.04%	62.85%
Revenues from Internet infrastructure services	1,092	977	863
Percentage out of total Company revenues	23.49%	18.56%	16.27%
Revenues from transmission and data communication services	931	882	851
Percentage out of total Company revenues	20.03%	16.76%	16.04%
Revenues from other services	232	244	256
Percentage out of total Company revenues	4.99%	4.64%	4.84%
Total revenues from domestic fixed-line communications services segment	4,648	5,263	5,303

2.4	Customers

The Company is not dependent on a single customer or small number of customers, the loss of which would materially affect the segment of operation, and there is no customer who accounts for 10% or more of the Company's total revenue.

The Company's sales are divided into two main customer types – private (about 60%), and business (about 40%). The division is by revenues in NIS millions, as shown in the following table:

	2011	2010		2009
Revenue from private customers	2,777	3,128		3,165
Revenue from business customers	1,871	2,134		2,138
Total revenue	4,648	5,263	35	5,303

35
It is noted that the difference between the cumulative amount of revenue from private customers and revenue from business customers, and total revenue shown in the table, stems from rounding the amounts

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.5	Marketing, distribution and service

The Company has marketing, sales and service arrays for its business and private customer, which include customer managers for the business sector, combined sales and service centers (including Moked 199) around the country, technical support centers for private and business customers, 16 points of sale and service (Bezeqstores) at various locations, as well as a virtual online shop.

The Company markets its services mainly through advertising in the mass media and telephone sales centers, customer managers and an array of independent dealers which are mainly ISPs, and sales centers that operate by the outsourcing method.

2.6	Competition

Below is a description of the development of competition in the domestic fixed-line communications segment.

2.6.1           Telephony

The Company believes that at the end of 2011, its market share in the fixed-line telephony market was approximately 63% in the private sector and 76% in the business sector, compared with 65% and 78% at the end of 2010 in those two sectors respectively.36

The competition in the fixed-line communications segment is lively:

A.	Competition from other Domestic Carrier license-holders

The Company and HOT Telecom both own nationally-deployed fixed-line telephony infrastructure and they are in lively competition which is reflected, inter alia, in the marketing of service bundles combining Internet infrastructure, internet access, telephony and cable television, and possibly cellular services as well,  aimed mainly at households (for the marketing of service bundles of Bezeq Group, see Section 1.7.2). In addition, HOT markets telephony services to business customers.

The Company also has competition from five license-holders for domestic fixed-line communications services, including VoB (see Section 2.1.9).

B.	Competition in telephony from the cellular companies

The penetration rate of cellular telephony in Israel is among the highest in the world at 129% (see Section 3.1.4). In the opinion of the Company, this penetration rate combined with low airtime rates on an international scale and large prepaid bundles of minutes, have made the cellular telephone a product that largely substitutes for the landline telephone. The Company believes that a deepening of this substitution of the fixed line is one of the causes of the growing removal rate of telephone lines (see Section 2.1.3).

Partner and Cellcom also provide fixed-domestic fixed-line services through corporations they own, and they sell service bundles that combine fixed-line and cellular telephony and Internet services. On the transaction for the acquisition of 012 Smile by Partner, and the merger of Cellcom and 013 Netvision, see Section 1.7.1B.

C.	Regulation of VoC services

On December 17, 2010, the Ministry of Communications announced a hearing  on the matter of setting regulation policy for VoC services (telephony services on the cellular Internet infrastructure), which will examine the regulation of these services under a license for cellular operators and virtual operators (MVNO) and/or as part of a special VoB domestic operator license. In response to the hearing, the Company noted that VoC service is indeed the continuation of VoB service, both of which are provided over the Internet and the Company wishes to provide it. The Company believes that marketing VoC services under a VoB license, if allowed, can be expected to increase competition in telephony, and will enable telephony services to be provided at fixed-line call prices on the cellular network.

36
These market shares are in terms of lines, based on the Company's assessment. It is noted that the Ministry of Communications publishes data based on its own calculations for the Company's market share, in terms of normative income (a calculation that was relevant in the past for checking the decline in the Company's market share to below 85% for the purpose of granting a permit for the Company to sell joint bundles – "the First Measurement Method"), and data calculated by the Ministry in standard (individual) lines in terms of normative income and PRI trunks (a calculation designed to determine the discount brackets permitted with the approval of alternative tariff packages based on the Gronau recommendations – see Section 2.16.1 "the Second Measurement Method"). The Company's position is that these methods have become less relevant since the Company's market share fell below 85% in the private and business sectors, and fell below 75% for the matter of granting discounts in tariff packages. According to Ministry of Communications publications, these methods showed that in November 2011 the Company's market share was 69.4% in the private sector and 77.1% in the business sector using the First Measurement Method, and 68.4% in individual lines and 69.2% in PRI trunks using the Second Measurement Method

Chapter A (Description of Company Operations) of the Periodic Report for 2011

D.	NDSL Service

On September 7, 2011, the Ministry of Communications sent the Company a letter stating that it believes that retaining the price for the Company's NDSL service while the Company offers significant discounts to customers who subscribe to its telephony services, reflects unreasonable business conduct by the Company and fails to meet the requirements of Section 17 of the Communications Law. The ministry therefore expects the Company to reduce the tariff significantly, and should it fail to do so, the ministry will consider taking further action. The Company submitted an explanation of its position to the ministry, to the effect that it is unable to lower the tariff (whose rate was fixed, at the time, as requested by the Ministry of Communications) and that there can certainly be no outside intervention in determining the tariff. On December 20, 2011, the ministry published a hearing stating that it is considering changing the tariff structure for high-speed access through internet suppliers and determining that Bezeq will price the ADSL service it supplies to all its customers so as to include its relative share of the cost of the access; Bezeq will no longer supply NDSL services to existing and new customers, and accordingly it will no longer collect payment for the ADSL only component; the Company will set standard tariffs for ADSL services, i.e. the Company will not be allowed to set a different tariff for ADSL services for subscribers who also use telephony services supplied by the Company. On January 12, 2012, the Company submitted its comments to the hearing, and stated that the format proposed by the ministry is inconsistent with the law, with the good of the consumer and with proper administrative procedure, it is unreasonable in the extreme and cannot be implemented. On March 5, 2012, the Ministry resolved to abolish the ADSL-only service enabling subscribers without telephony to receive ADSL service for no additional payment. Accordingly, the Company will not be able to apply differential ADSL pricing for subscribers who use the service together with telephony service and subscribers who only use the ADSL service. The decision will take effect on April 5, 2012 and it is expected to adversely impact the Company.

2.6.2      Internet infrastructure segment

The Company believes that at the end of 2011, its market share in the Internet infrastructure market was approximately 59%, similar to the end of 2010.37

The competition in this field is also lively:

A.
Competition from HOT Group – HOT's Internet infrastructure is deployed nationwide (and was upgraded to UFI (Ultra Fast Internet) network), in which a range of communications services and interactive applications can be provided. The network is currently the main alternative to competition with the Company in the private sector., The upgrading of the infrastructure and grant of an ISP license to HOT-Net in December 2010 (see Section 1.7.1C), are expected to increase the level of competition in Internet and could also increase the number of HOT customers who subscribe to service packages.

B.
Competition from cellular operators – The cellular companies have deepened their Internet activities on the cellular range both in the private sector and in the business sector. Unlike the fixed-line communications segment (where the provision of access infrastructure services – by HOT, is separate from provision of Internet access services – by the ISP), the cellular Internet service is provided as one unit. Surfing services are provided both from the cellular handset and through a cellular modem that connects laptop and desktop computers in combination with Internet access services. On the matter of a hearing on the subject of regulation of the broadband market structure in the cellular network, see Section 3.7.2C).

37
The Company's assessment of its market share in Internet infrastructure services at the end of 2011 is based on the number of its subscribers and an assessment of the number of HOT subscribers at the same date, based on the data published by HOT in its financial statements for the third quarter of  2011. The datum for the Company's market share at the end of 2010 is based on the number of Company subscribers and the number of HOT subscribers at that date according to is 2010 annual financial statements.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.6.3      Transmission and data communications

The companies operating in this field are Cellcom, Partner (which acquired the Med-1 operation), HOT, and Internet companies that also use leased infrastructures.

To the best of the Company's knowledge, Cellcom has deployed and set up a transmission network which it uses both for its own needs (instead of transmission provided for it in the past by the Company) and for competition with the Company in the transmission and data communications market. Cellcom offers its customers a complete package of solutions that includes domestic telephony, data communication and cellular communication, using its own infrastructure and its own sales array. Partner has also stepped up its activities in providing transmission and data communication services combined with telephony, for business customers.

Under the terms of its license, the Company is obliged to provide some of its communications services to all. According to the Ministry of Communications, interpretation of this and other provisions in the Domestic Carrier license in the matter of providing infrastructure services to license-holders, the Company is also obliged to provide infrastructure and transmission services to competing communications operators for providing services which compete with those of the Company. In October 2010, the Ministry of Communications notified the Company that it had violated the provisions of its license by refusing to provide transmission services to the Domestic Operator companies controlled by Cellcom and Partner, and that if the Company did not give notice within 7 working days that it had ceased the violation, the Ministry would be compelled to institute a proceeding for the imposition of a financial sanction or to consider some other action. The Company acted in accordance with the Ministry's decision but demanded the basis and reasons for it. On this matter, see also Section 2.16.8. For the Hayek Commission's recommendations dated October 4, 2011, including on the matter of providing services and enabling use of the Company's infrastructures, see Section 1.7.3.

2.6.4      Additional factors that could influence competition

A.	Narrowing of transition barriers among companies

Numbering and number portability – Since 2007, number portability has existed in the fixed-line and cellular telephony market, enabling customers to switch between various communications operators without changing their telephone number. Number portability increases competition, and the Company believes that it has significantly increased the churn rate in its fixed-line telephony services.

Limitation on the exit penalty that a license-holder can demand of a subscriber – See Section 1.7.3D.

B.	Other potentially competing infrastructures

In addition to HOT's cable and optical fiber network and the optical fiber infrastructures of Cellcom and Partner, there are in Israel today a number of infrastructures with the potential to serve as communications infrastructures, which are based on optical fibers and are mostly owned by government companies and bodies. Among these are Israel Electric Corporation ("IEC"), Israel Railways, Mekorot (water grid), Oil Infrastructures, and the Cross Israel Highway company. Some municipalities are also trying to create an alternative to pipes being laid by communications license-holders by deploying their own infrastructures.

On July 15, 2010, the Government, during its discussion of the Arrangements Law, decided to instruct the Minister of National Infrastructures and the Minister of Finance to exercise their authority under the Electricity Law, 1996, and to permit IEC (which in 2010 started a technological trial to ascertain its ability to provide a high-speed communications infrastructure by the FTTH method – optical fibers to the customer's home) to operate in communications on certain conditions, mainly these: a "communications company" would be established for use of a fixed-line communications infrastructure on the electricity grid; IEC would not hold more than 49% of the means of control in the company and would not control it; the communications company would do business with communications license-holders and not directly with private consumers (except an agreement with large business customers approved by the Ministry of Communications , for which it would provide transmission or other services).

Chapter A (Description of Company Operations) of the Periodic Report for 2011

On March 7, 2011, the government made a further decision whereby IEC was granted approval to establish the communications company together with another company, which would use and operate the fixed-line communications infrastructure on the electricity grid. In addition, in this decision the government amended its decision from July 15, 2010 (see previous paragraph) so that the communications company would have an exclusive right of use for providing telecommunications services only, on the basis of IEC's optical fiber communications infrastructures, in certain volumes and on certain terms. The same decision also states that the financing of that company will be from sources made available by the controlling shareholder and will be selected in accordance with the government's above decision, including by means of raising capital by the company. The decision also makes clear that it does not restrain the discretion of the government to change the decision or prevent the Ministers from exercising their authority under any law.

For the importance that the Hayek Commission attaches to the operation of the communications company on the IEC infrastructure, see the description of the Commission's recommendations dated October 4, 2011 (Section 1.7.3).

On October 9, 2011, the Ministries of Finance, Communications and National Infrastructures announced that they were initiating a move to choose an investor for a communications venture that will control the establishment of a third communications infrastructure in Israel, and in which IEC would hold 49% of the share capital. A selection committee will conduct the public process. Registration to participate in the process will commence on October 10, 2011, and it is expected to last 6 months. It is noted that on October 25, 2011, an amendment to the Communications (Bezeq and Broadcasts) (Processes and Conditions for Obtaining a General License to Render Domestic Fixed Bezeq Services) Regulations, 2011, was published, which set out the conditions for granting an infrastructure domestic carrier license.

In the Company's estimation, if such a communications company is established, which would compete with the Company in infrastructure, and particularly if that new company is permitted to provide services to operators and business customers without an obligation for universal deployment of an FTTH network or before completing deployment of a significant portion of the network, this could adversely affect the Company's operations and results.

The Company's assessments of how the establishment of a communications company with a competing infrastructure would affect the Company and its results are forward-looking information as defined in the Securities Law. It is not certain that a competing communications company will be established, what limitations will be imposed on its activities and what breaks it might be granted. These assessments might not be realized, depending, inter alia, on the question of whether such a company will be established, what restrictions will apply to its activities, and if any changes will be made to the structure of competition in the communications market.

C.	Technological developments

Technological developments enable competing companies to supply, at relatively low costs, telephony and data communications services on OP-based fixed-line networks and by means of advanced cellular infrastructures. The large number of cellular company subscribers and broadband Internet customers and the improvement in broadband audio quality enabled by alternative technologies, are damaging to the number of call minutes in the Company's network and are reducing its revenues from telephony services.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.6.5      The Company's preparation and ways of coping with the intensifying competition

The Company deals with the competition in domestic fixed-line telecommunications services in several ways:

A.
The Company launches new communications services, value added applications and product packages, including terminal equipment and services, in order to broaden the scope of use of subscriber lines, to respond to customer needs and to strengthen its image of technological innovation. The Company invests in enhancement and modernization of its infrastructure so as to enable it to provide advanced services and products for its subscribers. In 2010, upon receipt of the requisite permit (see Section 1.7.2), the Company started marketing joint products packages, while broadening the supply of the services it offers and offering packages that correspond to some of those offered by its competitors.

B.
The Company works on the penetration of a high-speed internet infrastructure service and on increasing the number of its customers for the service, including by offering applications for businesses. Deployment of the NGN enables advanced telephony applications to be provided, customer upgrades to higher speeds, and the creation of added value for the customer by means of broader consumption of content,   leisure and entertainment applications (see also Sections 2.2.3 and 2.7.2).

C.	The Company works constantly to improve the quality of its services and to preserve its customers.

D.	The Company has simplified its tariff structure and offers its customers alternative payment packages (see Section 2.16.1), tracks and campaigns.

E.	The Company is working to increase awareness of the use of the fixed-line telephone and to encourage the use of other services that increase telephone use.

F.
The Company makes adjustments on the expenses side for the purpose of focusing investments on fixed assets in growth activities and in projects for cutting operating costs. Nevertheless, the Company's ability to make adjustments in its expenses in the short and medium term is limited due to the structure of its costs, which are mainly rigid in the short and medium term. These costs include mainly depreciation expenses and expenses related to wages and wage incidentals. In addition, the Company has operating expenses such as infrastructure maintenance and the leasing and upkeep of buildings, which are also rigid in the short term.

G.
In selling services to its customers, the Company also sells terminal equipment (home networks), laptop computers, streamers, etc., as well as telephony terminal equipment, as a tool for competitive differentiation and increasing its revenues.

2.6.6      Positive and negative factors that affect the competitive status of the Company

A.	Positive factors

1.	Nationally deployed infrastructure through which a range of services are provided.

2.	Presence in most businesses and households.

3.	Strong and familiar brand.

4.	Technological innovation.

5.	Strong capital structure and positive cash flows.

6	Broad service infrastructure and varied customer interfaces.

7.	Professional, experienced and skilled human resources.

B.	Negative factors

The Company believes that various limitations imposed upon it by existing regulation, impede its ability to compete in its areas of operation. The main limitations in this contest are these:

1.	Absence of tariff flexibility

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The Company is limited in its ability to grant discounts on its main services and to offer differential tariffs. On this matter, see Section 2.16.1.

For the Hayek Commission's recommendations dated October 4, 2011, including in the matter of tariff control, see Section 1.7.3.

2.	Structural separation

See Section 1.7.2A. For the Hayek Commission's recommendations dated October 4, 2011, including in the matter of cancellation of structural separation and the conditions for doing so, see Section 1.7.3.

3.	Duty to provide universal service

The Company operates under an obligation to provide service to the entire public in Israel (universal service). Due to this obligation, the Company could be required to provide services also in circumstances which are not financially viable. This obligation is not imposed on the holders of special Domestic Carrier licenses, which can offer their services to the most profitable of the Company's customers (mainly business customers), which are a material source of the Company’s income, It is noted that on February 13, 2011, the Knesset Economic Affairs Committee approved regulations for setting up an advisory committee to the Minister of Communications. The committee will be responsible for recommending the granting of an exemption from or delay in the provision of these services in extraordinary circumstances. The committee was formed but has not yet established its work arrangements.

4.	"Access deficit"

The Company's telephony tariffs are set in regulations by the Minister of Communications in consultation with the Minister of Finance. As a result of a deliberate regulatory policy, the monthly usage tariff for a telephone line is set at a level that does not cover the cost involved in providing it (a situation known as the "'access deficit"). This deficit has been reduced over the years but still exists. It is emphasized that in a competition format that relies on the Company's infrastructure and uses the access deficit (such as VoB service), the negative effects of this factor increases.

5.	Limitations in marketing joint service bundles of the Company and other Group companies

See Section 1.7.2B.

6.	The nature of fixed-line telephony terminal equipment

Fixed-line terminal equipment is technologically less advanced that the cellular terminal equipment, and the supply of advanced services that can be consumed with it is limited.

2.7	Property, plant and equipment, and facilities

2.7.1      General

The Company's property, plant and equipment consists mainly of domestic communications infrastructure, real estate assets (land and buildings), computer systems, vehicles, and office equipment.

2.7.2      Domestic fixed-line communications infrastructure

PSTN network – This infrastructure has five main components which are deployed throughout the country:

a.	Exchanges

These are used for switching and transferring calls from origin to destination according to the signal (dialing) received from the subscriber.

b.	Transmission network

A system through which the exchanges are connected. In practice, the system functions as a national frame that connects the local networks, each of which consists of an exchange and an access network to it. The transmission network is based mainly on systems that operate on optical fibers and partly (a very minor part) on radio systems.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

c.	Data communication networks

Networks for providing data communications services at various speeds and in various communications regimens.

d.	Access network

A system that connects between network end points by the customer and the exchange. The network is based on copper pairs, on optical cables and partly (a very minor part) on wireless systems.

e.	Terminal equipment

Equipment installed on the customer's premises (e.g. telephone handsets, private exchanges, fax machines, modems, routers, etc.), through which the subscriber receives the service.

NGN

The demand for communications services in Israel and worldwide includes a demand for ever-increasing bandwidths and an advanced IP platform. In order to meet this demand, at the end of 2009 the Company started the gradual set-up of an NGN based on a core IP network and deployment of an optical fiber network to street cabinet (known as fiber to the curb - FTTC). The access network and the terminal equipment in this network are also as described above.

In this network and using VDSL238 technology, bandwidth of up to 100 Mbps download speed can be provided, as well as innovative added value services. Other advantages of the new technology are simplification of the network structure and better management ability. The Company launched the NGN in September 2009.For data about the number of subscribers connected to the NGN, changes in the volume of customers who consume NGN services and average bandwidths in 2010 and 2011, see Sections 1.5.4A and 2.2.3.

At the end of 2011, the Company had completed deployment of the network in about 85% of households in Israel. The Company foresees that by the end of 2012 the NGN will be deployed almost everywhere. This assessment is forward-looking information as defined in the Securities Law, and is based on the Company's work plans and on the pace of deployment in the past. The assessment might not be realized, inter alia in circumstances of changes in the market structure in Israel and in the demand for the Company's services, significant changes in the costs of deploying the network or in the pace of progress in the set-up project.

The Company is extending its infrastructure, including distribution of fiber optics so as to further enlarge bandwidth for its customers. To this end, the Company is examining a series of technologies, based both on the existing network and on the deployment of an optical fiber network to the customer's home (FTTH/FTTB). This review requires the Company to prepare itself and deploy its systems, and the Company has begun working in this direction. In this context, the Company is currently conducting a trial in which the homes of a limited number of customers will be connected on bandwidth of up to 1 GB.

On this matter, see also Note 9 to the 2011 Financials.

2.7.3       Computerization

The computerization array in the Company supports four main areas:

A.	Marketing and customer management

The system supports management of a database of the Company's customers, service order management, management of follow-up of customer complaints, management of the sales and service process, application of the number portability plan, and billing. The billing array includes the production of phone bills to the Company's customers for services provided by the Company and for the services of other communications operators. The array also includes the management of accounting with communications operators.

38
Very High Bit Rate Digital Subscriber Line – A Digital Subscriber Line (DSL) at very high speed. One of the fastest technologies currently available for data transfer on high bandwidth in standard telephone lines.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

B.	Information systems for the engineering infrastructures of the telecommunications networks

These support the planning, management, control and maintenance of engineering resources for the provision and assurance of the services. Inter alia, the systems manage stocks of numbers and support massive changes of numbers and equipment (when necessary).

C.	Information systems for management of the Company's resources

These support the management, control and maintenance of the expense side in the Company, the financial information (including budget and control), purchasing and stock processes, property, real estate, human resources and salary control, fleet of vehicles, Company projects, and the like.

D.	Company-wide systems

The Company's computerization array is large and complex, and supports critical work processes and handles very large volumes of data. The array consists of a large number of systems, some old, which were developed many years ago and operate on mainframe computers, others modern, developed and applies more recently and operating in open computerization environments.

The systems support decision-making processes by means of a data warehouse operated by the Company. The Company also operates a website which provides information about the Company's services and enables the display of information about the telephone bill, payment of the telephone bill and other services. There are also computerized office systems (e-mail, decision follow-up, etc.), and knowledge management systems.

The Company also develops and assimilates advanced computerization systems, among them a Customer Relations Management system (CRM), engineering network management systems, and service order and supply systems.

2.7.4      Real estate

A.	General

The Company's real estate assets are from two sources: assets transferred to the Company by the State in 1984 under the Asset Transfer Agreement (see Section 2.17.2A), and assets in which the rights were purchased or received by the Company after that date, including assets that it leases from third parties.

At the date of publication of this Periodic Report, the Company owns, leases or has right of lease in about 410 real estate properties all over the country. The total area in which the Company has full ownership rights or capitalized lease rights (including joint lease rights as described below) is 1,100,000 sq.m. of land on which the built-up area is about 300,000 sq.m. Six of these properties, with a total area of 7,000 sq.m. and 500 sq.m. built- up, are in Israeli towns in the Administered Territories (of the above total, about 390 properties  with an area of 1,000,000 sq.m. of land and 240,000 sq.m. built up, are for communications needs, while the rest are for administrative needs).

In addition, the Company has the right to receive a net area of about 70 dunam in Sakia (near Mesubim junction), for warehouses and offices. The Company is in advanced negotiations with the Israel lands Administration ("ILA") to obtain a contract for preparing plans for the area.

At the date of publication of this report, of the abovementioned properties, 40 are jointly owned with the Ministry of Communications and/or the Postal Authority (now Israel Postal Co. Ltd.). On June 30, 2004, an agreement was signed between the Company and the Postal Authority for defining and regulating the rights of the Company and of the Postal Authority in these properties (see Section 2.17.2C). The parties operate as required by the orders of the agreement, and inter alia, they separate joint debits and systems.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In addition to the 410 properties referred to above, the Company holds, at the date of publication of this report, about 60 properties in Israeli towns in the Administered Territories, covering a total area of 9,300 sq.m. of land and about 1,500 sq.m. built up (all for communications needs). There is no written regulation of the contractual rights for these properties, but in the Company's opinion this does not create material exposure.

The real estate assets are used by the Company for communications activities (exchanges, neighborhood rooms, broadcasting sites, etc.) and for other activities (offices, storage areas, etc.). Some of them are undeveloped or partially developed, and can be used for other purposes.

At the date of publication of this report, the Company leases about 290 properties from various landlords, in a total area of about 63,000 sq.m. (about 280 of these properties have a built-up area of 9,400 sq.m. and are for communications purposes, while the rest are for administrative uses).

The Company has an interest (transition rights, etc.) in other real estate (such as for the erection of offices and for laying cables) .Also at the Company's disposal are about 550 neighborhood rooms (for cables and installations used for neighborhood communications), in a total area of 8,310 sq.m. (all for communications purposes).for most of which there is no written regulation of rights with their owners (e.g. the Administration, settlement entities, the entrepreneurs of project in which the properties are located, and house committees).

B.	Registration

At the date of publication of this Periodic Report, the Company's rights in a considerable number of its real estate assets are not registered in the Lands Registry, and therefore they correspond to contractual rights. The Company is in the process of registering in its name those properties which can be registered in the Lands Registry.

C.	Real estate settlement agreement

On March 10, 2004, a settlement agreement between the Company and the Administration and the State ("the Settlement Agreement") was validated as a court decision. The Agreement concerns most of the real estate that was transferred to the Company in the asset transfer agreement signed prior to the start of the business operations of the Company. The Settlement Agreement states that the assets remaining in the Company's possession have the status of a capitalized lease and are subject to the execution of individual lease contacts (at the date of this report, such contracts have been signed for about 80 of the 215 properties for which they are required), the Company would be able to make any transaction in the properties and to enhance them. The Agreement sets out a mechanism for payment to the Administration for enhancement actions in the properties (if undertaken), beyond the rights according to plans approved by 1993 as set out in the Agreement, at the rate of 51% of the increase in value of the property following the enhancement (and less part of amounts paid for a betterment levy, if paid). The Settlement Agreement also states that 17 assets must be returned to the State, through the Administration, on various dates (up to 2010), and on the terms laid down in the Settlement Agreement.

At the date of publication of this Periodic Report, the Company has returned 15 assets to the ILA, Two others will be returned after the Company receives substitutes properties, as provided in the Settlement Agreement.

D.	Sale of real estate assets

Following a new review by the Company's Management concerning the sale of the Company's real estate assets, the Board of Directors approved further sales of assets which are not active and/or which can be relatively easily vacated without incurring significant expenses, in accordance with a list presented to it from time to time. The transition to the NGN allows the Company to increase the efficiency of the network and to sell some of the real estate assets that will be vacated as a result of the transition. During 2011, the Company sold 3911 such properties, in a total area of 35,000 sq.m. of land and 21,000 sq.m. built up, for a total sum of approximately NIS 136 million.

39	For most of the sale transactions, the property is handed over three years after the signing of the agreement.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

According to Company estimates, the sale of real estate assets that are not active and/or that can easily be vacated without incurring significant expenses and for which the Company has no use after they are vacated, including real-estate assets that may be vacated and will become redundant following the transition to the NGN network, insofar as such assets are sold, may generate capital gains for the Company which may, in aggregate over the coming years, reach significant amounts estimated at hundreds of millions of shekels (before tax). It should be emphasized that this estimate also relates to real estate assets where no concrete decision has yet been made to sell them, and there is no certainty regarding the timing of their sale (insofar as they are sold); the estimate is based on appraisals prepared for some of the assets, some of which are not final or current, as well as to internal estimates prepared by the Company (including with respect to assets that were not appraised at all); likewise, the sale of some of the assets may involve difficulties, including if there is no demand or there are various planning limitations, and at this stage the Company is unable to foresee what consideration will be received when any of these real estate assets are actually sold or when they will be sold.

In view of the foregoing, it should be emphasized that the Company's above-mentioned estimates are forward-looking information, as defined in the Securities Law. These estimates are based, inter alia, on the Company's estimates with respect to the value of the real estate assets that it owns regarding their carrying value, subject to the aforementioned regarding the fact that the Company has no appraisals for some of the assets, or the appraisals in the Company's possession are out of date and the valuations are therefore based on the Company's internal estimates; and regarding the Company's inability to predict the consideration that may actually be paid for any assets sold (if and when they are sold); and on the Company's estimates regarding the volume of the real estate assets that may be vacated and become obsolete in coming years, making it possible to sell them based on Company policy, subject to the aforementioned concerning the fact that no concrete decision has yet been made to sell the assets that were taken into account in estimating the above amount, the list of relevant assets may change from time to time and the timing of their sale (if a decision is made to sell them) is uncertain. Consequently, the Company's estimates concerning capital gains (in aggregate and before tax) that may be generated in coming years from the disposal of real estate assets as noted above, may not materialize or may materialize in a materially different way than foreseen, including should any of the Company's assumptions and estimates listed above in this clause fail to materialize or if they materialize only partially.

E.	Review of investment in real estate as an alternative to leasing

On July 13, 2011, the Board of Directors gave the Company permission to negotiate with Carasso Real Estate Group for the purchase of land on a 25-dunam plot defined as plot no. 3 under validated plan PT/1/2004 (block 6365, parcel numbers 106, 109 and 38, among others), in Petach Tikvah's Kiryat Aryeh industrial zone ("the Plot"). The estimated price of the Plot is NIS 125 million plus VAT. The parties are negotiating the transaction. The Plot is slated for the construction of offices and communications facilities to replace the existing offices that are currently rented for the Group's companies. Insofar as the parties complete the agreement, then construction and occupancy are scheduled for completion four years from the date of signing the agreement.. According to the Company's initial estimates, the entire project will cost NIS 700-800 million (including the price of the Plot as specified above and the relevant levies). This cost will be spread over the period of the project (about four years, as noted above) in line with the pace of progress in the construction work.

The Company's estimates regarding the project and its cost are forward-looking information, as defined in the Securities Law. These estimates are based, in part, on the purchase and construction costs, the state of the real-estate market, and the Company's plans at the date of making the decision. These estimates may not materialize or may materialize in a manner materially different from that forecast.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.8	Intangible assets

2.8.1      The Company's Domestic Carrier license

The Company operates under its Domestic Carrier license, which forms the basis for its activities in domestic fixed-line communications (for a description of the main points of the license, see Section 2.16.2).

2.8.2      Trademarks

The Company uses trademarks that characterize its services and products. At the date of publication of this Periodic Report, there are about 195 trademarks registered or in the process of being registered in the Company's name with the Registrar of Trademarks. The main trademarks of the Company are "Bezeq" – the name of the Company, and "B" – the Company's logo. The investment in advertising the trademarks is intended to raise the level of exposure and awareness of the public to the trademarks and to build differentiation and uniqueness for the Company, which will influence the customers' purchasing considerations and preference.

2.9	Human resources

2.9.1      Organizational structure and headcount

The chart shows the general organizational structure of the Company:

Chairman of the Board
CEO
Company Secretary
Management (without directors)] (37)
Company Auditor
Legal Advisor
Regulation
Spokesperson
CFO and Deputy CEO
Headquarters divisions (Including Deputy CFO) (763)
Private Division
Business Division
Engineering and Network Division
Human Resources Division
Operations and Logistics Division
Marketing Division
Economics & Budget Division
(3427)
(855)
(1994)

On September 4, 2007, the Board of Directors of the Company resolved, pursuant to Section 50(a) of the Companies Law and Sections 119 and 121.1 of the Company's Articles of Association, that the authority of the CEO in all matters relating to corporations held directly or indirectly by the Company (Pelephone, Bezeq International, DBS, Walla, Bezeq on Line and Bezeq Zahav Holdings), would transfer to the Board of Directors, and the Board adopted resolutions accordingly. As a result, on matters relating to the subsidiaries the Deputy CEO and CFO reports to the Board of Directors, while on the Company's activities as Domestic Carrier he reports to the CEO of the Company.

On March 16, 2011, Ron Guron was appointed Deputy CEO (in addition to his position as VP Marketing).

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Commencing March 14, 2012, the Engineering and Network Division was consolidated with the Technology and Information Division. The new division - Technology and Network - will be responsible for all the activity of the merged divisions.

2.9.2      Headcount by employment framework

Description of employment framework	Number of employees
	At December 31, 2011	At December 31, 2010
Senior managers excluded from application of the Company’s collective bargaining agreements. The terms of their employment are set in personal agreements.	63	63
Permanent employees employed under collective agreements (without new permanent employee)	3,073	2,847
Permanent employees employed under collective agreements (new permanent employee40)	-	437
Employees employed under personal agreements that are not part of the collective agreements.	684	666
Employees employed under individual agreements on the terms of the collective agreement ("Rank Rating Contracts").	8	44
Employees employed in accordance with the special collective agreement of December 2006, on an hourly basis ("Hourly Collective Agreement".	2,038	1,948
Employees employed under the special collective agreement of December 2006, on a monthly basis ("Monthly Collective Agreement").	1,350	1,071
Total	7,216	7,076

Note:

The Hourly Collective Agreement applies to every "former Generation 2000" worker (see Section 2.17.4D) and former temporary hourly agreement workers, as well as to new workers hired on hourly employment. The Monthly Collective Agreement applies to “former Generation 2000” workers who were hired in occupations for which employment is monthly in essence, former global salary contract workers, and monthly workers hired in monthly occupation.

For details about the special collective agreement of December 2006 and its amendment in December 2010, see Section 2.9.5.

2.9.3      Early retirement plans

On January 24, 2011, the Company's Board of Directors approved the early retirement of employees for 2011 (which includes the completion of the early retirement plan for 2010). In this plan, 260 employees will retire at a total cost that shall not exceed NIS 281.5 million, based on the terms of the special collective agreement from December 2006 and amended in December 2010. This plan was completed.

On December 4, 2011, the Company's Board of Directors approved the early retirement of 91 employees at a total cost of NIS 80 million. This retirement completes the early retirement plan for 2011 as well as early retirement on account of an option for employee retirement in 2012, based on the terms of the special collective agreement from December 2006 and amended in December 2010.

On this matter, see also Note 16 to the 2011 Financials.

2.9.4      Company investments in further study, training, employee certification and university studies

The Company conducts in-house training by company employees who are professional experts, at times with outside assistance, in all areas of its operations. The total number of workdays allocated to training activities for all employees in 2011 was 28,386 days,  which average out to about 3.1 days per employee. The training activities include professional certification in technology, sales, management, service and other areas.

40	Concerning new permanent employee, see section 2.9.5B.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The Company runs a service school that deals with the assimilation of service couture and values at customer service centers and the acquisition of knowledge and skills for providing a superior service. The Company also participates in funding university studies and courses at outside facilities.

Total Company investment in 2011 in the above activities was approximately NIS 3.2 million, which exceeds the cost of the employees' workdays for training and studies.

2.9.5      The nature of employee agreements in the Company

Labor relations in the Company are regulated in collective agreements between the Company and the representatives of Company employees and the New General Federation of Workers ("Histadrut"), and in personal agreements. Company employees are also subject to expansion orders to certain general collective agreements such as cost-of-living increment agreements.

A.	Special collective agreement of December 2006

In December 2006, a special collective agreement was signed between the Company, the employee union and the Histadrut, regulating the labor relations in the Company following the transfer of control in the Company from the State to Ap.Sb.Ar. Holdings Ltd., and determining a new organizational structure for the Company (see Section 2.9.1).

Under the agreement, all the agreements, arrangements and traditional behavior in the Company prior to execution of the agreement, including the mechanism for linkage of wages to the public sector, would continue to apply only to the veteran permanent employees of the Company to which the agreement would apply, subject to changes inserted specifically in the agreement. The hiring of existing and future temporary workers would be on the basis of monthly/hourly wage agreements based on a wage model according to occupation, with high managerial flexibility. The agreement sets out limitations on certain kinds of future organizational changes, and a mechanism of notification, negotiation and arbitration with the union in the event of organizational changes. The agreement also states that the Company can, at its discretion, terminate the employment of 245 permanent employees in each of the years 2009 – 2013.

Under the agreement, during the term of the agreement, two employee-directors will serve on the Board of Directors of the Company, who would be proposed by the union (subject to their election by the general meeting). The employee-directors are not entitled to payment for their service as directors, and will not participate in Board discussions of the terms of employment of senior employees.

B.	Amendment of the special collective agreement of December 2006

On December 19, 2010, an amendment was made to the collective agreement, dating it to December 31, 2015 (with an option for extension top December 31, 2017). The main points of the amendment are these:

1.
Extension of the retirement arrangements under the collective agreement to December 31, 2016. Under these retirement arrangements, the Company may, at its discretion, terminate the employment of up to 245 permanent employees in each of the years 2010 – 2016.41

2.
Definition of "New Permanent Employee", the terms of whose employment differ from those of a veteran permanent employee of the Company (under the collective agreement): his wage model is according to the Company's wage policy and market wages; at the end of his employment in the Company he is entitled to increased severance pay only (depending on the number of years of employment).

41	The Company may complete the retirement process also in 2017, if it is not completed in the above year

Chapter A (Description of Company Operations) of the Periodic Report for 2011

3.
Agreement of the union to a distribution that does not pass the profit test, of up to NIS 3 billion, with the approval of a court of law pursuant to Section 3093 of the Companies Law and subject to an allotment of options to employees as described below and subject to confirmation from the ratings companies S&P Maalot and Midroog that the rating of the Company's debt after the distribution will not fall below AA and Aa2 respectively (on the matter of the ilAA rating by S&P Maalot on February 6, 2011, see Section 2.13.6).42 On the matter of the request for approval of a distribution filed in court, see Section 1.4.3.

4.
The Company will grant to its employees free of charge, subject to the approval of the general meeting of the shareholders, 70,000,000 options exercisable for up to 70,000,000 ordinary shares of NIS 1 par value each (in a mechanism of exercise of stock appreciation rights), accounting for approximately 2.61% of the issued capital of the Company (before the allotment), at an exercise price of NIS 7.457, which will be adjusted for changes in the share capital and for distribution of a dividend. On the matter of allotment of these options, see Section 2.9.6C.

5.
The Company will pay its employees a one-time bonus for performance in 2010, amounting to approximately NIS 52 million, which will be paid in two equal installments in January 2011 and January 2012 wages. (The bonus paid.)

For details of other material agreements concerning labor relations, see Section 2.17.4.

2.9.6      Employee reward plans

A.	2007 stock options plan

The Company's employee stock options plan (which excludes senior management), in which 78,151,368 options were allotted free of charge on March 25, 2007,43 based on criteria laid down in the collective agreement December 5, 2006, exercisable for 78,151,368 shares of the Company, which accounted for about 3% of the Company's capital, at an exercise price (adjusted for all types of distribution and the like44) of 50% of the last closing price of the share prior to the date of allotment (NIS 3.201 per share).

The options were blocked for two years from the date of allotment, and can be exercised during the three years from the end of the blocking period (at March 6, 2012, 76,240,224 options from this plan had been exercised).

It is to be clarified that adjustment of the exercise price of the options to dividend distribution is for the gross dividend. The adjusted exercise price of the options is NIS 0 (it fell no further due to additional dividend distributions in view of the provisions of the outline and the plan).

On March 24, 2012, 5 years after the allotment date, this plan will come to an end and any options that were allotted in this plan and have not been exercised, will expire.

For additional details about the terms of the stock options plan, see the Company's Outline Offering of Securities published by the Company on February 22, 2007, which is cited by way of reference.

B.	Stock options plan for senior managers in the Group, November 2007

A stock options plan for managers and senior employees in the Company and/or in related companies for the allotment of up to 65,000,000 non-marketable options, exercisable for up to 65,000,000 shares of the Company, accounting for approximately 2.5% of the Company's issued share capital and approximately 2.37% at full dilution. The plan includes a mechanism for exercise of stock appreciation rights, so that the exerciser receives a number of shares reflecting the value of the benefit only, without actually paying an exercise price.

42
On the date of court approval for a distribution that does not pass the profit test, the union consented to the Company making the court-approved distribution of NIS 3 billion (the full amount of the distribution).

43	Of which approximately 59,000 options were allotted to two employee-directors on January 22, 2008.

44
On March 18, 2010, in view of the expected fall in the exercise price of the options to below the par value of the share (NIS 1) as a result of adjustment of the exercise price for the distribution of a dividend, the Board of Directors of the Company approved that the Company would convert to share capital, out of a premium on shares registered in the Company's books, a sum equal to the difference between the par value of the share and the exercise price of the options exercised under this plan, in a total not exceeding NIS 22,469,081. Conversion of the premium to share capital was recorded in the Company's books against the actual exercise of options at the time of exercise.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The options will vest in three equal annual portions. The vesting dates of each portion fall at the end of each of the first, second and third years from the date of the grant, respectively.

The exercise price of each option will be NIS 5.50, and will reflect a discount of about 16.8% on the closing price of the Company's shares on the Tel Aviv Stock Exchange on January 31, 2008, the date of approval by the general meeting. In accordance with the resolution of the Company's Board of Directors on June 26, 2008, the exercise price of each option allotted from that date onwards is equal to the average closing price of the Company's shares in the thirty days prior to the date of the Board's decision to allot the options.45

At March 13, 2012, 59,016,667 options exercisable for up to 59,016,667 shares had been offered in accordance with this stock options plan (net of options that had expired), including to the CEO of the Company and a former Chairman of the Board.

It is to be clarified that the exercise prices according to this plan are adjusted to certain changes in the share capital and to distribution of a dividend, where the adjustment to the dividend distribution is according to the gross dividend, provided that the exercise price after the adjustment is not less than the par value of the share. Given that the options in this plan were allotted in several allotments, the adjusted prices of the options at the time of the report range from NIS 1.62 to NIS 7.10, and the average adjusted exercise price (weighted) in respect of the options included in this plan is NIS 2.35.

For more information about the stock options plan, see the Outline Offering to Employees and material private placement published by the Company on December 25, 2007, and the Outline Offering to Employees published by the Company on March 3, 2008, May 27, 2009 and March 3, 2010, which are cited by way of reference.

C.	Employee stock options plan – 2010

On December 19, 2010, the Board of Directors of the Company approved an employee stock options plan (including to two employee-directors and excluding senior management), in which 70,000,000 options will be allotted, free of charge and exercisable for 70,000,000 ordinary shares of NIS 1 par value each (in a mechanism for exercise of stock appreciation rights), accounting for approximately 2.61% of the issued capital of the Company (before the allotment), at an exercise price of NIS 7.457, which will be adjusted for changes in the share capital and for distribution of dividends. The options will vest in three equal annual portions.46 The vesting dates of each portion will fall at the end of each of the first, second and third years from the date of the grant, respectively. The options will be exercisable commencing from the end of their blocking period (two years) and until the elapse of 5 years from the date of the grant (and in any case, no later than the date on which the plan expires – December 31, 2018).  The stock options plan was adopted following the Company's undertaking pursuant to the December 2010 amendment of the 2006 collective agreement (see Section 2.9.6). Allotment of the options (and the shares underlying them) was approved by the general meeting of the shareholders on January 11, 2011. At March 6, 2011, 67,963,584 options had been allotted, which are exercisable for 67,963,584 shares (net of options that expired).

It is to be clarified that the adjustment of the exercise prices in this plan to the dividend distribution is for the gross dividend, provided that the exercise price after the adjustment is not less than the par value of the share (NIS 1). The exercise price of the options close to the date of the report is NIS 6.29.

45	Excluding the allotment to the CEO of an investee company on September 25, 2008 on the original terms (exercise price of NIS 5.5 and adjusted for dividend distributions).

46
Except for a person who was a permanent employee of the Company on April 14, 2010 and took early retirement prior to the first allotment date under the plan, for whom all the options will vest immediately upon their allotment, and excluding a permanent employee who signs a retirement agreement and ends his employment in the Company, for whom the vesting period for unvested options will be expedited so that they will vest on the date of retirement of the permanent employee.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

For more information about this plan, see the Outline Offerings of Securities to Employees published by the Company on December 20, 2010 and on March 16, 2011, which are cited by way of reference.

D.	"Phantom" stock options plan for senior employees – 2010

On December 30, 2010, the Board of Directors of the Company adopted a "phantom" stock options plan under which 16,400,000 "phantom" options will be granted to senior managers in the Company and in the subsidiaries Pelephone and Bezeq International, which will be exercisable for a monetary bonus (and not for Company securities)in a sum equal to the difference between the average price per share in the 30 days prior to the date of the grant (subject to adjustments)and the closing price of the shares on the trading day before the date of the notice of exercise. The options will vest in three equal annual portions. The vesting dates of each portion will fall at the end of each of the first, second and third years from the date of the grant, respectively. The options can be exercised commencing from the end of the vesting period of each portion, until the elapse of five years from the date of grant.  All the options under this plan were allotted on January 1, 2011. At March 6, 2012, 16,100,000 phantom options had been allotted.

For more information about this plan, see the immediate report of the Company dated December 30, 2010, which is cited by way of reference.

On the matter of this Section 2.9.6, see also Note 26 to the 2011 Financials.

2.9.7      Officers and senior management in the Company

On the date of publication of this Periodic Report, the Company has 12 directors, of whom two are external directors, two are employee-directors (see Section 2.17.4F) and two are "independent" directors pursuant to Section 249B of the Companies Law. In addition, senior management has 12 members.47

Commencing January 1, 2011, Mr. Shaul Elovitz, the controlling shareholder (indirectly) in the Company serves as Chairman of the Board of Directors of the Company.

The two external directors and the two independent directors serving on the Board of Directors receive compensation in accordance with the Companies (Rules for compensation and expenses of an external director) Regulations, 2000. The other directors do not receive any compensation or other pay from the Company in respect of their service as directors (The two employee-directors receive a salary for their work in the Company and not for their service as directors).

The members of the senior management are employed under personal agreements which include, inter alia, pension coverage, payment of bonuses based on targets, and advance notice months before retirement. The Company also allots options for Company shares to the members of senior management, at its discretion (see Section 2.9.6).

2.10            Equipment and suppliers

2.10.1     Equipment

The main equipment used by the Company is exchanges, copper cables, optical cables, transmission equipment, data communication systems and equipment, servers, Internet modems and routers. The Company purchases most of the equipment needed for its communications infrastructure from Israeli companies affiliated with international communications equipment manufacturers. Hardware and software are purchased from a number of suppliers.

2.10.2    Percentage of purchases from main suppliers and form of agreement with them

With respect to Section 23 of the First Annex to the Securities (Details of a Prospectus and Draft Prospectus - Structure and Form) Regulations, 5729-1969, the Company considers a "main supplier" to be a supplier that accounts for more than 5% of the volume of the Company's annual purchases, or that accounts for more than 10% of the volume of all the Company's purchases in a particular operating segment.

During 2011, the Company had no suppliers from which the volume of purchases exceeded 5% of the Group's total annual purchasing, or suppliers from which the volume of purchases exceeded 10% of total purchasing in a particular segment of operation.

47	Not including the VP information Systems, who ceased to serve on March 14, 2012.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.10.3     Dependence on suppliers

Most of the equipment purchased for data communication, switching, transmission and radio systems is unique, and over its years of operation the possibility of obtaining support other than through the manufacturer, is limited.

In the opinion of the Company, in view of the importance of manufacturer support for certain systems used by the Company, it could become dependent, in the areas of public switching and metro transmission, on Alcatel Group, represented in Israel by Alcatel Telecom Israel Ltd., and which supplies the Company with transmission network equipment, in the area of public switching on Dialogic Networks (Israel) Ltd. which supplies the Company with migration exchanges for linking operators to the Company's switching network, in the area of public switching equipment on Comverse which supplies the Company with switching exchanges for end customers on the NGN network, in the area of access systems on the NGN of Nokia-Siemens Networks Israel Ltd. (on this - the Company was recently informed that Adtran (an American manufacturer) intends to acquire the access system operation), in the area of databases and Customer Relations Management (CRM) systems on Oracle, in the area of service supply systems on Anubex NV which supplies the Company with an open work environment allowing systems that have been converted from MF systems to work in an open environment, in the area of storage on EMC which supplies the Company with hardware solutions for back-up, recovery and archiving of systems and infrastructures, in the area of virtual infrastructure on vmware which supplies the Company with infrastructure for the entire virtualization of its servers, and in the area of transmission - on ECI which supplies the Company with systems for the transmission network for connecting the Company's network and business customers.

Agreements with suppliers on which the Company may be dependent, as noted in this section, generally include a warranty period for a certain period of time and conditions specified in the agreements, followed by another period of maintenance or support. Where necessary, the Company may enter into an agreement with the supplier for the supply of support and/or maintenance services for a further period. These agreements usually contain various forms of relief for the Company should the supplier breach the agreement. Such agreements with suppliers are usually long term.

2.11            Working capital

Inventory purchased by the Company is for the most part intended for investment in property, plant and equipment. The Company’s inventory policy strives to maintain an inventory sufficient for the Company’s needs for average consumption as determined from time to time, with flexibility in exceptional cases, depending on the nature of the consumption and price of the item. Orders from suppliers are made taking into consideration past demand and projections for the future.

The following table shows data on supplier and customer credit in 2011:

	Credit (NIS millions)	Average credit days
Customers*	827	56
Suppliers	162	29

* After elimination of doubtful debts.

2.12            Investments

For information on investments in affiliates, see Note 12 to the 2011 Financials, and see also Sections 3 and 4 in Chapter D of this Periodic Report.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.13            Finance

2.13.1    Average and effective interest rates on loans

At 31 December 2011, the Company is not financed by any short-term credit (less than one year). The table shows the distribution of the long-term loans (including current maturities):

Loan term	Source of finance	Amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2011
Long-term loans	Banks	2,400	Unlinked NIS	Variable, based on prime rate*	3.95%	3.99%	3.17%-4.95%
	Banks	1,800	Unlinked NIS	Fixed	5.76%	5.85%	5%-6.85%
	Non-bank	425	Unlinked NIS	Variable, based on annual STL rate**	3.85%	4.12%	4.08%-4.92%
	Non-bank	1,729	Unlinked NIS	Fixed	5.92%	6.38%	5.70%-6.65%
	Non-bank***	2,526	CPI-linked NIS	Fixed	4.61%	3.98%	3.70%-5.95%

*	Prime interest rate in March 2012 – 4%.
**	STL yield per year (213) – 2.445% (average last 5 trading days of February 2012 for the imminent interest period.
***	Not including Debentures (Series 5) held by a wholly-owned subsidiary.

It is noted that Company loans in the total amount of NIS 7.3 billion include a cross-default mechanism that under certain conditions allows immediate recall of the debt should a third party demand immediate repayment of Company debts towards it due to a breach of contract.

2.13.2    Limitations on borrowings

A.	Limitations included in the Company's loans

See Note 13 to the 2011 Financials. At the date of the financial statements and the date of publication of this Periodic Report, the Company is in compliance with all the limitations applicable to it.

B.	Bank of Israel restrictions on a single borrower and group of borrowers

Directives of the Supervisor of Banks include restrictions on liability of a single borrower and of a group of borrowers towards the banks. Concerning these directives, the Company could be seen as part of one "group of borrowers" with B Communications Group and its controlling shareholders. The directives of the Supervisor of Banks could from time to time affect the ability of banks to grant further credit to the Company.

2.13.3    Credit received during the reporting period

A.	Raising of bank/institutional debt from May 2011.

Between May 12, 2011 and May 18, 2011, the Company completed the raising of debt in the total amount of NIS 2 billion by means of loans from Israeli banks and from a financial institution (group). NIS 1.4 billion of this amount is long-term debt (with an average duration of 6.2 years) and NIS 600 million of this amount is short-term debt for a year. Some of debt was raised as part of the exercising of a letter of liability for the extension of long-term credit that the Company received from a bank on February 17, 2011 as mentioned in Section 2.13.7 in the 2010 Periodic Report, so that the scope of the undertaking according to the letter was reduced after the debt raising from NIS 1.5 billion to NIS 700 million.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In connection with this raising of debt, the Company made the following commitments towards each of the entities that had extended the credit (in this section – "the financing entities"):

1.      An undertaking not to create any other liens on its assets (negative lien) under the same conditions as those of the negative lien given in favor of the banks, and subject to exceptions defined therein (see Note 13 to the 2011 Financials).

2.      The financing documents include accepted grounds for recalling the credit, including violations, insolvency, liquidation procedures, receivership or the like, as well as the right to demand immediate repayment if a third-party lender demanded immediate repayment of the Company's debts towards it for an amount that is more than the defined amount.

3.      Regarding the long-term credit extended to the Company, the company undertook that should it make a commitment towards any lending entity ("additional lender") in connection with financial criteria, the financing entities may (under certain conditions) ask the Company to sign an identical undertaking towards them.

Subsequently, on August 2, 2011, the Company took a long-term loan in the amount of NIS 600 million (average duration - 5.3 years) from a bank, to replace the short-term loan of the same amount mentioned above. Upon taking this loan, the letter of undertaking to extend the aforementioned credit was cancelled.

On this matter, see Note 12 to the 2011 Financials.

B.	On July 3, 2011, the Company issued debentures (Series 6-8) based on a shelf offering report from June 29, 2011, which was published pursuant to a shelf prospectus, as follows:

(i) NIS 958,088,000 par value. Debentures (Series 6), bearing fixed annual interest of 3.70%, as defined in the issuance tender. The Debentures (principal) shall be repaid in 5 equal, annual installments, payable every year on December 1 from 2018 through 2022 (inclusive). The first interest payment will be made on December 1, 2011, and subsequently the interest will be paid twice a year on June 1 and December 1 every year from 2012 through 2016. The principal of the Debentures (Series 6) and their interest shall be linked to the CPI published in June 2011 in respect of May 2011.

(ii) NIS 424,955,000 par value. Debentures (Series 7), bearing variable interest at the short-term government loan ("STGL") yield per annum ("base interest"), plus a margin of 1.40% at the rate determined in the issuance tender. The Debentures (principal) shall be repaid in 5 equal, annual installments, payable every year on December 1 from 2018 through 2022 (inclusive). The first interest payment was made on September 1, 2011, and subsequently the interest will be paid four times a year on March 1, June 1, September 1, and December 1 2011 through 2022 (in 2011 – on September 1, and December 1, only). The Debentures (Series 7) are not linked to the CPI or to any currency.

(iii) NIS 1,329,363,000 par value. Debentures (Series 8), bearing fixed annual interest of 5.70%, as defined in the issuance tender. The debentures (principal) shall be repaid in 3 equal, annual installments, payable on June 1 every year from 2015 through 2017 (inclusive). The first interest payment will be made on December 1, 2011, and subsequently the interest will be paid twice a year on June 1 and December 1 every year from 2012 through 2016.  The last interest payment will be made on June 1, 2017. Debentures (Series 8) are not linked to the CPI or to any currency.

Total gross consideration received by the Company in respect of the Debentures (Series 6 – 8) which were allotted in accordance with the shelf offering report, was approximately NIS 2,712,406,000.48

48
In the issuance of these debentures, Eurocom Capital Underwriting Ltd. (a company indirectly controlled by Eurocom Communications Ltd., the indirect controlling shareholder in the Company), purchased 43,938,000 Debentures (Series 6), 18,885,000 Debentures (Series 7) and 48,849,000 Debentures (Series 8), and it later sold all these debentures.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In connection with these debentures as well, the Company made undertakings similar to those mentioned in Section A (sub-sections 1-3). For more information on this subject, see the Company's shelf offering report from June 29, 2011 and an announcement on the results of the issue according to the Company's shelf offering report from June 30, 2011, presented by way of reference. In this instance, see Note 12.4 to the 2011 Financials.

2.13.4    Credit received after December 31, 2011

The Company has taken no loans after December 31, 2011.

2.13.5    Company debentures

For details of Debentures Series 5 and Series 6-8 that were issued by the Company and are traded on the Stock Exchange, see Section 2.17.1 below. The Company also issued debentures in a private placement which were not listed for trading on the Stock Exchange, the balance of which in the Company's books at December 31, 2011, was approximately NIS 458 million.

2.13.6    Credit rating

The Company is rated by two rating agencies. Below are details of the rating of each of the agencies at the date of publication of this Periodic Report (including the latest updates):

Rating agency	Rating	Changes in rating	Type of credit rated
S&P Maalot	ilAA +
May 27, 2010 – Ratification of the Company's rating of ilAA+ (removal from CreditWatch with negative outlook due to notice of sale of core control in the Company). The rating outlook in this notice was stable.
December 22, 2010 – Transfer to CreditWatch with negative outlook due to the Company's notice on December 19, 2010 stating that it is considering a capital reduction of NIS 3 billion.
February 6, 2011 – Ratification of the Company's rating of ilAA+ (removal from CreditWatch) as above. The rating outlook is negative.
June 29, 2011 – Rating set at ilAA+49 for new Company debentures (Series 5-8) of up to NIS 3 billion.
The Company and Debentures Series 5 – 8
Midroog	Aa1
January 2, 2011 – Transfer of rating of Company debentures to Watch List with negative outlook, following the Company's notice of distribution of a dividend that does not pass the profit test, of NIS 3 billion in 2011-2013.
April 3, 2011 – Removal of above debentures from Watch List with rating un changed (Aa1), and setting negative forecast, following capital reduction outline and distribution of a dividend of NIS 3 billion as decided by the Company and approved by the District Court.
June 29, 2011 – Rating set at Aa1 with negative outlook for NIS 3 billion of Debentures (Series 6-8) that will be issued by the Company, and the same rating for Company debentures in circulation.
Debentures Series 5 – 8

2.13.7    Company assessment for raising financing and possible sources in 2012

During 2012, the Company expects to repay approximately NIS 970 million on account of loan principals and interest (including debentures). For details of expected repayments by Pelephone in 2012, see Section 3.15.6.

49	Company rating ilAA+/Negative Outlook.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The Company intends to raise debt during 2012 for the repayment of loans as described above, and for its current need, including for financing a distribution that does not pass the profit test (see Section 1.4.3).

The Company's financing options are to raise debt by means of new bank loans and/or by means of raising private or negotiable debt.

The Company's estimates concerning the volume of capital it expects to raise in 2012, are forward-looking information, as defined in the Securities Law. These estimates are based on the Company's forecasts regarding its financing requirements in 2012 and on its forecasts and estimates concerning its business expenses during the year. The actual amount of financing to be raised has not yet been defined, and in practice it may differ from the forecasts.

2.13.8    Charges and guarantees

For information about charges and guarantees of the Company, see Notes 13 and 19 to the 2011 Financials.

In connection with this raising of a total of NIS 2 billion of bank/institutional debt in May 2011, the Company made the following undertakings towards each of the entities that had extended the credit (in this section – "the financing entities") as detailed in Section 2.13.3A.

2.14            Taxation

For information on the subject of taxation, including the amended tax rates and their possible effect, see Note 8 to the 2011 Financials.

2.15            Environmental risks and their management

2.15.1    General

Some of the Company's facilities, such as broadcasting facilities and wireless communications facilities, are sources of electromagnetic radiation which are included in the definition of "Sources of Radiation" in the Non-Ionizing Radiation Law.

2.15.2    Non-Ionizing Radiation Law

The law regulates the handling of Sources of Radiation, their erection, operation and supervision. The law provides, inter alia, that the erection and operation of a Source of Radiation and the provision of a radiation measurement service require a permit; sets penal provisions and severe strict liability of a company, employees and officers; imposes recording and reporting obligations on a permit-holder, and grants supervisory powers mainly to the Supervisor of Non-ionizing Radiation at the Ministry for Protection of the Environment ("the Supervisor"), including for the matter of the terms of the permit, cancellation of the permit and removal of a Source of Radiation.

The Company obtained operating permits from the Supervisor for the communication facilities and broadcasting sites it operates.

It is noted that the Commissioner may require building permits as a condition for the continued validity of the operating permits for communications facilities (including broadcasting facilities) he granted, as well as the fulfillment of additional conditions, inter alia, concerning wireless access installations which have category approval granted to the Company by the Supervisor. See also Section 2.16.10.

The law includes a punitive chapter which prescribes, inter alia, that the erection or operation of a source of radiation in contravention of any of the permit conditions and the erection or operation of a source of radiation without a permit, after receiving a written warning from the Supervisor, is a strict liability criminal offense.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.15.3    Permits

On the permits for broadcasting facilities required under the Planning and Construction Law, see Section 2.16.10.

2.15.4    Claims

On claims in the matter of ostensible radiation from the Hillel broadcasting station, see Section 2.18.2. It is noted that the Company's third party liability insurance does not currently cover damages in respect of electromagnetic radiation.

2.15.5    Company policy for radiation risk management

The Company applies a work procedure for the erection, operation and measurement of sources of non-ionizing radiation, and an appropriate compliance procedure that was approved by its Board of Directors. The Company has assigned an officer to oversee implementation of the compliance procedure. Periodic reports on the status of Sources of Radiation are submitted to the CEO and to the Board of Directors.

2.16            Restrictions and control of the Company's operations

The Company is subject to systems of laws that regulate and limit its business activities. The main body overseeing the Company's activities as a communications company is the Ministry of Communications.

2.16.1     Control of Company tariffs

Arrangements in Sections 15 to 17 of the Communications Law and the terms of the Company's license, apply to the Company's tariffs.

A.
Tariffs fixed in regulations - The tariffs for the Company’s controlled services (telephony and others) which are fixed in regulations promulgated by power of the aforementioned Section 15, were updated in accordance with a linkage formula less an efficiency factor consisting of linkage to the CPI plus an efficiency factor, as provided in the regulations, so that on average, the Company's controlled tariffs erode in real terms.

The Competition Policy Documents (see Section 1.7.3) state that as long as the Group's market share is higher than 60%, tariff control will continue in a format of fixing binding tariffs. In view of the recommendations of the Hayek Commission for reviewing and revising the structure of the Company's tariffs, if adopted, there may be changes in the mechanism for fixing and updating the tariffs. On the Hayek Committee's recommendations dated October 4, 2011, see Section 1.7.3.

B.
Alternative payment packages – Under Section 15A of the Communications Law, if tariffs are fixed for the services controlled under the aforementioned Section 15, the Minister may, with the consent of the Minister of Finance, approve the request made by the licensee for an alternative payment package for a service package. The approval mechanism was simplified in December 2010 as part of the Arrangements Law, so that the Company can offer an alternative payment package after the period defined in the law unless the Minister of Communications or the Minister of Finance announces his objection. The Competition Policy Documents (see Section 1.7.3) state that an alternative payment package will be approved only of it is worthwhile for 30% or more of consumers subscribers who consume the services offered in the package, and the smaller the market share of the Group in fixed-line telephony, the higher the maximum discount rate permitted in an alternative payment package can be.50 On February 9, 2012, the Ministry of Communications informed the Company of its objection to an alternative payment package that had been submitted for its approval, on the grounds that it does not comply with the conditions stipulated in the Gronau Commission's Report and with reference to the NDSL prices. The Company submitted its position negating the objections and their validity, and demonstrated that the package meets the conditions stipulated in the Gronau report.

50	A maximum discount rate of 25% when the Group's market share is between 75% and 85%, and 40% when the market share is between 60% and75%.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

C.
Duty to set reasonable tariffs for services – Under Section 17 of the Communications Law, “a license-holder can demand reasonable payment for a telecommunications service for which payment is not fixed in Section 15." For these of its services, the Company sets the tariffs.

The control of the Company's tariffs has a number of implications: once every few years, the Company's controlled tariffs are reviewed by a public committee, and the Company is exposed to material changes in its tariff structure and tariff levels. The review mechanism for the controlled tariffs, as defined in the regulations, results in a real average erosion of the tariffs over the years. Control of the tariffs creates or could create difficulties for the Company in providing an appropriate and competitive response to changes in the market and in offers of competitive prices at short notice. Furthermore, the restrictions on granting discounts on tariffs limit the Company in participation in certain tenders.

2.16.2    The Company's Domestic Carrier license

The Company operates, inter alia, under the Domestic Carrier license.51 The main topics covered in the license are these:

A.	Scope of license, the services the Company must provide, and the duty of universal service

To provide its services to all on equal terms for each type of service, irrespective of the location or unique cost. The license is unlimited in time; the Minister may modify or cancel the license or make it contingent; the license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment.

B.	Principles of structural separation

For a general description of the structural separation applicable to the Company, see Section 1.7.2. The Company employs various means or compliance with these principles among its employees, including training sessions and periodic refresher courses on the relevant procedures.

In 2009, the Ministry of Communications notified the Company that it was considering imposing a monetary sanction on the Company in the amount of NIS 15,000,000, in respect of alleged violation of the provisions of the license relating to structural separation, due to the ostensible transfer of commercial information about Company customers to subsidiaries. Soon after the date of the notice, the Company submitted its detailed response to the notice, stating that it has not violated the provisions of the license and the imposition of a monetary sanction was unjustified.

C.	Tariffs

The Company provides a service or package of services for which no tariff is set under Section 15 of the Communications Law, at a reasonable price and offers them to all, without discrimination and at a uniform tariff. See also Section 2.16.1.

On July 3, 2011, the Company received a letter from the Director General of the Ministry of Communications concerning the price of broadband internet access services – prices for subscribers and marketers. In the letter, the Ministry of Communications contends that the Company's conduct regarding the prices offered for broadband internet access deviates from the provisions of its general license and applied practice and the Company must correct this deviation from its license.

Further to the Ministry of Communications' request, the Company informed the ministry, without admitting to the contents of the letter, that it would revise the price of internet access infrastructure for new subscribers to its joint service bundles (through the Company and through ISPs) as well as for new subscribers who purchase infrastructure services separately.

Pursuant to the Communications Announcement (Bezeq and broadcasts) (Calculation for Bezeq payments and linkage thereof), 2011, the Company's tariffs were revised commencing June 1, 2011, based on the revision formula prescribed in the Communications Regulations (Bezeq and Broadcasts) (Calculation and linkage of payments for Bezeq services) (Amendment), 2007, so that the fixed monthly payment for a telephone line and for a basic service integrated digital network rose by 2.66% and the other services provided by the Company that are prescribed in the regulations (including the interconnect fees regulations) were reduced by 0.65%.

51	A copy of the Domestic Carrier license appears on the Ministry of Communications website atwww.moc.gov.il.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

D.	Marketing joint service bundles

On amendment of the Domestic Carrier license in a way that enables the Company to request to market joint service bundles subject to limitations, and a draft amendment to the licenses of the Group concerning the marketing of joint bundles to the business sector, see Section 1.7.2B.

E.	Operations of Company networks and service standards

The Company is required to maintain and operate the network and provide its services at all times, including at times of emergency, in an orderly and proper manner commensurate with the technical requirements and the nature of the service, and to work towards improving its services. The license includes an appendix, “Service Standards for the Subscriber”, which is to be amended after the Company provides the Ministry with data. The Company submitted to the Ministry its proposal for amendment of the appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment has not yet been made.

F.	Interconnect and use

Provisions are stated for the duty of interconnect to another public switching network and the option of use by another license-holder; a duty to provide infrastructure services to another license-holder on reasonable and equal terms is also provided, as well as refraining from preferring a license-holder that is a company with an interest.

G.	Security arrangements

Provisions have been made for operation of the Company's network in times of emergency. The Company is required to set up and operate its network in a way that prevents its collapse in an emergency and enables a reduction of activity in certain sectors.

The Company is required to provide telecommunications services and set up and maintain the terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the security forces. Furthermore, the Company provides special services to the security forces. The Company will take action to ensure that each purchase and installation of hardware in its telecommunications installations, except for terminal equipment, will be made in full compliance with instructions given to the Company according to Section 13 of the Communications Law, the amendment of which was split off from the Arrangements Bill, the main point of which was the imposition of financing certain operations according to the requirements of the security forces on the license holder. The Company submitted its position, which opposes the proposed amendment, to the Knesset Foreign Affairs and Security Committee.

The Company is required to appoint a security officer and to comply fully with the security instructions contained in the appendix to the license.

H.	Supervision and reporting

Extensive reporting duties are imposed on the Company, such as filing the reports specified in the license and information and reports on-demand on various matters. In addition, the Director General at the Ministry of Communications is granted the authority to enter facilities and offices used by the Company and to seize documents.

I.	Miscellaneous

1.
The Domestic Carrier license includes limitations on the acquisition, maintaining and transfer of means of control pursuant to the Communications Order (see Section 2.16.3), as well as on cross-ownership, which are mainly a ban on cross-holding by entities in which those with an interest in a another material Domestic Carrier52 as noted in the license, and limitations on a cross-holding by entities with Domestic Carrier licenses or general licenses in the same segment of operation.

52	A Domestic Carrier with a market share of 25% or more.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.
The Company is required to prepare the text of the agreement it plans to offer to subscribers, and to submit it to the Director General upon his demand. The Director General has the authority to instruct that changes be made. The Company is in an ongoing process of preparing such an agreement.

3.
The Company is required to submit to the Director General a bank guarantee for securing fulfillment of the terms of the license and for indemnifying the State for any loss it incurs due to their violation, in a sum equal to USD 10 million. The Company provided such a guarantee. The Minister may render the guarantee or part of it forfeit on terms set out in the license.

4.	The Director General at the Ministry of Communications is authorized to impose a monetary sanction for violation of any of the terms of the license (on this matter, see also Section 1.7.3F).

5.
During a calendar year, the Company may invest up to 25% of its annual income in activities not intended for providing its services (the incomes of the subsidiaries are not considered Company income for this purpose). The Minister of Communications is authorized to permit deviation from that percentage.

On the Hayek Commission's recommendations dated October 4, 2011, see Section 1.7.3.

2.16.3    The Communications Order

The Company was declared a provider of telecommunications services under the Communications Order. By power of that declaration, the Company is required to provide certain types of services and may not cease them or narrow them. Among these services are basic telephone service, infrastructure service, transmission service and data communication service including interconnect, and other services listed in the schedule to the Order.

The main provisions of the Communications Order are these:

a.
Limitations on the transfer and acquisition of means of control in a company, which include a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Prime Minister and the Minister of Communications ("the Ministers").

b.
Transfer or acquisition of control in a company requires the approval of the Ministers ("Control Permit"). The Control Permit will lay down the minimum holding percentage in each of the means of control in the company by the holder of the Control Permit,53 where a transfer of shares or an issuance of shares by a company, as a result of which the percentage of the holding of the Control Permit holder will fall below the minimum percentage, is prohibited without the prior approval of the Ministers, subject to permitted exceptions (among them – an issuance to the public under a prospectus, or sale or private placement to institutional investors).

c.
Holdings not approved as aforesaid will be considered "exceptional holdings", and the Order states that exercise of a right by power of exceptional holdings will not be valid. The Order also contains provisions authorizing the Ministers and the company to apply to the courts with an application for the enforced sale of exceptional holdings.

d.	A duty to report to the Ministers upon demand is imposed on the Company, on any information on matters relating to provision of an essential service.

e.
75% of the members of the Board of Directors of the Company must be Israeli citizens and residents who have security clearance and security compatibility as determined by the General Security Service. The Chairman of the Board, the external directors, the CEO, the Deputy CEO and other office-holders in the Company as listed in the Order, must be Israeli citizens and residents and have security clearance appropriate to their functions.

53
As noted in Section 1.3.1, at the date of publication of this Periodic Report the minimum rate of holding in the Control Permit of B Communications Group is 30%. For the matter of a tןme-restricted approval for falling below the Minimum Percentage to 29% due to exercise of options, see Footnote 8.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

f.
"Israeliness" requirements are laid down for the controlling shareholder in the Company: for an individual – he is an Israeli Entity (as defined in the Order); for a corporation – it is incorporated in Israel, the center of its business is in Israel, and an Israeli Entity holds at least 19% of the means of control in it.

g.
The approval of the Ministers is required for granting rights in certain assets of the Company (switches, cable network, transmission network and data bases and banks). In addition, grant of rights in means of control in subsidiaries of the Company, including allotment of more than 25% of the shares in the subsidiary, requires the approval of the Ministers.

h.	Provisions are laid down for the matter of protection of computerized systems and the purchasing of hardware and software.

i .
Certain actions of the Company require the approval of the Minister of Communications, among them voluntary liquidation, a settlement or arrangement between the Company and its creditors, a change or reorganization of the structure of the Company, a merger and split of the Company.

2.16.4    Royalties

For details about the duty to pay royalties applicable to license-holders pursuant to the Communications Law and about the rise in the percentage of royalties applicable to the Company, see Section1.7.3B.

The Company's royalties’ expense in respect of 2011 is approximately NIS 56 million, compared with NIS 31 million in 2010. The royalties rate for 2011 was 1.75% of taxable income (as defined in the regulations), compared with 1% in 2010.

2.16.5    Authority with respect to real estate

Pursuant to the provisions of Section 4(F) of the Communications Law, the Minister of Communications granted the Company certain powers in connection with real estate, as set out in Chapter Six of the Law.

The law distinguishes between land owned by the State, the Development Authority, the Jewish National Fund, a local authority or a corporation lawfully established and owned by one of them, and a road ("Public Land"), and other land ("Private Land"). With regard to Public Land, the Company and any person authorized by it, can enter and perform work there, provided that approval for deployment of the network has been granted by the local Planning and Construction Committee in the manner prescribed in the law. In most cases, the occupier must be given 21 days' notice and the latter may appeal to the Court.

Under the provisions of the Telecommunications (Installation, operation and maintenance) Regulations, 1985, if the Company is of the opinion that providing a telecommunications service to an applicant requires the installation of a telecommunications device for transmission or switching on the applicant's premises (or in shared premises or common property), the Company is permitted to request that the applicant, as a prerequisite for providing the requested service, allocate a suitable place on the premises for installation of the device, for the sole use of the Company, and it may use the device to provide service to other applicants also.

Deployment of a network on Private Land requires the consent of the landowner, the lessee in perpetuity or the protected tenant, as the case may be. In a condominium, the consent of a majority of the apartment owners is required. Nevertheless, the law contains provisions concerning deployment of a network in a condominium at the request of an apartment-owner, even in the absence of the consent of the majority of the apartment-owners, and grants authority to the "house committee" and the Supervisor of Condominiums.

In September 2010 the Planning and Construction (Application for a permit and its terms and fees) Regulations, 2010, came into force, which impose on the applicant for a permit to erect a residential building, a duty to install infrastructures for telephone, radio, television and Internet services so that the customer can choose whichever provider it prefers. In commercial buildings, if preparations for communications are installed, an underground infrastructure must be laid. At the same time, the Company's license was amended (as were the licenses of HOT Telecom and DBS) so that if the Company uses the internal wiring for providing its services, it is obliged to provide maintenance services for that wiring in apartments where it was requested by the permit applicant, without this granting it any proprietary rights in the internal wiring.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.16.6    Immunities and exceptions to liability

The Minister of Communications granted the Company certain immunities from liability for from damages listed in Chapter Nine of the Communications Law, in accordance with his authority to grant immunity to a general license-holder.

In addition, Section 13 of the law contains exceptions to criminal and civil liability for an act done in fulfillment of a directive to provide services to the security forces in that section.

2.16.7    Regulations and rules under the Communications Law

At the date of publication of this Periodic Report, regulations in three additional and important areas apply to the Company: (1) cessation, delay or limitation of telecommunications actions and services; (2) installation, operation and maintenance; (3) ways of overseeing the actions of the license-holder. In addition to these, the Company, with the approval of the Minister, has set rules for the matter of its services to subscribers.

2.16.8    Antitrust laws

A.	The Antitrust Commissioner (in this section – "the Commissioner") declared the Company a monopoly in the following areas:

1.	Basic telephone services, provision of communications infrastructure services, and transfer and transmission of broadcasting services to the public.54
2.	Provision of high-speed access services through the access network to the subscriber.55
3.	Provision of high-speed access services for ISPs through a central public telecommunications network.

The Commissioner's declaration of the Company as a monopoly constitutes prima facie evidence of its content in any legal proceeding, including criminal proceedings. Accordingly, a plaintiff – a person or consumer organization – seeking to sue the Company, whether in a personal civil action or in a class action, is excused from proving the fact that the Company is a monopoly, to the extent this proof is relevant its claim, in reliance on the Commissioner's declaration, and the Company will bear the burden of proof of refuting the Commissioner's declaration in this regard.

B.
The Company has adopted an internal compliance procedure containing internal rules, guidelines and an internal reporting and control array, the purpose of which is to ensure that the activities of the Company and its employees are carried out in accordance with the provisions of the Antitrust Law.

C.
In its decision on August 20, 2009, the Supreme Court allowed the appeal of the Antitrust Commissioner against the decision of the Antitrust Tribunal in February that year, which allowed the merger of the Company with DBS, and decided not to allow the merger, See Section 1.1.2.

D.	On March 31, 2010, a merger of B Communications and the Company was approved, following the acquisition of core control in the Company by B Communications (see Section 1.3.1).

E.
As part of the approval of the merger of the Company and Pelephone on August 26, 2004, restrictive terms were imposed, mainly prohibiting discrimination in favor of Pelephone in the supply of a product in which the Company is a monopoly, prohibiting the bundling of the supply of certain products by either of the companies when purchasing products or services from the other, and limitations on certain joint activities. On October 10, 2010, these terms were amended, removing some of those relating to joint marketing.

54	Declaration on July 30, 1995.

55	On November 10, 2004, the Commissioner split the declaration of December 11, 2000 on Internet access infrastructure into two separate declarations (Declarations 2 and 3).

Chapter A (Description of Company Operations) of the Periodic Report for 2011

F.
On September 12, 2010, the merger of Walla and the Company was approved following the Company's acquisition of Walla shares, on terms that restrict discrimination in favor of Walla vis-à-vis its competitors.

G.
On October 11, 2011, the Antitrust Authority informed the Company that the Commissioner was considering issuing a ruling in accordance with his powers under Section 43(A)(5) of the Antitrust Law, that the Company had abused its position in contravention of the provisions of Section 29A of the Antitrust Law. The notice stated that the Commissioner is considering stipulating that:

1.	The Company refused to supply transmission services used to provide domestic carrier telephony and internet services to Cellcom Israel Ltd. ("Cellcom") and Partner Communications Ltd. ("Partner");

2.	The Company's refusal is based on its position that it is not obligated and has no interest in supplying these services to its competitors;

3.	The Company sells these transmission services to other customers and also sells transmission services to provide mobile radio telephone (MRT) services to Cellcom and Partner.

4.	By refusing to sell these services, the Company abuses its status in contravention of the provisions of Section 29A of the Law.

The Commissioner's notice further states that before making his decision, the Company is given the opportunity to present its case in writing. It should be noted that as described in Section 2.6.3, commencing October 2010, the Company also supplies infrastructure and transmission services to competing telecommunications operators.

On June 30, 2011, the Antitrust Authority asked the Company for information as part of its review of the Company's conduct on the supply of services (on this matter, see also Section 2.16.2).

2.16.9    The Telegraph Ordinance

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies as part of its infrastructure. The set-up and operation of a system that uses radio frequencies is subject, under the Telegraph Ordinance, to grant of a license, and the use of radio frequencies is subject to the designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for the designation and allocation of frequencies.

The Government deals with the shortage of radio frequencies for public use in Israel (among other reasons, due to the allocation of a large number of frequencies for security purposes), by limiting the number of licenses granted for the use of frequencies on the one hand, and increasing the fees payable for allocation of frequencies, on the other. The Company and the Ministry of Communications have a number of differences of opinion concerning fees which the Company contends it is not required to pay and therefore has not paid them. Following a clarification with the Ministry regarding these disputes, most have been settled. The main sum remaining in dispute relates to fees in the Administered Territories, and at December 31, 2011 amounted to approximately NIS 74 million.

On September 1, 2010, the State authorities filed a claim in this matter in the Jerusalem District Court. See Section 2.18.6.

2.16.10  Setting up communications facilities

A.	General

The National Outline Plan for communications, NOP 36 (within the Green Line) and NOP 56 (in the Administered Territories), were designed to regulate the deployment and manner of set-up of communications facilities in a way that would ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards and minimizing the damage to the environment and the landscape, and also to simplify and increase the efficiency of the processes involved in setting up the facilities.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The classification of the facilities according to their technical variables and physical dimensions, which affect the determination of safety ranges for protection against the effects of radiation and the extent to which they protrude on the landscape, determine which facilities will be included in Part A of the Plan and which in Part B of the Plan.

The Company has erected and is erecting broadcasting facilities and wireless communication facilities, mainly for providing services to area which are not connected to the fixed-line communications infrastructure (remote areas or new towns), and for providing the broadcasting services for the Company's customers.

B.	NOP 36A

1.	Part A of NOP 36 deals with guidelines for erecting small and miniature broadcasting installations.

2.
The Company has obtained building permits for most of the small broadcasting installations in accordance with NOP 36A. From time to time, a need arises to add broadcasting installations which require that building permits be obtained in accordance with NOP 36A.

3.
Given the exemption granted under the orders of the Planning and Construction Law and of the Communications Law, the Company believes that it is not obliged to obtain building permits for miniature broadcasting installations, which are “wireless access facilities” under those laws.

There are a number of initiatives to cancel this exemption, and its cancellation could have materially adverse implications, including difficulty in providing universal service as required by the provisions of the Company's license, and which the Company is unable to assess at this stage.

For possible implications of cancellation of the exemption for Pelephone – see Section 3.18.4.

4.
In January 2008, the Planning Administration issued a draft amendment to NOP 36A (NOP 36/A/1), with the aim of changing the guidelines for the licensing of small and miniature broadcasting installations. The draft cancels the definition of a miniature broadcasting installation and changes the definition of a small broadcasting installation. In addition, different licensing tracks are defined (fast and standard), depending on the location and the public safety range of each installation. In these tracks, indemnification arrangements (of differing amounts) are set for claims for compensation under Section 197 of the Planning and Construction Law.

The change of definition of small broadcasting installations and large broadcasting installations, presents practical difficulties which could impede the Company's ability to provide the public with some of the services it is required by law to provide.

NOP 36/A/1 has not yet been approved by the government, and there is no certainty as to the final text that will be approved. If changes are made in the final text compared with the present draft, they could materially affect the Company.

C.	NOP 36B

Part B of NOP 36 contains guidelines for setting up large broadcasting facilities. In the January 2008 draft plan (which was presented to the government for approval in August 2010), the definition of a large broadcasting facility was changed so that the licensing of broadcasting facilities which prior to the proposed amendment were classified as large, would be according to NOP 36/A/1 (if and when approved), which does not include transition provisions for an abridged licensing proceeding. The change in definition for small and large broadcasting facilities presents practical difficulties which could impede the Company's ability to provide the public with the services it is required by law to provide.

The January 2008 draft contains a transition provision which is expected to allow grant of a license for existing broadcasting installations even if they do not meet the requirements of NOP 36B, subject to certain terms and restrictions, provided that they are in compliance with the safety restrictions described in the Plan. The January 2008 draft also proposes to include a provision requiring the license applicant (including for existing sites) to provide the local committee with a deed of indemnity for compensation under Section 197 of the Planning and Construction Law, if a court rules against the committee.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

NOP 36B has not yet been approved by the government and there is no certainty as to the final text that will be approved. If changes are made in the final text compared with the present draft, they could materially affect the Company.

The Companies assessments concerning the effect of the amendments to NOP 36 (Parts A and B) on the Group's operations and performance are forward-looking information. These assessments may not materialize, or they may materialize differently than foreseen, in part depending on the final text of the relevant NOP 36. As mentioned above, at this stage, before publication of the final text of the NOP, the Company is unable to estimate the full impact of the amendments on the Group.

D.	On radiation permits for communications and broadcasting facilities, see Section 2.15.

E.	NOP 56 – Communications facilities in the Administered Territories

NOP 56 came into force in June 2008, and regulates the manner of erection and licensing of communications facilities in the Administered Territories. The Plan contains transition provisions for facilities erected with a permit for small installations.

The Plan also includes a requirement for production of a communications license and receipt of the consent of the Commissioner of Government Property at the Civil Administration.

The Company has started the licensing process for installations and has deposited 42 files for existing installations that meet the terms of the transition period, and is attending to the licensing of another 41 installations in the Administered Territories.

2.17	Substantial agreements

Below is a brief description of substantial agreement outside the normal course of the Company's business which were signed in the reporting period and/or which are in force.

2.17.1   Agreements concerning debentures

A.	Deed of trust for Debentures (Series 5), dated May 24, 2004

A deed of trust signed with the Mizrahi-Tefahot Trust Company Ltd. ("Mizrahi-Tefahot) for a series of 600,000,000 debentures of NIS 1 par value each, repayable in six equal annual installments on June 1 of each of the years 2011 to 2016, at 5.3% annual interest, linked (principal and interest) to the CPI for April 2004. The debentures were issued by the Company, prior to the Prospectus, to institutional investors and to Bezeq Zahav Holdings, and were listed for trading in accordance with the Prospectus.

An addendum to the deed of trust for the debentures in this series relates to the issue of an additional 1,500,000,000 debentures by the Company to Bezeq Zahav Holdings on the same terms and listed for trading on the Stock Exchange (subject to lock-up restrictions).

On March 30, 2005, a further addendum to this deed of trust was signed in respect of the issue of NIS 286,967,000 par value of debentures from the same series.

On June 16, 2011, the Company received notice from Mizrahi-Tefahot that its tenure as the trustee for the Company's debentures (Series 5) had expired, in accordance with the provisions of Sections 35E(2) and 35N(a)(3) of the Securities Law, 5728-1968, due to a possible conflict of interests, in view of credit given to the Company and/or its controlling shareholder by Mizrahi-Tefahot Bank Ltd, which is the trust company's parent. The Company is therefore working to appoint another trustee to replace Mizrahi-Tefahot, and on January 30, 2012 a general meeting of the Series 5 debenture holders approved the appointment of Hermetic Trust Services (1975) Ltd. as trustee for the debentures, replacing Mizrahi-Tefahot and also approved an amendment of the deed of trust accordingly (an application for the court's approval was filed on February 12, 2012). Until another trustee is appointed, Mizrahi-Tefahot continues to serve as trustee.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

B.	Deed of trust for Debentures (Series 6) from May 31, 2011 and an amendment to the deed from June 21, 2011

A deed of trust signed with Reznik Paz Nevo Trust Ltd. for a series of up to 3,000,000,000 debentures to be issued according to a shelf prospectus.

C.	Deed of trust for Debentures (Series 7) from May 31, 2011 and an amendment to the deed from June 21, 2011

A deed of trust signed with Reznik Paz Nevo Trust Ltd. for a series of up to 3,000,000,000 debentures to be issued according to a shelf prospectus.

D.	Deed of trust for Debentures (Series 8) from June 21, 2011

A deed of trust signed with Strauss Lazar Trust Company (1992) Ltd. for a series of up to 3,000,000,000 debentures to be issued according to a shelf prospectus.

For further details concerning the debentures from the aforementioned series, including details about the issue of debentures from these series according to a shelf prospectus from June 29, 2011, see Section 2.13.3.

2.17.2    Real estate

A.	Asset transfer agreement between the Company and the State, January 31, 1984

An agreement between the State and the Company, under which the Company was granted the State's rights in assets which the Ministry of Communications used for providing telecommunication services, and the Company assumes the rights of the State in those assets and for the obligations and liabilities relating to those rights immediately prior to implementation of the agreement. Moreover, under this agreement, the State's rights, powers, obligations and duties, as well as the contracts and transactions that were in force for telecommunications services immediately prior to application of the agreement, were transferred to the Company.

B.	Settlement agreement dated May 15, 2003 between the Company and the State and Israel Lands Administration, in the matter of rights relating to real estate

See Section 2.7.4C.

C.	Agreement between the Company and the Postal Authority, June 30, 2004

An agreement between the Company and the Postal Authority to define and regulate the rights of the Company and the Postal Authority in their joint assets. The agreement listed the joint assets and defined the part of each party in them. It was determined that each of the parties shall have exclusive rights in its parts, except for the matter of rights in common property, building rights or rights for which there is an explicit other determination. The agreement determines, among other things, a mechanism of right of refusal if a party wishes to make a sale transaction and a priority right for a rental transaction. For a number of additional properties, the party with exclusive rights in them, in whole, will be one named party.

2.17.3    Sundry agreements with DBS and its other shareholders

See Section 5.18.4.

2.17.4    Employment agreements

A.
A comprehensive pension agreement dated September 21, 1989, between the Company, the Histadrut and the joint representation of workers committees, and Makefet Fund – Center for Pension and Compensation Cooperative Association Ltd, provides a full and autonomous arrangement in everything relating to the pension insurance of Company employees. The agreement applies to all transferred employees (who were transferred from the Ministry of Communications to the Company), to all of the members of the cumulative pension fund who are employed by the Company on the date of execution of the pension agreement, and to all of the permanent and temporary employees of the Company, with the exception of special employee groups (students, employees under personal contracts or employees working according to another, alternative arrangement).

Chapter A (Description of Company Operations) of the Periodic Report for 2011

B.
Special collective agreement for early retirement dated November 23, 1997, as amended and extended on September 4, 2000, March 18, 2004, April 17, 2005 and June 28, 2005, between the Company, the Histadrut and the Union

A collective agreement for early retirement of employees in a pension track and an increased compensation track, under which Company employees retired in the past and which was renewed in December 2006. Sub-section F below is based, inter alia, on this agreement. For information on this matter and on the matter of early retirement, see Note 16 to the 2011 Financials,

C.	Agreement to affirm rights dated September 4, 2000 between the Company, the Histadrut and the Union

A special collective agreement relating, inter alia, to affirmation of the rights of the transferred employees (who were transferred from the Ministry of Communications to the Company). This agreement affirms the rights of the transferred employees to any pension right to which they were entitled by power of their being former civil servants, under the Company’s pension agreement, adopted by the Company as part of its pension agreement. Under this agreement, these rights become "personal rights" which cannot be cancelled except by a waiver of personal rights under law (in other words, by personal waiver by the employee himself or herself).

D.	Generation 2000 agreement dated January 11, 2001 between the Company, the Histadrut and the Union

Following an amendment in July 2000 to the Hiring of Workers by Human Resource Contractors (Amendment) Law, 2000, a special collective bargaining agreement was signed on January 11, 2001 for hiring new employees and stipulating the terms of their salaries. The agreement applies to new employees and to employees who were previously employed at the Company through human resource companies, in positions listed in the appendix to the agreement (customer service representatives at call centers, administrative workers, typists, warehouse employees, secretaries, mail sorters and distributors etc., and similar administrative workers such as porters, drivers, forklift operators and others). Under the special collective agreement of December 2006, it was agreed that the Generation 2000 agreement would not apply to such employees who were hired by the Company after July 1, 2006. It was also agreed to insert minor amendments into the terms of employment of workers hired under the Generation 2000 agreement.

E.	Agreement dated April 17, 2005 with the entity that replaced Makefet Fund in everything relating to early retirement arrangements of Company employees

On April 17, 2005 a special collective agreement was signed between the Company, the Union and the Histadrut, concerning an arrangement with a replacement for the Makefet Fund for all matters relating to early retirement arrangements for Company employees.

Subsequently, on June 28, 2005, an agreement was signed between Harel Insurance Company Ltd. ("Harel") and the Company ("the June 2005 Agreement"), regulating pension payments in respect of early retirement and provisions for old-age and survivor pensions, stemming from legislative amendments which were part of the Israeli Economy Recovery Program Law, for employees who retired from the Company from the end of 2003 / beginning of 2004 and/or who will retire from the Company in accordance with the September 2000 special collective agreement for retirement as amended on March 18, 2004 and April 17, 2005. Following execution of the agreement with Harel, the special collective agreement referred to above between the Company, the Union and the Histadrut, was amended on the same date (June 28, 2005).

On February 14, 2008, Harel and the Company signed an amendment to the June 2005 Agreement, the main points of which were: (1) the June 2005 Agreement would also apply to Company employees who resign from their employment at the Company before December 31, 2013 in the early pension track, in accordance with an option granted to the Company in the special collective agreement of December 5, 2006, if and to the extent that the Company chooses to exercise that option; (2) reduction of the consideration paid by the Company to Harel for every retiree insured under the June 2005 Agreement for whom a policy has not been issued by Harel on the date of execution of the amendment to the June 2005 Agreement.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

On this matter, see Note 17 to the 2010 Financials.

F.	Special collective agreement from December 2006 and its amendment in December 2010

See Section 2.9.5.

2.17.5    Management agreement

On June 10, 2010, the general meeting of the shareholders of the Company approved (after approval by the Audit Committee and the Board of Directors), a new agreement with Eurocom Communications Ltd., under which the Company is granted regular management and advisory services in consideration of USD 1.2 million per year. The term of the agreement is three years commencing June 1, 2010. For more details about this agreement, see the transaction report and notice of convening a special general meeting of the Company, dated June 1, 2010, which is cited by way of reference.

2.18	Legal proceedings

General – The Company's reporting policy is based on considerations of quality and of amount. The Company decided that the bar of amount materiality would be events affecting net profit by 5% or more of the Company's ongoing operations according to the latest annual consolidated financial statements. Accordingly, this section describes legal proceedings involving NIS 130 million or more,56 which account for approximately 5% of net profit according to the 2011 Financials, and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which on its face does not reach the above amount bar (and all unless the Company believes the claim has other aspects and/or implications beyond its monetary amount).

Proceedings which are pending at the date of publication of this report

2.18.1	A number of claims are pending against the Company which concern recognition of various wage components for determining various payments to the Company's employees, as follows:

A.
In February 2002, a notice of a party to a collective dispute ("the Party Notice") was filed in the Jerusalem District Labor Court by the Histadrut in the name of all Company employees. The applicant alleged that payments for grossing up of tax, the administrative on-call duty component and clothing allowances which were and are paid to Company employees, are regular pay which form part of the determining salary of each employee, including for the matter of calculation of payments in respect of retirement, redemption of holiday pay, bonuses, acclimatization payments, percentage increments and hourly pay value, and that various payments and provisions should be made for them, including for pension purposes. The Attorney General joined the claim. In April 2006, the court gave its decision, denying all parts of the Party Notice. An appeal was filed against the decision, in which it was alleged that the decision is procedurally void, and the hearing was returned, with the consent of the parties and the Attorney General who had joined the claim, to the District Labor Court. Subsequently, the Party Notice was struck out in view of the fact that the plaintiffs' position on the need to file a new party notice was not filed in time. It was agreed that a new party notice would be filed, and that the question of the limitation date would be decided when the party notice was being heard. On February 10, 2010 a party notice was filed, which relates only to the on-call fee component. Under the party notice the Court is requested to determine that the on-call fee component be included in the hour value for calculating overtime pay and for calculating redemption of annual vacation pay.

56
For reviewing claim amounts vis-à-vis this bar, the amounts were linked to the CPI. The amounted noted in this section are the original amounts (without linkage differentials). On the matter of the bar, where similar proceedings take place against a number of companies in the Group, the amount of the claim might be reviewed cumulatively in respect of all the proceedings together. In addition, it is clarified that if certain proceedings relate largely to the same legal or factual issues, or it is known that such issues are reviewed or considered together, then for setting the bar of quantitative materiality as noted in these sections, the amount involved was examined in all those proceedings together.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

B.
In October 2011 a former employee of the Company filed a claim against the Company at the Tel Aviv Regional Labor Court that includes an application for its certification as a class action. The main purpose of the claim is a request to refund wage differences stemming, according to the claimant, from a failure to include two wage supplements, on-call fees and premium, that he alleges should have been included in the hourly rate when calculating overtime and the redemption of vacation days. The claimant applied for certification of the action as a class action in the amount of NIS 150 million in the name of some of the Company's employees and pensioners.

C.
A number of additional individual claims are pending against the Company, filed by employees and former employees, concerning recognition of various wage components relevant for determining various payments, and claims for overtime and other components.

D.
Concerning the termination of an additional components claim filed by 2423 Company pensioners (and which was consolidated with another claim filed by 85 pensioners on the same subject), see Section 2.18.16.

2.18.2
Four claims filed in 2003 and 2005 by various plaintiffs are pending against the Company, Israel Broadcasting Corporation and the State of Israel, for compensation in respect of bodily injury and property damage caused, according to the plaintiffs, by prohibited radiation from the Hillel broadcasting station. Three of the claims are for bodily injury and are being heard in the Central District Court (the amount of the first claim is "more than NIS 15 million", the second does not provide an amount, and the third – NIS 46 million). The plaintiffs in these three claims filed an application to consolidate the hearings. The Court instructed that the proceedings be halted, and reopened if necessary only after the plaintiffs comply with the Court's decision in the matter of filing documents and affidavits. The fourth claim is being heard in the Tel Aviv District Court and is for alleged property damage and money. The amount of the original claim was approximately NIS 141 million, but due to non-payment of the court fee by some of the plaintiffs and denial of their application for exemption from the fee, some of the plaintiffs were struck from the claim so that its current amount is approximately NIS 23 million.

It is noted that on December 31, 2003, the Company ceased all broadcasts from the Hillel station, as demanded by the State and the Broadcasting Authority. And since that date the site has not been used as a broadcasting station.

2.18.3
In November 2006 a claim was filed in the Tel Aviv District Court against the Company, together with an application for its certification as a class action, in the amount of approximately NIS 189 million, alleging unlawful collection of money in cases of disconnection due to non-payment. In addition, following the opposition of the Company to broadening the claim, the plaintiff filed an additional claim in the Central District Court in February 2011, with an application for its certification as a class action, for approximately NIS 44 million, in the matter of rebate of payment for "associated services" in respect of the period in which the line was disconnected.

2.18.4
In November 2006, a claim and application for certification as a class action were filed in the Tel Aviv District Court against the Company, Pelephone, HOT, Cellcom and Partner, in the amount of NIS 158 million. The plaintiffs allege that when completing a call made from a cellular line to a fixed line, if the call is disconnected by the fixed line call recipient (and not by the cellular line call initiator), the Company and HOT delay sending the disconnection signal for about 60 seconds, and as a result, they incur a loss which is reflected in airtime costs and interconnect fees. In a procedural arrangement reached between the parties, it was decided that the claim would be heard against the Company and HOT, while the claim against Pelephone, Partner and Cellcom would be heard as part of a similar claim filed against them in August 2006 for NIS 100 million. On October 28, 2010 the Court denied the application, On December 16, 2010 the plaintiffs filed an appeal against the decision in the Supreme Court. See also Section 3.21.1A.

2.18.5
In July 2010, a claim and application for its certification as a class action were filed in the Central District Court against the Company, alleging that the Company offers its customers to subscribe to call tracks for a fixed monthly payment from which customers for whom the track is not worthwhile incur a loss, and that the Company deceives them. The plaintiff is claiming restitution of the difference between the amount paid by the customers in the monthly track and the amount that they should have paid in the regular track, which he estimates at "tens of millions of shekels". The plaintiff is also claiming compensation of NIS 1,500 per customer for alleged invasion of privacy.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.18.6
In September 2010 a claim was filed against the Company in the Jerusalem District Court by the Ministry of Communications, the IDF Commander in the Administered Territories and the Civil Administration in the Administered Territories, in the matter of payment of fees of approximately NIS 74 million for erecting and operating microwave trunks in the Administered Territories. See also Section 2.16.9.

2.18.7
In January 2011, the following four claims together with applications for their certification as class actions were filed against the Company, concerning a malfunction in the Company's network on January 25, 2011: (1) a claim estimated at NIS 104 million in the Nazareth District Court; (2) a claim estimated at NIS 135 million in the Central District Court; (3) a claim estimated at NIS 84 million in the Haifa District Court, and (4) a claim estimated at NIS 217 million in the Tel Aviv District Court. Subsequently, all four claims were transferred to the Tel Aviv District Court and on November 27, 2011, the court decided to consolidate the hearing of the last two applications (nos. 3 and 4 above) and to delete the first two applications (nos. 1 and 2 above).

According to the plaintiffs in these claims, Company customers were disconnected from the Company's services and were unable to make proper use of their telephone lines, as a result of which they allegedly suffered various losses.

2.18.8
On November 10, 2011, one of the shareholders of the Company who allegedly holds 1,162 Company shares ("the Applicant"),57 filed an application in the Economics department of the Tel Aviv District Court, for approval to file a derivative action ("the Application"), and a derivative action attached as an integral part of the Application. As part of the Application, the Court was asked to approve the submittal of a derivative action in the amount of NIS 900 million against the Company's incumbent directors and against a former director. The Application argues, inter alia, that the Board members were in breach of their duty of caution and fiduciary obligations towards the Company (and with respect to the controlling shareholder, his duty of fairness as well) by approving loans worth billions of shekels taken by the Company, which as alleged in the Application, were not used for the Company's benefit and were designated for the distribution of dividends for the purpose of reducing the financing costs of the Company's controlling shareholder, and were therefore in a conflict of interests between their own personal benefit and that of the Company. Consequently, as argued by the Plaintiff, the Company suffered losses in the form of heavy financing expenses in respect of those loans. Alternatively, the Plaintiff alleges that the resolutions passed by the Board of Directors with respect to the aforementioned loans, created a tax exposure for the Company due to the fact that the financing expenses are not recognized for tax purposes. On January 26, 2012, the Company and the Board of Directors submitted their response to the Application, requesting a dismissal of the Application. It should be noted that on December 29, 2011, the Academic Center of Law and Business in Ramat Gan submitted an application to join the procedure that was opposed by the Company and the Board of Directors although no ruling has yet been handed down on this matter.

2.18.9
In 2003 the Company filed a claim in the Tel Aviv District labor Court against the Makefet Fund for compensation in respect of breach of agreement between the Company and Makefet in the matter of calculation of the cost of early retirement of employees who were transferred to the Company from the Ministry of Communications. The amount claimed by the Company was NIS 280 million. On this matter, see also Note 16.8 to the 2011 Financials,

57
It is noted that before filing the Application, in September 2011, two letters were sent by Company shareholders to the Chairman of the Board of the Company, alleging that the Company should institute legal proceedings against Company officers in connection with loans that the Company took, which were used (so it is alleged) for distributing dividends to the shareholders of the Company and due to which the Company incurred losses and costs. On October 11, 2011 the Board discussed these letters and resolved to reject them after concluding that there is neither justification nor cause to institute legal proceedings as requested. The Application was filed by one of the letter-writers.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.18.10
On the matter of an application for approval of a distribution that does not pass the profit test, which was filed in the Tel Aviv District Court (Economic Department) on January 26, 2011, see Section 1.4.3

2.18.11
In October 2011, an action was filed at the Tel Aviv District Court, together with an application for its certification as a class action, alleging that the Company unlawfully broadcasts its own advertising on the Music on Hold (MOH) (music played to callers while the dial-up to a Company's subscriber is under way) about subscribing to the service. The plaintiffs estimate the total amount of the claim for all members of the group at NIS 199.5 million, and it comprises a request to refund the service fees to subscribers for the service as well as a request for compensation in respect of prohibited advertising (for callers to subscribe to the service), and all from the date on which the Company commenced this service.

2.18.12
In February 2012, an action was filed at the Jerusalem District Court, together with an application for its certification as a class action, against the Company, against the subsidiary Pelephone Communications Ltd. ("Pelephone"), and against two other cellular companies (all together: "the Respondents"). The plaintiffs allege that the Respondents do not offer the handicapped members of the public accessible handsets and services in a fitting manner, and that they are therefore in breach of the law and the regulations. The plaintiffs applied to certify the claim as a class action in the name of a group of handicapped persons and they are petitioning for a mandamus to instruct the Respondents to rectify the alleged deficiencies and to allow accessible service for handicapped people. Likewise, the plaintiffs are claiming monetary compensation of NIS 361 million against all the Respondents for the losses they allege (monetary loss, non-monetary loss, and infringement of autonomy). In this matter, see also Section 3.21.1K.

Legal proceedings which ended in the reporting period or by the date of publication of the report

2.18.13
In October 2008, one of the shareholders of DBS filed an arbitration claim against the Company and another shareholder of DBS, alleging damages it sustained purportedly due to the conduct of the Company and the other shareholder of DBS with respect to management of DBS and the use of DBS to promote objectives that are alien to the shareholders agreement. The plaintiff is petitioning to cancel the agreement, for restitution and compensation. The amount of the claim is NIS 160 million.

On July 5, 2011, further to the signing of an agreement for the sale of the plaintiff's holdings in DBS, the parties signed an agreed statement for the arbitrator concerning a settlement of the case, in which the claim will be dismissed and the plaintiff makes a final waiver of all her claims. The settlement was approved in an arbitration ruling on August 2, 2011.

2.18.14
In July 2010, the Company received a claim together with an application for its certification as a class action which had been filed against it in the Tel Aviv District Court. The plaintiff alleges that due to a malfunction of telephone lines (which was not repaired by the Company for 34 hours), the Company's subscribers were unable to make calls to HOT Telecom telephony subscribers. According to the plaintiff, the Company therefore caused its subscribers various wrongs in respect of which the plaintiff demands compensation in the amount of NIS 100 per subscriber. The plaintiff estimates the total amount of the claim at NIS 250 million. The plaintiff requested that his claim be certified as a class action in the name of the Company's subscribers. It should be noted that in 2006, an application was submitted to approve a class action for the same event in the name of HOT Telecom subscribers. The claim was settled with a compromise in 2009.

On April 13, 2011, the court approved the plaintiff's abandonment of the motion.

2.18.15
In September 2000, a claim was filed against the Company in the Jerusalem District Labor Court by 2,423 pensioners of the Company who had been employees of the Ministry of Communications and were reassigned to the Company when it was established. The plaintiffs petitioned for declaratory relief to the effect that grossed up tax payments, clothing supplements and wage incentives are ordinary wages which should be considered part of their effective wage for pension purposes and for the purpose of payments given upon retirement, and should therefore be included in the hourly calculation and when calculating percentage supplements. The plaintiffs also petitioned for declaratory relief to the effect that their last effective wage for pension should be calculated based on their last wage (and not based on the average ranking). Subsequently, the claim was amended so that all the relief relating to the plaintiff's pension rights was deleted from the statement of claim. The plaintiffs also reduced their claim to the wage incentive component and retracted their claim to the grossed up tax and clothing components. In January 2007, another claim was filed in the Jerusalem District Labor Court by 85 pensioners who had been transferred to the Company from the Ministry of Communications, claiming declaratory relief to the effect that payment of grossed up tax, clothing and wage incentives should be included in the effective wage with respect to rights under the Work Hours and Rest Law and the Annual Vacation Law. This claim was consolidated with the above-mentioned claim. On December 16, 2008, the court dismissed the claim and determined that the premium paid to the plaintiffs is a real contingent supplement and that the premium component should not be included in the hourly value for the purpose of calculating compensation for overtime or when redeeming annual vacation which is paid as part of post-employment benefits.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

On March 3, 2009, an appeal was filed in the National Labor Court. The appeal was dismissed on December 21, 2011.

2.18.16
In September 2010, a claim was filed against the Company in the Tel Aviv District Court together with an application for its certification as a class action. The claim alleges that the Company acted in contravention of the Consumer Protection Law in that it avoided providing its customers with a written document that includes the details required under the Consumer Protection Law when changing or adding to an agreement as part of an on-going transaction. The plaintiff petitioned for mandamus and declaratory relief to order the Company to comply with the provisions of the law, and for monetary relief (financial and non-financial) from October 10, 2008 up to the date of submitting the claim, in the amount of NIS 98 million. It should be noted that in October 2010, similar claims were filed (by plaintiffs represented by the same attorney) against Pelephone, Bezeq International and DBS. On this matter, see Sections 3.21.2F, 4.20.4 and 5.20.2B.

On September 20. 2011, the plaintiff filed an agreed application for abandonment in the court, and on November 22, 2011 the application was approved.

2.19	Business Objectives and Strategy

2.19.1    Forward-looking information

The following review of Company strategy includes forward-looking information as defined in the Securities Law, and involves assessments about future developments relating to customer behavior and needs, the pace of adoption of new services, technological changes, regulatory policy, marketing strategies of competitors, and the effectiveness of the marketing strategy of the Company.

The Company's strategy and the business objectives stemming from it are based on internal research, secondary sources of information, and primarily – the reports of research companies, publications about the activities undertaken by similar communications operators in Israel and around the world, and the work of consultants who assist the Company.

Nevertheless, it is far from certain that the strategy and the main activities described here will actually be implemented or implemented in the way described. The circumstances that could lead to non-implementation of the strategy or even its failure, lie in frequent technological changes, regulatory constraints, the formation of a sustainable business model for new services that the Company intends to provide, and a superior marketing strategy by competitors. In addition, a change in ownership of the Company could result in a change in its strategy and its business objectives.

2.19.2    The strategy in brief, and intentions for the future

A.	Vision and purpose

The Company's objective is to be a market leader in the domestic and business arena and to provide the customer with a total communications solution. In the private sector the Company provides such solutions for the home; in the business sector the Company provides a smart network on which a range of advanced services operate.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The objective: growth of revenues in the Internet, data and new services, while retaining the telephony customer base and steady improvement in expenses and customer service.

To attain this goal, the Company has set itself a number of challenges:

1.	preservation of leader status in an environment of intensifying competition (leader in service and strengthening of perceived values – innovative products, reliability, proximity to the customer);

2.	moderation of the decrease in revenues from core services by encouraging the recruitment of new customers and fidelity motivators among existing customers;

3.	creation of new sources of income by launching new services and products;

4.	adaptation of the organization to the competitive environment and operational excellence.

B.	Means

To implement this strategy and attain these objectives, the Company uses and will continue to use the following means:

1.	Business customers

Diverse bundles of products and services that meets the business needs of the customer;

Total solution according to customer needs, while applying a strategy of commitment to service quality and availability;

Encouragement of customer to migrate from basic services to managed solutions for organizational and inter-organizational connectedness;

2.	Private customers

Wider bandwidth of customers and sale of advanced products and services on the new NGN;

Supply of differential debit tracks to suit customer needs;

Strengthening the positioning of the Company's telephony services, with emphasis on advanced applications and the penetration of advanced terminal handsets.

3.	Network

In order to attain its strategic objectives, the Company is working on improving the existing network and adapting it to its business goals, including by the deployment of optical fibers and by investing in the heart of the network. See also Sections 2.6.5 and 2.7.2, on the NGN.

2.19.3    Development trends in the company's business

A.
The Company is working to increase data transfer speeds in the services it provides for its customers, and its marketing initiatives aim to transfer customers to faster Internet surfing speeds. For its business customers, the Company is also launching transmission and data communication services at high speeds and in a range of interfaces.

B.
The Company is working to integrate itself into Internet protocol (IP) applications. To achieve this, it has established an IP network company to serve as a platform for the services it provides today and those it intends to provide in the future.

C.	The Company markets fixed-line and wireless home network services for surfing from a number of computers simultaneously.

D.	The Company has launched a range of debit tracks for telephony services alongside its basic tariff structure, so as to increase the extent of use of its services.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

E.	The Company markets bundles that include additional services to those of the Company (see Section 1.7.2).

2.19.4    Main projects – planned and in progress

The Company's main projects today include deployment of the new NGN as approved by the Board of Directors, and expansion of the capacity of the Company's networks so as to provide its business customers with transmission and data communications services at high speeds.

The Company is also developing and assimilating advanced computer systems, among them a Customer Relationship Management system (CRM), a network engineering management system, and a service order and delivery management system.

2.20	Expectations for development in the coming year

As noted in Section 2.7.2, the Company foresees that by the end of 2012, the NGN will be deployed in about 99% of the country.

With regard to a possible investment in the purchase of land and the construction of offices and communications facilities for the Group companies, instead of the current premises that are leased, see Section 2.7.4E.

The Company's assessments are forward-looking information as defined in the Securities Law, and are based, inter alia, on the Company's work plans, the pace of deployment of the NGN in the past, and on its assessment of the benefit in investment in real estate, as mentioned. This assessment might not be realized, or realized in a materially different way than foreseen, in circumstances of changes in the market situation in Israel and in demand for the Company's services, material changes in the pace of progress in the project, and changes in the real estate market in Israel.

2.21	Risk factors

The Israeli market in which the Company operates is essentially stable. Nevertheless, there are risk factors stemming from the macroeconomic environment, from the unique characteristics of the industry in which the Company operators, and risk factors that are unique to the Company, as described in the following sub-sections:

2.21.1        Competition

Competition in domestic fixed-line communications has intensified in the past few years, both from other domestic operators and from cellular and other communications operators (see Section 2.6).

This has led to the churn of some of the Company's customers and lead to a rise in the costs of acquiring new customers and retaining existing ones, and to Company prices being lowered and its margins falling.

The entities competing with the Company at present or those that might compete with it in the future, benefit from greater business flexibility than the Company, including the ability to cooperate with subsidiaries and affiliates for marketing joint packages of services (see Section 1.7.2). The ability of HOT to offer such packages ("Triple Play" and even more) with tariff flexibility compared with the limitations that prevent the Company from doing the same, harms the Company's ability to compete.

2.21.2   Government control and regulation

The Company is subject to government control and regulation relating, among other things, to the licensing of operations, setting permitted areas of operation, setting tariffs, operation, competition, payment of royalties, providing universal service, holding its shares, relations between the Company and its subsidiaries and a ban on ceasing or limiting its services (which could oblige the Company to provide services even in circumstances which are not economically worthwhile) – for details, see Section 2.16. This control and regulation result at times in government intervention that the Company believes impedes its business activities. Within this framework the Company is exposed to the imposition of various sanctions by the Ministry of Communications, including financial sanctions (see Section 1.7.3F). For details about steps taken by the Ministry of Communications against the Company for ostensible violation of its Domestic Carrier license, see Section 2.16.2B.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In addition, the Minister of Communications has the authority to change the Company's license. Significant changes in the regulatory principles applicable to communications as a whole and to the Company in particular, could oblige the Company to make changes in its strategic plans, and harm its ability to plan its business activities for the long term. On possible changes following the Hayek Commission, see Section 1.7.3.

2.21.3    Tariff control

The Company’s tariffs for its main services are subject to government control and intervention. Some of these tariffs are fixed in regulations, which also set a formula for updating them (see Section 2.16.1). The practical significance of this mechanism is on average real erosion of the Company's controlled tariffs. Significant changes in controlled tariffs could have a materially adverse effect on the Company's business and results. On the Hayek Commission and its agenda to review the Company's tariff structure and on the uncertainty about continuing the updating arrangement for the Company's controlled tariffs – see Sections 1.7.3 and 2.16.1. Furthermore, the limitations applicable to the Company in marketing alternative tariff packages could create difficulties for the Company in offering an appropriate competitive response to changes in the market.

2.21.4    Labor relations

The Company's implementation of human resources and organization plans (including retirement plans and restructuring), involves coordination with the workers and significant costs, including compensation for early retirement. The processes of implementation of such plans are liable to cause unrest in labor relations and to be damaging to the Company regular activities – see also Sections 2.9.3 and 2.17.4.

2.21.5    Restrictions on relations between the Company and companies in the Bezeq Group

The Company's general license obliges it to ensure that its relations with its main investees in the Group do not result in preferring them over their competitors. Separation is required between the managements of the Company and those companies, as is separation between the financial and marketing systems, assets and employees, which causes high administration overheads. In addition, the Company is limited in its ability to offer joint service bundles with those companies (see Section  1.7.2). In view of the entry of communication companies into direct competition with the Company in most of its areas of operation based on the provision of a bundle of services to the customer, whether directly or through cooperative ventures and forming "communications groups", the risk that this factor will affect the Company’s operations has increased. Nonetheless, on the matter of the possibility that in the future the Group will be granted a permit to provide non-divisible bundles of services, see Section 1.7.3A. On possible changes following the Hayek Commission, see Section 1.7.3.

2.21.6    Legal proceedings

The Company is a party to legal proceedings, including class actions, which could result in it being ordered to pay significant sums, most of which cannot be estimated, and therefore, no provisions have been made in the Company’s financial statements and in those of companies in the Group for most of them. In addition, the Company's insurance policies are confined to cover limits and to certain causes, and might not cover claims for certain types of damages sustained by its customers.

Class actions against large commercial companies have become more numerous of late, notably since the Class Actions Law came into force and expanded the causes for which a class action can be filed. Class actions can reach large amounts, as virtually all residents of the country are consumers of the Company’s services, and a claim that relates to a minor loss for a single consumer can become a material claim for the Company if it is certified as a class action applicable to all consumers or a significant portion of them. In addition, since the Company provides communications infrastructures as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve the Company as a party to such proceedings. For a description of the legal proceedings, see Section 2.18.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.21.7    Exposure to changes in currency exchange rates, inflation and interest

The Company measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. The Company's exposure to changes in currency exchange rates against the shekel is low. The Company's exposure to inflation rates is high, and therefore the Company takes steps to cover part of the inflation exposure. In addition, the Company has exposure to changes in the interest rates in relation to its borrowings.

2.21.8    Electromagnetic radiation and licensing of broadcasting facilities

The subject of the electromagnetic radiation emitted from broadcast facilities is regulated mainly in the Non-Ionizing Radiation Law (see Sections 2.15 and 2.16). The Company is working to obtain permits to set up and operate its various broadcasting installations; however, the difficulties it faces in this area, including difficulties stemming from the change in policy by relevant entities and amendments to statutes and standards, could impact adversely on the infrastructure of these installations and on the regularity of provision of services using them, and as a result, on the Company's revenues from these services. The Company's third-party liability policy does not currently cover liability for electromagnetic radiation.

2.21.9    Frequent technological changes

Communications is a field characterized by frequent technological changes and a shortening of the economic life of new technologies – see Section 2.1.5. The significance of these trends creates a need to invest numerous resources in technology upgrades, especially the Company's infrastructures, a lowering of entry barriers for new competitors, an increase in depreciation rates, and in certain cases, redundancy of technologies and networks owned by the Company, the cost of investment in which is still recorded on its balance sheets.

2.21.10  Dependence on macro-factors and on levels of business activity in the economy

Stability in the financial market and the strength of economies in countries around the world, have recently been subjected to high volatility. Over the last three years, there have been signs of economic stability in Israel and return to patterns of growth of output, consumption and business activity. The Company estimates that if the local market slides once again – following external or internal events – into a slow-down and a worsening of business activity, then its business results will be harmed, inter alia, as consequence of poorer revenues (including revenues from affiliates) and the difficulty in selling its real estate assets or due to an increase in the Group's finance costs.

2.21.11  Failure in the Company's systems

The Company provides services using various infrastructure systems that include, among others, exchanges, transmission, data communication and access systems, cables, computerized systems and others. Some of the Company's systems have backups, but nevertheless, damage to some or all of these systems, whether due to a technical fault or natural disaster (earthquake, catastrophe, fire), could cause extreme difficulties in providing service, including if the Company is unable to repair the systems.

It is noted that a significant part of the Company's activities (consolidated) are in its subsidiaries / affiliates. The risk factors of these companies and the assessments of their managements as to the risk factors, are described in Sections 3.24, 4.22 and 5.22.

The table below rates the effects of the risk factors described above on the Company's activities, in the estimation of its management. It is noted that this assessment of the extent of the impact of a risk factor reflects its extent assuming it is realized, and does not assess or give weight to the likelihood of its realization. The order in which the risk factors appear above and below is not necessarily according to the rate of risk.

Table of risk factors58

Extent of risk factor's impact on Company activities
	Major impact	Medium impact	Minor impact
Macro-risks
Exposure to changes in exchange, inflation and interest rates			X
Industry risks
Intensifying competition	X
Government control and regulation	X
Tariff control	X
Electromagnetic radiation / Licensing of broadcasting facilities		X
Frequent technological changes		X
Risks unique t the Company
Exposure in legal proceedings		X
Difficult labor relations		X
Limitations on relations between the Company and companies in Bezeq Group	X
Dependence on macro-factors and on levels of business activity in the economy		X
Failure of Company systems	X

The information in this Section 2.21 and the Company's assessments of the risk factors on its activities and business, are forward-looking information as defined in the Securities Law, The information and assessments rely on data published by the Ministry of Communications, the Company's assessments as to the market situation and the structure of competition in it, and as to possible developments in that market and in the Israeli economy. Actual results might differ significantly from these assessments if a change occurs in one or more of the factors taken into account in making them.

58
It is clarified that the Group companies' assessments of the impact of the risk factors in the table (in this section and in sections 3.24, 4.22 and 5.22) did not estimate the probability of the realization of the risk factor but rather, the impact of the risk factor on the relevant company should it be realized. It is also noted that some of the Group companies make estimates of the probability of the scenarios of some of the risk factors mentioned in these sections for certain internal needs of their own, but no orderly estimate is made at the Group level of all the risks listed in the tables in this and the aforementioned sections.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

3	Pelephone – Mobile radio-telephone (cellular telephony)

3.1	General information about the segment of operation

3.1.1      Pelephone's segment of operation

Pelephone provides cellular communications services and sells and services terminal equipment. Pelephone's services are described more fully in Section 3.2

Pelephone is wholly owned by Bezeq.

Four companies with a general license for providing cellular services currently operate in Israel ("the Existing Operators"), and in June 2011, a tender was issued to grant frequencies and a license to cellular operators that own infrastructure. The tender was won by Mirs Communications Ltd. (part of the HOT-Mirs Group), which is one of the four existing operators, and Golan Telecom Ltd. (for details see Section 3.7.2.A.). Similarly, during the course of 2010 and 2011, several licenses were issued to MVNOs (virtual operators). So far, Rami Levi Cellular Communications Ltd. is the only one to have commenced operations (for details see Section 3.7.2.B.

3.1.2      Legislative and regulatory limitations applicable to Pelephone

A.	Communications laws and the cellular license

Pelephone's operation is subject to regulation and control by power of the Communications Law and its regulations, the Telegraph Ordinance, and the general license for providing mobile radio-telephone services granted under them ("the Cellular License"). The Cellular License lays down conditions and principles that apply to Pelephone's activities, among them – various limitations concerning the quality and terms of the services it provides, the duty to provide interconnect services to other operators, prohibition of preference of companies with an interest in Pelephone over other license-holders, limitations on the transfer of assets used for implementation of the license, and others. The Minister of Communications is authorized to change the terms of the license, restrict it or make it contingent, and in certain cases even to cancel it, subject to the law (for details, see Section 3.18.2.).

B.	Tariff control

The interconnect fees (call and text message (SMS) completion fees collected by Pelephone from other operators) are fixed in the Interconnect Regulations. The regulations were promulgated in 2009 and reduced the fees significantly commencing January 2011 (see Section 1.7.3C).

The other tariffs collected by Pelephone from its customers are not controlled, but the types of payments it can collect from its subscribers and the mechanisms for setting regulated tariffs, are regulated in the license (see Section 3.18.2).

C.	Royalties

Under its license and under the Royalties Regulations, Pelephone pays the State royalties out of its revenues from the provision of telecommunications services (see Sections 1.7.3c and 3.18.3).

D.	Environmental laws and planning and construction laws

The set-up and operation of a wireless communication infrastructure, including cellular communications, is subject to the provisions of the Non-Ionizing Radiation Law and the permits from the Ministry for Protection of the Environment that are required by it, and to the provisions of planning and construction laws (see Section 3.17).

3.1.3      Changes in the volume of operation in the segment and in its profitability

For the financial and quantitative data about the volume of operation and profitability of Pelephone n 2010 and 2011, see Section 1.5.4B.

Due to regulatory changes that have simplified the mobility of subscribers between cellular companies, 2011 saw increased competition in this sector which led to an erosion of tariffs and an increase in churn rates. After adjustment for the effect of the reduction in interconnect fees on ARPU, during the Reporting Period the average monthly income per subscriber dropped by 3.6%, and this alongside an increase in the use of services reflected in an increase in the average monthly usage of minutes per subscriber, a significant increase in the use of data communications and an increase in the use of content services provided by Pelephone.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The more intense competition also led to an increase in the movement of subscribers between the cellular operators and an increase in the churn rate from 15.3% in 2010 to 22.9%59 in 2011, as well as in increase in the number of new subscribers.

Pelephone expects these trends to continue in forthcoming quarters as well, and possibly even to intensify with the entry of the new operators.

Pelephone's aforementioned estimates are forward-looking information, as referred to in the Securities Law. These estimates may not materialize, they may materialize only partially or may materialize in a manner that differs significantly from forecasts.

The lively movement of subscribers in the cellular market and the increased demand overall for handsets and particularly for smartphones have helped increase revenue from terminal equipment, which in 2011 was NIS 1,911 million and represented 34.4% of total revenue, as against revenue of NIS 1,182 million, representing 20.6% for the whole of 2010. Terminal equipment is mostly sold in 36 installments, and in view of the increase in sales of terminal equipment, there has been an increase in the balance of Pelephone customers and a deterioration of cash flows from current operations.

3.1.4      Market developments and changes in customer characteristics

In recent years, the cellular market has been characterized by lower growth rates than in the past due to saturation of penetration rates.

	2011*	2010	2009
Number of subscribers	9,924	9,902	9,560
Penetration rate**	125%	127%	127%

For source of data on number of subscribers – see Section 3.7.1

*	At September 30, 2011.

**
Penetration rate – the ratio of the number of subscribers in the market to the total population in Israel (excluding foreign workers and Palestinians, even though they are included in the number of subscribers).

As a result of the intensifying competition among the operators (see Section 3.7) and the saturation in penetration rates, the cellular market is also characterized in a rise in the churn rate in a way that increases the sales and marketing costs of the operators while eroding the price to the customer, even when the total number of subscribers does not fall (since new ones sign up to replace them).

3.1.5      Technological changes than can affect the segment of operation

The cellular communications market is a dynamic area characterized by frequent technological changes in all its areas of operation (handsets, network technology and value added services). These changes impact the segment of operation ion a number of levels:

A.	Erection of cellular networks in advanced technologies

Technological developments in terminal equipment and the desire to widen the range and quality of the services offered to the customer, oblige the cellular operator to periodically upgrade its network technologies. The cellular networks in Israel operate on two main technologies:

59
Due to an increased movement to pre-paid tracks in the initial months after reduction of the exit penalties, Pelephone decided not to include subscribers who had not made outgoing calls during the last quarter in the numbers of active subscribers. As a result, Pelephone wiped off 91,000 subscribers.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

1.	GSM – which developed in Generation 2.5 to GPRS, in Generation 3 to UMTS and in Generation 3.5 to HSPA. The networks of Pelephone's main competitors in Israel operate in this technology.

2.	CDMA – which developed on the 1XRTT and EVDO route (see Section 3.9.1).

Until the end of 2008, Pelephone operated one network in CDMA technology. It then erected an additional network in UMTS/HSPA technology, which has been in operation since 2009. This network has allowed Pelephone to provide services requiring information transfer at higher speeds and to broaden the range of terminal equipment and roaming services. Pelephone currently operates the two networks in parallel (see Section 3.9.1).

Pelephone constantly reviews new technologies that come onto the market and the need to upgrade its existing network technologies, depending on the competition situation and the economic viability of the investment.

LTE technology (Long Term Evolution) – technology is based on an Internet Protocol that can transfer data at higher speeds than the existing Generation 3.5 technology – it is currently in the stages of application in several countries (as a data transfer, not a voice, network). Handsets and applications compatible with LTE technology are still very limited. Furthermore, at the date of this report the Ministry of Communications has not yet formulated a policy for the designation and allocation of a frequency range for use in LTE technology. Such a policy, as well as technological developments in this area, could have a significant effect on Pelephone, This assessment is forward-looking information as defined in the Securities Law, and might not be realized or be realized differently than foreseen, inter alia in the event of formulation of a policy for designation and allocation of a suitable frequency range  by the Ministry of Communications  and depending on such policy and technological developments in cellular networks and their suitability to the frequency ranges in Israel.

B.	Smartphones

The penetration of Smartphones – cellular phones with integrated operating systems allowing the use of advanced applications – has led to a rise in the consumption of data transfer services while increasing the supply of alternative applications and services to the Pelephone products and services provided by other entities.

C.	Alternative technologies

Technologies that enable voice telephony and Internet (data) services in an IP over the cellular network (VoC) (see Section 3.1.8), could compete with Pelephone's services and materially affect its operations in the future.

3.1.6      Critical success factors and the changes occurring in them

A.
Nationwide deployment of an advanced and high-quality network, regular maintenance of the network to a high standard, and significant and regular investments in the cellular infrastructure, both for quality coverage of the whole country, which is a basic condition for providing Pelephone's services, and in order to provide customers with the most advanced services by means of the most advanced infrastructure and technology. See also Section 3.9.1.

B.	The provision of advanced and diverse high-quality communications services and value added services.

C.	Nationwide deployment of sales and service centers that provide the best customer support and service, for coping successfully in a competitive market.

D.	Implementation of a marketing strategy that is appropriate for the changes in the industry.

3.1.7     Main entry and exit barriers

A.	Main entry barriers

1.	The high penetration rate (see Section 3.1.4).

2.
The need for a cellular license, the allocation of frequencies, which involves high costs and a resource in short supply (see Section 3.18.1B), and subjection of operations to the regulatory supervision that applies to the market (see Sections 3.18.1 and 3.18.2.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

3.	The need for significant financial resources for making heavy and ongoing investments in infrastructures, which are affected by frequent technological changes.

4.	The difficulty in erecting radio sites due to regulatory limitations and public opposition.

It is important to note that the main entry barriers do not apply to virtual operators and new cellular operators that own infrastructure which benefit from considerable easements enabling entry into the segment (see Section 3.7.2).

B.	Main exit barriers

1.	The large investments and the time required to recoup them.

2.	The commitment to provide services for customers stems from the terms of the cellular license and agreements made in accordance with those terms.

3.1.8      Alternatives to Pelephone products

The products and services that could become an alternative to some of those provided by Pelephone are these:

a.	Domestic fixed-line telephone and Internet services..

b.	Telephony services based on VoB/ViOP/VoC technologies.

c.	Wireless Internet in public places (hotspots) by means of wireless technologies (WiFi), which could be an alternative to cellular Internet.

3.1.9     The structure of competition in the field and changes occurring in it

A.	General

There are currently four operators in the cellular market: Pelephone, Cellcom, Partner and Mirs, and one virtual operator (Rami Levi Cellular Communications). Over the years, intense competition has developed among the cellular operators (mainly among the first three). The competition has led to saturation in the market, reflected in smaller numbers of new subscribers, increased switching between cellular companies and erosion of the prices that Pelephone collects from its customers for the services it provides (see Section 1.5.4B).

B.	Marketing service bundles by the competing cellular companies

Pelephone's main competitors – Cellcom and Partner – also operate in Internet access (ISPs), international telephony services, and domestic communications, and they market diverse joint service bundles (see Section 1.7.1).

C.	Entry of additional operators that own infrastructures

In 2011, Mirs Communications Ltd. (part of the HOT-Mirs Group), and Golan Telecom Ltd. won the right to a frequency allocation and a license for cellular operators that own infrastructure (see Section 3.7.2A.).

D.	Virtual operators

MVNO – Following the government decision in encouraging competitor in the cellular market, eight MVNO licenses have been granted to virtual operators (cellular operators that do not have their own infrastructure and will use the networks of the existing operators for providing their services). To the best of Pelephone's knowledge, Rami Levi Communications is already operating, and other entities have submitted applications for MVNO licenses. On Pelephone's entry into agreements with two MVNO operators, see Section 3.7.2A.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

VoC operators – In December 2010 the Ministry of Communications published a hearing in the matter of setting policy for VoC services (a virtual cellular operator of telephony based on broadband), for review of the regulation of these services under an MVNO license and/or as part of a special VoB Domestic Carrier license. In the past, the Ministry granted licenses for trial use of VoC services. At the date of this report, Pelephone does not know of any other developments in this segment.

E.	Changes in legislation for increasing competition

Under the Arrangements Law for 2011 and 2012, a number of legislative amendments were adopted, the purpose of which was to remove transition barriers among the cellular operators and to increase competition. Among these was reform in the exit penalties from commitment that the operators can collect from the subscriber, See Section 3.7.2D.

For additional information about the structure of competition, see Section 3.7.

3.2	Products and services

3.2.1      Services

Pelephone provides its subscribers with comprehensive services of voice transmission, transmission of text messages, data communications and advanced multimedia services. Pelephone also offers its customers, inter alia, various packages and tracks that combine basic voice services, added value services, and repair services and warranty for cellular handsets. Pelephone gives its customers discounts on service prices, depending on the type and price of terminal equipment that the subscriber has, as well as other benefits (see Section 3.7.2D).

The following describes the services that Pelephone provides for its customers:

Basic telephone services (voice) – Pelephone’s service package includes basic call services, call completion services and auxiliary services such as call waiting, call forwarding, voice mail, voice conference call and caller ID. For details about changes in the number of customer usage minutes, see Section 3.1.3.

Value added services – Pelephone offers its customers value added services such as Internet surfing, text messages and information services using SMS (text), multimedia MMS messages, voice information services using special-purpose asterisks, information and entertainment services via the Internet portal. Pelephone also provides a navigation service and other location-based services.

Pelephone offers its customers value added services as well as watching various television channels, e.g. music, sports, news and entertainment channels, and the ability to photograph and forward video files. Pelephone also offers services such as Internet surfing from a laptop through a cellular modem.

Roaming services – Pelephone provides roaming services (communications by means of cellular handsets from different locations around the world) in accordance with agreements it has with cellular operators abroad, enabling it to use their networks. Roaming service agreements are based on a standard document recommended by the GSM Association, which in addition to the basic contract also includes a Common Annex and Individual Annex. The Common Annex defines the operating procedures agreed upon by two operators. The Individual Annex defines operating and commercial parameters for each operator separately. Few changes are generally made in the standard text. The roaming tariffs are defined in the Individual Annex. In some cases, operators negotiate the tariffs, and this requires a signature on a special, separate annex which includes the agreed tariffs.

Pelephone is able to offer its customers with handsets in that technology, roaming services using their personal handsets to countries all over the world, and also provides these customers with roaming coverage in 212 countries. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

Servicing and repair services – Pelephone offers its customers a repair service for a monthly payment entitling the customer to a warranty for the cellular handset, or for a one-time payment at the time of repair.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

3.2.2      Products

Handsets – Pelephone offers its customers various types of cellular telephone, on-board telephones and hands-free devices, as well as support for its range of services.

Pelephone also supplies its customers with modems and laptop computers for surfing the Internet through the Pelephone network,

3.3	Segmentation of revenues from products and services

The table shows data on Pelephone's revenues from its products and services (in NIS millions):

Products and services	2011	2010	2009
Revenue from services60	3,637	4,550	4,256
Percentage of total revenue	65.6%	79.4%	79.2%
Revenue from terminal equipment	1,911	1,182	1,120
Percentage of total revenue	34.4%	20.6%	20.8%
Total revenue*	5,548	5,732	5,376

* For the impact of lowering interconnect fees – see section 1.7.3C.

The table shows revenues from value added services* out of revenue from services (in NIS millions):

	2011	2010	2009
Revenue from content and data services	852	725	539
Revenue from SMS (text)	349	289	240
Total revenue from value added services	1,201	1,014	779

3.4	New products

In 2011, Pelephone continued to improve and broaden the range of value added services and to increase the number of subscribers using those services.

3.5	Customers

At the end of 2011, the number of Pelephone subscribers was 2.847 million. Approximately 65% of these are private customers and 35% are business customers.

Segmentation of revenues from customers:

NIS millions	2011	2010	2009
Revenue from private customers	2,985	2,899	2,751
Revenue from business customers	2,563	2,833	2,625
Total revenue*	5,548	5,732	5,376

* For the impact of lowering interconnect fees – see section 1.7.3C.

It is noted that some of Pelephone's customers are pre-paid customers (who pay for communications in advance). Revenues from these customers are not material to the company's total revenue.

3.6	Marketing, distribution and service

Pelephone’s distribution system is based on 41 service and sales centers located around the country, which deal in service, customer sales, dealing with malfunctions or provision of a substitute handset while sending the malfunctioning handset for repair, installation of handsets, and customer retention. The distribution system is reinforced with stores and stands at 94 points of sale (some of which are operated by Pelephone employees, and others by authorized dealers). In addition, Pelephone operates through dealers who run a door to door system, and service and sales representatives for the business sector. As a rule, payment to the dealers is in the form of a commission on sales.

60
Revenue from services includes revenues from cellular services (airtime, usage fees, call completion fees, roaming fees, value added services and others), and revenues from repair services and warranty.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Pelephone’s subscriber service system includes the company's website and 17 designated telephone call centers that provide information, service on various matters and in three languages, technical support, data on customer billing, value added services, sales and general information.

Pelephone's sales and service network is reviewed from time to time and changes are made therein where necessary.

3.7	Competition

3.7.1          General

Pelephone operates in increasing likely competition with other cellular operators: Partner, Cellcom and Mirs. The competition has enlarged the market to saturation, increased the number of subscribers who switch between companies, added mew subscribers and eroded prices.

The table shows, to the best of Pelephone's knowledge, the numbers of subscribers of Pelephone and its competitors in 2010 and 2011 in millions of subscribers. The numbers are approximate.

		Pelephone	Partner	Cellcom	Mirs(1)	Total in market
At Dec. 31, 2010	No. of subscribers(2)	2,857	3,160	3,394	491	9,902
	Market share	28.9%	31.9%	34.3%	5.0%
At Sep. 30, 2011	No. of subscribers(2)	2,842	3,201	3,391	490	9,924
	Market share	28.6%	32.3%	34.2%	4.9%

(1)	Since Mirs is a private company, it does not publish data about numbers of subscribers. The numbers in the table are an assessment.

(2)
The numbers of subscribers are at September 30, 2011 and December 31, 2010, based on the reports of Cellcom and Partner to the public,

Due to increased movement to pre-paid tracks in the initial months after reduction of the exit penalties, Pelephone decided not to include subscribers who had not made outgoing calls during the last quarter in the numbers of active subscribers. As a result, Pelephone eliminated 91,000 subscribers. These subscribers were eliminated retrospectively from each quarter in which they were transferred to the pre-paid tracks. Consequently, the market segments and data on Pelephone's subscribers were corrected retroactively at September 30, 2011.

The entry of new operators with infrastructure, and MVNOs, as well as regulatory initiatives intended to encourage customers to switch among operators (see Section 3.7.2), are expected to increase the competition in the market in the near future.

The main implications of competition in the cellular arena are price erosion, a higher churn rate (see Section 3.1.4), increase in the cost of enlisting and preserving subscribers, and the need to increase investment in infrastructure in order to be competitive.

Pelephone's assessments with regard to the effects of competition in the cellular segment, including the entry of more new operators into the market, are forward-looking information as defined in the Securities Law. The assessments are based on the structure of competition in the market, the effects of changes that have occurred in it in the past and the regulatory benefits that will be granted to new operators as far as known today. It is not certain how the entry of new operators or more intense competition will affect Pelephone. The assessment might not be realized, or realized significantly differently than foreseen, inter alia due to changes in the structure of competition, various regulatory initiatives, the benefits granted to new operators, and so on.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

3.7.2          Regulatory moves and legislative amendments for increasing competition in the segment

Over the past few years, the Ministry of Communications has promoted various regulatory moves for increasing competition in the cellular market, which have impacted strongly on the structure of the market and the competition in it. Below is a description of the matter promoted by the Ministry in order to increase competition in the industry:

A.	Adding an operator with infrastructure and sharing infrastructures

During 2011, a tender was issued for grant of frequencies and a license for cellular operators that own infrastructure. The tender was awarded to Mirs Communications Ltd. (part of the HOT-Mirs Group), and Golan Telecom Ltd. Under the tender conditions, the winners will be able to launch their activity after they have deployed a cellular network that initially covers 10% of the population of the State of Israel. Following this deployment, the new operators will be able to utilize the existing operator networks for a period of up to 7 years (with a possible extension based on approval for three more years), and based on the national roaming model.

According to the tender, Mirs Communications Ltd. will pay NIS 710 million and Golan Telecom Ltd. will pay NIS 360 million in license fees ("the Maximum License Fees") at the end of 5 years. The maximum license fees will be reduced by one seventh (1/7) (about 14.3%) for every percent (1%) market share accumulated in the private sector over a five-year period from the date of granting the license, so that if a New Operator manages to gain 7% of the private market, it will not pay any license fees.

To guarantee payment of the license fee, the New Operators provided bank guarantees in favor of the Ministry of Communications for the amount of the maximum license fees.

In July 2011, the Ministry of Communications issued a press release listing the main recommendations of the inter-ministerial committee on "the sharing of infrastructures in the cellular market". These are the key recommendations:

1.	A model of forced sharing of sites will be defined, giving preference to the possibility of involving the new operators.

2.	Obtaining a permit to set up a site will be conditional on a proposal for cooperation for all operators.

3.	The operators will be obligated to erect sites that facilitate sharing with up to four participants.

4.	All the components and infrastructures used for broadcasting from the facility will be shared, excluding active designated equipment (radio equipment).

5.
With respect to sharing on a new site, all the costs of the site (recurring and non-recurring) will be divided equally among all the participants, and regarding an existing site, the on-going costs will be divided equally among the participants, and in addition non-recurring costs in respect of adjustment only, arising from the new participants' involvement in the site, will be divided among them.

6.	All license holders will be encouraged and obligated to reduce the number of unshared sites each year.

Implementation of the recommendations requires them to be written into the legislation. Implementation of the recommendations imposes significant restrictions on Pelephone's ability to spread its network.

Pelephone has written to the State Attorney, submitting its reservations to the aforesaid recommendations. These reservations focus on the requirement to reduce the number of existing sites that are not shared and the economic model for the sharing of costs, whereby new participants in existing sites will only be required to bear their share of the "adjustment costs" and not the full costs of erecting the site.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Domestic roaming agreements

In November 2011, Pelephone signed an agreement with Mirs Communications Ltd. ("Mirs") in which Mirs will acquire from Pelephone (exclusively), for its subscribers, domestic roaming services on Pelephone's UMTS/HSPA network and the parties will cooperate on the sites. The agreement is until December 31, 2014 and is subject to approval from the Antitrust Commissioner (insofar as it is required). The necessary applications have been made to the Antitrust Authority.

In October 2011, Cellcom announced that it had signed a domestic roaming services agreement and agreement to share infrastructures with Golan Telecom Ltd.

Pelphone expects the new cellular networks of Mirs and Golan Telecom to begin operating during the course of 2012, further intensifying competition in the cellular market.

Pelephone's estimates concerning the effect of the entry of cellular operators that own infrastructure in the cellular market and the timing of this entry are forward-looking information, as defined in the Securities Law. These estimate are based on the structure of competition in the market and the regulations that are expected to apply to the New Operators, as such regulation is known today. There is no certainty regarding how the entry of the New Operators will actually affect competition. These estimates may not materialize or may materialize in a manner materially different from that forecast, in part due to changes in the structure of the competition in this sector and changes in regulations that apply to the New Operators.

B.	Mobile Virtual Network Operator – MVNO

An MVNO is a cellular operator that does not own a cellular infrastructure and uses the network of another cellular operator to provide its customers with the service, where the extent of use of the resources of the existing operator can vary among MVNOs. The Ministry of Communications has currently completed its policy on MVNO and granted licenses to eight companies. Additional applications were for licenses submitted to the Ministry by various entities.

At the date of this report, Rami Levy Communication Ltd. is the only active virtual operator utilizing Pelephone's network, based on the agreement between the companies.

Pelephone believes that while the entry of MVNOs will increase competition in the cellular market (see Section 3.7.1), if it enters into agreements with other MVNOs, it will benefit from an additional source of income.

Pelephone's assessments with regard to the effects of the entry of MVNOs into the cellular market are forward-looking information as defined in the Securities Law. The assessments are based on the structure of competition in the market, the effects of changes that have occurred in it in the past and the regulation that will apply to MVNOs as far as known today. It is not certain how the entry of MVNOs will be felt in practice. The assessment might not be realized, or realized significantly differently than foreseen, inter alia due to changes in the structure of competition, and changes in the regulation applicable to MVNOs.

C.	Separation of cellular Internet infrastructures and the ISP

At a hearing in August 2009, the Ministry of Communications sought ways to separate the provision of access to broadband infrastructure from connection to the Internet (ISP), similar to the separation in the fixed-line network. Pelephone currently provides the two arms of this service in the manner accepted all over the world. At the date of this report, no progress has been made on the subject since the hearing.

D.	Increased competition and the removal of barriers to switching among operators

Reform of exit penalties – In an amendment to the Communications Law made as part of the Arrangements Law, commencing February 1, 2011, the amount that can be collected from a cellular subscriber in respect of termination of the agreement before the end of the commitment period was limited to 8% of the average monthly bill for services consumed during the term of the agreement to the date of its cancellation, multiplied by the number of months remaining to the end of the commitment. The amendment applies for all customers except those with more than 50 lines and who entered into an agreement with the operator before January 1, 2011, and those with more than 100 lines who entered into an agreement with the operator after January 1, 2011. The amendment also prohibits the operator, upon cancellation of the agreement by the subscriber, from demanding immediate repayment of the balance of the subscriber's payments for terminal equipment it purchased. The limitation of these penalties led to further easement of the barriers to switching operators and to increased competition, reflected in a rise in the number of subscribers who sign up but also an increase in the churn rate.  Pelephone estimates that ease of switching between the companies will be reflected in a rise in the number of subscribers who sign up but also a rise in the churn rate, which in turn will lead to a need for retention activities that erodes revenues from customers. On the effects of a rise in the churn rate, see Section 3.1.4.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In March 2012, the Knesset Economic Affairs Committee approved a bill whereby exit penalties for new customers will be completely eliminated. According to the bill, elimination of the exit fees will apply to private customers and to business customers that hold up to 100 phone lines. The bill passed its first reading and is due to be presented for the second and third readings in March 2012. Elimination of the fees is expected to take effect immediately after the law is approved and will apply to subscribers who entered into agreement with the cellular operator from November 1, 2011. Regarding the calculation of exit fees for customers who entered into agreement with an operator before the new law takes effect, the rule defined in the Arrangements Law, specified above, will apply.

Pelephone believes that the total elimination of exit penalties, should it come about, will not significantly affect the market beyond the impact arising from the restrictions on exit fees that were introduced at the beginning of 2011, as noted above.

Pelephone's assessments with regard to the effects of cancelling exit penalties and the date of applicability are forward-looking information as defined in the Securities Law. The assessments are based on the structure of competition in the market and legislative procedures. It is not certain how cancellation of the penalties will be felt in practice. The assessment might not be realized, or realized significantly differently than foreseen, inter alia due to changes in the bill and the structure of competition in the segment.

Network neutrality – Under the Arrangements Law, a license-holder may not restrict or block the following, including by way of setting tariffs (but excluding cases in which the Minister of Communications has granted permission or it was specifically requested by a subscriber or group of subscribers): (1) the use of any service or application provided over the Internet; (2) features or characteristics of cellular terminal equipment; (3) the use of cellular terminal equipment in any public telecommunications network.

Severing the connection between the sales of terminal equipment and the sale of cellular services – As part of the bill to abolish exit penalties, as specified in this section, in March 2012 the Knesset Economic Affairs Committee approved a further amendment to the Communications Law, whereby a cellular operator will be prohibited from giving a subscriber any benefit or discount on the cellular services that is dependent on the type of terminal equipment in the subscriber's possession. According to the bill, the amendment will take effect commencing January 2013, and the Minister of Communications has the power to postpone the onset to a later date. The bill is due to pass the second and third readings in March 2012 (see also Section 3.2.1).

Other legislative amendments – Commencing in 2011, terminal equipment that is locked for use by a specific cellular network may no longer be sold. For customers who entered into an agreement with an operator before January 1, 2011, the Arrangements Law states that no payment will be collected from them by the operator for opening a locked SIM card (to enable them to use the terminal equipment they purchased from one operator when they switch to another operator). The law also contains provisions for liberalization in the importing of terminal equipment – under the amendment, an entity trading in cellular terminal equipment who meets the terms laid down by the Minister of Communications, is exempt from a special license for such trading.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

3.7.3          Positive and negative factors that affect Pelephone's competitive status

A.	Positive factors

1.	A high quality cellular network with extensive deployment.

2.	A high-speed, advanced cellular network.

3.	A service array and diverse service interfaces for the customer, enabling a high grade of customer service.

4.	A wide distribution array that is skilled in providing appropriate solutions for every type of customer, with a skilled staff.

5.	Strong capital structure and positive cash flow.

B.	Negative factors

1.
As a subsidiary of Bezeq, Pelephone is subject to regulatory restrictions for entering other areas of operation and expanding its service bundle for customers – regulations that do not apply to its competitors.

2.	Limitations of joint activities with Bezeq, including in the marketing of joint service bundles – see Section 1.7.2.

3.
The frequencies available to Pelephone might not be suitable, in certain cases, to the application of technologies being developed in cellular technology. In view of these developments, this factor could impede Pelephone in applying new technologies, and could also impact adversely on its competitive status, taking into account other license-holders who might have different frequencies, some of which are likely to be suitable to those technologies, and difficulties involved in new frequency allocations (see Section 3.18.1B).

4.
Inferiority to competing networks in the pre-paid market (use of terminal equipment at lower cost), stemming from the absence of a range of low-cost terminal equipment that operates in the UMTS/HSPA network.

3.8	Seasonality

Pelephone's revenues and profitability were previously affected to a non-material extent by the seasons of the year. In the second and third quarters, revenues were typically higher than in the first and fourth quarters. In view of the shift to marketing packages that include fixed usage fees, there is no longer any seasonal effect.

3.9	Property, plant and equipment, and facilities

Pelephone's property, plant and equipment include infrastructure equipment of the core network, radio sites, electronic equipment, computers, vehicles, terminal equipment, office furniture and equipment, and improvements to leased premises.

3.9.1          Infrastructure

A.	Pelephone currently operates communications networks in two main technologies:

1.
UMTS/HSPA, a digital technology based on the GSM standard. This technology is globally widespread, and enables subscriber identification and the provision of service by means of a SIM card, which can be transferred from one handset to another. Pelephone began to operate the UMTS/HSPA network in 2009 and in May 2010 an upgrade for UMTS/HSPA was launched – HSPA+. Among the advantages of this technology are its support for download speeds of up to 21 Mbps and upload speeds of up to 5.7 Mbps. In December 2011, the network was upgraded to a maximum download speed of 42 Mbps.

2.
CDMA digital technology, which is less widespread than UMTS/HSPA and in which subscriber identification is by the identification of details burned onto his terminal equipment rather than by means of a SIM card. The CDMA network was the Pelephone's only network until 2009 and it operates nationwide and enables speech, data communication and value added services.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

B.
The main advantages of the UMTS/HSPA network over the CDMA network are these: the ability to provide higher surfing speeds and therefore customer consumption of more advanced and diverse value added services; the ability to make roaming services more easily available to the consumer with advance terminal equipment, and the wide selection of advanced terminal equipment  that supports the network (including support in Arabic and Russian).

C.
Since the UMTS/HSAP network was launched, Pelephone is working to transfer existing subscribers from CDMA to UMTS/HSPA, and offers them an upgrade of their handsets to the new network. It is not increasing its investments in the CDMA network beyond the needs of current maintenance.

D.
Engineering infrastructure such as buildings, masts and general infrastructure serve both the CDMA network and the UMTS/HSPA network. At the date of publication of this report, Pelephone's UMTS/HSPA infrastructure is based mainly on two switch farms and the CDMA network is based on three switch farms. The network centers are connected to about 2,100 sites.

E.
In the years after the launch of the UMTS/HSPA network, Pelephone also expanded the network. In 2010 Pelephone expanded the network, gradually upgrading it to support a higher data communication capacity on HSPA+ technology. At the end of 2011, a new agreement was signed with Ericsson to significantly expand network capacity, mainly on sites in areas of heavy use. Investments in 2012 are projected to be current, including significant enlargement of network capacity, in an amount not materially different from 2011. Pelephone's assessment of investments in the network are forward-looking information as defined in the Securities Law, based on the company's work plans and its assessments of network investment needs. This forecast might not be realized, inter alia in circumstances of changes in the market situation in Israel and in demand for Pelephone's services, material changes in the costs of investing in the network or the pace of progress in the project.

3.9.2          Space used by Pelephone

Pelephone does not own spaces, and leases from others, including the Company, the areas it uses for its operations.  Below is a description of the main areas used by Pelephone.

A.
The areas referred to in Section 3.9.1 and used by Pelephone for setting up communications sites and network centers, are located all over the country and are leased for various periods (in many cases, for 5 years with an option to extend for another 5 years). Concerning the licensing of the sites, see Section 3.18.4

B.
Some of the leased communications sites (see Section 3.18.4) are in Israel Lands Administration ("the Administration") areas. Pelephone entered into an agreement with the Administration to use land in those areas for the erection and operation of communications sites. Among other things, the agreement regulates payments to which the Administration is entitled for the period to December 31, 2008. At the end of the term of the agreement and in the event of its cancellation for causes listed in it, Pelephone must vacate the site. To the best of Pelephone's knowledge, the other cellular operators have a similar agreement with the Administration. The agreement was extended to December 31, 2009, and subsequently to December 31, 2010. At the date of this report Pelephone, and to the best of its knowledge, the other cellular operators are negotiating the extension of the agreement but it has not yet been renewed. If for any reason the agreement is not extended or renewed, Pelephone could suffer significant harm, inter alia since it would be limited in its ability to erect sites in Administration property. This assessment is forward-looking information as defined in the Securities Law, and might not be realized or only partially realized, depending, among other things, on the terms of the agreement with the Administration, if signed.

C.
Pelephone's head office, which has been in Givatayim since 1997, covers an area of 17,800 sq.m.. In January 2010, Pelephone signed an agreement for the extension of the term of the lease to December 31, 2015, which includes an option for a further extension to November 2020.

D.	For sales and services, Pelephone leases 58 service centers and points of sale all over the country.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

E.	Pelephone has other lease agreements for its warehouses (including a main logistics enter), offices, call centers, and three network centers.

3.10	Intangible assets

3.10.1        Licenses

For details about Pelephone's cellular license and its license to operate in the Administered Territories, see Section 3.18.2.

3.10.2        Right to use frequencies

Pelephone is entitled to use frequencies by power of the cellular license and the Telegraph Ordinance, in the 850 MHz range for the CDMA network, and in the 850 MHz and 2100 MHz ranges for the UMTS/HSPA network. For details about the scarcity of frequencies in Israel, see Section 3.18.1B. For details about exposure to disturbances in the frequency ranges used by Pelephone, see Section 3.24.3.

3.10.3        Trademarks

Pelephone has a number of registered trademarks, the main one being "Pelephone".

3.10.4        Customer base

Many of Pelephone's customers are committed, by power of agreements for receipt of Pelephone's services, to periods ranging from 18 and 36 months. Regarding limiting the exit penalties collected from cellular subscribers, see Section 3.7.2D.

3.10.5        Software, computerized systems and data banks

Pelephone uses software and computerized systems, some of which are under purchased licenses and of which were developed by Pelephone's information systems department.  Many of these licenses are limited in time, and are periodically renewed. The main systems used by Pelephone are Oracle Application and an Amdocs billing system.

3.11	Human resources

3.11.1    Organizational structure

The organizations structure of Pelephone is shown in the diagram below:

Chapter A (Description of Company Operations) of the Periodic Report for 2011

3.11.2        Headcount

The table shows the number of employees61 at Pelephone, by organizational structure.

Department	Number of employees
	December 31, 2011	December 31, 2010
Management and HQ	279	269
Content and product marketing	96	93
Service – Private customers	2,206	2,432
Business customers	533	561
Operation and logistics	344	287
Engineering and information systems	583	605
Total	4,041	4,247

3.11.3        Training

Pelephone invests resources in professional training for the various types of employees and the areas in which they work. Training is mainly in sales and service, especially for the Service Department and private customers. Pelephone's training expenses in 2011 and 2010 were NIS 4.9 million and NIS 6 million respectively. The employee population serving as sales and service representatives and as telephone service attendants has a high turnover that necessitates constant investment in training new workers.

3.11.4        Reward plans for employees and managers

Pelephone customarily gives its employees and managers bonuses and incentive pay on a monthly, quarterly or annual basis, depending on the attainment of defined targets and on the type of work done by the employee.

On stock options plans for managers and senior employees in the Company and subsidiaries (including Pelephone) and Company phantom plans for senior managers in the Company and the subsidiaries (including Pelephone), see Note 26 to the 2011 Financials.

3.11.5        Employment contracts

All Pelephone employees are employed under standard personal agreements according to the professions and roles in which they are employed.

Most of Pelephone's employees are employed under monthly or hourly wage agreements. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. Pelephone's other employees are employed under monthly agreements, except for certain positions held by employees on a global agreement. The advance notice period applicable to Pelephone employees is generally the period defined by law. A longer advance notice period applies to employees in management positions and positions of trust. The employment agreements include restrictions concerning confidentiality, non-competition, and intellectual property.

3.12	Suppliers

3.12.1        Suppliers of terminal equipment

Pelephone's stock of products includes various cellular handsets and accessories (such as laptop computers, batteries, hand-free devices, earphones, data cables, battery chargers and so on). Pelephone also maintains stocks of spare parts for its repair service, and stocks of used handsets.

61	The number of employees represents the number of positions calculated at Pelephone (total work hours divided by monthly work hours standard).

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Pelephone purchases some of the terminal equipment and accessories from importers in Israel, and some it imports independently. The agreements with most of the suppliers are based on framework agreements that set out, among other things, the supplier's technical support for the terminal equipment it supplies, the availability of spare parts and the repair cycle time, and the supplier's liability for the products as required by law. Most of these agreements do not include an undertaking to purchase, which is made on a regular basis by means of purchase orders according to Pelephone's needs.

If an agreement with a particular supplier of terminal equipment is cancelled, Pelephone can increase the quantity purchased from other suppliers or purchase from a new supplier. If a supplier has to be replaced, that replacement will not be immediate and will require a special preparation period for purchasing spare parts and accessories, including the ability to repair all the types of malfunctions so that customers receive the service to which they are entitled. Replacement of a supplier involves additional exceptional costs because of the different equipment and a period of adjustment with the new supplier.

In May 2009, Pelephone signed an agreement with Apple Sales International ("the Manufacturer") for the purchase and distribution of iPhones in Israel. These handsets are a considerable part of the quantities of handsets sold by Pelephone and accordingly, Apple is considered a main supplier of Pelephone. In 2011, Pelephone's purchases from Apple accounted for 19% of its purchases from all its suppliers. Other than the above, the distribution of the purchase of terminal equipment among the suppliers is such that it does not create any significant dependence on a particular equipment supplier or model.

An agreement between Pelephone and Eurocom Cellular Communications Ltd, the Israeli distributor of Nokia terminal equipment,62 regulates the purchasing and supply relations of Nokia products to Pelephone and the maintenance service for those products, through December 31, 2012. The agreement was approved by the general meetings of Pelephone and of the Company, as a transaction in which the controlling shareholder in the Company has a personal interest. For details, see the amended transaction report and notice of convening a special general meeting, dated June 10, 2010, which is cited here by way of reference,

3.12.2       Added value service providers

Pelephone has agreements with content providers under which the content is provided, such as voice information, information by text message (SMS) or through the Pelephone portal, games, animation, ringtones, location services and content and rights to 3G broadcasts. As is customary in the industry, many of these agreements are based on an income distribution model between Pelephone and the content providers in respect of the services provided to customers Termination of an agreement with certain suppliers could cause delay in the provision of some of the services until an agreement is signed with a replacement provider.

3.12.3        Infrastructure suppliers

The infrastructure equipment needed for the UMTS/HSPA network is made by Ericsson, and for the CDMA network by Nortel and Motorola. Pelephone has long-term agreements for the maintenance, support and upgrading of software for the UMTS/HSPA network, and a maintenance agreement with Ericsson for the Nortel network. In the opinion of Pelephone, it could become dependent on Ericsson in connection with support for this network. Pelephone maintains the Motorola equipment independently, In addition, the cellular network uses transmission, for which the Company is Pelephone's main supplier.

3.13	Working capital

3.13.1        Inventory policy

Pelephone's inventory consists mainly of cellular terminal equipment (new and used), and numerous accessories (batteries, hand-free devices, earphones and the like), as well as a stock of spare parts.

62	Eurocom Cellular Communications is a company indirectly controlled by Mr. Shaul Elovitz, the controlling shareholder (indirectly) in the Company.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The period for holding inventory is derived from Pelephone's service policy and from selling needs. These needs require that inventory be held for one to three months, depending on the types of items. At the end of 2011, stock levels at Pelephone amounted to NIS 162 million.

 3.13.2       Returns policy for purchased terminal equipment

Handsets can be returned in accordance with the provisions of law (se Section 3.18.1E).

3.13.3       Policy for product warranty

Pelephone provides service, warranty and maintenance for terminal equipment in accordance with the level of repair service to which the customer is subscribed and in accordance with the provisions of the law.

3.13.4        Credit policy

Credit in handset sales transactions – Pelephone grants most of its customers who purchase cellular handsets subject to limitations based on parameters set by the Company), an option to divide the payments of up to 36 equal installments.

To reduce exposure that may result from extending credit to its customers, Pelephone examines the financial reliability of customers (based on defined parameters) and determines limits to the level of credit given to customers.

Credit by monthly debit for cellular services – Pelephone customers are debited once a month in debit cycles made on various days in the month, for conusmption of the services consumed in the previous month.

From most of its suppliers, Pelephone receives credit for a period ranging from 30 days to ECM + 92 days.

Average customer and supplier credit in 2011:

	Credit in NIS millions	Average credit days
Customers – sales of terminal equipment*	2,273	374
Customers – services*	707	61
Suppliers	608	46

* Net of doubtful debts.

3.14	Investment in affiliates and in a partnership

Pelephone has no operational investments in affiliates or active partnerships.

3.15	Financing

3.15.1        General

Pelephone's operations are financed out of cash flow from operating activities. It has long-term loans from banks, private (non-tradable) debentures, and loans received from the Company.

The average effective interest rate in 2011 for Pelephone's loans:

Source of finance	Amount at Dec. 31, 2011 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Banks	136	CPI-linked NIS	4.51%	4.57%
Non-bank	486	CPI-linked NIS	4.63%	4.68%
Loan from parent	290	CPI-linked NIS	4.00%	4.00%
Loan from parent	452	NIS fixed interest	6.00%	6.00%

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In 2011, a new long-term loan of NIS 450 million and a short-term loan of NIS 280 million were received from the Company, and repayment of loans and debentures amounted to NIS 182 million.

3.15.2        Restrictions

A.	Undertakings towards banks

As part of the arrangements in connection with banks in Israel providing it with credit, Pelephone made an irrevocable undertaking to those banks to comply with financial covenants, mainly these:

1.	Pelephone's total debt will not exceed three times its equity.

2.
If its debt exceed 2.5 times its equity and for as long as they do so, Pelephone will not distribute dividends and will not pay management fees to the shareholders. If Pelephone violates this undertaking, it must pay the bank, within 120 days from the demand, the entire credit facility provided at that date by the bank, or alternatively, it must remedy the violation by increasing its equity or repaying its debt so that the ratio is maintained.

3.	Total debt should not exceed NIS 3.8 billion (linked to the known CPI in January 2002). The amount of the debt will be reviewed once every quarter as appears in the reviewed financial statements.

4.	No fixed or floating charge can be imposed in any shape or form and of any type or rank, on Pelephone's assets unless it obtains the banks' prior written consent.

5.
No security or charge on Pelephone's assets or guarantee to secure credit for the shareholders, can be provided for Pelephone's shareholders or any third party, without the prior written consent of the banks.

6.
No loans or credit can be provided for Pelephone's shareholders, except for the parent – Bezeq, without the prior written consent of the bank, and provided that the ratio of its debts does not exceed 2.5 times its equity.

7.
Undertaking to a particular bank – In addition to these covenants, Pelephone undertook to ensure that the cumulative amount of all its debts and liabilities towards a particular bank does not exceed at any time a sum equal to 40% of all its debts to financial entities, including debenture-holders.

Pursuant to legal position 104-15 of the Securities Authority from October 30, 2011, hereunder are further disclosures concerning compliance with financial covenants of reportable credit:

Binding financial covenants	At December 31, 2011	At December 31, 2010	Maximum ratio required
Total debts not to exceed equity x 3	0.70	0.66	3.00
Total debts not to exceed NIS 3.8 billion (linked to CPI known in January 2002. On Dec. 31, 2011, debt is NIS 4.81 billion.	2.22	1.96	4.81
Undertaking to a certain bank that debts to it will not exceed 40% of Pelephone's total cumulative debts to financial entities, including debenture holders	13.6%	13.4%	40%

Chapter A (Description of Company Operations) of the Periodic Report for 2011

B.	Immediate repayment of a loan

The bank financing agreements include standard causes for immediate repayment of the loan, among them cases of insolvency proceedings, merger or change of control without the lender's approval, or a cross-default event.

C.	Issuance of debentures

In 2004-2005, Pelephone issued three series of CPI-linked debentures by way of a private placement to institutional investors, in a total amount of NIS 1,133 million par value, in consideration of their par value.

When the debentures were issued, deeds of trust were signed with the Union Bank Nominees Company Ltd., which served as trustee for the debenture holders through May 15, 2010. From that date onwards, Clal Finance Trusts 2007 Ltd. has served as the trustee. The debentures are not secured by a charge, and the terms of the negative pledge and Pelephone's financial covenants towards the banking system in Israel apply also to the debenture-holders (see sub-section A above). The deed of trust includes standard causes for immediate repayment of the debentures, including insolvency proceedings or violation.

D.	At December 31, 2011, Pelephone is in compliance with its undertakings towards the banks and the debenture-holders.

For additional information about the composition of the loans and debentures, their terms and maturity dates, in the reporting period, see Note 13 to the 2011 Financials.

3.15.3        Credit facilities

At December 31, 2011, Pelephone has no approved credit facilities at banks.

3.15.4       Guarantees and charges

See Note19 to the 2011 Financials.

3.15.5        Credit rating

For issuances of debentures (see Section 3.15.2C), Pelephone was rated AA- by Midroog.

At the date of this report, Pelephone and its debentures are rated ilAA+ by Maalot, based on an assessment that Pelephone is a strong core holding in Bezeq Group.

In December 2010, S&P Maalot, which rates Pelephone's debentures, announced that it was transferring Pelephone's local debentures to CreditWatch with negative outlook, i.e. a rating of ilAA+ (AA+), due to the Company's announcement of a capital reduction of NIS 3 billion by way of a special dividend and/or a buy-back of shares.

In February 2011, S&P Maalot announced the removal of Pelephone's debentures from CreditWatch, and ratified a rating of ilAA+ with negative outlook.

3.15.6       Pelephone' assessment for raising capital and its sources

Pelephone expects to repay approximately NIS 509 million of its loans during 2012, of which NIS 331 million was received from the Company, and plans further (current) investments in property, plant and equipment (see Section 3.9.1). Pelephone expects that it will need to raise capital in 2012 for its current operations.

3.16	Taxation

See Note 8 to the 2011 Financials.

3.17	Environmental risks and their management

3.17.1	Statutory provisions relating to the environment and applicable to Pelephone's operations

The broadcasting sites used by Pelephone are "sources of radiation" as defined in the Non-Ionizing Radiation Law. The erection and operation of these sites, excluding those listed in the Schedule to the law, requires a radiation permit.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The law lays down a two-step licensing mechanism: the applicant first requests a permit to construct a radiation source ("the Erection Permit”), which will be in effect for no more than three months and can be extended by the commissioner for up to nine months; and then a permit to operate the radiation source ("the Operation Permit”), which will be in effect for five years or as otherwise determined by the Minister for Protection of the Environment in cases or under circumstances determined by him, taking into consideration the type of radiation source or its location.

For the Erection Permit, by law, provision of the permit is contingent on an assessment of the maximum radiation levels to which human beings and the environment are expected to be exposed from the radiation source, once it is operated, including in the event of a malfunction, and on implementation of the measures needed to limit the exposure levels of human beings and the environment to the radiation expected from the radiation source once it is operated, including implementation of technological means that are in use ("the Limiting Measures”).

With regard to the Operation Permit, by law, grant of the permit is contingent on implementation of the Limiting Measures and to measuring the exposure levels of human beings and the environment to the radiation generated when operating the source of radiation, and the levels not exceeding the maximum exposure levels set by the Commissioner in the law. Furthermore, by law, grant of the Operation Permit is contingent on presentation of a license under the Communications Law and presentation of a permit pursuant to the Planning and Construction Law except when a building permit is not required, in which case the law directs that the applicant submit a statement to the local committee specifying the reasons that a building permit is not required for the source of radiation. If the local council engineer or district planner does not object to granting the Operation Permit within 21 days from the day the statement is submitted, the applicant must submit an additional statement stating that the aforementioned period has passed and no such objection has been made.

The law includes a punitive chapter under which, inter alia, the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

A small number of city engineers have acted according to the mechanism provided in the law and have announced that in their option, a particular access facility requires a building permit, and have objected to the grant an Operation Permit for that facility.

The law also indirectly amends the Planning and Construction Law, and provides that a building permit for a cellular broadcasting facility is contingent on the deposit of an indemnity note in respect of claims for compensation pursuant to Section 197 of the Planning and Construction Law, providing that such a claim is in accordance with the directives of the National Council.

The Minister for Protection of the Environment also promulgated regulations pursuant to the Non-Ionizing Radiation Law ("the Regulations”) that address issues such as fees for permits, the method of measuring radiation, etc.

It should be noted that regulation of the maximum permissible human exposure levels to radiation from a source of radiation and the safety ranges from communication broadcasting installations, including a limit on the placing of radiation masts on roof terraces, is still making its way through the Knesset’s interior Committee for Environmental Quality, as part of a proposed amendment to the regulations which was accompanied by disagreements between the government ministries.

In January 2009, the Radiation Supervisor at the Ministry for Protection of the Environment published guidelines regarding safety ranges and maximum permitted exposure levels with respect to radio frequency radiation, including from cellular aerials.

A discussion by the Interior Committee for Environmental Quality on May 4, 2011 resolved to ask the Minister for Protection of the Environment to delete from the proposed wording of the regulations, the instruction that makes a distinction between a balcony and a roof terrace regarding the prohibition on erecting and operating a source of radiation. The Minister for Protection of the Environment replied to the committee chair that his ministry cannot agree to the request. In view of the above, promulgation of the regulations has been delayed.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The drawn-out promulgation of the regulations required by Non-Ionizing Radiation Law also led to a petition to the Supreme Court, under which an order nisiwas issued on June 27, 2010 ordering the Minister for Protection of the Environment and the Minister of Communications to explain why the proposed regulations should not be submitted immediately for approval by the Knesset’s internal committee for environmental quality. On October 20, 2010 the proposed wording of the regulations was placed before the committee. On January 18, 2011 the committee held a discussion of the request from the Minister for Protection of the Environment to approve the regulations which up to that date had not been approved. On February 7, 2011 a decision in the matter of the above-mentioned petition was handed down whereby there was no longer justification for the petition and it should be struck out.

On May 31, 2011, the World Health Organization's International Agency for Research on Cancer (IARC) published an announcement to the effect that radiofrequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans (Group 2B).

In this instance, it should be noted that from time to time, various documents are published on the website of the Ministry for Protection of the Environment at :www.sviva.gov.il, and on the website of the World Health Organization www.who.int.

As part of the policy of the Ministry for Protection of the Environment to increase its law enforcement capabilities, commencing on August 25, 2010 the ministry embarked on a pilot project which entailed the continuous supervision and monitoring of broadcasting centers. This is not external monitoring of the strength of the radiation emitted by the radio broadcasts from the base sites, but, using computer recordings from the control system in the broadcasting sites and examining them to verify the relevant broadcasting data in accordance with the system. In this context, the Minister for Protection of the Environment announced on August 22, 2010 the addition of two conditions to Pelephone’s erection and operation permits whereby, inter alia, a continuous real-time computer report of all the parameters setting the radiation level created during operation of the radiation source should be sent to the Radiation Supervisor and disruptions in the operation of the software and the transfer of data to the Ministry for Protection of the Environment are prohibited. It is noted that the supervision and monitoring system recently stopped being a pilot and became fully operational, with the publication of the enforcement procedures for offenses against the Non-Ionizing Radiation Law, by the Ministry for Protection of the Environment.

Cellular services are provided by means of a cellular phone which emits non-ionizing radiation (also known as electromagnetic radiation). Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone) 2002, specify the maximum permitted radiation level for a cellular phone measured in units of Specific Absorption Rate (SAR) and informing Pelephone's customers accordingly. As far as Pelephone is aware, all the cellular phones that it markets comply with the relevant SAR standards. See also Section 3.24.2E.

3.17.2	Legal proceedings

For details of material legal proceedings allegedly relating, according to a claim made by the plaintiffs, to topics linked with electromagnetic radiation, see Sections 3.21.1.C, 3.21.1F, 3.21.1.G. It should be noted that Pelephone’s existing insurance policies do not cover electromagnetic radiation damage. In view of an explicit exclusion in the terms of the policy resulting from a global trend, it is difficult to buy significant insurance cover at a reasonable cost for this matter.

3.17.3	Pelephone's policy for environmental risk management

Pelephone conducts periodic radiation tests in order to ascertain its compliance with permitted operation standards and the standards of the International Radiation Protection Agency. These tests are outsourced and performed by companies authorized by the Ministry for Protection of the Environment. Pelephone invests an average of NIS 4.5 million per year in this operation. The radiation regulations will require payment of fees amounting to approximately NIS 4 million for the granting and renewal of the permits required under the Radiation Law.

Pelephone has an internal enforcement procedure for supervision of implementation of the provisions of the Non-Ionizing Radiation Law whereby a senior manager is responsible for this implementation. The purpose of the procedure is to assimilate the provisions of the law and limit the possibility of violation thereof.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Transparency for consumers

Pelephone is subject to relevant laws that define obligations to publicize and inform customers about the sources of the radiation that it operates and the mobile handsets that it supplies.

The Radiation Supervisor at the Ministry for Protection of the Environment publishes information on the ministry's website about active cellular broadcasting facilities and those that are under construction. The Ministry for Protection of the Environment continuously monitors the cellular broadcasting facilities that Pelephone erects and operates, as it does to the other operators.

On its website, Pelephone publishes information about radiation emitted from cellular phones and Ministry of Health regulations regarding preventive caution when using cellular phones.

3.18	Restrictions on and control of Pelephone's operations

3.18.1        Statutory limitations

A.	Communications Law and the cellular license

Pelephone’s provision of cellular services is subject to the provisions of the Communications Law and its regulations. For details of the cellular permit granted to Pelephone by power of the Communications Law, see Section 3.18.2.

The law qualifies the Director-General of the Ministry of Communications to impose financial sanctions for various breaches of the provisions of the law and ordinances and provisions by virtue thereof, and for breaches of the terms of the permit. On the government law memorandum from 2011 – amendment to the Communications Law on the subject of financial sanctions, see Section 1.7.3F.

B.	Wireless Telegraph Ordinance

The Wireless Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies, as part of its infrastructure. Under the Telegraph Ordinance, the establishment and operation of a system using radio frequencies requires a license, and the use of radio frequencies requires designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for designation and allocation of frequencies.

For several years, the Government has been coping with the existing shortage of radio frequencies for public use in Israel (inter alia, due to the allocation of a great many frequencies for security uses), by limiting the number of licenses issued for the use of frequencies, on the one hand, while increasing fees payable in respect of the allocation of frequencies on the other. The shortage of frequencies is also liable to cause difficulties in implementing certain technologies (e.g. advanced technological infrastructures such as LTE – see Section 3.1.5A).

For the allocation of radio frequencies to Pelephone, see Section 3.10.2.

In July 2011, the Ministry of Communications refunded NIS 41.4 million to Pelephone in respect of frequency fees that it had overpaid during 2008, while exercising the right to use 3-G frequencies. When utilizing this right, Pelephone was required to pay the frequencies fee for the period from 2003 until the date on which it exercised its right – i.e. 2008. The Ministry of Communications based the charge on the maximum frequency tariff prescribed in the regulations, as of 2003. During the course of legal action taken by Cellcom and Partner, it was determined that the Ministry of Communications must charge the companies a reduced tariff, gradually increasing from year to year, and charge the maximum tariff only from the fifth year (2008). This amount includes interest and linkage differences in the amount of NIS 5.4 million that were credited to the Income Statement as financing income, and the remainder, deducted from the intangible asset.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

C.	Arrangements Law

The Arrangements Law for 2011 and 2012 was approved by the Knesset in December 2010 and it amended various laws and stipulated additional provisions relating inter alia to the Communications Law and the Wireless Telegraph Ordinance. Most of the amendments linked to Pelephone’s operations are provisions regarding domestic roaming services, a restriction on the exit fee a cellular carrier may collect from subscribers, network neutrality, relaxations on the import of terminal equipment and restrictions on payment for SIM card locking (see Section 3.7..2).

D.	Installations emitting electromagnetic radiation – See Section 3.17.

E.	Consumer Protection Law

During the course of its operations, Pelephone is subject to the Consumer Protection Law which regulates the obligations of an operator vis-à-vis consumers.

F.	Change in interconnect fees (call completion fees)

For details of a significant reduction in the interconnect fees paid to the cellular operator, see Section 1.7.3C.

3.18.2       Pelephone's cellular licenses

A.	General

Pelephone’s general license is valid until September 8, 2022.63

Likewise, in April 2001, the Civil Administration for the Administered Territories granted Pelephone a general license for the provision of cellular services in the Administered Territories. The license is valid until October 30, 2012 and the provisions of the general license granted to Pelephone by the Ministry of Communications are applicable to it.

The following are the main provisions of Pelephone's cellular license:

1.	Under certain circumstances, the Minister is entitled to modify, restrict or suspend the terms of the license, and in certain instances to even revoke it.

2.
The license is non-transferable, and it contains restrictions on the acquisition or transfer (including by way of a charge), directly or indirectly, of control or of 10% or more of any means of control in Pelephone, including an encumbrance on said means of control, unless the Minister has given his consent beforehand.

3.	Pelephone is obliged to provide an interconnect service under equal terms to all other operators and it shall refrain from any discrimination in the implementation thereof.

4.	Pelephone must refrain from preference in the provision of infrastructure services to a licensee a company with an interest (as defined in the license) over another licensee.

5.
Pelephone is not entitled to sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, except for certain deviations stipulated in the license (see also Note 19.5 to the 2011 Financials):

6.	In times of emergency, whoever is statutorily competent shall have the authority to issue Pelephone with certain instructions on its mode of operation and/or manner of provision of services.

7.
The license sets forth the types of payments that Pelephone can collect from its subscribers for cellular services, mechanisms for setting tariffs, reports that Pelephone must submit to the Ministry of Communications and also the duty of serving notice to the Ministry of Communications prior to modifying tariffs. The license also determines the Minister’s power to intervene in tariffs, in certain cases.

63	The text of Pelephone's cellular license is published on the website of the Ministry of Communicationswww.moc.gov.il.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

8.
The license commits Pelephone to a minimal standard of service, including setting up of service call centers, the determination of a maximum period for repair of malfunctions, an accounts collection procedure and protection of the privacy of the recipient of the service.

9.
To secure Pelephone's undertakings and to compensate and indemnify the State of Israel for any damage caused by acts committed by Pelephone, Pelephone is required to furnish a bank guarantee for USD 10 million. The license determines the instances in which such guarantee may be forfeited.

B.	Changes in Pelephone's license

As noted, the Minister is authorized to amend, add to or detract from the conditions of the license. In December 2010 the Ministry of Communications published wide-ranging amendments to the cellular licenses relating to a variety of consumer issues. Following are the main amendments which have a significant effect on Pelephone’s operations:

1.
Receipt of explicit consent from content consumers by means of signature on a service access form. Pursuant to the amendment, new subscribers who fail to note their selection on the form and existing subscribers who have not responded to the form by December 2011, will be blocked by the licensee from receiving content services. This amendment requires that the Company initiate contact with its subscribers in order to receive their signatures on the form. The amendment is likely to have a detrimental effect on service to subscribers who do not manage to sign the form and to harm the Company's revenues accordingly.

2.	Addition of a separate page with the main details of the transaction for the cellular agreement, to be signed by the customer.

3.	Determination of a minimum period of 10 days between the invoice issue date and the actual date on which the customer is debited.

4.
Changes in the customer credit process which determines a rigid period from the date when a customer requests the credit until Pelephone finishes handling the customer’s request, and payment of interest and linkage differences.

5.	Addition of the obligation to actively notify customers regarding their package usage.

3.18.3        Royalties

Pelephone pays royalties to the State of Israel out of its revenues which are liable for royalties pursuant to the Royalties Regulations. For details of an increase in the royalties’ percentage, see Section 1.7.3C.

For 2011, Pelephone paid approximately NIS 48 million as royalties on its current operations in that year.  That same year it paid 1.75% of its liable revenues as royalties. In 2010 Pelephone paid approximately NIS 31 million as royalties in respect of its operating activities in that year, when the percentage of royalties amounted to 1% of its liable revenues. Pelephone also paid royalties alloted against it for prior years (see Section 3.21.1A).

3.18.4        Site construction licensing

Pelephone’s cellular service is provided, inter alia, through cellular sites spread over Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of the cellular services necessitates setting up cellular sites, configuration changes and changes in existing antenna systems.

Pelephone deploys two main types of broadcasting sites and in two tracks: macro sites that require a building permit from planning and construction committees (see reference to NOP 36) and wireless access devices (“access devices”), which are exempt from a building permit in accordance with Section 27 of the Communications Law and Section 266(C) of the Planning and Construction Law, 1965 "(the Exemption Provision”).

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Building permits by power of NOP 36

Licensing the construction of cellular broadcasting sites that require building permits is governed by NOP 36, which came into force in 2002.

The NOP 36 licensing process requires, inter alia, obtaining a number of approvals from government authorities and regulators, including: (a) approval for construction and operation from the Ministry for Protection of the Environment (see Section 3.17.1); (b) approval of the Civil Aviation Administration in some cases; and (c) approval of the Israel Defense Forces.

In addition, under the law, a condition for licensing the construction of a cellular broadcasting facility is that entities requesting permits submit an indemnity note to the local council relating to claims for compensation in respect of impairment of value pursuant to Section 197 of the Planning and Construction Law, and the indemnity will be a full indemnity (100%). At the date of this update, Pelephone has deposited 234 indemnity notes with various local councils in accordance with the law.

Despite NOP 36 in its existing format, Pelephone (and its competitors) encounter difficulties in obtaining some of the required approvals, and in particular approvals from planning and construction authorities.

At the same time, criticism has been leveled at NOP 36 by various entities (including the argument that it is not applicable to 3G frequencies), which has led to a proposal to amend NOP 36 in a number of rounds ("the Proposed New NOP 36A”).

If it takes effect, the wording of the Proposed New NOP 36A/1 will replace the current NOP 36. The new version is stringent and burdensome compared to the current version, and will complicate and impede the process of obtaining building permits for cellular sites. The amended NOP 36 is currently pending government approval.

At the date of preparing the report, Pelephone is aware of an initiative to appoint a joint technical consultant to the Ministry of the Interior and the Ministry of Communications to help review the issue of the new NOP 36/A proposal and the possible deployment of broadcasting facilities.

Access devices exempt from building permits

The second track under which Pelephone sets up broadcasting sites is the access device track. Access devices require specific radiation permits according to the Radiation Law but are exempt from a building permit if they are constructed pursuant to the conditions provided in the Exemption Provision.

Some local authorities have disputed the applicability of the Exemption Order to access devices of a cellular network and its use. Pelephone's position on the applicability of the exemption was accepted in a number of rulings and decisions by local affairs courts and the use of such facilities and the supporting equipment was approved. One decision in the same instance gave an opposite ruling. Appeals have been filed for some of these rulings and decisions, some of which are still pending before the Supreme Court.

On September 9, 2009, the Attorney General summarized his position on the legal issue of access devices whereby the frequencies regulations for access devices which contain the exemption from a building permit for wireless access devices as prescribed in Section 266C of the Building and Planning Law, were duly promulgated by authority and by law. Nevertheless, the Attorney General determined that in view of the legal and factual changes which have taken place over the years since the regulations were promulgated, and in view of their importance, which were discussed and clarified during the team's deliberations and in its report, the arrangement in its present format does not properly balance the interest of efficiency and competition with the interests embodied in the Building and Planning Law. The Attorney General further stipulated that the Ministries of the Interior and Communications shall, by the end of October 2009, file amendments which will prescribe conditions limiting and restricting the applicability of the exemption from a building permit and use of that facility.

On June 16, 2009, the Forum for Cellular Sanity and others filed a petition (this petition was preceded by another petition to local government from July 2008 which centered on the issue of access devices) to the High Court of Justice (“HCJ”) for an order nisito instruct the Attorney General to explain, inter alia, why the State Prosecutor's response regarding Pelephone's application for permission to appeal must not be withdrawn, and to explain why the enforcement instructions issued to the urban claimants by the Attorney General should not be cancelled, whereby indictments are not to be filed or administrative demolition orders to be issued in respect of the erection and operation of cellular access devices without building permits.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

On September 9, 2010, an update notice was sent by the State to the HCJ whereby on September 7, 2010 the Minister of the Interior sent a draft of the Planning and Construction (Installation of a Cellular Wireless Communication Access Device) Regulations, 2010 ("the Access Device Regulations”) for approval to the Knesset Economics Committee. The proposed Access Device Regulations determine highly restrictive conditions for application of the exemption from a building permit for a wireless access device.

In a later update notice sent by the State to the HCJ on September 15, 2010, the State announced that the Attorney General believes, inter alia, that due to the delay in presenting the Access Device Regulations for additional discussion and approval by the Economics Committee, instead of an interim order, a temporary order should be granted for the petitions which will ban the construction, with an exemption from a building permit, of additional wireless access devices used by the cellular licensees to provide cellular services, until the promulgation of access device regulations and until the validation of the basic arrangement stipulated therein. The Attorney General also clarified that the basic arrangement in the access device regulations reflects the desired balance between all the various considerations relevant to the matter and in light of this, if the access device regulations are approved and promulgated and the basic arrangement determined therein takes effect, he believes the HCJ will have no grounds for intervention to include the cellular frequency sector in the access device frequency regulations.

In view of the aforesaid, on September 16, 2010 the HCJ handed down a temporary injunction as requested in the notice of the Attorney General to the government dated September 15, 2010, and it was stipulated that the injunction would be valid until validation of the arrangement determined in the draft access device regulations or until otherwise decided. On February 16, 2011 the HCJ qualified the temporary injunction so as to permit the cellular companies to exchange access devices which were no longer used or which were not in working order, subject to the terms laid down in the HCJ ruling. The temporary order remains in place.

On April 13, 2011, the State submitted a further announcement to HCJ whereby on April 11, 2011, the Tendering Committee announced the two winners of the tender for new cellular operators in Israel. On August 30, 2011, the State submitted a further revised announcement to HCJ, according to which, inter alia, the Attorney General is of the opinion that a decision should be made that the temporary injunction should be restricted under certain conditions to a pre-defined period, until July 31, 2012, with respect to the new operators only. In view of the foregoing, on September 6, 2011, HCJ qualified the temporary injunction it had issued consistent with the conditions put forward by the Attorney General in his response from August 30, 2011. On December 13, 2011, HCJ ruled that the qualifying period of the injunction with respect to Golan Telecom would be until November 6, 2012. A hearing of the petitions has been scheduled for May 23, 2012.Further to the above, it should be noted that on April 28, 2011, another application for an interim injunction was filed by the Forum for Cellular Sanity, asking to prohibit progress for the supply of Fourth Generation broadcasts until a public hearing has been held or a ruling has been handed down on the petition.  On July 3, 2011, HCJ rejected the application on the grounds that the requested relief was too general and far reaching. On November 29, 2011, HCJ issued a ruling to the effect that the Attorney General must submit a further updated announcement by March 1, 2012.

Pelephone believes that if the access device regulations are approved as proposed, the option of using the exemption from the building permit track in order to erect cellular access devices will be restricted to a very significant degree. A restriction of this track, together with the proposed tightening of the terms for construction of base sites in the parallel Proposed New NOP 36A track are likely to lead to noticeable tightening at the level of the obstacles restricting the construction of new broadcasting sites and access devices and even to have an adverse effect on the quality of the cellular network.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Pelephone uses access devices to provide coverage and capacity to highly populated areas. Reducing or preventing use of the access devices track in a given geographical area may have an adverse effect on service in those areas. If it is legally required that sites in a given geographic area be simultaneously demolished, service in that area is liable to deteriorate until substitute broadcasting sites can be built. As at the date of this report, Pelephone operates 499 wireless access devices.

Summary: Pelephone’s ability to maintain and preserve the quality of its cellular services as well as its coverage is based partly on its ability to construct cellular sites and install information equipment, including broadcasting sites. The difficulties encountered by Pelephone in obtaining the licenses and approvals required may have an adverse effect on the existing infrastructure, network performance and on the construction of the additional cellular sites required by the network.

Inability to resolve these issues in a timely manner is liable to prevent the achievement of the service quality targets laid down in the cellular license.

A few sites constructed years ago still lack approvals from the Civil Airport Administration and the IDF, even though applications for the approvals were submitted a long time ago. Furthermore, there are administrative or other delays in some of the building and planning committees in issuing building permits to sites. Pelephone is consequently operating a number of broadcasting sites before obtaining the requisite building permits. Applications for the building permits were submitted by Pelephone to the building and planning authorities and are at various stages of discussion or approval.

Construction of a broadcasting site without a building permit constitutes a breach of the law and in some cases it has led to the issuing of demolition orders of sites or the filing of indictments or instigation of civil proceedings against Pelephone and some of its officers.

At the reporting date Pelephone has succeeded in most of the above cases in refraining from demolition or delaying implementation of the demolition orders as part of arrangements made with the planning and building authorities in order to attempt to regulate the missing licensing. These arrangements did not require an admission of guilt and/or conviction of Pelephone's officers. Notwithstanding, there is no certainty that this situation will continue in future, or that there will be no further cases where demolition orders will be issued and indictments will be filed because of building permits, including against officers.

Like other cellular operators in Israel, Pelephone might be required to dismantle broadcasting sites before the requisite approvals and permits have been obtained, on the dates stipulated in the law.  If it is legally required that sites in a given geographic area be simultaneously demolished, service in that area is liable to deteriorate until substitute broadcasting sites can be built

3.18.5       Antitrust

The document setting out the terms of the merger between Pelephone and the Company includes various restrictions as to cooperation between the companies which were updated in 2010 (see Section 2.16.8E).

3.18.6        Standards

Pelephone conducts routine durability and quality control tests of its facilities. The quality control and supervision do not detract from Pelephone’s responsibility towards its customers for the quality of the services it provides.

Pelephone complies with the requirements of Israeli Standard ISO 9001, 2008 version for mobile radio telephone (cellular) services and it undergoes periodic inspections by the Standards Institute of Israel to confirm compliance with the standard. The current certification is valid until December 2013.

Once a year, an inspection is conducted to ensure that Pelephone's operations comply with the requirements of the standard. The last inspection was in December 2011, and was successful.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

3.19	Substantial agreements

For undertakings to banks, see Section 3.15.2A.

For trust deeds signed with Union Bank Trust Co. Ltd. at the time of issue of debentures, see Section 3.15.2C.

For an agreement with Israel Lands Administration, which expired in December 2010, and the Company is negotiating its renewal, see Section 3.9.2.B.

For agreements with Apple and with Eurocom Cellular Communication, see Section 3.12.1.

3.20	Cooperation agreements

For cooperation agreements with content providers regarding value added services, see Section 3.12.2. For roaming agreements, see Section 3.2.1. For cooperation agreements with cellular operators (Mirs Communications Ltd. and Rami Levi Communications), see Section 3.7.2.

3.21	Legal proceedings

This annual statement contains references and/or updates to legal proceedings amounting to 5% and more of the Group’s net profit from current operations (approximately NIS 130 million and more64) according to the Company's latest consolidated annual statements, and also legal proceedings where the amount claimed was not stated in the statement of claim unless it was a claim which apparently does not meet the above-mentioned quantitative criterion (that is, unless there are additional aspects and/or implications to the proceeding beyond the financial).

As part of its normal course of business legal claims have been filed against Pelephone, including applications for certification as a class action.

3.21.1        Pending legal proceedings

Following are details of the claims whose claimed amounts are material and claims which could have material implications for Pelephone's operations:

A.
In December 2000, the State of Israel filed a claim with the District Court in respect of royalties allegedly owed for the period from January 1994 until February 1996. The amount being claimed is NIS 260 million, including principal, linkage differences and interest. In September 2010 a ruling was handed down against the Company which accepted some of the State’s arguments. The amount the Company was obligated to pay amounted to approximately NIS 150 million, including principal, linkage differences and interest. It was paid in October 2010. Furthermore, in October 2010 Pelephone filed an appeal against the ruling in the Supreme Court.

B.
In September 2001, a claim was filed at the Ramallah District Court by Paltel, the General Public Palestinian Communications Company Ltd., against Pelephone and another company.

The plaintiff alleges that inter alia, the defendants supply cellular communication services to the residents of the West Bank and the Gaza Strip, without a license, thereby violating various provisions of law and prejudicing the exclusive rights of the plaintiff.

The reliefs requested are a permanent judicial injunction preventing the defendants from providing communications services in the areas of the Palestinian National Authority, as well as a financial action for NIS 676 million from Pelephone alone.

At the date of closing this report, the process of serving the claim was halted by the Attorney General and notice by publication which had been sent by registered mail was returned through the Ministry of Justice.

64
In order to examine compliance of claim amounts with this bar, the amounts were linked to the CPI. The amounts noted in this section are the original amounts (without linkage differentials). For the matter of the bar, if similar proceedings are filed against a number of companies in the Group, the claim amount is likely to be examined cumulatively for all the proceedings together. Furthermore, it is clarified that if certain proceedings relate largely to shared legal or factual issues, or it is known that such issues are reviewed or considered together, then for setting the quantitative materiality bar as referred to in these sections, the amount involved is reviewed in all those proceedings together.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

It should also be noted that Pelephone does not recognize the jurisdiction of the court in Ramallah.

Pelephone learnt that the Ramallah court may have given a decision in the claim.

According to the Emergency (Judea, Samaria and the Gaza Strip – Jurisdiction in offense and legal aid) (Territories of the Palestinian Authority – Legal Aid in Civil Matters) Order, 5759-1999, enforcement of decisions given by a court of the Palestinian Authority may only be executed if approved by the Commissioner for Legal Aid at the Ministry of Justice. Pelephone is of the opinion that such a decision – if given – was given without jurisdiction, was contrary to public order and contrary to the provisions of the interim agreement and the Extension of the Effect of the State of Emergency Regulations (Judea, Samaria and Gaza Strip –Jurisdiction in Offences and Legal Aid) Law, 5727-1967.

If an attempt is made to submit this decision for the approval of the Commissioner, or to enforce it in any other way whatsoever, Pelephone will act to prevent such approval and/or enforcement of the decision and/or execution proceedings or their voidance, for the reasons noted above, which were behind the Commissioner's decision to prevent the service of the claim on Pelephone from the outset, as well as that the fact of the claim being heard in the court in Ramallah without service of process in accordance with the Order and agreement, constitutes breach of the agreement and harms the sovereignty of Israel, and that any decision given in such a claim is without effect.

C.
In December 2007, a claim was filed in the Tel Aviv District Court against Pelephone, Cellcom and Partner, together with a motion to certify it as a class action in the amount of NIS 1 billion. The claim relates to radiation damage from cellular antennae which were ostensibly erected unlawfully.

D.
In July 2008, a claim was filed in the Tel Aviv District Court together with a motion to certify it as a class action. The total amount of the claim is NIS 240 million. The claim is for the refund of amounts which the plaintiffs allege was over-collected from Pelephone's subscribers, and is divided into three causes and three separate groups of plaintiffs:

First: an allegation that when making a "dial-on" call from the 144 information service (i.e. continuation of the call to the subscriber whose number was requested, without disconnecting the call), Pelephone charges for airtime also for the time until the called party answers, in ostensible violation of Pelephone's license. The amount claimed for this cause is approximately NIS 24 million.

Second: an allegation that the defendant (Pelephone) collects interest in arrears from a subscriber who is late in paying Pelephone, as well as "rescheduling" interest where payments are rescheduled, in ostensible violation of Pelephone's license. The amount claimed for this cause is approximately NIS 48 million.

Third: an allegation that Pelephone collects payment in respect of a standing order, handling fees for the voucher and commission for payment of a voucher at a service center, ostensibly in contravention of its license. The amount claimed for this cause is approximately NIS 168 million.

E.
In March 2010 a claim was filed in the Tel Aviv District Court together with a motion to certify it as a class action. The total amount of the claim is approximately NIS 4.2 billion and the amount of the claim against Pelephone is NIS 2.1 billion. The applicants argue that Pelephone acts in contravention of its license and the law in that it does not purchase insurance covering its liability for bodily damage arising from exposure to cellular radiation. The application also includes relief requested for an order instructing Pelephone to take out such insurance.

F.
In May 2010 a claim was filed in the Tel Aviv District Court together with a motion to certify it as a class action. The claim was filed against the four cellular companies (Pelephone, Partner, Cellcom and Mirs) where the amount of the claim against each of Pelephone, Partner and Cellcom is NIS 3.68 billion and the total amount of the claim (against the four companies) is more than NIS 12 billion. The applicants argue that the cellular companies are in breach of the following duties: (1) to erect cellular antenna sites of the required scope, proportion and deployment; (2) to check, correct and provide information about the non-ionizing radiation values in cellular handsets after repair, etc.; (3) to warn against the risks involved in how the cellular handset is held. The application includes numerous other declaratory reliefs and applications for writs of mandamus relating to the above matter.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

G.
In August 2010, a claim and a motion to certify it as a class action were filed in the Central District Court against Pelephone. The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels. According to the applicant, Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The application also includes the relief of an order instructing Pelephone to cease charging its customers for the services they use outside Israel, and an order instructing that the moneys collected to date be restituted.

H.
In August 2011, a motion was filed at the Petach Tikva District Court against Pelephone, Cellcom, and Partner, together with an application for its certification as a class action. The amount of the action against the respondents is not specified. The action addresses the charge for calls made overseas when the call time is rounded up to a whole minute, and this, as alleged by the claimant, is contrary to the provisions of the license and in contravention of the law.

I.
In November 2011, a claim was filed in the Haifa District Court together with an application for its certification as a class action. The amount of the action is NIS 285 million. The grounds for the claim are the recording of service conversations by Pelephone customers at the service stations without their knowledge and without terminating the recording when the representative was not with them. Pelephone therefore infringed on their right to privacy.

J.
In November 2011, a claim was filed in the Tel Aviv District Court together with an application for its certification as a class action. The amount of the action is NIS 381 million. The grounds for the claim are the unlawful updating of service tariffs for business customers.

K.
In February 2012, a claim was filed in the Jerusalem District Court against Pelephone, Cellcom, Partner and the Company, together with an application for its certification as a class action. The amount of the action is NIS 361 million. The claim relates to a failure to comply with the provisions of the law with respect to handicapped customers when rendering telecommunication services. In this matter, see also Section 2.18.12.

3.21.2       Legal proceedings that ended during the Reporting Period

A.
In August 2006, a claim was filed in the District Court together with an application for its certification as a class action to refund amounts in respect of the time of disconnecting calls made from a cellular network to the Bezeq or HOT networks; in October 2011 a ruling was handed down dismissing the appeal that the claimants had filed in this action. In this matter, see also Section 2.18.4.

B.
In August 2009, a claim was filed in the Petach Tikva District Court together with an application for its certification as a class action, alleging that Pelephone saves SMS messages sent through the Pelephone network on Pelephone's systems; in September 2011, a ruling was handed down approving the compromise reached by the parties. The compromise settlement stipulates that Pelephone will supply 4 million SMSs to be used by charitable associations, and in addition, Pelephone paid lawyers fees and insignificant ownership expenses.

C.
In August 2009 a claim was filed in the Tel Aviv District Court and an application for its certification as a class action against Pelephone and other respondents in respect of services provided by the respondents and charged for through the cellular phone bill (information sent by SMS). In September 2011, the plaintiff filed an application to withdraw from the action and a ruling was issued approving the application for abandonment.

D.
In October 2009, a claim was filed in the Tel Aviv District Court together with an application for its certification as a class action. The plaintiff alleges that Pelephone was in breach of its license in that it offered benefits for purchase of a handset and refunded competitors' penalties, for a period that is longer than the 18-month commitment period (for 36 months). In February 2012, the court decided to approve the plaintiff's abandonment of the application for certification as a class action.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

E.
In June 2010, a claim was filed in the Central District Court together with a motion to certify it as a class action. According to the application, Pelephone collects payment from its customers for services to which the customers have not requested to subscribe, and transfers their personal information to external suppliers without their approval, which contravenes the agreement and the law. In March 2012 the motion and claim were dismissed further to the plaintiff's request.

E.
In October 2010, a claim and a motion to certify it as a class action were filed against Pelephone and others in the Tel Aviv District Court for the restitution of amounts collected for services provided by respondents Unicell, Telemeser and Select by cellular telephone. In May 2011, the applicants abandoned the application (and undertook not to file it again), with the approval of the court, which validated it as a ruling.

F.
In October 2010, a claim and a motion to certify it as a class action were filed against Pelephone in the Tel Aviv District Court, alleging that Pelephone is acting in contravention of the Consumer Protection Law by failing to provide its customers with a written document containing the details when entering into an agreement for changing or adding to a continuing transaction. In June 2011, the court approved the abandonment of the plaintiff who had filed for certification. For details of similar claims, see also Sections 2.18.7, 4.20 and 5.20.2B.

G.
In January 2011, a claim was filed in the Jerusalem District Court together with an application for it certification as a class action. According to the applicant, he purchased two Samsung handsets but us unable to use them for surfing the Internet even though he purchased surfing services. In February 2012, the court approved the applicant's abandonment of the certification and ordered him to pay court expenses.

H.
In June 2011, a motion was filed in the Tel Aviv District Court against Pelephone, Partner, and Mirs, together with an application for its certification as a class action. The motion refers to the sale of accessories for carrying handsets on the body that do not comply with the instructions of the handset manufacturers and the Ministry of Health with respect to non-ionizing radiation. In addition to the financial relief, additional relief in the form of an injunction to prohibit the sale of these items, or alternatively to publish a warning, is requested. In September 2011, the application against Pelephone was dismissed outright, after the court concluded that there is no firm evidence for the filing of an action against Pelephone.

3.22	Business objectives and strategy

Pelephone’s main strategic objectives are these:

3.22.1	Growth and continued dominance of data services

A.	Increasing revenues from data services by focusing on a target audience, increased marketing of mobile devices, cellular modems (NetStick) and smartphones.

B.        Marketing data (internet) packages.

C.        Increasing data transfer speeds.

3.22.2	Continued recruitment and retention of quality customers.

3.22.3	Increase customer satisfaction

3.22.4	Constant improvement of network infrastructures

3.22.5	Streamlining of operations.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

3.23	Outlook for development in the coming year

In 2012, a number of negative and positive factors are expected to affect Pelephone’s activities, the main ones being:

3.23.1        Entry of new operators and increased competition

The entry of new operators that own infrastructure and MVNOs, as well as regulation designed to ease the movement of customers between companies (see Section 3.7.2), are expected to intensify competition in the market and further erode tariffs and increase the movement of subscribers between the operators.

3.23.2        Cellular network innovations

In 2012, Pelephone expects to continue to invest in the cellular network and solidify its position as the owner of the fastest, highest quality and most advanced network.

3.23.3        Increase in use of services by Pelephone subscribers

Pelephone expects that as a result of the erosion of tariffs and the increase in the number of subscribers using smartphones, there will greater use of data communications and the average number of minutes used per subscriber will increase. At the same time, Pelephone's ability to increase its revenues for this increased use will be limited.

Pelephone's above assessments of developments in the year to come are forward-looking information as defined in the Securities Law. These assessments are based, inter alia, on the state of competition in the cellular sector, the existing regulatory situation and the manner in which innovative changes are implemented in regulation, the Company's assumptions and forecasts with regard to the speed of entry into the cellular market of the MVNO operators, the Company's forecasts in connection with the continued demand for advanced value-added services and the continuation of growth in the number of subscribers using 3G services on the UMTS/HSPA network. These assessments might not be realized or might be realized in a materially different manner from the one already described, depending, inter alia, on the structure of the competition in the market, changes in the consumption habits of cellular customers and regulatory developments in the segment.

3.24	Risk factors

The Israeli market in which Pelephone operates is stable by nature, however, there are risk factors deriving from the macro-economic environment, the unique qualities of the sector in which Pelephone operates, and risk factors that are unique to the Company.

3.24.1        Macroeconomic risks

Exposure to changes in exchange rates, interest rates and rates of inflation – Pelephone is exposed to risks due to changes in the exchange rates, as most of its terminal equipment, accessories, spare parts and infrastructure are purchased in US dollars, whereas Pelephone's revenues are in shekels. An erosion of the shekel against the dollar may affect Pelephone's profitability if it is unable to adjust the sale price in the short term. Pelephone's loans and debentures which are linked to the CPI bear fixed interest so that any change in the interest rate will affect their fair value but not their book value.

3.24.2        Sector risks

A.
Investments in infrastructure and technological changes – The cellular market in Israel and in other countries is characterized by material capital investments in the deployment of infrastructure and in subscriber equipment. The frequent technological changes in infrastructure and terminal equipment and the fierce competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time or to introduce new devices into the market at heavy costs.

B.
Customer credit – Pelephone’s sales to its customers are mostly credit-based. Most of this credit, which is not covered by either insurance or sureties, is exposed to risk. It is noted that the credit is spread among a large number of customers and Pelephone's collection mechanisms are efficient and competent.

C.
Regulatory developments – In the area of Pelephone’s operations, there is a trend to legislate and impose standards on issues such as the environment, increased competition, tariffs, product liability and the methods used for repairing products. These regulations might, inter alia, make it much more difficult to construct cellular sites, impairing network quality, and increasing the costs of services and marketing, which could erode Pelephone's profits. Furthermore, regulatory intervention and the uncertainty it entails may have an adverse effect on Pelephone’s ability to plan its business activity.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

D.
Competition – The cellular market in Israel is characterized by a high degree of saturation, by competition that is likely to intensify as a result of the entry of additional operators, and is exposed to influences due to technological and regulatory developments (see Section 3.7).

E.
Electromagnetic radiation – Pelephone operates hundreds of transmission facilities and sells terminal equipment that emits electromagnetic radiation (see Section 3.17). Pelephone is taking steps to ensure that the levels of radiation emitted by these transmission facilities and terminal equipment do not exceed the levels of radiation permitted in the directives of the Ministry of Environment Protection (levels adopted in accordance with international standards). Even though Pelephone acts according to the directives of the Ministry of Environment, if health risks are found to exist or if the transmission sites or terminal equipment are found to emit more radiation than that allowed in radiation standards, constituting a risk to health, this could have a negative effect caused by a reduction in the use of Pelephone’s services, difficulty in renting sites, compensation claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity that were deposited with the planning authorities with respect to section 197 of the Planning and Construction Law. Pelephone’s third-party liability policies do not currently cover electromagnetic radiation.

F.
Site licensing – The establishment and operation of cellular antennas are subject to building permits from the various planning and building committees, a process that involves, inter alia, a number of approvals from State entities and regulatory bodies. For details of the difficulties encountered by Pelephone in the establishment and licensing of sites, see Section 3.18.4. These difficulties may impair the quality of the existing network and even more the deployment of the new network.

G.
Serious malfunctions in the information systems - Pelephone's information systems are networked throughout the country through designated communications lines and through the internet. Pelephone's business is highly dependent on these systems. Wide scale malicious damage (e.g.: viruses and cyber attacks) or malfunction may adversely affect Pelephone's business and its results.

3.24.3       Pelephone’s risk factors:

A.
Terminal equipment quality – Pelephone might be exposed to losses in the event of malfunctions in the terminal equipment that it sells, including indirect damages that could result from such malfunctions.

Property risks and liabilities – Pelephone is exposed to various property risks and liabilities. Pelephone employs the services of expert professional external insurance consultant in this field. Pelephone has insurance policies which cover the usual risks which Pelephone is exposed to within the limits of the conditions of such policies, including various forms of property insurance and liability insurance, loss of profits, third party liability insurance and officers’ insurance. However, its policies do not cover some types of risk, including certain faults arising from negligence or human error, radiation risks, terror, etc.

B.
Serious malfunctions in the communications network – Pelephone’s communications network is deployed around the country through network core sites, antenna sites and other systems. Pelephone’s business is totally dependent upon these systems. Wide scale malicious harm or malfunction might adversely affect Pelephone’s business and results.

C.
Damage by natural disasters, war, catastrophe - damage to the switching farm and/or servers used by Pelephone for its core activities could have an adverse effect on Pelephone’s business and its results.

D.
Legal proceedings – Pelephone is a party in legal proceedings, including class actions, which will possibly result in it being charged for material amounts that cannot presently be estimated and generally no provision has been made in Pelephone’s financial statements for these proceedings. Class actions may reach high amounts, since approximately one third of the residents of Israel are Pelephone consumers, and a claim relating to a small amount of damage to a single consumer may grow into a material claim against Pelephone if certified as a class action applicable to all or a large proportion of those consumers.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

E.
Pelephone uses two frequency ranges: 850 MHz and 2100 MHz. In certain situations Pelephone's frequency inventories might not be suited to the implementation of new technologies emerging in the cellular communication sector in a manner which could make it difficult for Pelephone to implement them. This would have having an adverse effect on Pelephone's competitive status, since the other licensees have a different frequency inventory, some of which might suit those technologies and on the difficulties entailed by the allocation of new frequencies (see Section 3.18.1B). Furthermore, the frequencies are exposed to interference and could impair service quality of networks operated by Pelephone. The factors that could cause interference include the fact that the 850 MHz frequency is also used for terrestrial television broadcasts, television stations broadcasting in the Middle East on the same frequency, causing interference in Pelephone’s 850 MHz UMTS/HSPA network.

Below is a chart grading the effect of the above-mentioned risk factors on Pelephone's operations, as assessed by Pelephone's management. It should be noted that Pelephone's assessments of the effect of a risk factor reflect its effect based on the assumption that the risk factor will be realized. Nothing in the aforesaid expresses an assessment or gives weight to the chances of such a realization. The order in which the risk factors appear above and below is not necessarily in accordance with the extent of the risk.65

Effect of risk factor on Pelephone’s activities as a whole
Risk factors	Major	Moderate	Minor
Macro-economic risks
Exposure to changes in the exchange rates, interest rates and inflation		X
Sector risk
Investments in infrastructures and technological changes	X
Customer credit		X
Regulatory developments	X
Competition	X
Electromagnetic radiation	X
Site licensing	X
Severe malfunctions in information systems	X
Pelephone’s risk factors:
Quality of terminal equipment		X
Property risks and liabilities			X
Severe malfunctions in the communications network	X
Natural disasters	X
Legal proceedings		X
Restrictions applicable to frequencies and disturbance in frequency use		X

The information contained in Section 3.24 and Pelephone's assessments of the effect of risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Pelephone's assessments of the market situation and its competitive structure. With regard to possible developments in the market and in the Israeli economy, the actual results are likely to be materially different from the above assessments if there is a change in one of the factors taken into account in making them.

65	See footnote 59.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

4.	Bezeq International – international communication and internet services

4.1	General

4.1.1          Structure and changes to area of operations

Bezeq International operates in a number of key areas: supply of ISP services; supply of international telephony services; domestic internal telephony services, based on a VoB infrastructure; supply of NEP services; supply of ICT (infrastructure and communication systems) and data services.

The international telephony services of Bezeq International, similar to those of the international operators which are its competitors, are supplied mainly via the Company's domestic network and that of HOT, and the cellular networks, for connecting the subscriber to the international exchange.

4.1.2          Legislative and statutory restrictions applicable to Bezeq International

The areas of operation of Bezeq International are primarily regulated by the Communications Law and its regulations, and the communications licenses awarded to Bezeq International (see Sections 4.17.1 and 4.17.2). Moreover, Bezeq International is subject to consumer legislation.

For the key regulatory developments applicable to Bezeq International, see Section 4.17.6.

4.1.3          Changes in the sector’s volume of operations and profitability

For information regarding changes in the scope and profitability of Bezeq International's operations, see Section 1.5.4C.

4.1.4          Market developments and customer characteristics

The international call market in Israel has in recent years been characterized by a decline in call volume – in 2011 the volume of call minutes (incoming and outgoing) declined by an average of 4.4%. In 2010 an average decline of 5% was recorded compared to 2009.

In the internet market in 2011, there was a continuation of the trend toward a slowdown in the growth rate in light of the high penetration percentage (approximately 73% of Israeli households are connected to the internet), alongside a rise in surfing rates used. As a rule, an increase in demand for higher surfing speeds requires an increase from time to time in the capacity operated by Bezeq International on the submarine cable that it owns (Jonah cable) and the international capacity in which it acquired usage rights  (for details of other infrastructure providers of Bezeq International, see Section 4.12.2).

4.1.5          Main entry and exit barriers

A.
The main entry barrier in the international call market is the requirement for a license under the Communications Law and investments in infrastructure (the volume of investments in infrastructure is lower than the volume of investments in a domestic carrier or cellular infrastructure), which is affected by frequent technological changes. However, change in the licensing policy, as set forth below, and expansion of the use of VoIP technology in this field, significantly reduces the effect of these barriers.

B.	The main entry barrier into the data and internet services market stems from investments in infrastructure (international capacity, access to the internet network and broad service network).

C.
The main exit barriers for these markets stem from long-term agreements with infrastructure suppliers and from investments that require long periods of time to provide returns. Furthermore, Bezeq International is committed to providing service to its customers throughout the period of their contract.

4.1.6          Substitutes for Bezeq International products

In the international call market, the use of VoIP technology enables transfer of international calls over the internet, for other users of this technology, as well as for TDM network users, through the use of software products (such as Skype) and services of overseas communication providers. The attractive cost of using these services leads to a steady growth in the number of users, and as a result – a decline in the revenues of Bezeq International. Furthermore, some service providers operating in the international call market do not have a license (illegal operators) and therefore are not subject to the restrictions imposed on Bezeq International by power of the license and the provisions of the law.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

4.1.7          Structure of competition and changes in the sector

A.
In the first year of its operation, from June 1996 to July 1997, Bezeq International was the exclusive provider of international telephony services in Israel. By 2004 other international carriers had entered the market, some of which subsequently merged. At present six international carriers operate in the international telephony arena (of which the most recent, HILAT – Israel Telecommunications Company Ltd., received it license in September 2011).

B.	To date, about 70 companies have received licenses to provide internet access, five of which have international operator (ITS) licenses.

C.
During the fourth quarter of 2008, Partner entered the arena of internet access and IP-based content and telephony operations and began marketing its products to the general public on January 1, 2009. This meant that Partner became a competitor in the markets in which Bezeq International operates. On March 3, 2011, Partner announced the completion of a transaction from October 2010 for the acquisition of shares of 012 Smile, which is also an ISP (see also Section 4.17.6.A.).

D.
In December 2010 Hot-Net obtained a special license to provide ISP services and on February 15, 2012, it began to supply internet access services to private subscribers. Bezeq International is preparing for the new competitor's activity – see Section 1.7.1C.

E.
For details of Partner’s transaction for the acquisition of 012 Smile and of completion of the Cellcom-Netvision merger, see Section 1.7.1B. The completion of the transactions is likely to have implications on the markets in which Bezeq International operates. For the entry of cellular operators into the international call market, see Section 4.17.6A.

4.2	Products and Services

Below are details of the main products and services provided by Bezeq International.

4.2.1          Internet services

In the internet services sector, Bezeq International provides internet access services for private and business customers, including terminal equipment and support, with an emphasis on broadband internet based on ADSL or cable infrastructures; hosting services – site storage and server services in a designated installation for business and private customers, including value-added services (such as monitoring and control); information security services, services securing customers’ internet and LAN connections using the required terminal equipment or software, including monitoring; data services with international data communication IP solutions for business customers, including global deployment if necessary; and wireless (WIFI) access – fast wireless access solutions for private and business customers, including in various public locations (hotspots).

4.2.2          Voice (telephony) services

In the voice services sector, Bezeq International provides international direct dialing (IDD) services to business and private customers; toll-free number services for business customers overseas; international call routing and completion services (hubbing) – transfer of international calls between foreign communication providers (worldwide), telephone card services enabling prepaid and postpaid dialing from Israel, for business and private customers; and the 1809 service for dialing from Israel to other countries. Bezeq International also provides domestic telephony services by means of VoB (Voice over Broadband) access.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

4.2.3          International data services

Supply of international data communication solutions for business customers includes customized global deployment.

The customer is able to choose from a range of the most advanced data communication methods through the submarine cable deployed by Bezeq International (on this, see Section 4.7.4) and the optic cables deployed from Israel to Europe for which Bezeq International has long-term usage rights and business partnerships with leading global telecom providers such as BT, which make available to their customers their sophisticated global network services.

4.2.4          ICT solutions for business customers

Bezeq also provides ICT (Information and Communication Technology) solutions for business customers; as part of an overall ICT solution for a business Bezeq International provides broad communications services, including international data and communication services, server and site hosting services, technical support and maintenance services, network and system services, outsourcing and out-tasking services, security and risk management solutions, managed IP services, and advanced, unique cloud computing services.

4.2.5          PBX services

Bezeq International markets and maintains communication systems in the Israeli market, exchanges, telephony networks and IP communications. As part of the service contracts, Bezeq International supplies direct maintenance of a range of exchange manufacturers. The services are given to gateways, exchanges and network end points (NEP) designated for use with both internal and external lines.

4.3	Revenue

Bezeq International’s revenue (in NIS millions):

	2011	2010	2009
Revenue from international carrier services	413	501	502
% of total revenue	30.51%	36.30%	38.10%
Revenue from internet and communication services for businesses (ISP, ICT, data)	941	879	816
% of total revenue	69.49%	63.70%	61.90%
Total revenue	1,354	1,380	1,318

4.4	New Products

In January 2009, Bezeq International inaugurated a new data center, in addition to the Company's existing data center (IDC), which hosts thousands of servers, and in September 2011 it inaugurated the second part of the center which will enable it to provide hosting services for many more customers.  The establishment of the center is part of Bezeq International's strategy to become well established in the business sector, especially among small and mid-sized businesses which now prefer to use outsourcing for their IT requirements and prepare to be at the forefront of the cloud computing sector.66 The new server farm established by Bezeq International is a "green" farm based on energy saving infrastructures. The farm applies Bezeq International's advantages as a leading internet provider in Israel by being directly connected to the backbone of the company. In this way, customers can benefit from maximum flexibility in managing their bandwidths and from a wide range of sophisticated services such as server hosting and management, virtual servers and a range of managed services – backup, information security, attack prevention, monitoring, statistics construction, overseas Israel traffic distribution, groundbreaking broadband service, FTP file transmission services and more.

66
Cloud computing – supply of IT services via the Internet when all the customer’s computer systems, including applications, data and equipment, are located at and operated by the service provider in a way that reduces the costs of purchasing and managing computer systems.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In December 2011, Bezeq International began to operate another data center in Jaffa, which until that time was operated by the Company. Bezeq International will use the state-of-the art, protected data center in Jaffa to offer its customers a broader range of communications, computing and hosting services.

4.5	Customers

Bezeq International has no customer whose revenues constitute 10% of its revenue. Below is a breakdown of revenues from private and business customers:

NIS millions	2011	2010	2009
Revenue from private customers	540	523	520
Revenue from business customers	813	857	798
Total revenue	1,354	1,380	1,318

4.6	Marketing, distribution and service

4.6.1          Marketing

The marketing department coordinates all the operations for a number of permanent suppliers, among them advertising companies representing Bezeq International, which are used by Bezeq International to remain in contact with the advertising media (television, internet, radio and the daily national press), production and post-production companies (this changes depending on the requirements of each campaign), design and printing companies, and sales promotion companies. Bezeq International believes that the loss of contact with any of its permanent advertising or marketing suppliers will have no significant effect on its marketing and distribution channels.

4.6.2          Private market sales channels

A.	Telephone recruitment and retention centers for internet and telephony service customers.

B.	National direct sales setup conducting door-to-door operations, operating points of sale and managing customers.

C.	Technical support and service centers for customers by means of telephone service and support centers.

D.	Distribution channel setup including external centers and field systems for resellers and dealers.

E.	Sale of Bezeq International services by the Company in the form of joint service bundles (see Section 1.7.2B).

4.6.3          Business market sales channels

These channels include customer recruitment centers, business service and solution centers, and customer managers according to customer type (SMB, SME customers designated for outsourcing transactions, etc.).

4.7	Competition

The main characteristic of market competition in 2011 was the merging of communication groups and offering of comprehensive services and products – see Section 1.7.1.

Competition is characterized by a particular trend of tariff erosion.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

4.7.1         International telephony services

A.
At the end of 2011 there were six competitors in the market: 014 Bezeq International, 013 Netvision, 012 Smile, 018 Xfone, HILAT – Israel Telecommunications Company Ltd., and Telzar International Communication Services Ltd.

Bezeq International estimates that its market share in outgoing international calls from customers is approximately 30% compared to a market share of approximately 30.7% at the end of 2010.

Bezeq International's assessment of its share of the outgoing customer calls segment at the end of 2011, as well as its estimate that 50% of households make overseas calls at least once a month, are based on market surveys that were conducted by an outside survey center. The market segment reflects the results of studies on the percentage of callers using Bezeq International from the entire surveyed population who make overseas calls.

B.	General characteristics of competition in 2011

1.	A decline in call minute volume (see Section 4.1.4).

2.	About 50% of households make international calls at least once a month.

3.	The competition centers on various sectors of the population.

4.	The product is a commodity.

5.	The fierce competition and penetration of VoIP technology (such as Skype) increase competition for customers.

4.7.2          Internet access services

A.
There are a number of competitors in this market, including Bezeq International, 013 Netvision which merged with Cellcom, 012 Smile, Partner, which announced that after completing its acquisition of 012 Smile it will merge its operation in this sector with 012 Smile (as described in section 1.7.1B) and two minor niche players whose share is not material. Moreover, in December 2010 an ISP license was granted to HOT-Net, which on February 15, 2012, began to supply internet access services to private subscribers. Bezeq International is preparing for the activity of the HOT Net (see Section 4.1.7D).

Bezeq International believes that its market share in the internet services sector is 37.5% compared with a market share of 35.9% at the end of 2010.

Bezeq International's estimate of its market segment in the internet access sector is based on a calculation of the ratio between the number of subscribers it has, and the total number of ISP subscribers (based on public data for the Company and HOT).

B.	General characteristics of competition in 2011

1.	High penetration – approximately 73% of households in Israel are connected to the internet.

Bezeq International's estimate of the rate of internet penetration in Israel is based on the number of infrastructure customers relative to the entire population (households) in Israel.

2.	There are two alternatives for customers in the market: Bezeq's ADSL and the HOT cable infrastructure.

3.
HOT frequently cooperates with Bezeq International’s direct competitors. In addition, as noted above, in February 2012, HOT entered independent internet access operations through its subsidiary, HOT-Net

C.	Developments in 2011

1.
Since August 2011, Bezeq International has offered service bundles without a commitment period and since November 2011, exit penalties for existing customers have been reduced to 8% of the monthly bill multiplied by the number of months remaining until the end of the commitment period, insofar as there is one.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.	Continued slow-down in the growth rate of high-speed internet compared to previous years.

3.
Upgrade of the internet infrastructures (Bezeq and HOT) and increased speeds offered to customers – Bezeq's NGN network and HOT's UFI network (DOCSIS 3.0) enables internet access providers and infrastructure providers to offer a range of speeds from 10MB through 100MB.

4.	Strengthening of the trend of selling service bundles.

5.	Continuation of the trend toward a rise in the sale of value-added services.

6.	In view of the market saturation, an emphasis is placed on strengthening customer loyalty.

7.
In January 2012, Bezeq International launched the Power NGN network, a high-speed internet access network which relies on the advanced technology capabilities of the new submarine cable (Jonah cable) that it owns, together with new, state-of-the-art core and access systems that it operated.

4.7.3          Communication solutions for the business sector

With the aim of increasing revenues from business customers, Bezeq International continues to supply ICT (Information Communication Technology) services, providing full solutions in areas such as system, networking, IT, hosting, voice, data, ISP, wireless (wireless networks), and cloud computing.

The solution is a full solution model for the customer, which does not rely on outside suppliers and a single contact person, who bears full responsibility for the process and deals with the customer (one supplier, one responsibility).

A.
ICT – In this sector Bezeq International is facing new competitors, such as Binat, Taldor, and IBM. In 2011 Bezeq International continued to establish its position in the ICT market and gained recognition and accreditation, as well as considerable admiration and prizes for its technical and business excellence and leadership from leading providers in the market.

B.
NEP services - The traditional field of telephone exchanges is characterized by a large number of competitors and by fierce competition which has given rise to an erosion of service prices. The most prominent competitors are Tadiran, Eurocom, GlobeCall and Tel-Yad. Data communications and IP telephony (adapting switchboards and terminal equipment to IP technology) is characterized by the entry of new players from the IT world. These are companies such as Binat, Teldor, Malam Team and IBM. These companies are substantially different from traditional NEP companies and are on a higher technological level. Telecommunication companies are also conglomerating and new operators are entering the market with the intention of providing customers with total communications solutions such as telephony, transmission, data communications, internet, and information security.

4.7.4          International communications infrastructure

A.
During December 2011 Alcatel-Lucent Submarine Networks successfully completed the laying of the sea-bed optical fiber communications cable between Israel and Italy, for Bezeq International, which has started to use it commercially.

International capacity will pass through the submarine cable, of the kind consumed by Bezeq International until now from Med nautilus (see section 4.12.2), and will serve the Company and its various customers, in addition to the capacity on the Med Nautilus network in which Bezeq International purchased usage rights.

B.	During January 2011, Tamares Ltd. announced completion of laying a sea-bed cable between Israel and Cyprus and the purchase of continuing capacity to Western Europe.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

C.
On November 3, 2011, the Ministry of Communications published a hearing concerning regulation of the submarine cable sector from Israel.67 The decision of the Ministry of Communications on this matter could affect the activities of Bezeq International in sales to this market.

4.8	Seasonality

In general, the revenues and profitability of Bezeq International are affected in a minor way by the seasons and holidays. There are seasonal fluctuations in the following services:

•	Voice services for the business sector – decrease in August and during the Passover / Tabernacle holidays.

•	Voice services for the private sector – increase in the summer months and towards the end of the Gregorian year.

•	Internet services and NEP equipment – increased sales usually achieved in the fourth quarter.

•
Internet services for the business sector – a decrease in the summer months owing to the closure of educational institutions (customers in this sector are not billed for the internet services to which they subscribe during the summer vacation).

4.9	Property, plant and equipment

Towards the end of 2004, Bezeq International signed an agreement with Veraz to purchase SoftSwitch switches, which, during the course of 2005, replaced the Alcatel S-12 voice switches (at this stage, these switches are still being used as a non-substantial component in Bezeq International’s voice service systems). These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network (IN), which was also replaced in 2005 and again in 2010 as part of the upgrade of its voice setup.

Bezeq International’s technological infrastructures, which support voice, data and internet setups, are deployed in five sites, inside and outside Israel, to provide services with high survivability.

Bezeq International has a long-term lease for the two main structures in which it is based, for average periods of 6 years until 2016.

For details of the submarine cable, see Section 4.7.4.

4.10	Intangible assets

For details of the communication licenses by power of which Bezeq International operates, see Section 4.17.2.

4.11	Human resources

Following are details of the number of persons employed by Bezeq International (employees of the company, outsourced employees in 2010 and 2011:

	Number of employees
	Dec. 31, 2011	Dec. 31, 2010
Head office employees	1,209	968
Sales and service representatives	1,053	1,144
Total	2,262	2,112

67
On October 11, 2011 the Antitrust Commissioner declared Mediterranean Nautilus a monopoly in the provision of two-way international transmission over optical fibre, in segments between the landfall point in Israel and the first landfall point abroad.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Organizational structure

Below is a chart depicting the organizational structure of Bezeq International.

Board of Directors
CEO
Internal Auditor
Legal Counsel
Spokesperson
Business Solutions
Marketing
Private Sales and SOHO
Global Buisness
Information Technologies
Finance, & Regulation
Human Resources

All Bezeq International employees have standard personal contracts based on their professions and the positions they fill. The salary structure for some of them contains a component of performance-linked commissions and incentives.

Conditions of employment agreements vary depending on the nature of the position. Service and sales representatives are mostly paid on an hourly basis, and some of them are entitled to commissions on sales made and/or bonuses for meeting service and/or sales targets. This also includes employees (technicians) whose work hours are often difficult to supervise, and some of them are entitled to sales commissions and bonuses for meeting targets. Some of the HQ employees who receive a monthly salary are paid a global supplement for overtime. Employees receive social supplements that vary depending on their position and rank within the organization. The advance notice period is usually one month. The employment agreements include non-competition and confidentiality clauses.

Bezeq International invests resources in professional training in accordance with the type of employee and the field in which he or she operates, such as technological training and qualification, manager development courses and more.

4.12	Suppliers

4.12.1        Foreign operators

Bezeq International has cooperation agreements with 180 foreign operators for 240 destinations worldwide.

4.12.2       Capacity suppliers

Bezeq International is dependent upon the Company for domestic capacity, and upon Mediterranean Nautilus Limited ("Med Nautilus"), which until it began to use the Jonah cable that it owns (see Section 4.7.4), supplied it most of the international communications infrastructure it required, through a submarine cable running from Israel to Europe. From there onwards, Bezeq International uses other infrastructure for connecting to the rest of the world.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Under its agreement with Med Nautilus, Bezeq International purchased indefeasible rights of use to a particular non-specific part of the communication capacity transferred by the undersea cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2017 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use a one-time payment shortly before the date on which it started using the capacity. During 2011, Bezeq International entered into an additional agreement with Med Nautilus to extend and regulate use of its international transmission infrastructure. Bezeq International is not restricted in the use it makes of the capacity and it may sell its rights, in whole or in part, to third parties. Bezeq International has the option of ceasing its use of the capacity, in whole or in part, at any time.

Bezeq International is dependent upon the Company as an infrastructure supplier.

4.12.3        Downstream infrastructure and maintenance of the Jonah submarine cable

Pursuant to approval from Bezeq International's board of directors, on October 31, 2010, and approval from the Company's board of directors on November 1, 2010, at the beginning of November Bezeq International entered into a turnkey agreement with Alcatel-Lucent Submarine Networks for the laying of a submarine optic communication cable between Israel and Italy. In 2011, Bezeq International purchased indefeasible rights of use in a continental infrastructure which links its points of presence to its sites in Western Europe.

Upon completion of the laying of the cable, in December 2011, Bezeq International entered into agreement with the MECMA consortium for maintenance of the cable.

4.13	Working Capital

4.13.1        Inventory policy

Bezeq International holds inventories for sale and for maintenance, including computer, communications and switchboard equipment. The period for holding inventories derives from the sales and service policy requirements. Based on these requirements, Bezeq International holds stocks according to various categories for periods of 3-4 months on average. The Company's inventory policies aim to hold sufficient inventories for the Company's average requirements as set forth from time to time, with flexibility for unusual cases, based on the nature of the use of the item and its price. Orders from suppliers are placed taking into account past demand and projected forecasts.

4.13.2        Credit Policy

A.	Customer credit

1.	Most of Bezeq International's customers have credit terms of EOM + 45.

2.	Equipment sold to internet customers is usually billed in 24 installments.

3.
As part of the NEP services, Bezeq International makes sales to its customers through payments in many installments. In this way, Bezeq International gives its customers credit, which they repay in installments. To reduce the exposure which might derive from long-term credit to its customers, Bezeq International checks their financial resilience, sets ceilings for the maximum credit available to customers and registers a charge over the equipment sold, pending full repayment of the credit.

B.	Supplier credit

Bezeq International receives credit from its suppliers for 30 to 120 days (usually 90 days). Below is a table depicting credit for customers and suppliers in 2011:

	Credit in NIS millions	Average credit in days
Customers*	426	99
Suppliers	209	95

* Net of doubtful debts

Chapter A (Description of Company Operations) of the Periodic Report for 2011

4.14	Investments

4.14.1        Walla Communications Ltd.

See Section 2.16.8.F.

4.14.2        B-Zone Partnership

On October 23, 2006, Bezeq International entered into an agreement with 2+ (Two Plus) Wireless Solutions Ltd. (2+) for the establishment of a general partnership called B-Zone (the “Partnership”)and to set up, support and manage wireless browsing networks in public areas, enabling connection to the internet and collecting payment from the end-user.

4.14.3        Bezecom

On December 21, 2006, Bezeq International signed an agreement with DSNR Communications Ltd. for the establishment of a joint company, under which Bezecom Ltd. was established in January 2007. The purpose of Bezecom is to provide communication services to end-users worldwide, inter alia through a unique communications solution to provide telephony services.

It should be clarified that Bezeq International has no significant investment activity in investees, partnerships and ventures that are not subsidiaries and investments in other operations. B-Zone’s and Bezecom’s joint ventures are insignificant to the operations of Bezeq International or the Group.

4.15	Financing

4.15.1        General

As of the date of this report, Bezeq International has no liabilities to banks and is not using its approved credit line. The source of Bezeq International's finance in recent years has been a positive cash flow from operating activities. At the beginning of December 2011, the Company signed a loan agreement with Bezeq International, according to which the Company received a loan in the amount of NIS 160 million, to be repaid in five equal, annual installments of principal and interest beginning December 2012.

4.15.2        Bank guarantees

In accordance with the requirements of the Ministry of Communications, Bezeq International provided a bank guarantee of NIS 9.4 million and NIS 1.5 million to fulfill all of the conditions of the license for provision of international telecommunications services. As at the publication date of the statement of financial position, Bezeq International has provided additional bank guarantees in order to meet the contractual commitments it has made in bids for tenders, and legal proceedings, amounting to NIS 16.3 million.

In accordance with the requirements of the Ministry of Communications, Bezeq International provided a bank guarantee in the amount of NIS 10 million to fulfill all of the conditions of the exclusive general license for providing domestic fixed line telecommunication services to B I P Telecom. Solutions Ltd., a subsidiary of Bezeq International.

4.16	Taxation

At December 31, 2011, Bezeq International has carried forward capital losses of NIS 19.2 million.

In addition, Bezeq International has tax assessments that are deemed final through 2005, inclusive.

In December 2010, the income tax authority embarked on a tax assessment and deduction assessment audit for 2006 – 2008 of Bezeq International. During December 2011, Bezeq International reached a tax deduction assessment arrangement for 2006-2007.

See also Note 8 to the 2011 Financials.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

4.17	Restrictions and supervision of Bezeq International's operations

4.17.1        Legislative restrictions

Under the Communications Law, implementation of telecommunications operations and provision of telecommunications services, including international telecommunications services and internet access services, require a license from the Minister of Communications. The Minister is authorized to amend the terms of the license, add to them or detract from them, while taking into consideration, inter alia, the government’s telecommunications policy, interests of the public, compatibility of the licensee with the provision of services, contribution of the license to competition in the telecommunications industry, and the level of service therein.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued by virtue thereof, and for violation of the license terms.

A recently introduced amendment to the provisions of the Communications Law permits the Minister of Communications to prescribe telecommunications services that do not require a license.

In view of these provisions of the Communications Law, all Bezeq International's telecommunications services are provided by power of the provisions of the licenses granted to it and pursuant to the terms therein, as set forth in Section 4.17.2.

4.17.2        Licenses

A.	International Telecommunications Service (ITS) license68

In providing voice (international telephony) and data services, Bezeq International is operating in accordance with its ITS license which is valid until 2022. The provisions of the license stipulate, inter alia, the manner of setting its tariffs for its services, updates and payment collection.

B.	Special general Domestic Carrier license

On February 8, 2009 the Minister of Communication granted an exclusive general license for the provisions of domestic telecommunications services to B I P Telecom. Solutions (LP), a subscriber of Bezeq International, which allows it to provide domestic telephony services via broadband internet access (VoB). On August 2, 2009, Bezeq International started providing these services to private customers and on December 30, 2009 (after the Ministry of Communications determined that the company's market share in the area of domestic telephony for the business sector had dropped below 85%) this license was amended so as to permit Bezeq International to provide the services to business customers (subject to the limitation on infrastructure through which the services are provided).

C.	Special license for the provision of internet access services

On August 10, 2009 Bezeq International received a special license to provide internet access services (ISP). The services Bezeq International is permitted to provide under this license had hitherto been provided under an ITS license. The provision of an internet license puts Bezeq International on a footing level with that of all the other ISPs who operate under a similar license. The license is valid until August 29, 2014.

D.	NEP license

On December 31, 2006 the Ministry of Communications confirmed the transfer of the NEP license from BezeqCall (a company subsidiary which had engaged in the provision of NEP services) to Bezeq International, following their merger. Since the merger date Bezeq International has provided NEP services by power of this license. On April 30, 2010, its NEP license was extended until April 30, 2015.

68	The text of the international carrier license is published on the Ministry of Communications website at www.moc.gov.il.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

4.17.3        Interconnect payments

For interconnect fees paid to Domestic Carriers and cellular operators, including the reduction of interconnect fees to cellular operators from 2011, see Section 1.7.3C.

 4.17.4       Royalties

Pursuant to its licenses and the royalties regulations, Bezeq International pays royalties to the State of Israel out of most of its revenues from the provision of international call and point-to-point line services and domestic telephony services, net of permitted expenses and excluding revenues from the customers determined in these regulations.

In 2010 the percentage of royalties from its liable revenues (as defined in the regulations) was 1%, and Bezeq International paid royalties totaling NIS 2.3 million for that year. In 2011 the percentage of royalties from liable revenues was 1% and Bezeq International paid royalties totaling NIS 3.4 million for that year (NIS 1.6 million for closing the dialing cards dispute from 2001).

4.17.5        Standards

Bezeq International holds ISO 9001:2000 certification for quality management systems and ISO 7799 certification for information security management systems issued by the Standards Institution of Israel.

4.17.6        Key regulatory developments

A.	Gronau report and amendment of the international carrier license regulations in the matter of the entry of cellular operators into the international calls market

For the Gronau report recommendations and their adoption by the Minister of Communication, see Section 1.7.3A. The adopted recommendations included the following recommendations in respect of the international call sector: (1) The tariff for international calls from a cellular handset will be set by the international call company which pays interconnect fees to the cellular operator in accordance with the Interconnect Regulations (see sub-section D); (2) this change will enable the entry of entities connected to the cellular operators to enter the international call market.

On February 28, 2011 an amendment to the international carrier regulations was published, canceling the limitation concerning "considerable influence" in an international carrier by a cellular operator. Instead of that limitation, the regulations now state that by the date on which a virtual cellular operator (MVNO) starts operation or by the end of 2012, the earlier of the two, the holding of considerable influence by a cellular operator in an international carrier shall be subject to structural separation limitations, including separation of the management and assets of the companies, limitations on hiring shared employees, transfer of commercial information between the companies, and a ban on discrimination in favor of the cellular operator affiliated with the international operator over other license-holders. According to an announcement made by Partner on December 21, 2011, in view of the start of operations by an MVNO, 012 Smile's operations will no longer be managed separately from those of Partner.

Bezeq International believes that the entry of the cellular operators into the international call market, particularly if they exploit their power as cellular operators in order to strengthen their standing in the international call market, is likely to have a materially adverse effect on the company's market share in this arena. This belief is forward-looking information, based inter alia on the competition structure in the international call market. This belief might well not materialize or materialize partially. For more details regarding this matter, see also Partner’s purchase of 012 Smile and completion of the Cellcom-Netvision merger – Section 4.1.7E.

B.	Amendment to the licenses of Bezeq International and B.I.P. – sale of service bundles

Concerning the permit granted to the Group companies to market joint service bundles to private market customers, see Section 1.7.2B. In August 2010 the company began selling joint service bundles which include Bezeq International's internet access services.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

For the hearing taking place at the date of this report in connection with the marketing to business customers of joint service bundles of the Company and its subsidiaries, see Section 1.7.2B.

On possible changes following the Hayek Commission, see Section 1.7.3.

C.	Hearing in the matter of regulation of the market structure for internet services on a cellular network

In respect of the hearing in connection with the separation between an infrastructure supplier and cellular internet access, see Section 3.7.2C. Bezeq International believes that if this separation is effected, it is likely to have a materially positive effect on Bezeq International's businesses.

D.	Change of tariff structure for overseas calls from a cellular network

On October 31, 2010 the Ministry of Communications decided to adopt the Gronau Commission’s decision and impose on international calls made from Israel on a cellular network the arrangement applicable to overseas calls made from a fixed line, whereby a consumer dialing abroad from a cellular network is billed only by the international operator which pays the cellular operator for transferring the call, in accordance with the tariff set in the interconnect regulations. The decision further stipulated that the international operator may not increase the price of making an international call to a subscriber dialing from a cellular network over and above the price of a call to the same destination from a fixed-line network, plus the difference between the interconnect charge to a cellular network and the interconnect charge to a fixed-line network. The amendment which is applicable to the ITS and cellular licenses, took effect on August 1, 2010.

On November 1, 2011, the interconnect charges for the cellular operators were reduced, and on January 1, 2012 they were further reduced, in the format determined in the regulations (see Section .1.7.3C).

E.	Hearing in the matter of providing broadband telephone service to subscribers outside Israel

On December 1, 2011, the Ministry of Communications published a hearing that had been published in March 2010 on this matter, permitting the provision of VOB service to a (general or special) Domestic Carrier's subscriber who is outside Israel by means of an Israeli number. Cellular companies will only be permitted this service when their subscribers are abroad. According to a resolution passed by the ministry, the licenses will be amended accordingly in the near future. This decision may have a positive effect on the business of Bezeq International.

F.	Hearing in the matter of regulation of the provision of broadband telephone services by means of cellular data communication services (VoC)

For the hearing in connection with the regulation of VoC services, see Section 2.6.1C. If these services are regulated in the same manner as VOB services, the decision may have a positive effect on the businesses of Bezeq International which could offer the services to its customers.

G.	Hearing in the matter of regulation of completion tariffs on calls to overseas cellular destinations

In January 2011 the Ministry of Communications, initiated a hearing in connection with completion tariffs on calls to overseas destinations. In the document the Ministry of Finance proposes alternatives to the regulation of these tariffs.

H.	Law memorandum on the exit fee the licensee may demand from a subscriber

See section 1.7.3D.

I.	Law amendment on billing dates in standing orders

On July 20, 2011, the Consumer Protection Law was amended regarding billing dates in standing orders. The amended law stipulates that a business that charges a consumer in installments by standing order, will offer the consumer a choice of dates for the monthly charge. The business must decide on at least 4 payment dates, provided that there are least six days between one date and the next (more than 4 possible dates may also be offered). Customers who do not choose a billing date will be billed on the 10th of the month (the default date). Supplementary payment may not be charged for implementing this provision (including interest, linkage differences or a penalty).  This law will take effect on January 1, 2012.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

J.	Hearing on internet license consumer issues

On December 7, 2011, the Ministry of Communications published a hearing for licensees who provide internet access services (ISPs), consisting of 14 clauses relating to consumer changes for customers, including: a format for drawing up an agreement with subscribers, conditions for performing a remote transaction and a transaction in the presence of the parties, provisions for documenting a subscriber's application for service, provisions for a refund in respect of an overcharge or services that were not requested, conditions for discontinuing the service, provisions concerning the format and sending of bills to subscribers, provisions concerning the option to contact the ombudsman, provisions concerning the possibility of changing plans and tariffs, provisions for the collection of debts from subscribers, provisions concerning the treatment of subscribers' complaints and the obligation to document and submit documents about this treatment, and provisions concerning the obligation to publish information about plans and tariffs. Bezeq International submitted its comments to the ministry and is making the necessary preparations.

K.	Amendment to the Communications Law on the filtering of offensive content

The amended Communications Law regarding the filtering of offensive internet content took effect in July 2011. The amended law stipulates that an ISP must inform its subscribers about offensive websites and offensive internet content and possible protection against them, and must provide free filtering software. Bezeq International made the necessary preparations in advance and it operates in accordance with the provisions of the said amendment.

L.	Amendments to consumer legislation in the Knesset

Several consumer bills have been submitted to the Knesset Economic Affairs Committee that are due to be discussed during the coming winter session. The bills include the following: responding to customers within a specified time; amendment to the Consumer Protection Law regarding the obligation to allow customers to listen to recordings of sales conversations; and offering financial compensation to customers who have been overcharged.

4.18	Substantial agreements

In the matter of the agreement with Med Nautilus for the purchase of rights of use capacity, see Section 4.12.2. In the matter of the agreement with Alcatel-Lucent Submarine Networks for the laying of a submarine cable, see Section 4.12.3.

4.19	Cooperation agreements

On January 18, 2010 Bezeq International signed an exclusive partnership agreement with British Telecom (BT) for providing global communications services to Israeli and multi-national companies operating in Israel. As part of the strategic agreement, a master agreement with no time limit, Bezeq International will operate as the exclusive partner of BT Alliance in Israel and will market IT services and products from the global British Telecom's range of services. Any service ordered in this context, is limited to a minimum service period (depending on the category of service) that can be extended. Payment varies in line with the mix of services supplied under the agreement at any time, and payment is on a monthly basis at the conditions defined in the agreement.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

4.20	Legal Proceedings

This annual statement contains references and/or updates to legal proceedings amounting to 5% and more of the Group’s net profit from current operations (approximately NIS 130 million and more69) according to the Company's latest consolidated financial statements and also legal proceedings where the amount claimed was not stated in the statement of claim unless it was a claim which apparently does not meet the above-mentioned quantitative criterion (that is, unless there are additional aspects and/or implications to the proceeding beyond the financial).

Pending proceedings

4.20.1
During the second quarter of 2008, four claims were filed against Bezeq International in the Tel Aviv District Court and in the Central District (that were later consolidated to form one claim being heard in the Central District Court). The claims related to the use of international calling cards to the Philippines, Thailand and Nepal and applications for certification as class actions. The plaintiffs, who are foreign workers, claim that the calling cards provide an average of 50% of the units of time indicated to the purchasers of the cards. The plaintiffs also allege that Bezeq International deducts the time spent when unsuccessfully attempting to call someone from the card, contrary to the declaration, not by units of round minutes as indicated, providing misleading information about the number of units on the card and formed a cartel with other international communication companies that raised the prices of calling cards. The plaintiffs seek court permission to file their claim as a class action on behalf of groups of people that include anyone who purchased the relevant calling cards for use in calls during the seven year period prior to filing the claim or during the proceedings themselves. The plaintiffs estimate that the damages caused to all the members of the group by Bezeq International is NIS 1,101 million. The plaintiffs also petitioned the Court to order the defendants to cease its conduct as set forth above. The court accepted the application for certification as a class action on the grounds of deception on November 3, 2010. Notwithstanding, the court dismissed some of the grounds for the claimed action and ruled that the existence of deception ceased after the purchase of a number of calling cards. Bezeq International filed an application for leave to appeal to the Supreme Court and an application (which was allowed) for a stay of a decision of certification as a class action until the ruling of the Supreme Court in the matter of leave to appeal.

On February 19, 2012, Bezeq International received another financial claim, similar to the above-mentioned claim, together with a motion for its certification as a class action, that were filed against Bezeq International and two other licensees for the supply of Bezeq International services (all together "the Respondents") in the Tel Aviv District Court. The applicant alleges that the Respondents misled customers who purchased dialing services by means of pre-paid international calling cards with respect to the number of minutes on the card. The applicant estimates the amount claimed from Bezeq International (as well as from each of the other Respondents), in the name of the entire group, at NIS 2.7 billion.

4.20.2
On May 4, 2009, Bezeq International received a claim, together with a motion to certify it as a class action, which was filed in the Tel Aviv District Court and which deals with raising of the tariffs for internet access services following the first year of operation and charging the plaintiff for services that it claims it did not order. The applicant requests reimbursement of the excess amounts it claims to have paid which amount to NIS 2,800 and for the entire group of customers, for whom the price of the services provided to them was raised after the first year, by NIS 216 million.

On June 5, 2011, a ruling was handed down in which the court dismissed the claim and the motion for certifying it as a class action, and ordered the applicant to pay expenses of NIS 50,000. Subsequently, on September 4, 2011, this ruling was appealed in the Supreme Court.

69
In order to examine compliance of claim amounts with this criterion the amounts were linked to the CPI. The amounts set forth in this section are the original amounts (excluding linkage differentials) in respect of said criterion, in the event that similar proceedings are initiated against a number of companies in the Group, the claim amount is likely to be examined cumulatively for all the proceedings together. Furthermore, it is clarified that if certain proceedings relate largely to shared legal or factual issues, or it is known that such issues are reviewed or considered together, then for setting the quantitative materiality bar as referred to in these sections, the amount involved is reviewed in all those proceedings together.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

4.20.3
On January 24, 2010, Bezeq International received a lawsuit together with a motion to certify it as a class action, which was filed at the Central District Court against Bezeq International and four other communication licensees, with regard to the defendants' obligation to bear the costs of telephone calls to the technical support call centers for their services. The plaintiffs request reimbursement of all the amounts the consumers were charged when they called a support call center and were required to pay for the call to the cellular operator and/or any other entity, and estimated the total amount of the claim against Bezeq International at NIS 105 million. It should be noted that a similar lawsuit was also filed against the Company (in the amount of NIS 23 million) and against DBS (in the amount of NIS 4 million).

4.20.4
In October 2010, a claim was filed against Bezeq International in the Tel Aviv District Court, together with a motion to certify it as a class action in the amount of NIS 39 million. The claim alleges that Bezeq International does not provide its customers with a written document as required under the Consumer Protection Law, when entering into an agreement for changing or adding to a continuing transaction. Similar claims by other plaintiffs (represented by the same lawyer) were also filed against the Company, Pelephone and DBS – see a more detailed description in section 2.18.10 and also in sections 3.21.1 and 5.20.2B.

4.20.5
On December 8, 2011, Bezeq International received a claim together with a motion to certify it as a class action which had been filed against it in the Tel Aviv District Court. According to the plaintiffs, during October 2011, Bezeq International failed to provide its internet customers with the speed it had undertaken in the contact. The plaintiffs are claiming restitution of the monthly charge and compensation for distress, and they estimate the total amount of monetary compensation claimed from Bezeq International to be NIS 120 million.

Proceedings completed in the period of the report:

4.20.6
Proceeding completed - On April 13, 2010, Partner petitioned the HCJ in which it asked the court to order the repeal of Article 11(B)(3) of the Communications (Telecommunications and Broadcasts) (Processes and conditions for obtaining a general special license for the provision of international telecommunications services) Regulations, 2004 which prevents it, as a cellular licensee, or its subsidiary, from obtaining a general license to provide international communication services. In view of the amended international operator's license regulations, noted in Section 4.17.6.A, the petition was struck out on March 24, 2011, at Partner's request.

4.20.7
Proceeding completed – on May 24, 2010, Partner filed another petition to the Supreme Court, in which it asked the court to issue an order nisi prohibiting the Ministry of Communications from amending the Communication (Telecommunications and Broadcasts) (Payment for Interconnect) Regulations, 2000 so as to determine in them that for outgoing international calls from a cellular telephone, a uniform interconnect fee will be set which is the same as the interconnect fee for incoming calls. According to the petitioner, such a decision narrows its license and is harmful to competition. On March 24, 2011, the petition was struck out, at Partner's request.

4.21	Objectives, business strategy and projected development

Bezeq International set itself the goal of continuing to lead the internet services market in Israel for private and business customers, while maintaining its revenue in its traditional markets:

4.21.1	To continue its leadership in the internet access market while continuing to realize the potential inherent in the migration to 3G infrastructure networks.

4.21.2	To intensify and expand its cloud-based bundles.

4.21.3	To strengthen its status as one of the leading ICT players in Israel.

4.21.4	To increase customer satisfaction by intensifying and expanding service openings (automated services, social networks, etc.).

These objectives might not be realized or might be realized only partially, due to regulatory changes liable to harm Bezeq International's ability to provide solutions to existing or changing market requirements, and due to all the other risk factors described below.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

4.22	Risk Factors

Below is a description of the risk factors stemming from the macro-economic environment, the unique characteristics of the sector in which Bezeq International operates, and risk factors unique to Bezeq International.

4.22.1        Changes in exchange rates

The main currency used by Bezeq International is the New Israeli shekel, which is also its reporting currency. There is a special risk in the nature of Bezeq International's international transactions: most of its operations (sales) derive from customers in Israel. In addition, Bezeq International provides its services to customers all over the world and collects payments from them in foreign currency, mostly the US dollar. On the other hand, Bezeq International consumes services from suppliers outside Israel and pays for these services in foreign currency, mostly the US dollar. The changes in the exchanges rates of the currencies in which Bezeq International operates opposite the Israeli shekel expose the company to exchange rate differences on the gap created, which could have an adverse effect on its cash flow as well as on its profitability by increasing financing expenses. To protect itself against currency exposure, Bezeq International enters into hedging transactions and purchases other financial instruments.

4.22.2        Competition

For the effect of competition on Bezeq International's businesses, see Section 4.7.

4.22.3        Dependence on suppliers

Bezeq International is dependent on its key capacity suppliers – on the Company as its domestic capacity supplier and on Med Nautilus which is currently the only supplier of international communication lines in Israel. Termination of its agreement with Med Nautilus could have a materially adverse effect on Bezeq International's ability to supply a material part of its services. See section 4.12.

4.22.4        Frequent technological changes and investments in infrastructure

Bezeq International's areas of operation are characterized by frequent regulatory changes. The development of technologies constituting attractive alternatives to some of Bezeq International's products (such as Skype) is likely to have a materially adverse effect on its operations.

Furthermore, the technological developments require frequent investments in infrastructure. See section 4.12.

4.22.5        Government supervision and regulation

For the application of the provisions of the law and licensing policy and their effect on Bezeq International, see Section 4.17. Changes in regulation applicable to Bezeq International could have an adverse effect on its results and operations.

4.22.6        Legal proceedings

Bezeq International is a party to legal proceedings, including class actions, some of which could result in its being required to pay substantial sums which, according to the assessment of the company’s legal counsel, could require the use of Bezeq International's financial resources. A provision has been made in the financial statements of Bezeq International and the Company for the proceedings. For legal proceedings to which Bezeq International is a party, see Section 4.20.

4.22.7        Failure of Bezeq International's systems

In the event of damage to part or all of the systems used by Bezeq International to provide its services, whether because of all kinds of technical failures or whether because of natural disasters, significant difficulties could be caused to the provision of its services.

Below is a table illustrating the effects of the above risk factors on the operations of Bezeq International, as assessed by its management. It should be noted that these assessments of the extent of the effect of a risk factor reflect the extent of its effect based on the assumption that it becomes reality, and nothing in the aforesaid expresses an assessment or gives weight to the chances of such an event. The order in which the risk factors appear above and below does not necessarily accord with the rating of the risk.70

70	See footnote 59.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Summary of risk factors

Effect of risk factor on Bezeq International’s operation
	Major	Moderate	Minor
Macro risks
Exposure to changes in the currency exchange rate			X
Sector risks
Increasing competition		X
Investments in infrastructure and technological changes		X
Government supervision and regulation	X
Special risks for Bezeq International
Exposure in legal proceedings		X
Dependence on suppliers	X
Systems failure		X

The information contained in section 4.22 and the assessments of Bezeq International regarding the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, assessments of Bezeq International regarding the market situation and the structure of competition in it, and possible developments in the market and in the Israeli economy. Actual results may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.	DBS – Multi-channel television

5.1	General Information on the segment of operation

DBS, also known by its trade name YES, provides multi-channel satellite broadcast services to subscribers. DBS was founded on December 2, 1998, and has been providing this service since July 2000.

DBS provides its services by means of an engineering setup which includes terrestrial broadcasting centers transmitting content to the satellites which is received by antenna dishes and domestic decoders in accordance with the broadcast package purchased by the subscriber.

Most of DBS’s income derives from subscription fees and additional payments made by its subscribers.

At December 31, 2011 DBS had 586,400 subscribers.

DBS is the only company in Israel currently operating in the satellite multi-channel television broadcasting sector, even though neither the law nor the license grant it exclusivity.

5.1.1         Structure of area of operations and changes therein

A.
The area of multi-channel broadcasts for subscribers ("the area of broadcasts") is characterized by comprehensive regulation, including, inter alia, the obligation to obtain a license, the obligation to operate in accordance with the relevant provisions of the Communications Law, and ongoing supervision of the Ministry of Communications and the Council for Cable TV and Satellite Broadcasting (the “Council”).

B.
The area of broadcasts in Israel is provided, in addition to DBS, by HOT which provides cable television services. HOT has a monopoly declared under the Antitrust Law in the area of multi-channel television broadcasting. HOT Telecom, a fully-controlled subsidiary of HOT, has a cable network infrastructure, including terminal equipment and broadcasting centers and it provides internet infrastructure services as well as fixed-line telephone services. On the supply of ISP services by HOT-Net, which is part of the HOT Group, see Section 1.7.1

C.	A terrestrial distribution system for digital radio broadcasts has been operating in recent years (see Section 5.1.4A).

D.	Consumption of video content broadcast via the internet also increased (see Section 5.1.5A).

5.1.2         Statutory restrictions and special constraints in the area of broadcasts

A.
The Communications Law requires that a broadcasting license be obtained in order to transmit satellite television broadcasts to the public. In January 1999 DBS received the above-mentioned broadcasting license. The license is valid until January 2017 and at the end of this period it will be renewable for additional periods of six years each, subject to the conditions of the license. For additional licenses granted to DBS, see Section 5.10.1.

B.
In addition to the licensing required for broadcasting operations, operations in this area and in other areas of communication are subject to licensing, supervision and the policy decisions of the Ministry of Communications with regard to aspects defined in the law and the communications licenses. As a result of the coherence and overlap between broadcasting and other areas of communications, and the operations of HOT and related telephony and internet entities, broadcasting is materially influenced by the policy and supervision of the Ministry of Communications in various additional areas.

C.
The broadcasting operations of DBS and HOT are also under the ongoing supervision of the Council. The Council sets policy and makes rules and has supervisory authority in several areas, including the content of broadcasts, the duty regarding original Israeli productions, broadcasting ethics, consumer protection and approval of the channels broadcasted and other matters in the area of broadcasting policy. The Council is also authorized to amend the broadcasting licenses of DBS and HOT.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.1.3	Changes in the scope of operations and profitability in the sector

For details of changes in the scope of DBS's area of operations and its profitability, see Section 1.5.4D.

5.1.4	Market developments in the segment of operation

In recent years, a number of trends which affect competition have emerged in the broadcasting industry:

A.
Since August 2009, the Second Television and Radio Authority (the “Second Authority”) has been operating a terrestrial digital radio broadcasting system which freely broadcasts the television channels of the broadcasting authority (Channel 1 and Channel 33), commercial television channels (Channel 2 and Channel 10) and the Knesset Channel (Channel 99) to the nation. This setup constitutes a partial alternative product to the broadcasts of DBS and DBS believes that a material increase in the number of its users is liable to cause material harm to its revenues.

In January 2012, the Knesset Economic Affairs Committee passed a second and third reading of the Broadcasting by means of Digital Broadcast Stations Law, 2011 (which is a government bill tabled in the wake of a government resolution on this subject). According to the bill, among other things, the DTT system will be expanded within two years of publication of the law or by December 31, 2012, whichever is earlier, so that, inter alia, the following will be added to it: a radio channel containing national and regional radio channels, the Educational TV channel, should it make such an application, another IBA channel to be broadcast using HD technology - should it make such an application, a designated channel, should it make such an application (today there are two designated channels - a Russian-language channel and a channel for Israeli and Mediterranean music, to which an Arabic channel is due to be added when it is set up). However, the broadcasting of a designated channel in addition to five designated channels is subject to free capacity available for this purpose; the inclusion of one of the aforementioned channels will be made in consideration of payment of distribution fees; after consulting with the Second Authority Board, the Minister of Communications may order the gradual inclusion of up to 3 more "special subject channels" to be selected in a tender process, so that each special subject channel will begin broadcasting one year after its predecessor commences broadcasts and for payment of distribution fees; commencing January 1, 2014, the DTT system and operation thereof will be transferred from the Second Authority for TV and Radio to a public body, statutory corporation or government company that does not broadcast and does not supervise radio or television broadcasts, to be appointed by the Minister of Communications and the Minister of Finance, with government approval. At the date of this report, the bill has yet to be submitted to the Knesset plenum for the second and third readings.

DBS believes that an increase in the number or range of channels distributed through the distribution system will increase the number of alternatives to DBS services and may therefore have a detrimental effect on DBS's revenues.

B.
In February 2011 an amendment was enacted to the Second Authority Law most of which deals with a change in the method of regulating commercial broadcasts, while transferring from the system of granting franchises to a system of granting licenses for commercial television broadcasts to anyone complying with the threshold terms without a tender proceeding (a “Commercial Licensee”), and includes, inter alia, the following arrangements: the date of transfer between the systems is scheduled to be January 1, 2013; each Commercial Licensee may be included in the DTT broadcasting setup; the Minister of Communication, after consultation with the Council and the Second Authority, may determine a list of five sequential channels  designated for the transfer of broadcasts of a Commercial Licensee by DBS and HOT (the “Channels”); the Minister of Communication may order that for three years from the date on which no franchisee for television broadcasts on Channel 2 or Channel 10 remains, there will be no broadcasts of any channel on Channels 10 or 22; a mechanism is determined whereby the moneys received from the Commercial Licensees for the use of the Channels will be used to produce original productions which will be broadcast by DBS and HOT and in the broadcasts of franchisees and/or Commercial Licensees, in accordance with a distribution to be determined.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

After holding a consultation proceeding, the Minister of Communications announced on February 28, 2011 that the channels designated for the broadcasts of Commercial Licensees by DBS and HOT will be Channels 12 to 16.

5.1.5	Technological changes that can materially impact the segment of operation

The increase in the bandwidths of communication infrastructures in Israel, alongside technological improvements enabling the transmission of video content via the internet, cellular networks and additional infrastructures, and compression capabilities enable wider use of these infrastructures for the transmission of video content. This change will lead to material developments:

A.
Transmission of video content on communication infrastructures – this development has led to an increase in the number and range of video content accessible to the public (whether with or without authorization from the holders of title to the content) via the various communication infrastructures71, and to a change in the format in which downloaded content is used to streaming. Viewing the content is by means of various items of terminal equipment, among them computers, televisions, tablets, and mobile phones.

The development of this trend enables the supply of various forms of video content without the need to set up a designated infrastructure system, and it could have a materially adverse effect on the broadcasting sector, which is currently based on designated infrastructures. This effect could be aggravated if this supply of content continues to be unregulated.

B.	DBS's operation of VOD over the internet – this change allows DBS to launch VOD (Video on Demand) services provided over the internet (see Section 0).

For the committee examining the regulation of the transmission of content on new broadcasting platforms and technologies, see Section 5.2.

On the recommendations of the task force that reviewed the regulation of new broadcasting technologies, see Section 5.17.14.

5.1.6	Critical success factors in the segment of operations and changes occurring in it

DBS regards the following factors as critical to the success of its operations:

A.	Quality, differentiation, innovation and originality in the content, variety, branding and packaging of its broadcasts.

B.	Provision of television services while using advanced technologies such as personal television services, and in particular, PVR decoders and VOD services (see section 5.7.5D), as well as HOT services.

C.	Offers of bundles of communications services including television services and other services such as telephony services and internet services (see Section 5.7.3).

D.	High level of customer service.

E.	Brand strength and its identification with quality, innovation and industry-leading content and services.

5.1.7	Main entry and exit barriers for the segment of operation

A.
The main entry barriers into the segment are these: (a) the need for licenses under the Communications Law; (b) the investments required of carriers in the area of operations, including the purpose of setting up an appropriate infrastructure and purchasing and producing content; (c) the limited size of the broadcasting market which reduces the size advantage characteristic of the broadcasting field around the world; (d) saturation of the broadcasting market.

B.
Recently, some of these entry barriers have started to crumble as a result of regulatory changes (such as DTT) and as a result of technological developments enabling the transfer of content over communication infrastructures (see Section 5.1.5A). These technological developments even simplify the transfer of multi-channel television content over existing communications infrastructures.

71	For the option of setting up an additional communication infrastructure on the network of Israel Electric Corporation, see Section 2.6.4B.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

C.
The main exit barriers are: (a) the regulatory barrier – termination of operations under the Broadcasting License depends on a decision of the Minister of Communications to cancel the license prior to the end of the license term, under the conditions set out in the license, including arrangements (which could be imposed on the licensee) for ensuring the continuation of broadcasts and services and minimization of harm to subscribers; (b) long-term contracts with important suppliers, and with entities which granted DBS long-term loans and subscribers.

5.1.8	Substitutes for and changes in products in the sector

In respect of multi-channel television broadcasts, DBS regards the following main services as alternatives to it products:

A.
The variety of terrestrial channels broadcast to the Israeli public free of charge. (For the DTT setup - see Section A). In addition, many foreign channels may be received in Israel using relatively inexpensive terminal equipment.

B.	Access to video content via various infrastructures, including the internet and cellular networks (see Section 5.1.5A).

5.1.9	Competition structure and changes occurring in it

The penetration rates of DBS and HOT are very high and are estimated by DBS at approximately 70% of households in Israel. DBS believes that its chances of penetrating an additional material segment are not high for the reason that most of the remaining households are not potential customers for DBS and HOT. To the best of DBS's knowledge, in recent years there has been a decrease in the total number of subscribers of DBS and HOT, with a moderate increase in DBS's share of this market. The strengthening of alternative products is also liable to result in a decline in the above-mentioned penetration rate. Consequently, an increase in the number of subscribers may be accomplished mainly by recruiting subscribers from the competition and recruiting new subscribers following the natural growth in the number of households. This means that the broadcasting sector is characterized by fierce competition between HOT and DBS, which requires an investment of substantial resources to retain existing subscribers and recruit new ones.

For further details of competition in the segment, see Section 5.7.

5.2	Products and Services

5.2.1	Broadcasts

DBS’s broadcasts include a wide variety of channels: there are approximately 150 different video channels (of which 14 are pay per view (PPV) channels, 19 are HD (High Definition) channels), 20 radio channels, 30 music channels and interactive services.

The broadcasts include a basic package which each subscriber is required to purchase as well as additional channels chosen by the subscriber, whether as a package or whether as single and PPV channels.

5.2.2	Advanced services

DBS markets PVR decoders which interface with DBS’s electronic broadcasting schedule and enable receipt of special services, including ordering recordings in advance, recording series and pausing live broadcasts. The PVR Decoders also enable viewing of the content which is transferred from time to time to the decoder’s memory which is updated from time to time by DBS (push video).

DBS also provides its subscribers with HD broadcasts which can be received through special decoders. These broadcasts which at the date of this report are provided for a limited number of channels, allow superior quality viewing. DBS also markets HDPVR decoders.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In 2011 DBS achieved a significant increase in the number of its subscribers using PVR decoders.

DBS believes that an increase in the number of subscribers using PVR decoders will contribute to an increase in its revenues from these subscribers and to their retention as subscribers, but it requires a material financial investment.

5.2.3	VOD services

DBS provides its subscribers with VOD services via the internet. This service has limitations with regard to the types of decoders enabling service reception (this service only available to owners of PVR decoders and some HD decoders), and with regard to availability of services due to restrictions on the internet infrastructure and bandwidth installed in customer homes In 2011 the number of DBS subscribers connected to VOD services and the use of VOD services increased significantly. Regarding the regulation of DBS's VOD services, see Section 5.17.14 below.

5.2.4	Content site

DBS has a content site on the internet which it operates together with Walla on which various content can be viewed, some of it for payment.

5.3	Revenue and profitability of products and services

Following is a table containing a breakdown of DBS’s revenue (in NIS millions):

	2011	2010
Revenue from broadcasts and multi-channel television services to subscribers	1,602	1,583
Percentage out of revenue	Approx. 99%	Approx. 98%

5.4	New Products

During the course of 2011, DBS began to market advanced HD decoders which also enable the supply of VOD services.

During 2011, DBS also launched a service enabling the viewing of certain internet content on TV screens, through the use of some types of advanced decoders.

5.5	Customers

The overwhelming majority of DBS's subscribers are private customers. DBS's subscriber agreements regulate the rights and obligations of subscribers in their relations with DBS. Pursuant to the provisions of the broadcasting license, the text of the subscriber agreement requires approval from the Council and from the Standard Contracts Tribunal. The subscriber agreement has been approved by the Council and also by the Standard Contracts Tribunal. At the date of this report, the validity of the approval granted by the Standard Contracts Tribunal has expired. The Council has approved a number of amendments to the subscriber agreement and DBS is working to obtain its approval of the other amendments, after which the amended subscriber agreement will be resubmitted for approval to the Standard Contracts Tribunal.

The company's supply of broadcasts and services and their prices appear in its price list. Most subscribers sign up for offers where DBS's services, including various constituents of the content bundles, accompanying services and terminal equipment and its installation, are provided at prices lower than those of the price list relating to the offer constituents (for restrictions on the commitment period, see Section 5.17.9).

Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.6	Marketing and Distribution

5.6.1	Marketing of DBS services is by way of publication in the various media. DBS’s sales operations are carried out via three main distribution channels:

A.	Sales people, who are DBS employees, working to recruit subscribers.

B.	Call centers operated by DBS employees that receive telephone inquiries from customers wishing to receive DBS services, as well as telemarketing campaigns to potential subscribers.

C.
External resellers. In October 2011, an agreement was terminated between DBS and one of the external resellers who recruited approximately fifty percent of the subscribers recruited by all external resellers and a significant proportion of their work focuses on the recruitment of a particular target population.

5.6.2	DBS's sales operation relating to existing subscribers is effected through the use of call centers, some of which are operated by its employees, and some by third parties.

5.7	Competition

5.7.1	Competitors in the broadcasting market

The subscriber multi-channel television market in Israel is estimated at approximately 70% of all homes in Israel.72

DBS’s main direct competitor, as mentioned in section 5.1.1 above, is HOT, which also provides multi-channel television services to subscribers. DBS also regards the DTT setup as a competitor for its services (see Section 5.1.3A).

To the best of DBS's knowledge, in recent years there has been a decrease in the total number of subscribers of DBS and HOT, with a moderate increase in DBS's share of the multi-channel television market. Below is data relating to subscriber numbers and market shares,73 to the best of its knowledge, at December 31, 2009, 2010 and 2011.

2011		2010		2009
Subscribers*	Market share	Subscribers*	Market share	Subscribers*	Market share
586,400	40%	577,700	39%	570,000	38%

*
Approximate numbers. Subscriber – one household or one small business customer. In the event of a business customer with many reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

5.7.2	Broadcasting characteristics of the competitors

DBS transmits its broadcasts using a digital broadcasting method only, whereas HOT broadcasts to most of its subscribers using a digital broadcasting method, while for the remainder it uses an analog broadcasting method which allows for lower-quality viewing, does not enable display of an electronic program guide and requires the purchase of a uniform channel package without the option of choosing broadcasting segments (for further implications of this difference, see Section 5.7.4). To the best of DBS's knowledge HOT is working to reduce the number of its subscribers connected to the analog system.

For the characteristics of DTT broadcasting, see Section 5.1.4A.

5.7.3	Characteristics of competition today

At the date of this report, competition in the broadcasting arena focuses on content, packages and channels, on service and on offering additional services such as VOD services, PVR decoders, and HD broadcasts. In recent years there has been a discernible trend toward demand and supply of personal television services which allow the customer to choose which content to view and when to view it (in contrast to viewing linear channels where the content broadcasting sequence is determined by the broadcasting entity). This trend is supported by the expansion of PVR services, VOD services and other services.

72
DBS's assessment of the percentage of penetration of the broadcasts market is based on the total number of DBS and HOT subscribers (according to HOT's reports), divided by the number of households in Israel according to data of the Central Bureau of Statistics for 2010.

73	The assessment of DBS's market share in 2009 – 2011 is based on the number of subscribers and HOT (according to HOT's reports). The figure for 2011 is based on data from the end of September 2011.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Competition is also characterized by the additional communication services offered by HOT as part of its “service bundle” (see Section 1.7.1). Towards the end of 2011, HOT acquired Mirs Communications Ltd. that holds a cellular broadcasting license, and in view of this acquisition, cooperation between the companies may be possible (on this subject, see Section 1.7.1C.

5.7.4	Positives and negatives in competition

A.	DBS's management estimates that DBS has competitive advantages, the main ones being:

1.	Use of some of the most advanced technology in the world in order to provide its services.

2.	Quality and variety of content broadcast by DBS to its subscribers.

3.	Level, quality and availability of DBS’s customer service, both telephone service and technical service.

4.	Option of receiving broadcasts even in remote or isolated areas where there is no deployment of cable infrastructure.

5.	Fostering and promoting the "yes" brand as a preferred, popular brand with a high level of loyalty.

B.	However, DBS’s competitive operations suffer from inferiority or from adverse factors in a number of areas, the main ones being:

1.
Inferiority of infrastructure – DBS's infrastructure is inferior because the satellite infrastructure does not enable bidirectional communication, it does not enable the provision of VOD services and does not enable the transmission of telephony and internet services, in contrast to the infrastructure of HOT which enables the supply of these services.

2.	Regulatory restrictions:

As mentioned in section 5.17.1, DBS and the Company are subject to regulatory restrictions which limit DBS’s option of offering a service bundle containing DBS's services bundled with those of the Company at competitive prices. DBS is also subject in light of the Company's holdings in it, to a restriction on obtaining a license which would allow it to provide telephony services itself over broadband internet (VoB). As long as these restrictions remain in place, and as long as the HOT Group is not subject to similar restrictions, they harm DBS's ability to offer a competitive service bundle.

Furthermore, DBS is subject to restrictions on its broadcasting content, one of which is a ban on broadcasting commercials (see Section 5.17.8) and restrictions on the ownership of the channels it broadcasts, including the News Channel (see Section 5.17.10). Similar restrictions are also applicable to HOT.

3.
Space segments - DBS has significant expenses involved in the use of space segments which are necessary for the purpose of providing DBS’s broadcasts. There is also a restriction on its ability to expand supply of its broadcasts which depends on availability of additional space segments or an improvement in compression capability which entails a financial investment (see Section 5.8).

4.
Transmission of video content via additional communication infrastructures - DBS views the capacity to transmit video content via additional communication infrastructures including the internet and cellular networks, as a factor that might adversely affect its competitive standing in the broadcasting field, including as a result of the entry of additional competitors into the field of multi-channel broadcasts (see Section 5.1.4A).

C.
HOT has an analog system that allows some of its subscribers to receive broadcasts at a relatively lower cost (due to the option of receiving broadcasts without using a digital decoder. DBS does not have an option of this kind.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.7.5	Main methods for coping with competition

Following are the main methods used by DBS to deal with competition in the field of broadcasting:

A.	Content – DBS acts to purchase, produce and broadcast high-quality, innovative and varied content, creating differentiation of its content;

B.	Branding – cultivation, promotion and differentiation of the YES brand;

C.	Service – DBS places an emphasis on its customer service and technical service systems;

D.
Technology – DBS makes investments in order to expand its technological capabilities, while placing an emphasis on technological innovation. To achieve this goal, it attaches great importance to the supply of personal television broadcasts as part of the range of services it offers its subscribers, including VOD, PVR and HD services.

5.8	Production capacity

The number of channels which DBS is capable of broadcasting to its subscribers depends on the number of space segments it is using, its compression capability and the bandwidth required for the transmission of all types of channels. At the date of this report, DBS uses all the space segments at its disposal and so an increase in the number of channels it broadcasts, particularly an increase in the number of HD channels it broadcasts (which require greater bandwidth) would require additional space segments or an improvement in the compression systems it uses. DBS leases space segments from a third party (see Section 5.18.1).

In addition, in matters arising from the provision of advanced content services to subscribers, including VOD and HD content, an increase in the penetration rates of these services depends on the supply of suitable decoders.

5.9	Property, plant and equipment

Below are the main components of DBS's property, plant and equipment:

5.9.1	Land

DBS leases a number of real estate assets which serve as its offices, broadcasting center, logistics centers and employee recruitment centers. Its main offices and its central broadcasting center are located on leased land in Kfar Saba. The lease periods for these sites expire in 2019, while the balance of the lease periods for the remaining properties leased by DBS varies from a few months to approximately 9 years (these periods are based on the assumption that DBS will exert its extension options for these leases).

5.9.2	Terminal equipment

DBS installs a receiver dish and other terminal equipment in subscriber homes, among them, decoders used as a receiving and decoding unit for the reception signals, which constitute an interface with the subscriber’s television screen as well as smart cards used to decode the encrypted broadcasts. Some decoders are leased to subscribers in return for a fixed leasing fee paid during the broadcast reception period and others are lent to subscribers (some of these loans are made in return for a deposit which is reduced over the subscription period).74 DBS capitalizes the installation costs for the terminal equipment as part of its property, plant and equipment

At the date of this report, DBS purchases decoders from two suppliers. The main agreement for the purchase of decoders (including the PVR decoders) is a framework agreement from August 2000, as amended from time to time, between it and Advanced Digital Broadcast S.A. (“ADB”) and Eurocom Digital Communication Ltd. (“Eurocom Digital Communication”) which is controlled (indirectly) by Mr. Shaul Elovitch, a controlling shareholder of the Company, who is also a controlling shareholder (indirectly) of Eurocom DBS, the largest shareholder in DBS75 (the “ADB Agreement”). Under the ADB Agreement decoders are purchased from Eurocom Digital Communication which imports them from ADB and provides the warranty for the decoders which ADB undertook to issue under the agreement. Eurocom DBS also provides a repair service for the decoders for repairs which are not included in the warranty.

74	A negligible number of decoders is sold to subscribers.

75	For details of the share trust of Eurocom DBS by power of the terms of the merger determined by the Antitrust Commissioner, see Section 1.3.1A.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In 2011 DBS purchased from Eurocom Digital Communication HDPVR decoders in the total amount of NIS 99 million. DBS is dependent on ADB and Eurocom Digital Communication for the purchase of HDPVR decoders. Replacing the supplier with another supplier does not in itself entail material cost but it would require a significant preparation period for adaptation of the replacement supplier’s decoders to DBS broadcasting and encryption systems which could cause DBS loss of revenues.

DBS purchases HD Zapper decoders from another supplier under an agreement from August 2011, and in 2011 it purchased decoders in the amount of NIS 2 million. Replacing this supplier will also entail a considerable preparation period, given that at the date of this report it is the only supplier for this type of decoder.

Maintenance of decoders purchased from a particular supplier which is not carried out through the same supplier could entail additional costs and maintenance problems.

5.9.3	Broadcasting equipment and computer and communications equipment

DBS has its central broadcasting center in Kfar Saba and a secondary broadcasting center close to Re'em Junction from where it transmits its broadcasts. Its broadcasting centers contain reception and transmission equipment and DBS's property, plant and equipment which also include computer and communication systems. The secondary broadcasting center is operated by a third party which makes available its services for operating and maintaining the secondary broadcasting center to DBS in accordance with an agreement which is valid until the end of 2013 (with an extension option available to DBS).

5.9.4	Operating and encryption systems

DBS purchases services for the operating systems of its broadcasting and encryption setup from NDS Ltd. (“NDS”) as well as hardware for these services. DBS is dependent on the regular supply of these services and products, including integration in connection with the types of the various decoders which it uses for the operating systems for which NDS provides services.

Under the terms of the agreement with NDS, NDS supplies development, licensing, supply, training, assimilation and maintenance services for encryption, broadcasting and ancillary software and equipment required for the broadcasting system. NDS has undertaken to adapt the equipment and services it supplies to the various decoders and systems purchased by DBS and also to supply a warranty for its products and also support services. DBS has also entered into agreements with NDS for the purchase of services enabling the provision of PVR, HD and VOD services. DBS makes one-time payments and periodic payments for the services and products of NDS. These payments are based primarily on the number of decoders it uses and the number of its active subscribers. The agreement with NDS expires at the end of December 2013.

5.10	Intangible assets

5.10.1	Licenses

DBS owns the following main licenses:

A.
Broadcasting license valid through January 2017 – this license is material to DBS’s operations and is the main regulatory permit for its operations (for the conditions of this license, see section 5.17 below).

B.
License for satellite television broadcasts in the Judea and Samaria region valid through 2016, and by power of this license whose provisions are similar to those of DBS’s main broadcasting license, DBS broadcasts to the Judea and Samaria region.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

C.
License to perform uplink operations (transfer of broadcasts from DBS’s broadcasting center to the broadcasting satellite and performance of setup and ancillary operation activities), which is valid through January 2017 or until the end of DBS’s broadcasting license, the earlier of the two. This license is material to DBS’s operations and is the regulatory permit for the transmission of broadcasting messages from the broadcasting center to the broadcasting satellites and from them to subscriber homes.

D.	License for the provision of uplink/downlink services to other communication licensees, which is valid through October 2013. At the date of publication of this report, DBS does not use this license.

5.10.2	Trademarks

DBS owns a variety of trademarks designed to protect its various brands and services. The main DBS registered trademarks relate to the protection of its trade name (yes), its key content channel names, the names of some of the channel packages it markets and of its unique terminal equipment.

5.10.3	Software and licenses

See Note 8 to DBS's 2011 Financials

5.10.4	Computerized billing system

DBS uses computer programs and systems to manage the agreements with its subscribers, including its billing system. In this context, DBS entered into a set of agreements with Convergys Solutions Ltd. ("Convergys") in which Convergys granted DBS a non-exclusive license to use the system. Similarly, Convergys undertook to provide maintenance services for DBS as specified in the agreement. In respect of Convergys products and services, DBS undertook to pay compensation consisting, inter alia, of variable costs for the license fee to use the system, based on the number of its subscribers, and variable costs for training services, software upgrades, maintenance and support for operation of the system.

DBS is materially dependent on Convergys system and services due to their importance for billing its subscribers. System failures or a termination of the services received by the DBS may cause operating difficulties until the problem can be repaired or the system/supplier can be replaced.

In 2011, DBS paid Convergys a total of NIS 6.6 million.

5.11	Broadcasting rights

5.11.1	DBS has the broadcasting rights of two types of video content.

A.	Content purchased from third parties that own the broadcasting rights thereto;

B.
Content which DBS invests in producing (wholly or partially), and in addition to the actual right to include the content in its broadcasts, DBS generally also has rights in such content, at the rates specified in agreements with the producers. In most instances, DBS is also entitled to issue authorizations to use the rights and share the revenues stemming from additional use of the content, in addition to DBS broadcasting thereof

5.11.2
The broadcasting and distribution of content by DBS on various media involves the payment of royalties to the owners of copyrights of musical works, voice records, scripts and content direction, included under the Copyright Law, 2007 and the Performers and Broadcasters Rights Law, 1984. Payment of royalties, as aforementioned, is done via a number of organizations that operate in Israel which collect the royalties for the owners of the intellectual property rights. DBS has blanket licenses with these organizations. Payments by DBS under these licenses are, at times, based on a fixed payment and at other times on various pricing methods, and with respect to some of the organizations, for the transfer of content over certain media, DBS may be required to pay additional amounts as royalties that are not expected to be significant. This estimate by DBS is a forward-looking statement, based among other things on estimates by DBS, including regarding the amount of use of the content and the positions of the various organizations, and should any of them change, this estimate may change accordingly.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

DBS and one of said organizations, the Association of Composers, Authors and Publishers of Music in Israel ("ACUM") previously had agreements, according to which the royalties paid to ACUM as of 2003 are advances on account of the royalties, at a rate derived from what HOT pays ACUM and that these amounts will be paid until a different agreement is reached with ACUM, inter alia, considering the agreement reached, if reached, between HOT and ACUM with respect to the royalties to be paid to ACUM. To the best of DBS's knowledge, in part in light of immediate reports published by HOT, after an arbitration ruling was issued in favor of ACUM, against HOT in a dispute between them, that HOT appealed to a panel of arbitrators panel, in December 2011, HOT and ACUM signed a settlement arranging HOT's debts towards ACUM for the period 2003-2010, and payments of the annual royalties that HOT will be liable for in respect of 2011-2016.

5.11.3
Recently, following a revised demand for royalties received from ACUM, DBS and ACUM are negotiating to bring these disputes to an end as part of an agreement that will regulate the level of royalties that DBS owes ACUM for 2003-2010, as well as the payment of royalties for 2011-2016.

Additionally, DBS enters into agreements to receive licenses to broadcast local and foreign channels, in consideration of a fixed annual payment or payment dependent on the number of subscribers to the relevant channel.

5.11.4
Given the many content providers from which DBS purchases broadcasting rights, DBS does not have a main content provider and is not materially dependent on any single content provider. However, with respect to broadcasts of Israeli sports, at the date of this report there is dependence on the purchase of the broadcasting rights of local sports channels by these two content providers.

5.11.5	For information regarding the presentation of the broadcasting rights in DBS books and the amortization of their costs, see Notes 3B and 9 to the DBS 2011 Financials.

5.12	Human Resources

5.12.1	Organizational structure

DBS has nine departments, each headed by a VP, who are members of DBS management, as shown in the figure below:

(*) The Internal Auditor is not an employee of DBS.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.12.2         DBSpersonnel by department

Department	Number of Employees
	At December 31, 2011	At December 31, 2010
Marketing	35	38
Customer Service*	1,752	1,462
Content	78	74
Engineering	97	101
Finance and Operations	115	118
Human Resources	48	52
Regulation and Legal Management	3	4
Technologies and Information	94	100
Management and Spokesperson	7	15
Sales	-	263
Total	2,229	2,227

*At the beginning of 2011, sales was spun off from Customer Service into an independent department.

5.12.3	Training and human resources development

DBS provides regular training for its customer service, technical service and sales personnel, collection and headquarter employees, via its training center.

DBS trains its employees on an ongoing basis and also carries out manager training and support on an ongoing basis.

5.12.4	Employee compensation schemes

A.
In September 2008, 4,250,000 Company option warrants were allocated to the CEO of DBS. They are exercisable into Company shares at the exercise price of NIS 5.24 per option warrant on the allocation date (as will be adjusted according to the Company's payment of dividends as of allocation date). The fair value of the option warrants on the allocation date was NIS 10,280,000. The option warrants vest in three equal annual portions, and by the date of this report, two of the three portions have vested. For additional details on the vesting of the third portion, and the decision of the Company's Board of Directors, see the Company's immediate report from September 12, 2011, presented by way of reference.

B.
An existing annual bonus plan is in place for the CEO of DBS for 2011, based on the rate of achievement of certain defined goals.  An annual bonus plan also exists for other officers. It is based on attaining annual targets, and the issue of bonuses is subject to approval by the DBS Board of Directors. Furthermore, annual bonuses are granted to other managers and employees at the discretion of DBS.

5.12.5	Benefits and the nature of employment agreements

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law.

DBS employs people in some of its departments on the weekly day of rest and on days of rest prescribed by the State, and it has an appropriate permit for such employment.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.13	Suppliers

For a description of the engagement with Spacecom, which has the exclusive rights and is the exclusive provider of space segments used by DBS, and upon which DBS is highly materially dependent, see Sections 5.8 and 5.18.1.

For a description of the engagement with ADB and Eurocom Digital Broadcast for the purchase of decoders, on which DBS is dependent, see Section 5.9.2.

For a description of the engagement with NDS, upon which DBS is dependent with respect to the supply of broadcasting and encryption operating services, see Section 5.9.4.

With respect to dependence on the purchase of the broadcasting rights of local sports channels from these two content providers, see Section 0.

For a description of the agreement with Convergys, see Section 5.10.4.

5.14	Working Capital

5.14.1	Customer and supplier credit

DBS collects subscriber fees from its customers at the beginning of each calendar month for the previous calendar month.

The following is information regarding supplier and customer credit in 2011:

	Credit in NIS millions	Average credit days
Customers76	160	36
Short-term suppliers	409	140
Long-term suppliers	19	*

(*)	See Section 5.18.5 for information about the scheduling agreement with the Company and Bezeq International.

5.14.2	Working capital deficit

At December 31, 2011, DBS’s working capital deficit amounted to approximately NIS 590,000.

5.15	Financing

5.15.1	Average interest rate on loans

	Source of financing	Amount at December 31, 2011 (NIS millions)	Currency or linkage	Average interest rate in 2010	Effective interest rate in 2010
Short-term loans	Banks	0.4	NIS	5.61%	5.75%
Long-term loans	Banks (1)	423	NIS	6.56%	6.65%
	Non-bank (2)	1,178	CPI-linked NIS	7.04%	7.17%
	Shareholder loans(3)	2,678	CPI-linked NIS	6.23%	6.32%

(1)
Until December 31, 2010, the long-term bank loans bore 5.6% annual fixed interest. As of December 31, 2010, some of these loans began bearing fixed interest at an average rate of 6.63%, and others variable interest at an average rate of prime plus 1.8%.

(2)	The non-bank credit, which is valid to December 31, 2011, consists of debentures (see Section 5.15.3).

(3)
Loans extended to DBS by its shareholders are linked to the CPI and are divided into three types: A. Non-interest bearing loans; B. Loans bearing annual interest of 5.5%; C. Loans bearing annual interest of 11%. See also Section 5.18.4 and Note 15 to DBS's 2011 financial statements..

76	Eliminating doubtful debts.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.15.2	Bank financing

DBS received bank credit under a financing agreement between DBS and a consortium of banks that provided DBS with long- and short-term banking finance ("the Finance Agreement" and the "the Banks", respectively). The bank credit is made up of short-term credit extended to DBS under a credit facility which expires, at the end of 2015, and long-term credit repaid in accordance with a payment schedule that ends at the end of 2015.

Under the Finance Agreement, DBS must comply with a covenant of minimum debt coverage ratio between its cash balances77 plus DBS's surplus before financing,78 and the total of the principal repayments and the interest payments.79 The targets of the covenants increase gradually to 2013, and the target for December 31, 2011 was a minimum debt coverage ratio of 1.05, respectively. On that date, DBS was in compliance with the covenant (the debt coverage ratio was 1.55). DBS must also comply with a covenant of maximum and minimum supplier credit measured against the liabilities to suppliers and service providers and included in its financial statements for the period starting at the beginning of that calendar year and ending at the end of the measured quarter. The covenant target is supplier credit of not less that NIS 300 million and not more than NIS 500 million.80 On December 31, 2011, DBS was in compliance with this covenant (supplier credit was up to NIS 428 million). DBS's compliance with the covenants is measured quarterly, and failure to comply with these covenants, subject to extensions stipulated in the Finance Agreement, grants banks the right to demand early repayment of the loans.

In addition to the financial covenants set out above, under the Finance Agreement additional restrictions stipulated therein apply to DBS. These include: restrictions on its compliance with the business plan, updating of the plan and engaging in operations that are not an integral part of its current operations; restrictions on the assumption of third-party liabilities, including the receipt and extension of credit (DBS may not take credit from a third party (except for insignificant amounts on the specified conditions); restrictions on the distribution of profits and payment of management fees or similar payments to shareholders; restrictions on the creation of pledges and sale of certain assets without consent from the Banks; restrictions on DBS’s transactions with interested parties, changes of ownership in DBS, the purchase of securities in any corporation and the offering of its securities to the public (including the issue of debentures); restrictions on the shareholder loans given to DBS, including their inferiority to the bank credit (and to debentures issued to the public, if any), and restrictions on the repayment thereof prior to repayment of bank credit in full, except in respect of shareholder loans given to DBS after April 1, 2004, which DBS may repay on account thereof prior to full repayment of the bank credit, under the conditions set out in the Financing Agreement; Restrictions on the allotment of shares or other DBS securities without the consent of the Banks, except for the allotment of securities to DBS shareholders which was permitted under the conditions set out in the Finance Agreement.

DBS is bound to make mandatory repayment of sums that it receives in respect of the issue of shares or debentures to the public, sale or transfer of property and certain cash flow surpluses of DBS, on the conditions and at the rates set out in the Finance Agreement. DBS may, voluntarily, effect early repayment sums received in respect of issue of shares or debentures to the public, which may remain after the aforesaid mandatory repayment, on such conditions and at such rates as are set out in the Finance Agreement, with the agreement defining the rate of receipts from the issue of DBS debentures (Series A) in the event that the series is expanded, if such event occurs, to be used to repay the bank credit. DBS is entitled to repay, voluntarily, through early repayment, amounts to be received with respect to the public issue of shares or debentures, to remain after the performance of said mandatory repayment, under the conditions at the percentages stipulated in the Finance Agreement.

77	Cash, deposits, and securities available for sale as are at the end of the quarter according to DBS's financial statements, plus the unutilized balance of the short-term bank credit facility.

78
The total amount of cash, net, from DBS's current operations in the past four quarters, less the total amount of cash (net) used for investment activity in those four quarters according to the cash flow report included in DBS's financial statements.

79	The total sum payable in the quarters following the reviewed quarter, on account of the long-term bank credit and on account of the Debentures (Series A) and the Debentures (Series B).

80
For the matter of the maximum target, credit of up to NIS 100 million from interested party suppliers will not be counted as long as the credit from suppliers who are not interested parties does not exceed NIS 500 million.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The Finance Agreement officially defines events that constitute breach and entitle the banks, under the conditions stipulated in the Finance Agreement, to call in the bank credit for immediate repayment, including various breaches of the Finance Agreement, liquidation and receivership proceedings against DBS, cancellation or suspension of the broadcasting license, unauthorized changes in ownership of the means of control in DBS, violations of the undertakings of the shareholders to the banks, breach of material agreements defined in the Financing Agreement, and breach of material obligation of DBS's debentures, insofar as the trustee demanded immediate repayment of the debentures due to the aforesaid breach.

The Financing Agreement further stipulates that if the Debentures Series B of the Company are downgraded below "ilBBB" (or its parallel, whichever is lower), the annual interest paid to the banks will increase by 0.25% for each notch reduction on the rating scale, as long as the downgrade is in force.

Concerning restrictions on taking additional credit by power of the DBS debentures, see Section 5.15.3.

DBS has created a floating charge in favor of the Banks, and has created fixed charges in favor of the Banks over its rights under material agreements to which it is party, over its unissued registered capital, its goodwill, certain intellectual property rights, and over the insurance rights to which it is entitled under the insurance policies issued to it (the charge does not apply to DBS’s rights under its broadcasting license). These charges were taken at equal rank, pari-passu, with similar charges created by DBS in favor of its debenture holders (see Section 5.15.3).

Eurocom DBS, the largest shareholder in DBS,81 placed a charge on DBS securities it held and the rights to repayment of the shareholder loan it extended to DBS in favor of the Banks, to secure the amounts the Banks provided and will provide to DBS. DBS shareholders have confirmed to the Banks that until full repayment of the bank credit, the shareholder loans will be subordinate to the bank credit, there will be no disposition thereof and that they will not demand their repayment on any collateral for their security. On November 23, 2000 the Company gave a guarantee of DBS’s debts to the Banks, provided that the amount which the Banks receive in repayment by the Company in respect of its guarantee does not exceed the value of its shares in DBS on the date on which the Banks realize the shares which the other shareholders pledged in their favor. The Company also undertook that in the event a negative pledge the Company gave in favor of its creditors is released (see Note 19.6 to the 2011 Financials), the Company would charge its shares in DBS, a first ranking charge in favor of the banks. Furthermore, the Company warranted to also put its shares up for sale in the event that the Banks sell the charged shares. Pursuant to a deed of amendment of the guarantee of May 2, 2002, the Company consented that in the event of realization of the collateral given by the other shareholders, the Company would waive repayment of the shareholder loans it granted to DBS. The Company also consented that its guarantee would also apply, mutatis mutandis, to the options to be allotted to it by DBS and to the right to receive them. Eurocom DBS and the Company undertook to the Banks inter alia not to oppose the sale or other realization of their shares in DBS, which had been pledged (by Eurocom or DBS) or in respect of which a guarantee had been given (by the Company), such that the Banks could make the sale in the form of a friendly liquidation.

5.15.3	Debentures

A.
In July 2007, DBS raised approximately NIS 620 million as part of a private issuance to institutional investors of registered debentures (Series A) which were listed on TACT Institutional at TASE ("the Debentures (Series A)”), in accordance with a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Trustee A" and "Deed of Trust A", respectively).

81	For details on the trust on Eurocom DBS shares under the terms of the merger laid down by the Antitrust Commissioner, see Section 1.3.1A.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

The Debentures (Series A) are to be repaid in eight annual (unequal) principal payments, in July 2010-2017,82 which at the date of this report bear annual linked interest at a rate of 8.4% per annum paid in semi-annual installments (principal and interest). The terms of the Debentures (Series A) include mechanisms to reduce the interest rate if the debentures are registered for trade on the stock market (to annual rate of 7.4%), and a mechanism for an interest supplement in the event that DBS pays an interest supplement in respect of the bank credit due to failure to comply with the financial covenants stipulated in the Financing Agreement and the Debentures (Series A) are not registered for trade at that time.

Deed of Trust A states that DBS is entitled to register first liens in favor of other holders of securities that DBS might issue, and/or have them be party to charges in favor of the trustee, without need for the trustee's consent, provided that the ratio of the total debt of DBS83 (after issues of securities as aforesaid and taking its consideration into account) at the end of the quarter preceding the issuance, to its EBITDA in the 12 months ended at the end of the last calendar quarter, does not exceed 6.5.

Deed of Trust A sets out various agreed events (such as insolvency, breach, realization of charges on the main DBS assets, etc.), the occurrence of which, after a warning period stipulated in the deed, entitles the Debentures to be called in for immediate redemption subject to the provisions of the Deed of Trust. Immediate redemption can also be demanded in the event of realization of the Banks' collateral (as defined in subsection C) or the calling in of another series of Debentures issued by DBS for immediate redemption, or if the balance to clear exceeds the amount stipulated in the deed.

For the rating of the Debentures (Series A), DBS undertook to S&P Maalot (and solely to it) that it would not perform a redemption at the expense of the shareholders loans until end of the lives of the Debentures (Series A).

B.
In November 2010, DBS raised the sum of approximately NIS 450 million as part of a private issue to institutional investors of registered debentures (Series B) which were listed on TACT Institutional at TASE (the “Debentures (Series B)”), in accordance with a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Deed of Trust B" and "Trustee B", respectively).

The Debentures (Series B) are to be redeemed in eight (unequal) annual principal payments, in November 2013-2019,84 which bear annual CPI-linked interest at a rate of 5.85% per annum paid in semi-annual installments (principal and interest). The terms of the Debentures (Series B) included a mechanism for a 0.5% reduction in the annual interest rate should the debentures be listed for trade on the stock exchange (and the reduction does not commence before November 2012) and in the event the Company provides a guarantee for the holders of the Debentures (Series B), and as long as the Company's rating does not fall below (ilAA-) or the corresponding level issued by other rating companies (whichever is higher), mechanisms were defined for a 0.5% supplement the annual interest paid if the Company's debentures are downgraded to ilBBB or its equivalent, and a supplement of 0.25% to the annual interest in respect of each notch on the rating scale, as long as the downgrade is in effect. Should the Company provide a guarantee in favor of the holders of Debentures (Series B), and as long as the Company's rating does not fall below the above-mentioned level, the interest supplements, if any, in respect of the downgrading rating, will be cancelled.

Deed of Trust B states that DBS's right to register first liens in favor of other holders of securities that DBS might issue (whether in a case of expansion of the series or in a case of issue of another series or additional securities) and/or make them party to charges in favor of the Trustee, without requiring the Trustee’s consent, is dependent on the rating of the Debentures (Series B) not falling below at that time (insofar as their rating does not exceed their initial rating – see subsection F below), and on the ratio of the total debt of DBS85 (after an issuance of securities as aforesaid and taking into account its consideration) at the end of the quarter preceding the issuance, to its EBITDA in the 12 months ended at the end of the last calendar quarter, does not exceed 5.7.

82
In each of the years 2010-2013, payment of the principal will be 8% of the par value of the Debentures, and in each year thereafter, payment of the principal will be 17% of the par value of the Debentures.

83
The total debt is defined in Deed of Trust A as "The debts of DBS secured by a first lien unlimited in amount on all the assets of DBS, pari passu with the collateral created by DBS in favor of the holders of the Debentures (Series A)."

84
In each of the years 2013-2017, payment of the principal will be 14% of the par value of the Debentures, and in each year thereafter, payment of the principal will be 15% of the par value of the Debentures.

85
The total debt is defined in Deed of Trust B as "The debts of DBS secured by a first lien unlimited in amount on all the assets of DBS, pari passu with the collateral created by DBS in favor of the holders of the Debentures (Series B), less cash and monetary deposits available to DBS.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

Additionally, Deed of Trust B sets out various agreed events (subject to the extensions noted in the deed) which if they occur, establish a right to call the Debentures for immediate repayment, subject to the provisions of the Deed of Trust. These events include the events listed in this regard in Deed of Trust A, with certain changes, and other events, including failure to submit financial statements to the trustee on the dates stipulated in the deed, decrease in the percentage of the Company's holding in DBS to below the minimum rate stated in the deed (as long as DBS is a private company), merger with another corporation (except with the Company or a corporation it controls), or sale of most of its assets on the terms stated in the deed, cancellation of the broadcasting license or termination of activity in the field of communications, and non-compliance with the financial covenant in Deed of Trust B whereby DBS must comply every quarter with a maximum debt/EBITDA ratio86 of 5.7. On December 31, 2011, DBS was in compliance with this covenant (its debt/EBITDA ratio was 2.86).

Deed of Trust B includes a restriction on the right of DBS to pay dividends and repayment on account of the shareholders loans in its compliance with the financial covenant based on the ratio between the total secured debt and its EBITDA (as they are defined in Deed of Trust B, and subject to the amendment periods stipulated in the deed), and with respect to the repayment of shareholder loans, there is an additional restriction according to which the amount of repayment shall not exceed the net accumulated profit of DBS from the beginning of 2011 forward, less financing expenses of DBS in respect of shareholder loans and less repayments or distributions made.

In March 2011, DBS performed a private issue by way of expanding the debenture series (Series B) in the amount of NIS 120 million (with no change in the rating of the series), so that 50% of the consideration from the issue was used for early repayment of part of the long-term bank credit DBS.

C.
The Debentures (Series A) and Debentures (Series B) are each secured by a first ranking floating charge, unlimited in amount, on all of DBS's assets (aside from exceptions attributable to the provisions of the Communications Law) placed by DBS in favor of the trustee of the relevant series, including a covenant that restricts the creation of additional charges (aside from exceptions stipulated in the deed of trust), and in a first ranking fixed charge, unlimited in amount, in favor of any such trustee, on the rights and assets of DBS that were charged by it in favor of the banks (aside from exceptions attributable to the provisions of the Communications Law) ("Trustee Collaterals"). The Trustee Collaterals, as aforementioned are first ranking and equal (pari-passu) to the floating charges and the fixed charge placed by DBS in favor of the banks to secure the bank credit ("Bank Collaterals") and between the series of debentures themselves. The creation of additional charges by DBS in favor of the banks is subject to the approval of the trustee, unless said charges are also registered in favor of the trustee. In any event of realization of the Trustee Collaterals and/or Bank Collaterals and/or sale of the assets subject of these collaterals, including by the holders of other securities who will receive a charge on said assets, the receipts of such exercise will be divided pro rate between the trustee, banks and the holders of both debenture series, with each charge holder receiving its relative share of the receipts equal to the relative share of the debt to it (as defined in the deed of trust) divided by the total secured debt in said assets.

86
The ratio of DBS's total debt (as defined in footnote 85) to its EBITDA (defined in Deed of Trust B as total operating profit of DBS from ordinary operations before finance and tax expenses, plus depreciation and amortization and plus provisions and extraordinary one-time expenses) in the 12 months ended in the relevant quarter.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

D.
According to the provisions of Deed of Trust B, in the event Trustee B is given a guarantee by the Company for the liabilities of DBS to the debenture holders (Series B), and as long as the Company's rating did not fall below the rating mentioned above in sub-section B, applicable from that time, the collaterals DBS created in favor of Trustee B will be cancelled, the restriction on expansion of the series and the issue of additional securities secured by said collaterals, the restriction regarding the repayment of the shareholder loans and payment of dividends will be cancelled and the number of causes for immediate redemption available to Trustee B under Deed of Trust B will be cancelled (in addition to the drop in the annual interest rate as aforementioned in sub-section B).

E.	Changes in the rating of the Company and rating of the debentures by S&P Maalot in the reporting period

	Debentures (Series A) and rating	Debentures (Series B)
July 5, 2007	-ilBBB – rating on date of the issue
April 13, 2010	Rating raised to ilBBB
July 6, 2010	Rating raised to +ilBBB
October 13, 2010	Placed on credit watch with positive implications
October 31, 2010
Upgraded to -ilA, among other reasons in view of the expected improvement in DBS' liquidity in the short term following the issue of Debentures (Series B) and in view of the amendment to the Financing Agreement that included a list of the financial covenants with which DBS must comply.
-ilA - rating on date of the issue
March 1, 2011		Rating of ilA- for additional debentures of up to NIS 120 million par value, to be issued in a series expansion.
November 8, 2011	ilA rating (i.e. rating retained) with stable rating outlook for DBS.

For additional details on the Debentures (Series A) and (Series B), see Note 12 to the 2011 Financials.

5.15.4	The corporation's credit facility (in NIS thousands)

Credit facility	Use at December 31, 2011	Use at February 27, 2012
114,060	2,369	4,254

5.15.5	Estimate regarding the need to raise sources of financing in 2012

According to the payment schedule of the Financing Agreement and DBS's debentures, in 2012 DBS is expected to repay NIS 241 million on account of principal and interest of its loans.

DBS management estimates the sources of financing available to it will be sufficient for its operations in the coming year, and this according to the cash flow forecast that was approved by the DBS Board of Directors. Should additional sources be necessary for operations in the coming year, DBS will adjust its activity such that it will not require additional sources beyond those available to it.

In recent years DBS needed to raise external financing sources, inter alia, to increase its investments. As at the date of this report, a significant increase of DBS's investments would require expansion of the sources of financing available to it (for restrictions regarding additional credit, see Sections 5.15.2.and 5.15.3).

Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.16	Taxation

For information regarding DBS taxation, see Note 8 to the 2011 Financials and Note 26 to DBS's 2011 Financials.

5.17	Restrictions on and supervision of the company

5.17	5.17

DBS’s operations are regulated by and subject to an extensive system of laws that apply to the area of broadcasting, including primary legislation (and specifically the Communications Law and subsequent regulations), secondary legislation (including the Communications Rules), as well as administrative directives and Council decisions. All these materially affect DBS and its operations. Likewise, legislation and secondary legislation in the field of consumer protection have a material impact on DBS.

Additionally, DBS's operations are subject to the provisions of its licenses, and particularly the broadcasting license.87

5.17.2	Eligibility requirements for licensee for satellite broadcasts, restrictions on cross-ownership

The regulations of the satellite broadcasting license place various restrictions on a licensee, including eligibility requirements that relate to the holdings of the owner of the license and the interested parties, directly and indirectly, in the licensees under the Law of the Second Authority and the owners of daily newspapers.

5.17.3	Royalties

Under the Royalties Regulations (Satellite Broadcasts), DBS must pay royalties on its revenues from provision of broadcasting services. For information regarding the percentage of royalties and in the increase in the percentage of royalties in 2011 and 2012, see Section 1.7.3B. In respect of 2011, DBS paid approximately NIS 17.4 million in royalties (the percentage of royalties that year was 1.75% of the relevant revenues).

5.17.4	Tariff regulation

The broadcasting license stipulates provisions regarding the types of payments the licensee may collect from its subscribers. DBS is obligated to inform the Chairman of the Council of any change in the price list approved by the Council immediately upon its publication, and the Chairman is entitled in certain cases to prohibit the change in the price list. The Chairman of the Council is further entitled to intervene in special offers or discounts offered by DBS, if he finds that they mislead the public or discriminate between subscribers.

Under Section 6(49) of the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. At the date of this report, no such prices had been set.

5.17.5	Requirement to invest in local productions

In accordance with the requirements of the broadcasting license and the decisions of the Council, for each of the years 2010 and 2011 DBS must invest in local productions an amount which shall not be less than 8% of its revenue from subscription charges, and according to the regulations and the decisions of the Council, DBS must invest different rates of these investments in different types of local productions. In this context, DBS must invest at least 50% of all its investments in local productions that are broadcast on channels that it does not own ("outside channels"), and based on the Council's decision, to meet this obligation, DBS must ensure that it has no interest in the productions’ broadcast on the outside channels. In December 2011, the Council resolved, inter alia, to charge DBS an amount of NIS 40 million to make up shortfalls in local productions on channels that are owned by outside producers in respect of the years 2007-2011, to be paid over the period 2012-2016. In view of this decision, DBS will have to make changes in the mix of local productions and the way of ordering them. DBS is also completing investment shortfalls determined by the Council in certain genres.

87	The full version of the broadcasting license is available on the Ministry of Communications website: www.moc.gov.il.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In October 2011, the Council informed DBS that commencing in 2012, its revenue from subscription fees, which are the basis for calculating the obligation for local productions, would be considered as including any payments paid by its subscribers to receive their broadcasts and acceptance of their services, including revenues from terminal equipment and the installation of such equipment, and this irrespective of the fact that according to the policy implemented by the Council to date, inclusion of the revenues from terminal equipment for calculating the obligation to make local productions was conditional on a mechanism based on the profitability of this revenue component, and in previous years revenues from terminal equipment and its installation were not included in the basis for calculating local productions. Consequently, DBS will have to increase its total annual investment in local productions.

5.17.6	Terminal equipment

A.
In March 2011, the Ministry of National Infrastructures published Draft Energy Sources (Maximum electrical output in active stand-by mode of a digital channel converter for TV broadcast reception) Regulations, 2011, the purpose of which is to regulate the maximum electrical output when digital converters are on active standby mode. As far as DBS is aware, this draft has not yet been discussed by the Knesset Economic Affairs Committee, and at the date of this report the Ministry of National Infrastructures is making changes in the draft before presenting it for discussion. Preliminary investigations conducted by DBS show that should the original version of the draft regulations become binding legislation, they may adversely affect DBS's ability to continue to use some of the decoders currently used by its subscribers, and its ability to import the decoders that require a higher level of electricity capacity than the maximum output prescribed in the draft regulations. DBS has asked the Ministry of National Infrastructures to amend the wording of the draft regulations so as to minimize wherever possible these possible effects.

DBS's opinion in this instance is forward-looking information, as defined in the Securities Law, based in part on the present version of the draft regulations. There is no certainty that the draft regulations will become binding legislation, or that the version of the legislation that is passed, if it is passed, will be the same as the draft version that has been published. This estimate may not materialize, or it may materialize in a manner that differs significantly from that foreseen, in part depending on the version of the legislation that is passed, if and when it is passed.

B.
In July 2011, the Council chair informed DBS that he intends to recommend that the Council consider amending DBS's broadcasting license so that the deposit that subscribers are required to make for borrowing an HD or PVR decoder will be limited to the cost of the purchase of the decoder loaned to the subscriber (eliminating an easement that was given to DBS in the past with respect to these advanced decoders). In August 2011, the Council chair informed DBS, inter alia, that he intends to recommend that the Council amends the subscription agreement so that the amount deposited when borrowing used terminal equipment, is not more than its depreciated cost. DBS has expressed its objections on this subject to the Council chair. DBS is of the opinion that insofar as these recommendations are implemented, its revenues will be severely reduced.

This opinion is forward-looking information, as defined in the Securities Law, based, in part, on the aforesaid announcements by the Council, that are still subject to a hearing with DBS. There is no certainty that these announcements will in fact be adopted and implemented by the Council. This estimate may not materialize, or it may materialize in a manner that differs significantly from that foreseen, in part depending on the decisions that are actually made, if they are made, by the Council.

5.17.7	Requirement to transmit channels

In accordance with the requirements under the law and license, DBS is required to allow the producers of channels set out in the law to use its infrastructures to transmit broadcasts to its subscribers, and this in exchange for payment ("Transmission Fee") to be determined in the agreement, and lacking agreement - in exchange for a payment to be determined by the Minister, after consulting with the Council.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

In March 2009 the Ministry of Communications announced a hearing on the amount of the transmission fee, noting that the results would serve as the foundation for the decision on the dispute between DBS and the dedicated channels (lacking an agreement between them), and the amount of the payment to be determined in the hearing will apply from 2007 through the end of 2013. The parties will be able to use the calculation method to calculate the amount of the payment through 2006. The Ministry of Communications noted that its economic opinion, which it attached to the hearing, could serve as the basis for settlement of other disputes that may arise between DBS and other independent channel producers. In November 2010, as part of the hearing, DBS received the economic opinion of the Economic Department at the Ministry of Communications. According to the opinion, the annual usage fees would amount to NIS 2 million for an independent channel producer that is not financed by subscription fees. At the date of this report, the decision of the Minister in this regard has not yet been received.

In accordance with an amendment to the Communications Law in July 2010, the dedicated channels are exempt from payment of transmission fees to HOT and DBS. In September 2010, DBS filed a claim with the High Court of Justice against the validity and applicability of this amendment. This claim is still pending.

5.17.8	Content of the broadcasts and obligations with respect to subscription

The broadcasting license sets out provisions that relate to the content of DBS’s broadcasts, including an obligation to obtain the Council’s approval of the channels broadcasted by DBS. The Communications Law prohibits the broadcast of advertisements, subject to several exceptions (this prohibition also applies to HOT).

A.
Additionally the broadcasting license includes conditions regarding the terms of the services to subscribers and prohibition of discrimination between subscribers as well as an obligation to have the Council and the Standard Contracts Tribunal approve the subscriber agreement.

B.
In 2009, a government resolution was passed amending the Communications Law so that it defines, inter alia, legislative arrangements that will obligate DBS and HOT to allow all subscribers to connect to a package consisting of Channel 1, Channel 33, Channel 2, Channel 10 and the Knesset Channel (in this paragraph - "the Basic Package"), subject to conditions prescribed in the resolution. According to this government decision, DBS and HOT will be entitled to broadcast advertisements from 2012 onwards, subject to rules to be prescribed by the Council. To the best of DBS's knowledge, at the date of this report, the issue of the Basic Package is still being considered by the government.

C.
In February 2012, The Israeli Law, Information and Technology Authority ("ILITA"), informed DBS, after negotiations conducted by the parties, that commencing March 14, 2012, DBS is required to discontinue any use of information about subscribers who have left its services from February 29, 2012 onwards for marketing purposes, unless the subscribers knowingly given their specific and separate consent to this effect. ILITA noted that any use that deviates from the aforementioned is prima facie breach of the provisions of the Protection of Privacy Law, 1981. Regarding subscribers who had disconnected from DBS's services by February 29, 2012, ILITA announced that DBS is permitted to make one-time use of information about them for marketing purposes up to the end of May 2012. DBS believes that implementation of ILITA's position may affect the volume of sales by DBS.

5.17.9	Restrictions on term of commitment

Regarding a prohibition on specifying a commitment period in agreements with subscribers and restrictions concerning exit penalties collected from subscribers whose commitment period has not yet ended, see Section 1.7.3D.

5.17.10      Ownership of broadcast channels

According to the communications rules, DBS, including its associated entities which are defined in the communications rules, may own up to 30% of the local channels broadcast by DBS. (This is in contrast to the 20% applicable to HOT.) Under the Communications Law, DBS is also restricted on the ownership of news broadcasts producers.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.17.11       General provisions regarding the broadcasting license

The Minister and the Council have parallel authority to amend the broadcasting license. The Minister was authorized to cancel or postpone the broadcasting license for causes set out in the Communications Law and the broadcasting license. The Communications Law and broadcasting license stipulate restrictions on the transfer, attachment and encumbrance of the broadcasting license and any of the assets of the broadcasting license. The broadcasting license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; hurting competition by way of an agreement, arrangement or understanding with a third party in terms of provision of broadcasts and services is prohibited, unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; an obligation was stipulated to provide bank guarantees that are currently NIS 39 million (principal) to the Ministry of Communications to guarantee DBS's undertakings under the license (in order to issue these guarantees, DBS shareholders provided securities to the issuing banks).

With respect to the restrictions stipulated regarding DBS as part of acquisition of control of the Company by B Communications, see Section 1.3.1A.

5.17.12       Wiring in subscribers' homes

When a subscriber switches from HOT to DBS and vice versa, in accordance with the administrative directives issued by the Ministry of Communications, which regulate how the subscriber is transferred and the use of the infrastructures in the subscriber's home, and determines the obligation to pay a monthly usage fee in respect of the infrastructure (wiring) that is owned by the other multi-channel television provider. In some subscriber homes, DBS is dependent on the use of the internal wiring that belongs to HOT and the use of which is done under the administrative directive.  In the past, disputes arose between DBS and HOT regarding implementation of the administrative directives. In July 2010, an agreement was signed between DBS and HOT, under which DBS paid HOT an agreed amount to clear its demands with respect to the use of infrastructure in subscriber homes through the end of 2010, and it was determined that as of 2011, there would no longer be a requirement of either of the parties to pay the other party in respect of the use of the wiring in accordance with that set out in the agreement. In September 2010, DBS and HOT contacted the Ministry of Communications with a request to amend the administrative directives, to cancel the obligation to provide prior notice of the connection to the other licensee prior to performance of the actual connection in the event a subscriber switches between licensees, such that the licensee to which the subscriber connects will submit the notice of disconnection from the subscriber to the licensee from it was disconnected only after performance of the connection to the other licensee. The Ministry of Communications has not yet issued a decision on this matter.

5.17.13       Offering service bundles

According to the broadcasting license, DBS may offer joint service bundles that include service provided by the Company and service by DBS, subject to obtaining Ministry of Communications approval (and if no objections are raised within the period specified in the license, such approval will be deemed granted) and subject to conditions, the most important of which are the "unbundling" obligation, and whether a corresponding bundle is marketed by a licensee that is unrelated to the Company (see Section 1.7.2.B). The joint service bundle with the Company includes infrastructure service for the Company's internet only, does not require Ministry of Communications approval and the unbundling obligation does not apply to it. At the date of this report, DBS does not market such joint service bundles.

5.17.14       VOD services

In October 2011, the recommendations of the joint Ministry of Communications and Council task force were submitted to the Minister of Communications. The task force was appointed to review the question of regulating broadcasts on new technologies and platforms, with respect to the method and process of prescribing regulations for semi-TV broadcasts (audio-visual content) over the internet. The primary recommendation is to shift from regulation based on transmission and recording methods to regulation based on output, so that internet-TV broadcasts should have the same features as the broadcasts currently offered by the broadcasting entities (the criteria for determining these features were included in the task force recommendations), they shall be subject to regulation by the Council and any other relevant regulating entity. It was also recommended that a  follow-up team be established, involving all the relevant entities, including the Ministry of Communications, the Council, the Israel Broadcasting Authority (IBA) and the Second Authority for Television and Radio, for the purpose of reviewing and adapting the regulations currently applicable to the present world of broadcasting to the developing world of broadcasting, in an effort to create a standard, comprehensive set of regulations for both the existing and new world of broadcasts (including a recommendation on appropriate legislative amendments). The task force noted that it must continue to take into account possible changes in the distribution of revenues between the broadcasting entities and the new entities and the expansion of the range of broadcasting entities that will be subject to the new regulations. The task force further recommended that insofar as the new broadcasting entities continue to replace the regulated broadcasting entities (the task force found that the replacement rate is still low), which will have a negative economic impact on the regulated broadcasting entities even before the recommended regulations are adopted, the regulating entities should work for the adoption of urgent, temporary regulations to include temporary alleviations for the supervised entities and/or impose obligations tailored to the web-based broadcasting entities. At the date of this report, the Minister of Communications has yet to make a decision regarding these recommendations.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

At the date of this report, DBS believes that the VOD services are not subject to the regulations that currently apply to the multi-channel TV broadcasts and as far as it is aware, this is the position of the Ministry of Communications. Nevertheless, implementation of these conclusions by the Ministry of Communications may have repercussions for regulating VOD services provided by DBS. It may also affect the development of the transfer of video content over the internet.

DBS's estimates in this instance are forward-looking information, as defined in the Securities Law, based in part on the recommendations of the task force as published at this date. There is no certainty that the Ministry of Communications will in fact implement these recommendations. These estimates may not materialize, or they may materialize in a manner that differs significantly from that foreseen, in part depending on the actual implementation of the recommendations and the content of the implemented regulations, if they are in fact implemented, and on the way they are implemented.

5.18	Substantial agreements

Following is a brief description of the main points of the agreements likely to be considered as material agreements not in the ordinary course of DBS's business, which have been signed and/or are valid in the period of the Periodic Report:

5.18.1	Space segment lease agreements

DBS and Spacecom Communications Ltd. ("Spacecom"), a company jointly controlled by Eurocom DBS, the largest shareholder in DBS, have an array of agreements under which DBS uses the space segments via Amos 2 and Amos 3 satellites ("Space Agreement").

Pursuant to the Space Agreement, the term of use of the space segments on satellites AMOS 2 and AMOS 3 is through April 2016 or until the end of life of AMOS 2, the earlier of the two. The consideration for use of the space segments consists of annual usage fees to be paid in monthly installments, the amount of which depends on the total number of segments supplied by Amos 2 and Amos 3 to DBS, its shareholders and entities affiliated with DBS and/or with its shareholders, as defined in the Space Agreement.

Under the Space Agreement, if the supplied capacity becomes unusable, Spacecom shall make every effort to provide alternative capacity, and if Spacecom is not able to do so, it will work to provide such through a satellite belonging to another operator. Should the cost of the alternative capacity exceed that set out in the agreement, Spacecom will participate in half of this cost alone, provided that it does not exceed USD 50,000 per segment annually. Should work be required to adapt the ground infrastructure in subscriber homes, Spacecom will bear the costs that apply to DBS, up to USD 2,500,000, with DBS bearing the remaining costs.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

DBS was also granted the right of first refusal for additional space segments on AMOS 2 under the terms specified in the agreement.

Pursuant to the Space Agreement, DBS must use 13 space segments, and while DBS may temporarily stop using a single segment, each party is entitled to bring about its renewed use (once a year).

A mechanism was set up for partial backup on Amos 3 in the event of non-availability of space segments on Amos 2. Additionally, Spacecom undertook to make every reasonable effort to backup on Amos 2 in the event of non-availability of both space segments used by DBS on Amos 3, at the date of this report.

At the date of this report, DBS is using 12 space segments (ten on Amos 2 and two on Amos 3), in view of its right to terminate the lease of the 13th segment, as aforementioned). Nevertheless, in February 2012, Spacecom informed DBS that DBS could resume use of the 13th segment commencing January 1, 2013. The lease fees in 2011 amounted to approximately NIS 87 million.

DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, which is also responsible for operation of the space segments. With respect to exposure to risks in the event Amos 2 or Amos experience operations failure, see Section 5.22.3E.

In September 2011, Spacecom published an Immediate Report concerning a malfunction in the battery of the Amos 3 satellite, in which the voltage in the battery dropped during an "eclipse period" (a regular, cyclical phenomenon that occurs twice a year, for a period of 42 days each time, during which the satellite and the solar panels that supply it with electrical energy are hidden from the sun during the day), probably due to a fault in one of the battery cells. As a result, Spacecom announced that to reduce the load on the accumulator during the eclipse period, it intends not to operate up to two transponders during this period. Spacecom further noted that in its opinion and the opinion of the satellite manufacturer, this operations plan will facilitate proper function of the satellite, although it commented that there is no certainty that this plan will suffice, and Spacecom may be required to take further operational measures. Close to the date of this report, Spacecom informed DBS that the failure to operate these transponders is unlikely to affect the service that DBS receives from Spacecom.

This opinion is forward-looking information, as defined in the Securities Law, based in part on Spacecom's publications regarding the fault and its repercussions and on the materialization of Spacecom's estimates as submitted to DBS. Consequently, this opinion may not materialize, or may materialize in a manner different from that anticipated, in part depending on technical and operating conditions relating to the satellite and the malfunction, as well as on other operational or other measures, insofar as they are taken by Spacecom.

5.18.2	Financing agreement with the Banks

For a summary of the main points of the agreement, see Section 5.15 and Note 12 to DBS's 2011 Financials.

5.18.3	Deeds of trust regarding Debentures (Series A) and Debentures (Series B)

For a summary of the main points regarding the deeds of trust, see Section 5.15.3.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.18.4	Agreements with DBS shareholders88

A.	The founders agreement dated December 4, 1998, between the shareholders of DBS, which regulates the establishment and management of DBS as well as the relationships between the shareholders.

B.	An agreement dated December 30, 1998 between DBS’s shareholders and DBS regulates, inter alia, the establishment and authorities of an executive committee.

C.
An agreement dated November 2001 between DBS’s shareholders and DBS, changed the dilution formula set forth in the founders agreement and stipulated that the holdings of DBS's shareholders would be adjusted to the pro rata share of their investments in DBS, such that for the purpose of dilution, the investments (made by way of shareholders’ loans) would bear, as of the date fixed in the agreement, CPI linkage differentials and an annual cumulative linked interest rate of 5.5% from the date of the establishment of DBS.

D.
An agreement dated December 30, 2002 as amended on August 6, 2003, between DBS shareholders and DBS, prioritizes shareholders’ loans granted subsequent to July 10, 2002 over earlier loans.  The agreement also stipulated that these loans would bear CPI linkage differentials and an annual accrued linked interest rate of 5.5%, while loans granted after April 27, 2003 would bear CPI linkage differentials and an annual accrued linked interest rate of 11%.  Furthermore, the agreement stipulated a mechanism for the allotment of shares or option warrants to shareholders who would invest in DBS, such that their holdings in DBS would be adjusted to their adjusted investments in it. The agreement also stipulated the information rights for the shareholders who are parties thereto.

5.18.5	Agreement with the Company and with Bezeq International

In May 2010, DBS and the Company put together an arrangement regarding the amount of DBS's debt to the Company in respect of various communications services at July 31, 2009, in view of the dispute that arose between the parties. In October 2010, the agreement to defer part of the payments under said arrangement was approved as well as deferral of payments DBS owed to the Company under a previous agreement between it and the Company for the rescheduling of DBS's debt in respect of the purchase of Internet infrastructure in the amount of NIS 45.5 million. The rescheduling agreement can be cancelled with advance notice, under the terms stipulated therein. Additionally, in October 2010 a similar rescheduling agreement with Bezeq International Ltd. was approved regarding a debt of NIS 8 million. The arrangements were approved as a transaction in which the controlling shareholder of the Company had a personal interest. For more details, see the supplemental report to the transaction report and the notice to convene an extraordinary meeting dated April 14, 2010, as well as a transaction report and notice to convene an extraordinary meeting dated September 6, 2010 (regarding engagements A and B in said report), brought by way of reference.

5.19	Cooperation Agreements

In December 2011, Zira Ltd. commenced operations. DBS is one of the founders of Zira, together with other corporations that operate in the television sector, and its purpose is to prevent the infringement of copyright on video content on the internet.

5.20	Legal Proceedings

This annual report will include comments and/or revisions regarding the legal proceedings that account for 5% or more of the net profit from the ongoing activity of the Group (approximately NIS 130 million or higher89) according to the Company's most recent annual financial statements (consolidated) and the legal proceedings in which the amount claimed was not specified in the statement of claim, unless relating to a claim which would not seem to reach the aforementioned quantitative threshold (and all unless additional aspects and/or implications for the proceeding exist beyond its financial total).

88
These agreements were also signed by additional shareholders, whose holdings in DBS were sold to Eurocom DBS and therefore, at the date of this report, the parties to these agreements are Eurocom DBS and the Company.

89
To examine whether the amounts of the claims meet said threshold, the amounts were linked to the CPI. The amounts noted in this section are the original amounts, without linkage differentials. With respect to said threshold, should there be similar proceedings against several companies in the Group, the amount of the claim may be examined cumulatively in respect of all the proceedings together. Furthermore, it is clarified that if certain proceedings relate largely to shared legal or factual issues, or it is known that such issues are reviewed or considered together, then for setting the quantitative materiality bar as referred to in these sections, the amount involved is reviewed in all those proceedings together.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.20.1	Pending legal proceedings

A.
On December 13, 2010, an application for certification of a class action against DBS was filed in the Tel Aviv District Court for NIS 600 million. The applicant alleges that DBS violated its obligation to its customers by omitting broadcasts it is committed to air in the Basic Package, removed channels without approval, did not comply with the obligation to invest in quality genres and violated obligations regarding the broadcast of commercials, promos and marketing and commercial content. The applicant argues that as a result, he incurred damage estimated at NIS 2,180. This amount comprises NIS 1,680, which is 10% of the total subscription fee the applicant paid in the seven years he was a subscriber of DBS as damages in respect of the damage he incurred due to non-broadcast of the broadcasts the Company is obligated to air, and non-financial damage of NIS 500 in respect of harm to personal autonomy. The applicant defined the group as all of the respondent's subscribers in the seven years prior to the filing of the action. He estimates that the group numbers 800,000 subscribers.

On October 30, 2011, an application was filed in the court to approve a settlement in which DBS will open a new channel for all its subscribers to be broadcast every evening between 16:00 and 21:00 for 4 months. Under the settlement, the class representative will receive payment of NIS 30,000 and his attorneys will receive NIS 340,000 On November 2, 2011, the court ordered publication of a press release concerning the settlement and that notice of the settlement must be sent to the Attorney General, the Consumer Protection Supervisor, and the Director of Courts. Pursuant to the decision, notices were published in the press and notification was sent as ordered by the court. On February 26, 2012, the Attorney General's position was submitted, stating that the settlement cannot be approved in that its flaws raise concerns that it is inappropriate, unfair and favors the members of the group, and that it fails to heed the intents of the Class Action Law, among them a deterrent to breaking the law and grant of appropriate relief to the victims of such breach. On February 27, 2012, the court handed down its ruling to the effect that the parties must reply to the Attorney General's position within 15 days. A hearing to approve the settlement is scheduled for April 4, 2012.

B.
In March 2011, the Consumer Protection Association conducted an investigation of the CEO of DBS. As far as DBS is aware, the investigation centers on a suspected alleged breach of the Consumer Protection Law by DBS regarding allegations of deception and lack of disclosure when entering into agreement with customers. At the date of this report, DBS has not received any further information about the results of the investigation.

5.20.2	Proceedings that came to a close

A.
In October 2011, the District Court, with the consent of the parties, dismissed a financial claim that DBS had filed against Pace Micro Technology Plc ("Pace") in 2006, in the amount of NIS 31.5 million, and a counter claim that Pace had filed against DBS and Eurocom Digital Communications. The actions were dismissed following a settlement signed by the parties to the claims, and according to which a new supply agreement took effect between DBS and Pace, in which, inter alia, DBS will purchase converters from Pace (for the total amount of USD 4.158 million) and Pace will supply DBS with an additional quantity of converters free of charge (the total value of which, under the terms of the converter purchase transaction, is approximately USD 1.8 million).

B.
In November 2011, the Tel Aviv District Court struck out, for inaction, an application to certify a claim as a class action against DBS. The class action alleges that DBS did not live up to its obligation to provide its customers with a document that outlines their right to cancellation should they make a change and/or addition to the service provided to them under the "ongoing transactions". Similar claims (by plaintiffs represented by the same attorney) were also filed against the Company, Pelephone, and Bezeq International - see Sections 2.18.16, 3.21.2F, and 4.20.4.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

C.
In April 2011, the Central Region District Court accepted an agreed application for abandonment that was filed by the parties, and allowed the applicant to withdraw her motion to approve the claim as a class action against DBS in connection with the allegation that DBS was in fundamental breach of the provisions of the Consumer Protection Law regarding a transaction for a specified period due to the failure to inform its customers of the end of the commitment period and the alleged collection of inappropriate payments at the end of the commitment period.

D.
In January 2012, a settlement that was closed in September 2011 was validated as a court ruling. The settlement was in regard to a motion to certify as a class action, a claim that had been filed against DBS in December 2010 in the Tel Aviv-Jaffa District Court. The claim was based on allegations to the effect that DBS was in breach of its obligations to its hearing-impaired subscribers in that it did not comply with is obligations under the Equal Rights for Persons with Disabilities Law (1998) and under the Television Broadcasting (Subtitles and Sign Language) Law (2005) and violated the directives of the Council in this regard Under the compromise agreement, and as defined in the agreement, during the period of the benefit, DBS will provide an additional 90 hours that are accompanied by subtitles and sign language. It was also agreed that NIS 40,000 will be paid to the class representative as a special bonus, and the class representative's attorney will receive payment of NIS 324,800 (including VAT at the lawful rate) as his fee. As part of the ruling, the court determined that after the end of the bonus period (as defined in the settlement) or when the bonus is actually terminated, whichever is earlier, the Company will submit notice to the court to be supported by a lawfully prepared affidavit specifying the number of hours actually given as the bonus and the method of giving them, and that an amount of NIS 100,000 (including VAT at the lawful rate) of the amount to be paid to the representative's attorney, will be paid only after the members of the group have actually received the bonus, and this subject to the court's approval, after the Company has announced that the bonus has been given in accordance with the settlement. On February 15, 2012, the parties published advertisements in the press on the approval of the aforementioned settlement.

E.
In February 2012, a settlement was validated as a court ruling. The settlement concerns an application to certify as a class action a claim that was filed against DBS in 2007 in connection with reception disturbances in DBS's broadcasts and problems in the functioning of DBS's service system during the reception disturbances in September 2007. Under the settlement, DBS will give anyone who was a subscriber during the period of the disturbances (from September 6, 2007 through October 9, 2007), and lived in communities in the north of Israel, as specified in the agreement, the following bonuses: persons who are still DBS subscribers – 3 DVDBOX movies or a package of channels of those listed in the settlement agreement, for 60 days; persons who are no longer DBS subscribers – will be able to join its services and will be entitled to the aforementioned benefits or receive a refund of NIS 35. Additionally, the class representative will receive compensation of NIS 200,000, and his attorney will receive NIS 1,300,000. It was further determined that the parties must advertise approval of the settlement in the press, and yesmail messages must be sent to subscribers who lived in northern communities during the period of the disturbances.

5.21	Business objectives and strategy

5.21.1	DBS’s goals are to continue the trend of growth in revenues, by continuing the moderate increase in the number of subscribers, and by continued growth in average revenue per subscriber (ARPU).

5.21.2
To achieve these goals, DBS intends to invest considerable effort in marketing and sales, and in appropriate marketing strategy designed to continue attracting subscribers; retain existing customers and increase revenues from them; continually improve the array of services to subscribers, create differentiation and innovation in its broadcasting content which is to be expanded relative to HOT content, to increase the amount of content purchased by each subscriber and expand DBS's value-added services, and to invest in the integration of advanced technologies. These efforts include DBS's drive to increase the rate of penetration of advanced services, including the PVR decoders and VOD and HD services among its subscribers as well as to also provide its content on additional platforms to increase DBS revenues and enhance subscriber loyalty to DBS's services.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.21.3
DBS’s goals in respect of increasing the number of subscribers and the ARPU are based on forecasts by DBS's management, on the current trend in the broadcasting market and on DBS’s assumptions regarding competition in the broadcasting arena and the regulation which applies and which will apply to DBS’s operations and the restrictions which are imposed or will be imposed on DBS and its operations, taking into account the restrictions that apply and will apply to the Company, which affect DBS. However, the forecasts of DBS's management may not materialize, or may materialize in a manner that differs significantly, because of changes in demand in the broadcasting market, fiercer competition in this field, the entry of additional entities into the broadcasting field or alternative fields and in light of the regulatory restrictions which are imposed or will be imposed on DBS or on its partnerships with the Company. Materialization of DBS’s goals in terms of more intense penetration of VOD services to its customers also depend on the availability of the types of decoders used to receive this service in customer homes and the Internet speed available in the subscriber's home (see Section 5.4). Increasing the penetration rates of PVR decoders involves DBS's ability to make the necessary investment and also depends on the availability of such decoders and the manufacturer’s supply dates.

5.22	Risk Factors

Following is a list of the threats, weaknesses and other risk factors of DBS (the "Risks”) attributable to the general environment, industry and special nature of its operations.

5.22.1	Macro risks

A.
Financial risks – a material part of DBS's expenses and investments are linked to fluctuations in the exchange rate of the US dollar (particularly content, satellite segments, purchase of decoders and additional logistics equipment). Therefore, sharp fluctuations in the exchange rate will have a material effect on DBS's business results. In addition, the loans taken out by DBS from its shareholders and the debentures DBS issued are linked to the consumer price index and, therefore, sharp rises in inflation rates could have a material effect on DBS’s business results.

B.
Recession/economic downturn - A downturn in the economic, rise in unemployment and decline in disposable income may lead to a drop in the number of DBS subscribers, lower revenues for DBS and have a negative impact on its business results.

C.	Security situation - An ongoing unstable security situation in large areas of Israel, which disrupts the day-to-day lives of the residents, could have an adverse effect on DBS's business results.

5.22.2	Sector risks

A.
Dependence on licenses - DBS provides multi-channel television broadcasts in accordance with a broadcasting license and other licenses. A breach of the orders of the licenses as well as of the law under which the licenses are issued could bring about, subject to the license conditions, the cancellation, amendment or suspension of the licenses and consequently material harm to DBS’s ability to continue operating in the field.

B.
Regulation - DBS’s operations and broadcasts are subject to obligations and restrictions set out in legislation and to a system of licensing, oversight and approvals from various regulatory bodies, and consequently DBS may be influenced and restricted by policy considerations dictated by these entities and by their decisions and changes in communications legislation (see Section 5.17). An extremely high degree of regulatory intervention and regulatory changes impact on DBS’s operations and may have an adverse effect on its financial results. In addition, the operations of DBS, as a company supplying services to the public, is subject to consumer protection legislation.

C.
Intense competition - The field of broadcasts is characterized by a very high penetration rate and intense competition with HOT (see Section 5.1.9 above), which requires DBS to constantly and continually invest in attracting and retaining customers, and dealing with high subscriber churn rates between DBS and HOT. For details about competition with HOT, see Section 5.7.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

D.
Technological developments and improvements - The risk in the development of new technologies is that they will render existing technology inferior, which will force DBS to male large monetary investments to retain competitive standing. The development of new technologies may also enable entry into the field of multi-channel broadcasts without making heavy financial investments, the entry barriers into the field might be lowered and constitute a threat to DBS’s competitive status (see Section 5.1.5A).

Technological advances that have been made in recent years facilitate a high degree of accessibility to video content that may make it difficult for DBS to recruit new subscribers, retain existing subscribers and offer its services (see Section 5.1.5 A above).

E.	Deploying alternative multi-channel broadcast infrastructures - The DTT system activity and particularly the possibility of expanding it may negatively impact on the financial results of DBS.

F.
Piracy – The area of broadcasting is exposed to viewers’ attempts to use pirate connections in order to receive broadcasts without paying subscription fees and is exposed to public access to content to which the broadcasting entity has the rights.

G.
Exposure to class action lawsuits - In view of the number of subscribers DBS and HOT have, there is exposure to class action lawsuits in material amounts. For information regarding pending applications against DBS for certification as class actions, see Section 5.20.

5.22.3	Special risks of DBS

A.
Need to receive approval from financing entities to conduct operations at DBS - Performance of operations and certain proceedings is dependent up receipt of prior approval from the DBS's financing entities. This restriction could hinder DBS's operations (see Section 5.15).

B.
Exposure to having credit called in for immediate repayment due to non-compliance with loan agreements - Failure of DBS to comply with the orders of the Financing Agreement or with the orders of the deeds of trust signed with the Trustees for the debenture holders may, in accordance with and subject to the orders of each of said agreements, respectively, entitle the relevant lenders to a cause of action to call in all the credit provided to DBS for immediate repayment and realization of the securities given by DBS and its shareholders. These lenders are entitled to call their debt in for immediate repayment if other DBS debts are called in for immediate repayment (cross-default) under the conditions prescribed in the agreements with them – see Section 5.15.

C.
Restrictions that are the result of the ownership structure - DBS is restricted in cooperative ventures with the Company with respect to offering a basket of communications services that can compete with HOT in a manner that has a material impact on DBS's business status and is competitive ability (see Section 5.7.3). In the past, due to the Company's holdings in DBS, regulatory restrictions were imposed on it regarding the receipt of funds from its shareholders, should it apply to DBS will reduce the sources of finance that could be available to it.

D.
Existence of sufficient cash flow - DBS is required to maintain a cash flow which is sufficient for compliance with its business plan and with repayment of the credit it used. The absence of a sufficient cash flow may impact on the ability of DBS to increase its rate of penetration of advanced services (such as PVR and HDPVR decoders) and to make it more difficult for it to face the competitive threats in view of technological developments and consumption patterns in the field.   Furthermore, failure to repay on time, as aforementioned, constitutes grounds for calling in the bank credit and debentures in for immediate repayment and redemption in accordance with and subject to the orders and caveats in the Financing Agreement and deeds of trust, respectively.

E.
Malfunction of and damage to satellite - DBS broadcasts through space segments on the Amos 2 and Amos 3 satellites stationed in identical points in space. Operational malfunction or damage to one of the satellites is liable to disrupt and reduce the scope of DBS's broadcasts, and such disruption and reductions are expected to be more significant in the event of a failure of AMOS 2.  Nonetheless, the duplication of the satellites by means of which broadcasts are transmitted to subscribers enables a significant reduction of the risk entailed by damage to one of them, and improves the survival ability of the broadcast. If there is a malfunction in one of the satellites, it will be possible to broadcast most of DBS's channels via the existing space segments on the other satellite, and perhaps even via additional segments on the same satellite that might be made available to DBS, but not all the channels broadcast (for the agreement with Spacecom, see Section 5.18.1). DBS is not insured against loss of revenues caused by satellite malfunction.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

DBS's estimate as aforesaid in this paragraph is forward-looking information. This estimate is based on the supply of space segments by Spacecom and on the ability to transfer broadcasts between the satellites. This estimate might not be realized or might be realized to some or other extent if Spacecom does not provide DBS with alternative segments in the event of malfunction of either of the satellites, or DBS is not permitted to carry out the above-mentioned channel transfer.

F.
Dependence on holders of rights in the space segments - DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, which is also responsible for operation of the space segments (see Section 5.18.1).

G.
Dependence on providers of software, equipment, content, infrastructure and services - DBS is dependent on certain providers of software, equipment, content and services, including broadcast encryption services (see Section 5.13). Failure to receive the products or services they provide could harm DBS’s ability to function and results.

H.
Dependence on use of internal wiring - DBS is dependent on the use of internal wiring in some subscriber homes, which is owned by HOT (see Section 5.17.13). If the administrative directives are cancelled, without an appropriate alternative arrangement that would allow one supplier to make use of the infrastructures of the other in subscriber homes, this would constitute a substantial barrier to DBS's subscriber recruitment.

I.
Damage to broadcasting centers - Damage to a broadcasting center might cause a significant difficulty for continued broadcasts, however, the splitting of broadcasts into two broadcasting centers (Kfar Saba and Re’em Junction) reduces the risk involved if one sustains damage and improves the possibility that most of the broadcasts will survive. In the event of damage to one of the broadcasting centers, DBS will be able to continue broadcasting its main channels from the other broadcasting center (the Kfar Saba center is able to broadcast a larger number of channels than the secondary center at Re'em Junction). All the broadcasting centers have identical encryption systems and therefore backup is also available for the encryption system in the event of damage to one of the broadcasting centers.

DBS's estimate as aforesaid in this paragraph is forward-looking information. This estimate is based on the provision of services from the supplier that operates the secondary broadcasting site in the event of damage to the Kfar Saba broadcasting center. This estimate might not be realized or might be realized to some or other extent if DBS is not permitted to receive the services of this supplier.

J.
Malfunction of DBS's computer systems - A significant malfunction in DBS's central computer systems is liable to wreak havoc with its operational capability. DBS has a remote backup site, which is intended for activation and provision of partial computer services within a few hours in the event of malfunction, however, it will be impossible to implement significant DBS operational capacities without the proper operation of the central computer systems.

DBS's estimate with respect to its backup capability, as aforesaid in this paragraph, is forward-looking information. This estimate is based on the functioning of the remote backup site. This estimate might not be realized or might be realized to some or other extent if this functioning is not enabled.

K.
Technical inferiority and the inability to offer integrated services - DBS’s technology is inferior to that of its competitors. This technical inferiority prevents DBS from providing telephony and Internet services, and various interactive services, including VOD, on its infrastructure, hence their supply therefore depends on third parties.

Chapter A (Description of Company Operations) of the Periodic Report for 2011

L.
Defects in the encryption system - DBS’s broadcasts are based on the encryption of broadcasts transmitted via satellites and encrypted via smart cards that are installed in the decoders in subscribers’ homes. Defects in the encryption system or a breach thereof could make it possible to view broadcasts without payment to DBS, thereby causing a reduction in revenues and a breach of the agreements between DBS and its content suppliers.

M.
Lack of exclusivity on frequencies - The spectrum of frequencies used by DBS to transmit its broadcasts from the broadcasting satellites to the satellite dishes installed in subscriber homes, and which is allocated in accordance with the license from the Ministry of Communications, is defined as a frequency spectrum with a secondary allocation, such that an Israeli party that is allowed to make authorized primary use the frequency spectrum. If the owner of the primary allocation uses the aforementioned frequency spectrum, this may cause DBS broadcasts to suffer in terms of quality and/or availability of the broadcasts to its subscribers, which may negatively impact on the financial results of DBS. At the date of this report, to the best of DBS's knowledge, the primary allocation holder did not make use of said frequencies such that it caused real and/or lengthy disruptions to DBS broadcasts.

N.
Disturbances to broadcasts - Since DBS’s broadcasts are wireless transmissions from broadcasting centers to broadcasting satellites and from them to the receiver dishes in subscriber homes, the broadcast of wireless signals in the same frequency spectrum, whether or not they originate in Israel, and extreme weather conditions of heavy rain, hail or snow could cause disruptions to the quality and/or availability of the broadcasts provided by DBS to its subscribers and may cause material harm to its financial results.

5.22.4
The following table sets out the risk factors by nature and ranking according to impact, as assessed by DBS management. Note that DBS’s assessments below regarding the level of exposure of DBS to a risk factor reflects the level of impact of such a risk factor on the assumption that the risk factor is realized, and this does not express any assessment whatsoever not grant any weight whatsoever to the chances of the aforementioned realization. Likewise, the order of appearance of the risk factors above and below is not necessarily based on the risk inherent in each risk factor, or the probability of its occurrence.90

Extent of impact
	Major	Moderate	Minor
Macro risk
Financial risks		X
Recession / economic downturn			X
Security situation		X
Sector risk
Dependence on licenses	X
Changes in regulation	X
Intense competition	X
Technological developments and changes		X
Alternative infrastructures		X
Unlawful viewing			X
Exposure to class action lawsuits		X
Specific risk
Need to receive approval from the financing entities for performance of DBS operations			X
Exposure to bank credit being called in for immediate repayment as a result of failure to comply with the finance agreements	X
Restrictions caused by ownership structure	X
Need for sufficient cash flow	X
Satellite malfunction and damage	X
Dependence on space segment supplier	X
Dependence on suppliers of content, equipment and infrastructure	X
Dependence on use of internal wiring		X
Damage to broadcasting centers	X
Failure of computer systems	X
Technical inferiority and inability to offer integrated services		X
Malfunction of encryption system	X
Lack of exclusivity on frequencies		X
Disturbances in broadcasts	X

90	See footnote 58.

The information included in this Section 5.22 and the assessments of DBS regarding the impact of the risk factors on DBS's operations and business constitute forward-looking information as defined in the Securities Law.  The information and estimates are based on data published by regulatory agencies, DBS assessments of the market situation and the structure of competition, possible developments in the market and the Israeli economy, and the factors mentioned above in this section. Actual results may differ significantly from these assessments if a change occurs in one of the factors taken into account in making them.

March 14, 2012
Date	Bezeq - The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:
Shaul Elovitch, Chairman of the Board of Directors
Avi Gabbay, Chief Executive Officer